
08043350



THE BANK OF NEW YORK MELLON

EXCEPTIONAL PEOPLE COLLABORATIVE PARTNERSHIPS SUPERIOR PERFORMANCE



bnymellon.com

2007 Annual Report

Assets Under Management (in trillions)


$1.2
1.0
0.8
0.6
0.4
0.2
0
2002* 2003* 2004* 2005* 2006* 2007

Assets Under Custody and Administration (in trillions)


$25
20
15
10
5
0
2002* 2003* 2004* 2005* 2006* 2007

*Pro-forma totals for legacy The Bank of New York Company and Mellon Financial Corporation.

Brand and culture go hand in hand. Inside the company we put in place the building blocks for a corporate culture that supports our brand and institutionalizes our commitment to be #1 in client service. To set expectations for how we will behave, we introduced our values of Client Focus, Trust, Teamwork and Outperformance. We have a strong starting point, as reflected in an all-employee survey, which showed a broad commitment to these core principles.

We set yet another ambitious goal: top-quartile employee engagement compared to peers. In other words, we want our people at all levels to be interested, involved and inspired. It's just good business. It leads to better service and performance and makes it easier to attract and retain the best people. We expect it will take a couple of years to achieve this goal but we are already using internal and external measures to gauge our progress.

In December we purchased the remaining 50 percent stake in ABN AMRO Mellon Global Securities Services B.V. This joint venture enjoyed great success outside North America in providing custody and related services. Our full ownership has increased our opportunities in the fastest-growing regions of the world.

The Bank of New York Mellon Issuer Services
Issuer Services addresses the needs of equity and fixed-income issuers. In addition to achieving record earnings and maintaining number one market shares in corporate trust and depositary receipts globally and in shareowner services in the U.S., we enjoy a strong reputation for quality. In 2007 we were named trustee and administrative service provider of the year by Opal Financial Group and trustee of the year by *International Securitisation Report* magazine. In addition, we were rated the top firm for overall client satisfaction among large transfer agents according to an independent satisfaction survey conducted by Group Five Inc. and recognized by J.D. Power for providing "An Outstanding Customer Service Experience" in shareowner services.

The Bank of New York Mellon Clearing & Execution Services
Clearing & Execution Services experienced strong growth with record financial results. Pershing LLC continued to extend its market leadership as a provider of clearing, financing and custody services for introducing broker-dealers and registered investment advisors.

The Bank of New York Mellon Treasury Services
Treasury Services achieved strong earnings growth over the prior year. In addition, we ranked number one in 17 categories in *Global Investor's* 2007 Foreign Exchange (FX) Survey, including "Best FX Service Overall." Working Capital Solutions was voted number one for cash management relationships, bank operations, customer service, implementation and e-commerce in the 2007 Greenwich Cash Management Quality Index.

People, Partnerships and Performance
This fall we launched our new brand identity using the logo you see on the cover. Its simplicity and elegance reflect our focus on institutional and high-net-worth clients. To build awareness and familiarity of our brand, we launched a new advertising campaign focused on the qualities that distinguish us in the market: the strength of our people, the partnerships we forge with our clients and our ability to consistently deliver superior performance to all of our constituencies, including our shareholders.

2008 Business Priorities

Although the economic environment is challenging, the people of your company entered 2008 energized and focused on a set of clear business priorities:

- Outperforming in every market we serve. Better service plus better performance equal faster growth. Clients will stay with us, do more business with us and recommend us with great enthusiasm. It's a simple formula that works.
- Maintaining the highest ethical standards with best-in-class compliance programs and an unwavering commitment to doing the right thing.
- Making our company a place where talent globally wants to work. We are creating a diverse, inclusive and supportive culture where everyone has the opportunity to contribute, develop and excel.
- Achieving a timely and seamless integration. We are working hard to make the integration a non-event from a client perspective. We finished 2007 well ahead of our pre-tax expense synergy target, driving toward a goal of $700 million per year by the end of next year. We have also identified opportunities to generate incremental revenue synergies of $250-400 million per year by 2011.

The exceptional people of this company are working hard to outperform our peers and exceed your high expectations. We want to sincerely thank them for a terrific year during a period of substantial change and uncertainty. Our performance is a real testament to the quality of our teams and their ability to focus on what matters most — our clients. We also offer our gratitude to our directors for their collaborative approach and the support they have offered in a significant time of transition, and to the shareholders of both legacy companies for their continued show of confidence. We have a great future ahead of us. Thank you for joining us.

Yours sincerely,

Thomas A. Renyi
Executive Chairman

Robert P. Kelly
Chief Executive Officer



TO OUR SHAREHOLDERS

We successfully completed our landmark merger on July 1, 2007, creating a well-positioned global growth company. The merger of The Bank of New York Company, Inc. and Mellon Financial Corporation has been a strategic and financial success for our shareholders, while expanding the services we offer clients and creating new opportunities for our staff around the world.

In 2007, your company's total shareholder return was 19.4 percent, significantly outperforming the S&P 500 return of 5.5 percent and placing us in the top five of widely-held financial institutions around the world with market capitalization of over $50 billion. In addition, we achieved the following:

- Generated 17 percent revenue growth and 29 percent pre-tax earnings growth (FTE) in our businesses, led by securities servicing and asset management*
- Increased our global presence, with non-U.S. revenue reaching a new high of 32 percent in the fourth quarter on an operating basis, up from 27 percent in the prior year quarter*
- Achieved strong investment performance and were top-ranked across our businesses in client satisfaction globally
- Completed 25 percent of our expense synergy target, surpassing our published goals
- Generated tangible return on equity of 46 percent*
- Maintained strong capital ratios and debt ratings

A Global Growth Company

The new company adopted aggressive goals and quickly put plans in place to achieve them. The Bank of New York Mellon is dedicated to outperforming around the world in our two core businesses: asset management and securities servicing — the latter including global custody, depositary receipts, corporate trust, clearing, and shareowner and broker-dealer services. To us, this means we will continue to expand internationally, provide the best client service and innovative products and generate superior investment performance. We aspire for first-quartile stock performance over time compared to our peers. We are well positioned to achieve these goals given the expected long-term growth rates and globalization of the financial markets, as well as our scale, client focus and strong capital base.

Our goal is to achieve superior revenue growth relative to our peers and maintain margins that are competitive — though not the highest, because we plan to keep reinvesting to maintain our edge. Realize, too, that as a predominantly fee-based company, our growth is not dependent on using our capital to grow our balance sheet. We work to deploy capital to accelerate our long-term growth rates. We have a history of making accretive acquisitions with attractive returns and reinvesting our remaining excess capital annually in share repurchases.

* *Growth rates and the fourth quarter 2006 percentage of non-U.S. revenue are on a pro forma combined basis. Growth rates, percentages of non-U.S. revenue and tangible return on equity exclude merger and integration expense, intangible amortization and other items as detailed in our fourth quarter of 2007 Quarterly Earnings Summary document. The fourth quarter 2007 percentage of non-U.S. revenue also excludes the fourth quarter of 2007 collateralized debt obligation write-down ($200 million pre-tax). On a GAAP basis, the 2007 tangible return on equity was 42 percent.*

2007 Cumulative Total Shareholder Return*


130
120
110
100
90
80
Dec 31, 06
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 07
BNY Mellon
S&P 500
12 Member Peer Group

*Assumes the value of the investment in the Corporation's common stock, the S&P 500 stock index and the 12-member peer group was $100 on December 31, 2006, and that all dividends were reinvested. The graph reflects total shareholder returns for The Bank of New York from Dec. 31, 2006 to June 29, 2007 and for The Bank of New York Mellon from July 2, 2007 to Dec. 31, 2007.

Highlights of Our Business

BNY Mellon Asset Management

Assets under management are now over $1 trillion, an increase of 12 percent* over the prior year, with net flows of $69 billion. The Asset Management investment boutiques continued to deliver strong investment returns for clients, and made significant strides in product innovation, rapidly expanding our alternatives offerings, including 130/30 and market-neutral strategies. BNY Mellon Asset Management is a top five institutional asset manager in the U.S., with leading positions in the corporate and public pension, Taft-Hartley and endowments and foundations markets, while its Dreyfus affiliate is a major mutual fund player.

In 2007 we continued our strong international growth, with revenue from non-U.S. clients accounting for 38 percent of overall revenue. We became the first foreign asset manager to receive regulatory approval under QDII as a sub-adviser to China Southern Fund Management Co. Ltd., agreed to establish a joint venture fund management company in China with Western Securities and acquired Brazil-based ARX Capital Management, a leading asset manager specializing in Brazilian equity and alternative investment strategies.

BNY Mellon Wealth Management

In Wealth Management, we combined the two legacy organizations to become one of the top ten wealth managers in the U.S., with a presence in 14 of the top 25 domestic wealth markets. During 2007 we achieved strong fee growth and maintained industry-leading client satisfaction scores.

BNY Mellon Asset Servicing

Asset Servicing has been remarkably successful in attracting new business and maintaining client loyalty during a time of transition. During 2007 assets under custody and administration grew by 13 percent* to $23.1 trillion, an industry record. Revenues and profits grew at double-digit rates. We are very proud of the fact that post-merger win and retention rates were better than each legacy company had enjoyed, as clients continued to view us as a quality leader. We received the highest number of "Top-Rated" recognitions and "Best in Class" awards in the 2007 *Global Custodian* Survey.



FINANCIAL HIGHLIGHTS

The Bank of New York Mellon Corporation (and its subsidiaries)

	2007[(a)]	2006[(a)]
FINANCIAL RESULTS		
Income from continuing operations (in millions)	$ 2,227	$ 1,476
Income (loss) from discontinued operations, net of tax (in millions)	(8)	1,371
Income from continuing operations before extraordinary (loss) (in millions)	2,219	2,847
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax (in millions)	(180)	—
Net income (in millions)	**$ 2,039**	**$ 2,847**
Earnings per share — diluted[(b)]		
Continuing operations	$ 2.38	$ 2.04
Discontinued operations, net of tax	(.01)	1.90
Income before extraordinary (loss)	2.37	3.94
Extraordinary (loss), net of tax	(.19)	—
Net income	**$ 2.18**	**$ 3.94**
CONTINUING OPERATIONS — KEY DATA		
Total revenue (in millions)	$ 11,331	$ 6,838
Percent of non-U.S. revenue (FTE)	32%	30%
Return on tangible common shareholders' equity — before extraordinary (loss)	42.33%	29.12%
Fee and other revenue as a percentage of total revenue (FTE)	80%	78%
Pre-tax operating margin (FTE)	29%	32%
Assets under management at year end (in billions)	$ 1,121	$ 142
Assets under custody and administration at year end (in trillions)	$ 23.1	$ 15.5[(c)]

(a) Financial information for 2007 includes six months of the combined company's results while the financial information for 2006 includes legacy The Bank of New York only. Certain 2006 amounts have been revised.

(b) Legacy The Bank of New York earnings per share are presented in post-merger share count terms.

(c) Revised for Acquired Corporate Trust Business and harmonization adjustments.

Note: FTE denotes presentation on a fully taxable equivalent basis.



THE BANK OF NEW YORK MELLON

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street
New York, New York 10286

Date of Meeting:	April 8, 2008
Time:	9:00 a.m., New York time
Place:	101 Barclay Street, New York, New York 10286
Purposes:	We are holding the Annual Meeting for the following purposes: • to elect 18 directors to serve on our Board until the 2009 annual meeting of stockholders and until their successors shall have been elected and qualified; • to approve our Long-Term Incentive Plan; • to approve our Employee Stock Purchase Plan; • to approve our Executive Incentive Compensation Plan; • to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year; • to act on two stockholder proposals, if properly presented at the Annual Meeting; and • to transact any other business that may properly come before the Annual Meeting. The proxy statement describes these items. As of the date of this notice, we have not received notice of any other matters that may be properly presented at the Annual Meeting.
Record Date:	The directors have fixed the close of business on February 8, 2008, as the record date for determining stockholders entitled to notice of and to vote at the meeting.
Voting by Proxy:	Please submit a proxy card or, for shares held in street name, a voting instruction form, as soon as possible so that your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered stockholder, you may also vote by telephone or electronically over the Internet by following the instructions included with your proxy card. If your shares are held in street name, you may have the ability to instruct the record holder as to the voting of your shares by telephone or over the Internet. Follow the instructions on the voting instruction form that you receive from your broker, bank or other nominee.

We hope that you are able to attend our Annual Meeting. Whether or not you plan to attend, it is important that you vote your shares at the meeting. To ensure that your shares are voted at the meeting, please promptly complete, sign, date and return your proxy card(s) in the enclosed envelope, or vote by telephone or over the Internet by following the instructions found on the proxy card(s), so that we may vote your shares in accordance with your wishes and so that enough shares are represented to allow us to conduct the business of the Annual Meeting. Mailing your proxy(ies) or voting by telephone or over the Internet does not affect your right to vote in person if you attend the Annual Meeting.

By Order of the Board of Directors,

Arlie R. Nogay
Corporate Secretary

March 14, 2008

TABLE OF CONTENTS

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street
New York, New York 10286

PROXY STATEMENT

Our Board of Directors solicits your proxy for our 2008 Annual Meeting of stockholders to be held on April 8, 2008 at 9:00 a.m. New York time at our offices located at 101 Barclay Street, New York, New York 10286, and any adjournment of the meeting, for the purposes set forth in the Notice of Annual Meeting.

Who Can Vote

Only stockholders of record of our common stock at the close of business on February 8, 2008 may vote at the Annual Meeting. On the record date, we had 1,141,830,831 shares of common stock outstanding. You are entitled to one vote for each share of common stock that you owned on the record date. The shares of common stock held in our treasury will not be voted.

We began mailing this proxy statement and the enclosed proxy card on March 14, 2008 to all stockholders entitled to vote at the Annual Meeting. We have enclosed with this proxy statement our 2007 annual report to stockholders. This report contains detailed information about our activities and financial performance in 2007.

What is a Proxy?

A proxy is an authorization to vote your shares. Your proxy gives us authority to vote your shares and tells us how to vote your shares at the Annual Meeting or any adjournment. Three of our officers, who are called "proxies" or "proxy holders" and are named on the proxy card, will vote your shares at the Annual Meeting according to the instructions you give on the proxy card, or by telephone or over the Internet.

Voting Your Shares

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares promptly.

If you are a "stockholder of record" (that is, you hold your shares of our common stock in your own name), you may vote your shares by proxy using any of the following methods:

- completing, signing, dating and returning the proxy card in the postage-paid envelope provided;
- calling the toll-free telephone number listed on the proxy card; or
- using the Internet site listed on the proxy card.

The telephone and Internet voting procedures set forth on the proxy card are designed to authenticate stockholders' identities, to allow stockholders to provide their voting instructions, and to confirm that their instructions have been properly recorded. If you vote by telephone or over the Internet, you should not return your proxy card.

If you are a "beneficial owner," also known as a "street name" holder (that is, you hold your shares of our common stock through a broker, bank or other nominee), you will receive voting instructions (including, if your broker, bank or other nominee elects to do so, instructions on how to vote your shares by telephone or over the Internet) from the record holder, and you must follow those instructions in order to have your shares voted at the Annual Meeting.

Depending on how you hold your shares, you may receive more than one proxy card.

Your vote is important. Whether you vote by mail, telephone or over the Internet, your shares will be voted in accordance with your instructions. If you sign, date and return your proxy card without indicating how you want to vote your shares, the proxy holders will vote your shares in accordance with the following recommendations of the Board of Directors:

Proposal 1 — **FOR** the election of each nominee for director;

Proposal 2 — **FOR** the approval of our Long-Term Incentive Plan;

Proposal 3 — **FOR** the approval of our Employee Stock Purchase Plan;

Proposal 4 — **FOR** the approval of our Executive Incentive Compensation Plan;

Proposal 5 — **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008;

Proposal 6 — **AGAINST** the approval of the stockholder proposal for cumulative voting in the election of directors; and

Proposal 7 — **AGAINST** the approval of the stockholder proposal with respect to a stockholder vote on an advisory resolution to ratify the compensation of our named executive officers (which is commonly referred to as a "say-on-pay" proposal).

In addition, if other matters are properly presented for voting at the Annual Meeting, the proxy holders are also authorized to vote on such matters as they shall determine in their sole discretion. As of the date of this proxy statement, we have not received notice of any other matters that may be properly presented for voting at the Annual Meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted at the Annual Meeting by:

- delivering a written notice of revocation to our Corporate Secretary at the address indicated on the first page of this proxy statement;
- submitting another signed proxy card with a later date;
- voting by telephone or over the Internet at a later date; or
- attending the Annual Meeting and voting in person.

Voting in Person

If you are a registered shareholder or you hold a proxy from a registered shareholder, you may attend the Annual Meeting and vote in person by obtaining and submitting a ballot that will be provided at the meeting.

Quorum and Vote Required for Approval

A quorum is the minimum number of shares required to conduct business at the Annual Meeting. Under our by-laws, to have a quorum, a majority of the outstanding shares of stock entitled to vote at the Annual Meeting must be represented in person or by proxy at the meeting. Abstentions, withhold votes (in the election of directors) and broker non-votes (which are described below) are counted as present for determining the presence of a quorum. Inspectors of election appointed for the Annual Meeting will tabulate all votes cast in person or by proxy at the Annual Meeting. In the event a quorum is not present at the Annual Meeting, we expect that the Annual Meeting will be adjourned or postponed to solicit additional proxies.

A *"broker non-vote"* occurs when a broker, bank or other nominee that holds our common shares for a beneficial owner returns a proxy to us but cannot vote the shares it holds as to a particular matter because it has not received voting instructions from the beneficial owner and the matter to be voted on is not "routine" under rules of the New York Stock Exchange, which we refer to as the "NYSE rules." NYSE rules allow brokers, banks and other nominees to vote shares held by them on matters that the NYSE determines to be routine, even though the broker, bank or nominee has not received instructions from the beneficial owner of the shares. The NYSE considers the election of directors, approval of our Executive Incentive Compensation

Plan and ratification of our independent registered public accounting firm to be routine matters. The NYSE considers the approval of our Long-Term Incentive Plan and Employee Stock Purchase Plan and the two stockholder proposals not to be routine.

"Abstentions" and *"broker non-votes"* are not treated as votes cast on a proposal. Therefore, an abstention or broker non-vote will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval. though they will be counted in determining the presence of a quorum. Directors are elected by plurality; those nominees receiving the most votes in favor of their election will be elected. Abstentions and withhold votes do not represent votes in favor of a nominee and are not counted in determining which nominees are elected. If an incumbent director fails to receive more "for" votes than "withhold" votes, the director is required to tender his or her resignation (see table below).

The following table indicates the vote required for approval of each proposal to be presented to the stockholders at the Annual Meeting and the effect of abstentions, withhold votes and broker non-votes:

Proposal	Required Vote	Effect of Abstentions, Withhold Votes and Broker Non-Votes
1. Election of directors	A plurality of the votes cast "for" election of each director by holders of shares of common stock entitled to vote at the Annual Meeting.	Nominees receiving the most votes cast "for" election will be elected. Abstentions and withhold votes are not votes cast "for" election and are not counted in determining which directors are elected. Pursuant to our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who fails to receive more "for" votes than "withhold" votes is required to tender his or her resignation to the lead director (or such other director designated by the Board if the director failing to receive the majority of votes cast is the lead director) promptly after the certification of the stockholder vote. The Corporate Governance and Nominating Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act on the Corporate Governance and Nominating Committee's recommendation no later than 90 days following the certification of the election in question. A director who tenders his or her resignation pursuant to this provision will not vote on the issue of whether his or her tendered resignation will be accepted or rejected.

Proposal	Required Vote	Effect of Abstentions, Withhold Votes and Broker Non-Votes
2. Approval of our Long-Term Incentive Plan	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions and broker non-votes are not treated as votes cast. An abstention or broker non-vote will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.
3. Approval of our Employee Stock Purchase Plan	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions and broker non-votes are not treated as votes cast. An abstention or broker non-vote will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.
4. Approval of our Executive Incentive Compensation Plan	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions are not treated as votes cast. An abstention will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.
5. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2008	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions are not treated as votes cast. An abstention will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.
6. Approval of the stockholder proposal for cumulative voting in the election of directors	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions and broker non-votes are not treated as votes cast. An abstention or broker non-vote will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.
7. Approval of the stockholder "say-on-pay" proposal	Affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.	Abstentions and broker non-votes are not treated as votes cast. An abstention or broker non-vote will not have the effect of a vote for or against the proposal and will not be counted in determining the number of votes required for approval.

Annual Meeting Admission

Only stockholders and certain other permitted attendees may attend the Annual Meeting. No cameras, recording equipment, electronic devices, use of cell phones or BlackBerries, large bags or packages will be permitted in the Annual Meeting. If you plan to attend the Annual Meeting in person, we ask that you also complete and return the reservation form attached to the end of the proxy statement.

Expenses of Solicitation

We will pay all costs of soliciting proxies. We have retained our affiliate, BNY Mellon Shareowner Services, to assist with the solicitation of proxies for a fee of approximately $25,000, plus reimbursement of reasonable out-of-pocket expenses. In addition, we may also use our officers and employees, at no additional compensation, to solicit proxies either personally or by telephone, Internet, letter or facsimile.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 8, 2008

A complete copy of this proxy statement and our annual report for the year ended December 31, 2007 are also available at www.bnymellon.com.

Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on rules of the Securities and Exchange Commission, which we refer to as the "SEC," that permit us to deliver only one proxy statement to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. This practice, known as "householding," reduces duplicate mailings, saves printing and postage costs as well as natural resources and will not affect dividend check mailings. If you wish to receive a separate copy of the annual report or proxy statement, or if you wish to receive separate copies of future annual reports or proxy statements, please call our transfer agent BNY Mellon Shareowner Services at 1-800-729-9606 (U.S.) or 1-201-680-6651 (International). We will deliver the requested documents promptly upon your request.

If you and other stockholders of record with whom you share an address currently receive multiple copies of annual reports or proxy statements, or if you hold our stock in more than one account and, in either case, you wish to receive only a single copy of the annual report or proxy statement, please contact our transfer agent, BNY Mellon Shareowner Services, with the names in which all accounts are registered and the name of the account for which you wish to receive mailings.

ELECTION OF DIRECTORS

(Proposal 1 on your proxy card)

Nominees for Election as Directors

You are being asked to elect 18 directors to serve on our Board of Directors until the 2009 annual meeting of stockholders and until their successors have been elected and qualified. Each nominee currently serves on our Board of Directors, of which 14 are non-management directors and four serve as executive officers of our company.

Article 5 of our by-laws provides the exclusive procedures for the nomination and composition of our Board of Directors for the first three years following the merger of The Bank of New York Company, Inc., which we refer to as "Bank of New York," and Mellon Financial Corporation, which we refer to as "Mellon," into our company on July 1, 2007. From July 1, 2007 to the earlier of January 1, 2009 or such other date as of which Thomas A. Renyi, our executive chairman, ceases to serve as executive chairman of our Board, which we refer to as the "succession date," 10 of our 18 directors will be persons who were nominated to be directors by the Board of Directors of Bank of New York prior to the merger and their successors nominated as described below, whom we refer to as "continuing Bank of New York directors," and eight will be persons who were nominated to be directors by the Board of Directors of Mellon prior to the merger and their successors nominated as described below, whom we refer to as "continuing Mellon directors." From the succession date through June 30, 2010, there will be 16 directors, nine of whom will be continuing Bank of New York directors and seven of whom will be continuing Mellon directors.

During the three-year period following the merger (which ends June 30, 2010), which we refer to as the "specified period," the continuing Bank of New York directors will have the exclusive authority to nominate, on behalf of the Board, directors to fill each seat previously held by a continuing Bank of New York director and the continuing Mellon directors will have the exclusive authority to nominate, on behalf of the Board, directors to fill each seat previously held by a continuing Mellon director. As required by Article 5 of our by-laws, following the merger, we formed a Continuing Bank of New York Directors Committee, which is comprised of all the continuing Bank of New York directors, and a Continuing Mellon Directors Committee, which is comprised of all the continuing Mellon directors. Our Corporate Governance and Nominating Committee recommended to the Continuing Bank of New York Directors Committee and the Continuing Mellon Directors Committee, as appropriate, the nomination of each nominee named below. After considering the recommendation of the Corporate Governance and Nominating Committee and the requirements set forth in Article 5 of our by-laws, each nominee who is a continuing Bank of New York director was nominated by the Continuing Bank of New York Directors Committee and each nominee who is a continuing Mellon director was nominated by the Continuing Mellon Directors Committee.

During the specified period, all vacancies on the Board created by the cessation of service of a continuing Bank of New York director will be filled by a nominee chosen by the remaining continuing Bank of New York directors and all vacancies on the Board created by the cessation of service of a continuing Mellon director will be filled by a nominee chosen by the remaining continuing Mellon directors. Directors chosen to fill vacancies will hold office for a term expiring at the end of the next annual meeting of stockholders.

We do not know of any reason why any nominee named in this proxy statement would be unable to serve as a director if elected. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such other person as may be nominated in accordance with Article 5 of our by-laws, as described above.

Our certificate of incorporation and by-laws provide that during the specified period, Article 5 of our by-laws may only be modified, amended or repealed and any inconsistent provision adopted or recommended for adoption by our stockholders by the affirmative vote of at least 75% of our entire Board.

Our by-laws provide that the affirmative vote of a plurality of the shares present and voting is required to elect a director, which means that the 18 nominees receiving the highest numbers of votes cast at the Annual Meeting by all holders of shares of our common stock will be elected as directors for a term expiring in 2009. However, pursuant to our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who fails to receive more "for" votes than "withhold" and "against" votes is required to tender his or her resignation to the lead director (or such other director designated by the Board if the director failing to receive the majority of votes cast is the lead director) promptly after the certification of the stockholder vote. The Corporate Governance and Nominating Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act on the Corporate Governance and Nominating Committee's recommendation no later than 90 days following the certification of the election in question. A director who tenders his or her resignation pursuant to this provision will not vote on the issue of whether his or her tendered resignation will be accepted or rejected.

The Board unanimously recommends you vote "FOR" each of the nominees described below.

Each of the following nominees for election as director was appointed to our Board effective July 1, 2007 in accordance with the merger agreement between Bank of New York and Mellon. At the time of his or her appointment to the Board in connection with the merger, each served as a director of either Bank of New York or Mellon. Information relating to each nominee for election as director, including his or her period of service as a director of Bank of New York or Mellon prior to the merger, principal occupation and other biographical material is described below:



Frank J. Biondi, Jr.
Senior Managing Director, WaterView Advisors LLC
Director since 2007
Continuing Bank of New York Director
Age 63

Mr. Biondi served as a director of The Bank of New York Company, Inc. from 1995 to 2007. Mr. Biondi has served as Senior Managing Director of WaterView Advisors LLC (formerly Biondi, Reiss Capital Management LLC), an investment adviser to WaterView Partners LLC, a private equity limited partnership focused on media and entertainment, since 1999. Mr. Biondi is currently a director of Amgen, Inc., Cablevision Systems Corp., Hasbro, Inc. and Seagate Technology.



Ruth E. Bruch
Senior Vice President and Chief Information Officer of Kellogg Company
Director since 2007
Continuing Mellon Director
Age 54

Ms. Bruch served as a director of Mellon Financial Corporation from 2003 to 2007. Ms. Bruch has served as Senior Vice President and Chief Information Officer of Kellogg Company, a food manufacturer focusing on cereal and convenience foods, since 2006. Prior to that, from 2002 to 2006, Ms. Bruch served as Senior Vice President and Chief Information Officer of Lucent Technologies Inc., which focuses on communications networking solutions.



Nicholas M. Donofrio
Executive Vice President, Innovation and Technology of IBM Corporation
Director since 2007
Continuing Bank of New York Director
Age 62

Mr. Donofrio served as a director of The Bank of New York Company, Inc. from 1999 to 2007. Mr. Donofrio has served as Executive Vice President, Innovation and Technology of IBM Corporation, a developer, manufacturer and provider of advanced information technologies and services, since 2005. Mr. Donofrio previously served as Senior Vice President, Technology and Manufacturing of IBM Corporation from 1997 to 2005.



Steven G. Elliott
Senior Vice Chairman, The Bank of New York Mellon Corporation
Director since 2007
Continuing Mellon Director
Age 61

Mr. Elliott served as a director of Mellon Financial Corporation from 2001 to 2007. Mr. Elliott has served as our Senior Vice Chairman since the merger in 2007. Prior to the merger, Mr. Elliott held the same position with Mellon Financial Corporation from 2001 to 2007.



Gerald L. Hassell
President, The Bank of New York Mellon Corporation
Director since 2007
Continuing Bank of New York Director
Age 56

Mr. Hassell served as a director of The Bank of New York Company, Inc. from 1998 to 2007. Mr. Hassell has served as our President since the merger in 2007. Prior to the merger, Mr. Hassell served as President of The Bank of New York Company, Inc. from 1998 to 2007.



Edmund F. "Ted" Kelly
Chairman, President and Chief Executive Officer of Liberty Mutual Group
Director since 2007
Continuing Mellon Director
Age 62

Mr. Kelly served as a director of Mellon Financial Corporation from 2004 to 2007. Mr. Kelly has served as Chairman (since 2000), President and Chief Executive Officer (since 1998) of Liberty Mutual Group, a multi-line insurance company. Mr. Kelly is currently a director of Liberty Mutual Group and EMC Corporation.



Robert P. Kelly
Chief Executive Officer, The Bank of New York Mellon Corporation
Director since 2007
Continuing Mellon Director
Age 53

Mr. Kelly served as a director of Mellon Financial Corporation from 2006 to 2007. Mr. Kelly has served as our Chief Executive Officer since the merger in 2007. Prior to the merger, Mr. Kelly served as Chairman, Chief Executive Officer and President of Mellon Financial Corporation from 2006 to 2007. Prior to that, Mr. Kelly served as Chief Financial Officer of Wachovia Corporation, a financial services company, and Wachovia's predecessor, First Union Corporation, from 2000 to 2006.



Richard J. Kogan
Retired President and Chief Executive Officer of Schering-Plough Corporation
Director since 2007
Continuing Bank of New York Director
Age 66

Mr. Kogan served as a director of The Bank of New York Company, Inc. from 1996 to 2007. Mr. Kogan is currently a principal of The KOGAN Group LLC. Mr. Kogan previously served as President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003 and as Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan is currently a director of Colgate-Palmolive Company.



Michael J. Kowalski
Chairman and Chief Executive Officer of Tiffany & Co.
Director since 2007
Continuing Bank of New York Director
Age 55

Mr. Kowalski served as a director of The Bank of New York Company, Inc. from 2003 to 2007. Mr. Kowalski has served as Chairman and Chief Executive Officer of Tiffany & Co., an international designer, manufacturer and distributor of jewelry and fine goods, since 2003 and 1999, respectively. Mr. Kowalski is currently a director of Tiffany & Co.



John A. Luke, Jr.
Chairman and Chief Executive Officer of MeadWestvaco Corporation
Director since 2007
Continuing Bank of New York Director
Age 59

Mr. Luke served as a director of The Bank of New York Company, Inc. from 1996 to 2007. Mr. Luke has served as Chairman and Chief Executive Officer of MeadWestvaco Corporation, a manufacturer of paper, packaging and specialty chemicals, since 2002. Mr. Luke is currently a director of MeadWestvaco Corporation and The Timken Company.



Robert Mehrabian
Chairman, President and Chief Executive Officer of Teledyne Technologies Inc.
Director since 2007
Continuing Mellon Director
Age 66

Dr. Mehrabian served as a director of Mellon Financial Corporation from 1994 to 2007. Dr. Mehrabian has served as Chairman (since 2000) and President and Chief Executive Officer (since 1999) of Teledyne Technologies Inc., an advanced industrial technologies company. Dr. Mehrabian is currently a director of Teledyne Technologies Inc. and PPG Industries, Inc.



Mark A. Nordenberg
Chancellor of the University of Pittsburgh
Director since 2007
Continuing Mellon Director
Age 59

Mr. Nordenberg served as a director of Mellon Financial Corporation from 1998 to 2007. Mr. Nordenberg has served as Chancellor of the University of Pittsburgh, a major public research university, since 1995.



Catherine A. Rein
Retired Senior Executive Vice President and Chief Administrative Officer of MetLife, Inc.
Director since 2007
Continuing Bank of New York Director
Age 65

Ms. Rein served as a director of The Bank of New York Company, Inc. from 1981 to 2007. Ms. Rein served as Senior Executive Vice President and Chief Administrative Officer of MetLife, Inc., an insurance and financial services company, from 2005 to 2008. Prior to that, Ms. Rein served as President and Chief Executive Officer of Metropolitan Property and Casualty Insurance Company from 1999 to 2005. Ms. Rein is currently a director of FirstEnergy Corp.



Thomas A. Renyi
Executive Chairman, The Bank of New York Mellon Corporation
Director since 2007
Continuing Bank of New York Director
Age 61

Mr. Renyi served as a director of The Bank of New York Company, Inc. from 1992 to 2007. Mr. Renyi has served as our Executive Chairman since the merger in 2007. Prior to the merger, Mr. Renyi held several executive officer positions with The Bank of New York Company, Inc., including Chairman from 1998 to 2007 and Chief Executive Officer from 1997 to 2007. Mr. Renyi is currently a director of Public Service Enterprise Group, Inc.



William C. Richardson
President and Chief Executive Officer Emeritus of The W.K. Kellogg Foundation and Chair and Co-Trustee Emeritus of The Kellogg Foundation Trust
Director since 2007
Continuing Bank of New York Director
Age 67

Dr. Richardson served as a director of The Bank of New York Company, Inc. from 1998 to 2007. Dr. Richardson had previously served as President and Chief Executive Officer of The W.K. Kellogg Foundation, a private foundation, as well as Chair and Co-Trustee of The Kellogg Foundation Trust from 1995 to 2005. Dr. Richardson is currently a director of Exelon Corporation and CSX Corporation.



Samuel C. Scott III
Chairman, President and Chief Executive Officer of Corn Products International, Inc.
Director since 2007
Continuing Bank of New York Director
Age 63

Mr. Scott served as a director of The Bank of New York Company, Inc. from 2003 to 2007. Mr. Scott has served as Chairman (since 2001), Chief Executive Officer (since 2001) and President (since 1997) of Corn Products International, Inc., global producers of corn-refined products and ingredients. Mr. Scott has announced his intention to retire as Chairman, President and Chief Executive Officer of Corn Products International, Inc. upon selection of his successor. Mr. Scott is currently a director of Corn Products International, Inc., Motorola, Inc. and Abbott Laboratories.



John P. Surma
Chairman and Chief Executive Officer of United States Steel Corporation
Director since 2007
Continuing Mellon Director
Age 53

Mr. Surma served as a director of Mellon Financial Corporation from 2004 to 2007. Mr. Surma has served as Chairman and Chief Executive Officer of United States Steel Corporation, a steel manufacturing company, since 2006 and 2004, respectively. Previously, Mr. Surma held several other executive officer positions with United States Steel Corporation, including President and Chief Operating Officer from 2003 to 2004 and Vice Chairman and Chief Financial Officer from 2002 to 2003. Mr. Surma is currently a director of United States Steel Corporation and Calgon Carbon Corporation.



Wesley W. von Schack
Chairman, President and Chief Executive Officer of Energy East Corporation
Director since 2007
Continuing Mellon Director
Age 63

Mr. von Schack served as a director of Mellon Financial Corporation from 1989 to 2007. Mr. von Schack has served as Chairman, President and Chief Executive Officer of Energy East Corporation, an energy services company, since 1996. Mr. von Schack is currently a director of Energy East Corporation and Teledyne Technologies Inc.

BOARD MEETINGS AND BOARD COMMITTEE INFORMATION

Meetings

Our current Board of Directors was appointed in connection with the merger on July 1, 2007. Since then, our Board of Directors held five meetings in 2007. Each incumbent director except Mr. Nordenberg attended at least 75% of the aggregate number of meetings of our Board and of the committees on which he or she served. Mr. Nordenberg attended a total of seven Board and committee meetings out of 10 but, because of serious illnesses in his family, he missed a single set of monthly meetings and, in this shortened, six-month reporting year, this made his attendance 70%.

This is our first Annual Meeting of stockholders. Our Corporate Governance Guidelines provide that all directors are expected to attend our Annual Meeting, including this year's Annual Meeting.

Committees and Committee Charters

As of July 1, 2007, our Board established several committees, including an Audit and Examining Committee, a Human Resources and Compensation Committee, a Corporate Governance and Nominating Committee, a Risk Committee, a Corporate Social Responsibility Committee, an Executive Committee and an Integration Committee. The charters of the Audit and Examining Committee, the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee are available on our website at www.bnymellon.com/governance/committees. Additionally, copies of these charters are attached to this proxy statement as exhibits. You may also request printed copies by sending a written request to our Corporate Secretary at the address set forth on the cover of this proxy statement.

Article 5 of our by-laws provides that, during the three-year period following the merger, the Human Resources and Compensation Committee will be comprised of at least five members with a number of continuing Mellon directors that is greater by one than the number of continuing Bank of New York directors on the committee, and a continuing Mellon director shall be its chair. In addition, during the three-year period following the merger, each of the Audit and Examining Committee and the Corporate Governance and Nominating Committee will be comprised of at least five members with a number of continuing Bank of New York directors that is greater by one than the number of continuing Mellon directors on the committee and a continuing Bank of New York director will be the chair of each. The following table identifies the individual members of our Board serving on each of these committees:

Audit and Examining Committee	Corporate Governance and Nominating Committee	Human Resources and Compensation Committee
Catherine A. Rein, Chairman	John A. Luke, Jr., Chairman	Wesley W. von Schack, Chairman
Robert Mehrabian	Richard J. Kogan	Ruth E. Bruch
William C. Richardson	Robert Mehrabian	Edmund F. Kelly
Samuel C. Scott III	Catherine A. Rein	Richard J. Kogan
John P. Surma	William C. Richardson	Samuel C. Scott III
	John P. Surma	
	Wesley W. von Schack	

Audit and Examining Committee

The Audit and Examining Committee meets as often as it deems necessary to perform its responsibilities. From July 1, 2007 through the end of 2007, the committee held seven meetings.

The Audit and Examining Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent registered public accountants engaged to prepare an audit report or to perform other audit, review or attest services for us. The independent registered public accountants report directly to the committee. Annually, the committee recommends that the Board request stockholder ratification of the appointment of the independent registered public accountants. The committee also has direct responsibility to evaluate and, when appropriate, to remove the independent registered public accountants. The committee is also responsible for the pre-approval of all audit and permitted non-audit services performed by our independent registered public accountants. The committee also acts on behalf of the Board in monitoring and overseeing the performance of our internal audit function, and our chief auditor has direct access to the committee. The committee also oversees the operation of a comprehensive system of internal controls covering the integrity of our financial statements and reports, compliance with laws, regulations and corporate policies, and the qualifications, performance and independence of our independent registered public accountants. The committee's function is one of oversight, recognizing that our management is responsible for preparing our financial statements, and our independent registered public accountants are responsible for auditing those statements. The committee reports periodically to the entire Board.

The Board of Directors has determined that the Audit and Examining Committee consists entirely of directors who meet the independence requirements of the NYSE listing standards and the rules and regulations under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act." The Board has also determined that all members of the Audit and Examining Committee are financially literate within the meaning of the NYSE listing standards as interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, that Ms. Rein and Mr. Surma satisfy the definition of "audit committee financial expert" as set out in the rules and regulations under the Exchange Act and have accounting or related financial management expertise as such qualification under the NYSE listing standards is interpreted by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee meets as often as it deems necessary to perform its responsibilities. From July 1, 2007 through the end of 2007, the committee held four meetings.

The Human Resources and Compensation Committee oversees the compensation plans, policies and programs in which our executive officers participate and the other incentive, retirement, welfare and equity plans in which all of our employees participate. In addition, the committee administers and makes equity and/or cash awards under plans adopted for the benefit of our officers and other employees to the extent required or permitted by the terms of these plans, establishes any related performance goals and determines whether and the extent to which these goals have been attained.

The committee also reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer, evaluates the chief executive officer's performance in light of those goals and objectives, and determines and approves the chief executive officer's compensation level on the basis of its evaluation. While the committee has overall responsibility for executive compensation matters, as specified in its charter, the committee reports its preliminary conclusions with respect to the performance evaluation and compensation decisions regarding our chief executive officer to the other independent directors of our full Board in executive session and solicits their input prior to finalizing the committee's conclusions.

The committee also reviews, evaluates and approves the total compensation of all other executive officers and makes recommendations concerning equity-based plans, which recommendations are subject to approval of our entire Board. The committee also advises and discusses with the other independent directors compensation decisions regarding our executive chairman and president and the process used by the committee.

The committee is also generally responsible for overseeing our employee compensation and benefit policies and programs, our management development and succession programs, the development and oversight of a succession plan for the position of chief executive officer and our diversity and inclusion programs. The committee also administers and makes awards under our various equity-based employee incentive plans and oversees certain retirement plans that we sponsor to ensure that they provide an appropriate level of benefits in a cost effective manner to meet our needs and objectives in sponsoring such plans and are properly and efficiently administered in accordance with their terms to avoid unnecessary costs and minimize any potential liabilities to us, that our responsibilities as plan sponsor are satisfied, and that financial and other information with respect to such plans is properly recorded and reported in accordance with applicable legal requirements.

In connection with the merger, the committee approved the delegation to our chief executive officer of responsibility for determining equity awards for certain employees who are eligible to receive grants under Bank of New York and Mellon long-term equity-based plans that we assumed in the merger. The committee also delegated to our chief executive officer the ability to approve non-material changes to benefit plans assumed in connection with the merger. The committee has also approved the delegation to our chief executive officer of responsibility for determining equity awards to certain employees who are eligible to receive grants under our new Long-Term Incentive Plan (as described in Proposal 2 below), subject to such plan's approval at the Annual Meeting. The delegated authority approved by the committee to our chief executive officer is subject to certain limitations, including: (i) on total aggregate shares subject to plan awards pursuant to the delegated authority in any calendar year (1,100,000), (ii) aggregate shares represented by plan awards that may be granted to any one individual pursuant to the delegated authority (100,000), and (iii) a sub-limit of shares represented by full value awards that may be granted in any calendar year (550,000).

As further described in the "Compensation Discussion and Analysis" section of this proxy statement, our management provides information, analysis and recommendations for the committee's decision-making process in connection with the amount and form of executive compensation except that no member of management will participate in the decision-making process with respect to his or her own compensation. The Compensation Discussion and Analysis discusses the role of our chief executive officer in determining or recommending the amount and form of executive compensation. In addition, the Compensation Discussion and Analysis addresses the role of our management and its compensation consultant, Mercer LLC, and the role of the committee's compensation consultants, Towers Perrin and Frederic W. Cook & Co., in determining and recommending executive compensation.

No member of the committee is or has been an officer or employee of our company. Our Board of Directors has determined that the committee consists entirely of directors who meet the independence requirements of the NYSE listing standards.

Corporate Governance and Nominating Committee and Director Nominations

Article 5 of our by-laws provides the exclusive procedures for the nomination and composition of our Board for the first three years following the merger. We refer to this three-year period, which will end on June 30, 2010, as the "specified period." Under Article 5, from July 1, 2007 to the succession date (which is the earlier of January 1, 2009 or such other date as Mr. Renyi ceases to serve as our executive chairman), 10 of our 18 directors will be continuing Bank of New York directors and eight will be continuing Mellon directors. From the succession date through June 30, 2010, there will be 16 directors, nine of whom will be continuing Bank of New York directors and seven of whom will be continuing Mellon directors.

During the specified period, the continuing Bank of New York directors will have the exclusive authority to nominate, on behalf of the Board, directors to fill each seat previously held by a continuing Bank of New York director and the continuing Mellon directors will have the exclusive authority to nominate, on behalf of the Board, directors to fill each seat previously held by a continuing Mellon director. As required by Article 5 of our by-laws, following the merger, we formed a Continuing Bank of New York Directors Committee, which is comprised of all the continuing Bank of New York directors, and a Continuing Mellon Directors Committee, which is comprised of all the continuing Mellon directors.

Following the merger, our Board of Directors formed our Corporate Governance and Nominating Committee, which met twice in 2007. Subject to Article 5 of our by-laws, the Corporate Governance and Nominating Committee's principal responsibilities are to assist the Board in reviewing and identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board nominees for directors for the next annual meeting of stockholders and to fill vacancies on the Board.

Subject to Article 5 of our by-laws, in carrying out its responsibilities of finding the best qualified candidates for directors, the Corporate Governance and Nominating Committee will consider proposals from a number of sources, including recommendations for nominees from stockholders submitted upon written notice to the chairman of the Corporate Governance and Nominating Committee, c/o the Office of the Secretary of The

Bank of New York Mellon Corporation, One Wall Street, New York, New York 10286. The Corporate Governance and Nominating Committee seeks to identify individuals qualified to become directors, consistent with the criteria established by the Board for director candidates. Subject to Article 5 of our by-laws, when considering a person to be recommended for nomination as a director, the Corporate Governance and Nominating Committee will consider, among other factors, experience, accomplishments, education, skills, personal and professional integrity, diversity of the Board (in all aspects of that term) and the candidate's ability to devote the necessary time for service as a director (including directorships held at other corporations and organizations). When considering a person to be recommended for re-nomination as a director, the Corporate Governance and Nominating Committee will consider, among other factors, the attendance, preparedness, participation and candor of the individual as well as the individual's satisfaction of the criteria for the nomination of directors set forth in our Corporate Governance Guidelines. It is anticipated that the Corporate Governance and Nominating Committee would evaluate a candidate recommended by a stockholder for nomination as a director in the same manner that it evaluates any other nominee.

During the specified period, our Corporate Governance and Nominating Committee will consider and make recommendations to the Continuing Bank of New York Directors Committee and the Continuing Mellon Directors Committee, as appropriate, regarding nominees to the Board. The Continuing Bank of New York Directors Committee and the Continuing Mellon Directors Committee, as appropriate, will consider the recommendation of the Corporate Governance and Nominating Committee and make all nominations to the Board in accordance with Article 5 of our by-laws.

Our Corporate Governance and Nominating Committee reviews non-employee director compensation and benefits on an annual basis and makes recommendations to the Board on appropriate compensation. The committee is also responsible for approving compensation arrangements for non-employee members of the Boards of Directors of our significant subsidiaries. Such compensation must be consistent with market practice and designed to align our directors' interests with those of our long-term stockholders while not calling into question directors' objectivity. The committee also oversees evaluations of the Board and committees of the Board and, unless performed by the Human Resources and Compensation Committee, our senior managers.

Finally, the Corporate Governance and Nominating Committee has the responsibility to develop and recommend to the Board a set of corporate governance guidelines and propose changes to such guidelines from time to time as may be appropriate.

Our Board of Directors has determined that the Corporate Governance and Nominating Committee consists entirely of directors who meet the independence requirements of the NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our Human Resources and Compensation Committee is an officer or employee of our company or any of its subsidiaries. In addition, Mr. Robert Kelly did not serve on any compensation committee or any board of directors of another company, of which any of our Board members was also an executive officer.

REPORT OF THE AUDIT AND EXAMINING COMMITTEE

On behalf of our Board of Directors, the Audit and Examining Committee oversees the operation of a comprehensive system of internal controls in respect of the integrity of our financial statements and reports, compliance with laws, regulations and corporate policies, and the qualifications, performance and independence of our independent registered public accounting firm. The committee's function is one of oversight, recognizing that our management is responsible for preparing our financial statements, and our independent registered public accountants are responsible for auditing those statements.

Consistent with this oversight responsibility, the committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2007 and management's assessment of internal control over financial reporting as of December 31, 2007. KPMG LLP, our independent registered public accounting firm, issued its unqualified report on our financial statements and the design and operating effectiveness of our internal control over financial reporting.

The committee has also discussed with KPMG LLP the matters required to be discussed in accordance with Statement on Auditing Standards No. 114 (successor to Statement on Auditing Standards No. 61), Communication with Audit Committees. The committee has also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has conducted a discussion with KPMG LLP relative to its independence. The committee has determined that KPMG LLP's provision of non-audit services is compatible with its independence.

Based on these reviews and discussions, the committee recommended to the Board of Directors that our audited financial statements for the year ended December 31, 2007, be included in our annual report on Form 10-K for the fiscal year then ended.

Catherine A. Rein, Chairman
Robert Mehrabian
William C. Richardson
Samuel C. Scott III
John P. Surma

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

The Audit and Examining Committee has appointed KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2008. We have been advised by KPMG LLP that it is an independent registered public accounting firm with the Public Company Accounting Oversight Board, which we refer to as the "PCAOB," and complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC.

In connection with the merger, our Audit and Examining Committee appointed KPMG LLP as our independent registered public accounting firm for the 2007 fiscal year commencing concurrently with the merger on July 1, 2007. As permitted by applicable SEC rules, the following table reflects the fees earned by KPMG LLP for the following types of services provided by KPMG LLP to us for the period from July 1, 2007 to December 31, 2007:

Description of Fees	Amount of Fees KPMG LLP for July 1, 2007-December 31, 2007
Audit Fees(1)	$6,835,000
Audit-Related Fees(2)	$2,397,000
Tax Fees(3)	$ 155,000
All Other Fees	$ 0
Total Fees	$9,387,000

(1) Includes fees for professional services rendered for the audit of our annual financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting under the Sarbanes-Oxley Act of 2002) and for reviews of the financial statements included in our quarterly reports on Form 10-Q and for other services that only an independent registered public accountant can reasonably provide.

(2) Includes fees for services that were reasonably related to performance of the audit of the annual financial statements for the fiscal year, other than Audit Fees, such as service organization reports (under SAS 70), employee benefit plan audits and internal control reviews.

(3) Includes fees for tax return preparation and tax planning.

Other Services Provided by KPMG LLP

KPMG LLP also provided services to entities associated with us that were charged directly to those entities and accordingly were not included in the amounts disclosed in the table above. These excluded amounts included $2.0 million for the audits of mutual funds, collective funds and other funds advised by us. Also excluded from the amounts disclosed in the table above are fees billed by KPMG LLP to joint ventures in which we have an interest of 50% or less.

Pre-Approval Policy

Our Audit and Examining Committee has established pre-approval policies and procedures applicable to all services provided by our independent registered public accountants. In accordance with SEC rules, our pre-approval policy has two different approaches to pre-approving audit and permitted non-audit services performed by our independent registered public accountants. Proposed services may be pre-approved pursuant to policies and procedures established by the Audit and Examining Committee that are detailed as to a particular class of service without consideration by the Audit and Examining Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "class pre-approval." If a class of service has not received class pre-approval, the service will require specific pre-approval by the Audit and Examining Committee before such service is provided by our independent registered public accountants. We refer to this pre-approval method as "specific pre-approval." A list of services that has received class pre-approval from our Audit and Examining Committee (or its delegate) is attached to our Audit and Permitted Non-Audit Services Pre-Approval Policy. A copy of our Audit and Permitted Non-Audit Services Pre-Approval Policy is available on our website at www.bnymellon.com/governance/auditpolicy. From July 1, 2007 to December 31, 2007, all of the fees associated with the independent registered public accounting firm services were pre-approved by the Audit and Examining Committee.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines covering, among other things, the duties and responsibilities and independence of our directors. The Corporate Governance Guidelines cover a number of other matters, including the Board's role in overseeing executive compensation, compensation and expenses for non-management directors, communications between stockholders and directors and Board committee structures and assignments. A copy of our Corporate Governance Guidelines is available on our website at www.bnymellon.com/governance/guidelines. You may also request a printed copy by sending a written request to our Corporate Secretary at the address on the cover of this proxy statement.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Conduct for our company to provide a framework to maintain the highest standards of professional conduct. Through our Code of Conduct, we seek to:

- promote professional and proper action in terms of our own integrity and the dignity of others;
- promote honest and ethical conduct, including fair, competitive market practices, which contributes to our business by providing customers with appropriate financial services and products;
- avoid potential situations in which individual personal interests may conflict with, or appear to conflict with, our company or our customers;
- maintain the appropriate level of confidentiality at all times with respect to information or data pertaining to our customers, suppliers and employees;

- protect and maintain the value of our assets, including our facilities, equipment and information; and
- promote honest and accurate book and record keeping in accordance with generally accepted accounting practices.

Our Code of Conduct satisfies applicable SEC and NYSE requirements and applies to all of our directors, officers and employees and those of our subsidiaries. A copy of the Code of Conduct is available on our website at www.bnymellon.com/ethics/codeofconduct.pdf and a copy is also attached as an exhibit to this proxy statement. You may also request a printed copy by sending a written request to our Corporate Secretary at the address listed on the cover of this proxy statement. We intend to disclose any amendments to our Code of Conduct and any waivers from the Code of Conduct for directors and executive officers, by posting such information on our website.

Director Independence

Our independent directors are: Frank J. Biondi, Jr.; Ruth E. Bruch; Nicholas M. Donofrio; Edmund F. Kelly; Richard J. Kogan; Michael J. Kowalski; John A. Luke, Jr.; Robert Mehrabian; Mark A. Nordenberg; Catherine A. Rein; William C. Richardson; Samuel C. Scott III; John P. Surma; and Wesley W. von Schack. With 14 independent directors out of 18 total directors, the Board has satisfied its objective that at least a majority of the Board should consist of independent directors.

For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us. The Board has established the following categorical standards to assist it in determining director independence (which are also included in our Corporate Governance Guidelines), which conform to, or are more exacting than, the independence requirements in the NYSE listing standards. Under the categorical standards, a director will not be considered independent if:

- the director is, or has been within the last three years, an employee of us, or an immediate family member of the director is, or has been within the last three years, an executive officer of us;
- the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $100,000 in direct compensation from us except in his or her capacity as a director and except for compensation received by an immediate family member for service as an employee (other than an executive officer) of us or any of our subsidiaries;
- (A) the director or an immediate family member is a current partner of a firm that is our internal or external auditor, (B) the director is a current employee of such a firm, (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on our audit within that time;
- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or has served on the compensation committee;
- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years of such other company's operations, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or
- we made a charitable contribution (excluding matching gifts) to any charitable organization of which the director serves as an executive officer and the contribution exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues in a single fiscal year within the past three years.

For purposes of these standards, an "immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than domestic employees) who shares the director's home.

A director will be deemed not to be independent if the Board finds that the director has material business arrangements with us that would jeopardize his or her judgment. In making independence determinations, the Board will review business arrangements between (a) us and the director, and (b) us and an entity for which the director serves as an officer or general partner, or of which the director directly or indirectly owns 10% of the equity. Such arrangements will not be considered material if:

- they are of a type that we usually and customarily offer to customers or vendors;
- they are on terms substantially similar to those for comparable transactions with other customers or vendors under similar circumstances;
- in the event that the arrangements had not been made or were terminated in the normal course of business, it is not reasonably likely that there would be a material adverse effect on the financial condition, results of operations or business of the recipient; or
- in the case of personal loans, all such loans to directors are subject to and in compliance with Regulation O of the Federal Reserve Board.

In applying the factors above, the Board may consider such other factors as it may deem necessary to arrive at sound determinations as to the independence of each director, and such factors may override the conclusion of independence or non-independence that would be reached simply by reference to the enumerated factors.

In reaching its determinations, the Board reviewed the categorical standards listed above, the corporate governance rules of the NYSE and the individual circumstances of each director and determined that each of the directors identified above as independent satisfied each standard. The following categories and types of transactions, relationships and arrangements were considered by our Board under the applicable independence definitions in determining that each director is independent:

- Purchases of goods or services in the ordinary course of business on non-preferential terms by us or our subsidiaries from companies of which our independent directors are executive officers (Mr. Donofrio, Mr. Edmund Kelly, Mr. Kowalski, Mr. Luke, Mr. Nordenberg, Ms. Rein);
- Purchases of goods or services from us or our subsidiaries in the ordinary course of business on non-preferential terms and conditions by our independent directors or by companies of which our independent directors are executive officers (Ms. Bruch, Mr. Donofrio, Mr. Edmund Kelly, Mr. Kowalski, Mr. Luke, Dr. Mehrabian, Mr. Nordenberg, Ms. Rein, Mr. Scott, Mr. Surma, Mr. von Schack);
- Charitable contributions by us or any of our subsidiaries or by the Mellon Charitable Foundation or The Bank of New York Mellon Corporation Foundation to not-for-profit, charitable, tax-exempt or non-profit organizations of which our directors serve as directors, executive officers or trustees (Mr. Nordenberg, Dr. Richardson);
- Investment by us in a fund advised by a company of which a director is a part-owner and executive officer (Mr. Biondi); and
- Beneficial ownership or voting power by us or our subsidiaries (including funds advised by our subsidiaries) of shares of companies of which our non-management directors are executive officers (Ms. Bruch, Mr. Donofrio, Mr. Kowalski, Mr. Luke, Dr. Mehrabian, Ms. Rein, Mr. Scott, Mr. Surma, Mr. von Schack).

Business Relationships and Related Party Transactions Policy

In the ordinary course of business, certain of our subsidiaries have had, and expect to continue to have, banking and other transactions of the type referenced above with directors and executive officers, their affiliates and members of their immediate families. Such transactions that involved loans or extensions of credit, in each case, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Other transactions were in the ordinary course of business and on non-preferential terms and conditions.

In July 2007, we adopted a written policy regarding requirements for related person transactions, which we refer to as our "related party transactions policy." Under our related party transactions policy, any transaction or series of transactions in which we or one of our subsidiaries is a participant, the amount involved exceeds $120,000, and as to which a related person has a direct or indirect material interest that must be disclosed under SEC rules normally requires prior approval of our Corporate Governance and Nominating Committee or another Board committee consisting solely of independent directors. Any director who may have a direct or indirect interest in the transaction in question is precluded from participating in the approval of the transaction. In exigent circumstances where prior committee approval of such a transaction is impractical, the transaction may be approved by our chief executive officer and our general counsel, which decision must be submitted to our Corporate Governance and Nominating Committee or another Board committee consisting solely of independent directors at its next meeting following the approval for ratification.

Lead Director, Executive Sessions of Independent Directors and Communications with Lead Director and Independent Members of the Board

Article 5 of our by-laws provides that for the 18-month period following the merger (January 31, 2009), our lead director will be a continuing Bank of New York director and that for the subsequent 18-month period ending on the third anniversary of the merger (June 30, 2010), the lead director will be a continuing Mellon director. After this three-year period, the lead director will be selected by a majority of the entire Board of Directors, and may not serve for more than three successive terms. The lead director will have such duties and responsibilities as may be set forth in the Corporate Governance Guidelines from time to time. Ms. Rein is our lead director.

Under our Corporate Governance Guidelines, non-management directors hold an executive session without management at each regularly scheduled Board meeting. The lead director presides over executive sessions of non-management directors. At least one executive session must be held each year.

Our Corporate Secretary is authorized to open and review any mail or other correspondence received that is addressed to the Board or any individual director unless the item is marked "Confidential" or "Personal." If so marked and addressed to the Board, it will be delivered unopened to the lead director. If so marked and addressed to an individual director, it will be delivered to the addressee unopened. If, upon opening an envelope or package not so marked, the Corporate Secretary determines that it contains a magazine, solicitation or advertisement, the contents may be discarded.

Any interested party, including any employee, may make confidential, anonymous submissions regarding questionable accounting or auditing matters or internal accounting controls and may communicate directly with the lead director by letter addressed to:

The Bank of New York Mellon Corporation
Church Street Station
P.O. Box 2164
New York, New York 10008-2164
Attn: Lead Director

Interested parties may also send communications to the lead director by e-mail at non-managementdirector@bnymellon.com.

A majority of our independent directors has approved procedures with respect to the receipt, review and processing of, and any response to, written communications sent by stockholders and other interested persons to our Board of Directors. Any written communication regarding accounting, internal accounting controls or other financial matters are processed in accordance with procedures adopted by the Audit and Examining Committee.

BENEFICIAL OWNERSHIP OF SHARES BY HOLDERS OF 5% OR MORE OF OUTSTANDING STOCK

As of February 8, 2008, we had 1,141,830,831 shares of common stock outstanding. We know of no person who may be deemed to own beneficially more than 5% of our outstanding common stock.

BENEFICIAL OWNERSHIP OF SHARES BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the number of shares beneficially owned as of the close of business on February 8, 2008, by each director, each named executive officer included in the "Summary Compensation Table" below and our current directors and executive officers as a group, based on information furnished by each person. Except as otherwise indicated, sole voting and sole investment power with respect to the shares shown in the table below are either held by the individual alone or by the individual together with his or her spouse.

Name	Shares of Common Stock Beneficially Owned(1)(2)
Frank J. Biondi, Jr.	35,864(3)
Ruth E. Bruch	15,885(4)
Nicholas M. Donofrio	23,934(5)
Steven G. Elliott	1,815,251(6)(7)
Gerald L. Hassell	2,475,978(8)(9)(10)(11)
Edmund F. Kelly	14,560
Robert P. Kelly	724,356
Richard J. Kogan	28,080
Michael J. Kowalski	19,064(12)
John A. Luke, Jr.	27,702
Robert Mehrabian	66,604(13)
Mark A. Nordenberg	29,935
Ronald P. O'Hanley	566,437(6)(14)
Catherine A. Rein	87,934(15)
Thomas A. Renyi	3,933,075(8)(11)
William C. Richardson	25,077(16)
Samuel C. Scott III	17,048(17)
John P. Surma	14,310(18)
Bruce W. Van Saun	1,364,929(8)
Wesley W. von Schack	127,018(19)
All current directors and executive officers, as a group (34 persons)	18,847,752(8)

(1) On February 8, 2008, none of the individuals named in the above table beneficially owned more than 1% of our outstanding shares of common stock. On that date, all of the directors and executive officers as a group beneficially owned approximately 1.63% of our outstanding common stock.

(2) Includes the following amounts of common stock which the indicated individuals and group have the right to acquire under our equity plans and deferred compensation plans within 60 days of February 8, 2008, through the exercise of stock options or the potential payout of deferred share units, restricted share units, or phantom shares: Mr. Biondi, 35,864; Ms. Bruch, 14,858; Mr. Donofrio, 23,934; Mr. Elliott, 1,086,788; Mr. Hassell, 1,777,983; Mr. Edmund Kelly, 10,560; Mr. Robert Kelly, 283,433; Mr. Kowalski, 13,404; Dr. Mehrabian, 21,292; Mr. Nordenberg, 29,626; Mr. O'Hanley, 194,169; Ms. Rein, 51,548; Mr. Renyi, 3,249,879; Dr. Richardson, 23,945; Mr. Scott, 13,086; Mr. Surma, 13,309; Mr. Van Saun, 1,143,815; and Mr. von Schack, 25,176.

(3) Represents the shares that will be paid out to Mr. Biondi in a lump sum in January of the year following retirement from our Board in accordance with his election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc.

(4) Includes 1,036 shares that will be paid to Ms. Bruch in a lump sum on January 1, 2013, in accordance with her election under the Mellon Financial Corporation Deferred Compensation Plan for Directors.

(5) Represents the shares that will be paid out to Mr. Donofrio in installments beginning in January of the year following retirement from our Board in accordance with his election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc.

(6) On February 8, 2008, an aggregate of 469,400 shares of our common stock were held by Wachovia Bank, N.A., as Trustee of the Mellon Financial Corporation Deferred Share Award Trusts. These shares are voted by the Trustee as directed on a per capita basis by the five beneficiaries of the Trusts, including Mr. Elliott, Mr. O'Hanley, and one other executive officer who is included, and two retired executive officers who are not included, in the totals for the above table. On February 8, 2008, the following individuals and group held the following number of deferred share awards representing an economic interest in an equivalent number of shares of common stock held by the Trusts (which shares are included in the total for such individuals and group in the above table): Mr. Elliott, 286,946 shares; Mr. O'Hanley, 79,451 shares; and all directors, nominees, and executive officers as a group, 369,695 shares.

(7) 281,972 shares are pledged by Mr. Elliott.

(8) The payout of certain amounts shown may be subject to delay pursuant to Section 409A of the Internal Revenue Code, as amended. Any such delay has not been considered for the purpose of this table.

(9) Includes 56,604 shares held by Mr. Hassell's spouse, as to which Mr. Hassell disclaims beneficial ownership.

(10) Includes 28,538 shares held in trusts over which Mr. Hassell exercises investment discretion and voting power.

(11) Includes the following shares held by the individual in Grantor Retained Annuity Trusts: Mr. Renyi, 458,653 shares and Mr. Hassell, 188,680 shares.

(12) Includes 13,103 shares that will be paid to Mr. Kowalski in a lump sum 60 days following retirement from our Board in accordance with his election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc. and 301 shares that will be paid in a lump sum upon retirement from our Board in accordance with his election under The Bank of New York Mellon Corporation Deferred Compensation Plan for Directors.

(13) Includes 452 shares that will be paid to Dr. Mehrabian in installments beginning in January of the year following retirement from our Board in accordance with his election under The Bank of New York Mellon Corporation Deferred Compensation Plan for Directors and 39,312 shares held in a trust for which Dr. Mehrabian has investment discretion and voting power.

(14) Includes 223 shares held by Mr. O'Hanley's son, as to which Mr. O'Hanley disclaims beneficial ownership.

(15) Includes 51,548 shares that will be paid to Ms. Rein in installments beginning in January of the year following retirement from our Board in accordance with her election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc.

(16) Includes 23,945 shares that will be paid to Dr. Richardson 60 days following retirement from our Board in accordance with his election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc.

(17) Includes 13,086 shares that will be paid to Mr. Scott 60 days following retirement from our Board in accordance with his election under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc.

(18) Includes 1,036 shares and 354 shares that will be paid to Mr. Surma in a lump sum upon retirement from our Board in accordance with his respective elections under the Mellon Financial Corporation Deferred Compensation Plan for Directors and The Bank of New York Mellon Corporation Deferred Compensation Plan for Directors.

(19) Includes 1,036 shares that will be paid to Mr. von Schack in installments beginning the January following the later of the date of his retirement from our Board or age 70 in accordance with his election under the Mellon Financial Corporation Deferred Compensation Plan for Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers to file with the SEC initial reports of beneficial ownership and reports of changes in ownership of any of our securities. These reports are made on documents referred to as Forms 3 and 4. Our merger was effective on July 1, 2007, and, under the SEC rules, all Forms 3 and 4 required to be filed in connection with the merger were due on July 3, 2007. Because of the large volume of these filings, administrative difficulties led to the incorrect or late filing of the following Forms 4: Richard F. Brueckner, a senior executive vice president, filed one Form 4 on July 6, 2007 reporting eight transactions relating to the conversion of his shares of Bank of New York common stock into our common stock in connection with the merger; Mr. Hassell filed a timely Form 4 that contained a transposition error, inadvertently resulting in incorrect information with respect to one transaction, to correct which Mr. Hassell filed an amended Form 4 on July 25, 2007; Mr. Renyi filed one Form 4 on July 5, 2007 (the next business day following the required filing date) reporting 18 transactions relating to the conversion of his shares of Bank of New York common stock into our common stock in connection with the merger; Mr. Van Saun filed one Form 4 on July 5, 2007 (the next business day following the required filing date) reporting 11 transactions relating to the conversion of his shares of Bank of New York common stock into our common stock in connection with the merger; and senior executive vice presidents Torry Berntsen, Timothy F. Keaney and Kurt D. Woetzel filed timely Forms 4 on July 3, 2007, but each Form inadvertently omitted one transaction, which were reported on amended Forms 4 on July 25, 2007.

DIRECTOR COMPENSATION

Our Corporate Governance Guidelines provide that compensation for our non-management directors' services may include annual cash retainers, shares of our common stock, and options for such shares; meeting fees; fees for serving as a committee chairman; and fees for serving as a director of a subsidiary. We also reimburse directors for their reasonable out-of-pocket expenses in connection with attendance at Board meetings. Directors are reimbursed for their travel expenses not exceeding, in the case of airfare, the first-class commercial rate. Our Corporate Governance and Nominating Committee periodically reviews director compensation and makes recommendations to the Board with respect thereto. Our Corporate Governance Guidelines provide that director compensation should be consistent with market practice and should align directors' interests with those of long-term stockholders while not calling into question directors' objectivity.

Effective with the merger on July 1, 2007, our Board adopted a policy to pay our non-management directors an annual cash retainer of $45,000, payable in quarterly installments in advance, and a meeting fee of $1,800 for each Board and committee meeting attended. In addition, the policy as adopted at the time of the merger provided that the chairman of each Board committee would receive an annual cash retainer of $12,500. Our lead director, Ms. Rein, was also paid an annual cash retainer of $10,000 in 2007 for her service as lead director.

Our Board has adopted a new policy to take effect in April 2008, which will pay our non-management directors an annual cash retainer of $75,000, payable in quarterly installments in advance. Fees for attending Board meetings will no longer be paid, but we will continue to pay a meeting fee of $1,800 for each committee meeting attended. The Board's new policy also provides that the chairman of each Board committee will receive an annual cash retainer of $15,000, except for the chairman of the Corporate Social Responsibility Committee, for whom the annual cash retainer will remain at $12,500. In addition, the Board's new policy will provide non-management directors an award of restricted stock units in an amount determined by the Board. For 2008, this award will have a value equal to $110,000 and will be awarded shortly after the Annual Meeting if the stockholders approve the Long-Term Incentive Plan described below. The units will vest one year after their award and must be held for as long as the director serves on the Board. The units will accrue dividends, which will be reinvested in additional restricted stock units. Mercer LLC, a compensation consultant, advised the Corporate Governance and Nominating Committee on our new director compensation policy, and the Corporate Governance and Nominating Committee recommended the 2008 director compensation policy to the full Board for approval.

We assumed in the merger the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc. and the Mellon Elective Deferred Compensation Plan for Directors. Under the Bank of New York plan, participating continuing Bank of New York directors continued to defer receipt of all or part of their annual retainer and meeting fees through 2007. Deferred amounts receive earnings equal to the same return as the BNY Hamilton Large Cap Equity Fund, the BNY Hamilton Intermediate Government Fund, the BNY Hamilton Money Fund and the Company Stock Fund available in 2007 under the Bank of New York Employee Savings & Investment Plan. All payments are made in cash, except that payment is made in shares of our common stock with respect to amounts allocated to the Company Stock Fund. The Bank of New York plan contains provisions for the payment of each director's account balance upon such director's termination following a change in control (as defined in the plan), retirement, death or other termination of services as a director. Under the Mellon plan, participating continuing Mellon directors continued to defer receipt of all or part of their annual retainer and fees through 2007. Each continuing Mellon director who participated in the plan for earnings in 2007 made an irrevocable deferral election in 2006. The irrevocable election in 2006 also includes the date on which the deferred compensation will be paid out (a specified year while serving on the Board, upon retirement from the Board or following retirement not to exceed age 70) and the form in which payment will be made (a lump sum or annual payments over two to 15 years). Changes can generally be made to the payment election annually subject to certain limitations. Deferred amounts may not be withdrawn from the Mellon plan prior to their elected start date, except to meet an "unforeseeable financial emergency" as defined under federal tax laws. Deferred amounts receive earnings based on (i) the declared rate, reflecting the return on the 120-month rolling average of the ten-year T-Note rate enhanced based on years of service and compounded annually, (ii) variable funds, which are credited with gains or losses that "mirror" the market performance of market-style funds or (iii) the company's phantom stock. The fully enhanced declared rate for 2007 was 6.89%. Both plans are nonqualified plans, and neither plan is funded.

Although the legacy plans continue to exist, all new deferrals have been made under a new Director Deferred Compensation Plan, effective as of January 1, 2008. Under this new plan, a director choosing to defer can direct all or a portion of his or her annual retainer or committee meeting fees into either (i) variable funds, credited with gains or losses that mirror market performance of market style funds or (ii) the company's phantom stock.

The following table provides information concerning the compensation of our non-management directors for the period from July 1, 2007 (which was the first date of service on our Board) through December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation ($)(4)	Total ($)
Frank J. Biondi, Jr.	$40,500	—	—	$ 849	$ 41,349
Ruth E. Bruch	52,700(1)	$42,956	—	—	95,656
Nicholas M. Donofrio	48,650(1)	—	—	567	49,217
Edmund F. Kelly	45,900	42,956	—	—	88,856
Richard J. Kogan	44,100	—	—	—	44,100
Michael J. Kowalski	31,050(1)	—	—	310	31,360
John A. Luke, Jr.	47,850	—	—	—	47,850
Robert Mehrabian	64,750(1)	42,956	$5,697	1,400	114,803
Mark A. Nordenberg	36,900(1)	42,956	1,431	560	81,847
Catherine A. Rein	58,950(1)	—	—	2,404	61,354
William C. Richardson	58,500	—	—	567	59,067
Samuel C. Scott III	45,900(1)	—	—	310	46,210
John P. Surma	49,500(1)	42,956	1,062	281	93,799
Wesley W. von Schack	57,550(1)	42,956	8,664	954	110,124

(1) Elected to defer all or part of cash compensation into the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc. or the Mellon Elective Deferred Compensation Plan for Directors, as applicable.

(2) In April 2007, Mellon granted Ms. Bruch, Mr. E. Kelly, Dr. Mehrabian, Mr. Nordenberg, Mr. Surma and Mr. von Schack 1,929 deferred share units, which are scheduled to vest in April 2008. The amount shown represents our FAS 123R expense for the period from July 1, 2007 through December 31, 2007 for these deferred share units. Mr. Biondi, Mr. Donofrio, Mr. Kogan, Mr. Kowalski, Mr. Luke, Ms. Rein, Dr. Richardson and Mr. Scott each received a grant of 2,624 shares of Bank of New York common stock in March 2007. No amount is shown in the table for these awards because they immediately vested at grant, and therefore were fully expensed by Bank of New York before July 1, 2007.

(3) The amounts disclosed in this column represent the sum of the portion of interest accrued (but not currently paid or payable) on deferred compensation above 120% of the applicable federal long-term rate at the maximum rate payable under the Mellon Director Deferred Compensation Plan. Ms. Rein is the only current director who participates in The Bank of New York Company, Inc. Directors' Retirement Plan. Participation in the plan was frozen as to participants and benefit accruals as of March 11, 1999. In 2007, there was a decrease in the present value of Ms. Rein's plan benefits in the amount of $5,421.

(4) The following is a description of the items comprising All Other Compensation for each director for whom a value is disclosed in the table above: Mr. Biondi, Mr. Donofrio, Mr. Kowalski, Ms. Rein, Dr. Richardson and Mr. Scott received a 5% discount on purchases of stock with deferred compensation and dividend reinvestments. The values for Dr. Mehrabian, Mr. Nordenberg, Mr. Surma and Mr. von Schack reflect the estimated cost of the legacy Mellon Directors' Charitable Giving Program, which remains in effect for the continuing Mellon directors. Upon a continuing Mellon director's death, we will make a total donation of $250,000 to the charitable or educational organization of the director's choice. The donations are paid in ten equal annual installments of $25,000.

On September 9, 2003, Mr. Kogan and Schering-Plough Corporation, of which Mr. Kogan is the former Chairman/CEO, entered into a settlement with the SEC to resolve issues arising from the SEC's inquiry into certain meetings by Schering-Plough Corporation with investors. Without admitting or denying any allegations of the SEC, Mr. Kogan agreed in connection with the settlement not to commit any future violations of Regulation FD and related securities laws.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The July 1, 2007 merger combined Bank of New York's and Mellon's executive management teams and brought together different executive compensation programs in the middle of the year.

Prior to the merger, the legacy compensation committees acted in accordance with their existing compensation programs to establish base salaries and to approve cash incentive and equity grants to their executives. In addition, prior to the merger, the legacy committees considered and approved special awards and other matters related to the merger.

After the merger, our Board of Directors formed the Human Resources and Compensation Committee to oversee executive compensation matters. The new committee's primary objectives were to:

- continue to compensate our named executives for 2007 in a manner consistent with the legacy compensation programs;
- reward our executive officers for their extraordinary efforts in consummating the merger and integrating the two companies;
- retain and motivate our executives during the integration period following the merger; and
- design a new, comprehensive compensation program for our executives starting in 2008.

As a result of the actions taken by the legacy committees and the new committee, our named executives received the following types of compensation for 2007:

- base salary;
- annual cash bonus for 2007 performance;
- long-term equity awards;
- special equity awards related to the merger; and
- other elements of compensation, including perquisites and participation in supplemental retirement programs, defined benefit pension plans and deferred compensation plans.

In accordance with SEC guidance, we used compensation paid to our executive officers from July 1, 2007 through December 31, 2007 to determine our named executive officers. Although under SEC rules, we are only required to disclose information for the period after the merger, we have elected to provide information for the full year in order to provide a complete understanding of the compensation paid to our named executives. Accordingly, we discuss compensation decisions made by the legacy committees in 2007 before the merger, as well as compensation decisions made by the new committee in 2007 after the merger and in the first quarter of 2008 for 2007 performance. In addition, we discuss the compensation program the new committee has approved for 2008.

Named Executives

The following are our named executives for 2007:

Name	Position Prior to Merger	Position Following Merger
Robert P. Kelly	Chairman, President and Chief Executive Officer of Mellon	Chief Executive Officer
Thomas A. Renyi	Chairman and Chief Executive Officer of Bank of New York	Executive Chairman
Gerald L. Hassell	President of Bank of New York	President
Bruce W. Van Saun	Vice Chairman of Bank of New York	Vice Chairman and Chief Financial Officer
Steven G. Elliott	Senior Vice Chairman of Mellon	Senior Vice Chairman
Ronald P. O'Hanley	Vice Chairman of Mellon	Vice Chairman

Role of Compensation Consultants

In 2007, prior to the merger, Mercer advised Bank of New York management on target compensation levels, forms of compensation and changes to the compensation program, and the Bank of New York compensation committee engaged Frederic W. Cook & Co. to provide independent compensation advice to the compensation committee during 2007. The Mellon committee retained Towers Perrin to provide ongoing advice and counsel related to Mellon's executive compensation program prior to the merger.

After the merger, our management engaged Mercer to assist in compiling data about our appropriate peer group and the compensation practices and programs of our peers, evaluating Bank of New York and Mellon executive compensation programs and practices, and developing a new executive compensation program. Mercer also provides human resources and actuarial consulting services to us. The new committee engaged Towers Perrin and Frederic W. Cook & Co. to provide independent advice on executive compensation matters.

We address the role of management in the compensation process in the following discussion where appropriate.

Pre-Merger 2007 Compensation Decisions

Before the merger, the legacy committees made several decisions that established the compensation program for our named executives in 2007 and established the basis for several actions taken by the new committee. These compensation decisions were previously disclosed, to the extent required, in SEC filings made by Bank of New York or Mellon prior to, or by us following, the merger. Compensation amounts paid to the named executives as a result of these pre-merger decisions are reflected in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" below. The following is a discussion of these pre-merger decisions.

Pre-Merger Bank of New York 2007 Compensation Program and Related Actions

Bank of New York's pre-merger executive compensation program was designed to reward performance, to motivate the executives to exceed corporate and strategic goals and objectives, to align the interests of executives with those of shareholders in building long-term shareholder value, to attract and retain a talented executive team in a highly competitive marketplace and to encourage collaboration. The program consisted of base salary, annual cash incentives and long-term incentives in the form of stock options and performance shares. Approximately 90% of the total target compensation package (base salary, annual incentives and long-term incentives) for Bank of New York executives was performance-based and potentially at-risk. Of the at-risk compensation, approximately 40% represented target annual cash incentives. The remaining 60% represented target long-term incentive opportunities, the value of which was tied to the price of Bank of New York's stock. Executives were able to earn more or less than targeted opportunities based on actual corporate and individual performance.

The committee benchmarked levels and type of compensation paid to Messrs. Renyi, Hassell and Van Saun against the following peer companies:

BB&T Corporation	Northern Trust Corporation
The Bear Stearns Companies Inc.	The PNC Financial Services Group, Inc.
Fifth Third Bancorp	State Street Corporation
Lehman Brothers Holdings Inc.	SunTrust Banks, Inc.
Mellon Financial Corporation	U.S. Bancorp
National City Corporation	Wachovia Corporation

The committee selected this peer group because it represented companies of similar business mix with a median size approximating that of Bank of New York.

In establishing executive compensation targets each year, the committee regularly compared each executive's base salary, bonus and long-term equity incentives, as well as total cash (salary and bonus) and total compensation (salary, bonus and long-term equity incentives) to the medians of the peer group. The committee also considered internal comparisons of levels of compensation among the Bank of New York executive team to ensure that the pay levels were internally consistent and equitable among our executives. The committee then set target awards based on these competitive values and internal comparisons.

Target annual cash incentives for Messrs. Renyi, Hassell and Van Saun had both corporate performance and individual performance components. The targets were approved by the Bank of New York compensation committee in March 2007 and were weighted 75% and 25%, respectively. Actual annual incentive payouts for 2007 performance were approved by the new committee, as described later in this discussion and analysis.

Bank of New York used equity awards to drive long-term financial performance, total shareholder return and stock price increase. Target award opportunities, expressed in dollars, were established in the first quarter of each year based on competitive benchmarking and internal comparisons. These opportunities were intended to achieve the committee's desired mix of short- versus long-term incentives and a competitive level of total compensation. Actual amounts earned by executives were based on corporate and individual performance.

For 2006, Bank of New York executives received 50% of their target award opportunity in performance share units at the beginning of the applicable performance year (i.e., March 2006 for performance in 2006 and later years) and 50% of their target award opportunity in stock options following the applicable performance year (i.e., March 2007 for 2006 performance). In the first quarter of 2006, the committee approved the following target stock option awards for Messrs. Renyi, Hassell and Van Saun of $4,000,000, $2,500,000 and $1,950,000, respectively. In February 2007, the committee reviewed the individual performance of each of Messrs. Renyi, Hassell and Van Saun in 2006, and the committee approved the following value of the stock options granted to Messrs. Renyi, Hassell and Van Saun, effective in March 2007: $4,400,000, $2,750,000 and $2,750,000, respectively. The committee elected to grant awards in amounts greater than the target due to its assessment of individual performance. The resulting dollar value was then divided by one-third of the average closing price of Bank of New York common stock between January 1, 2007 and February 15, 2007 to determine the number of options to be granted.

In view of the planned merger, the committee determined that the performance share unit component would not be an appropriate compensation award for 2007 because of the difficulty of establishing long-term goals for the new company at that time. As a result, the committee replaced the performance share portion of the long-term equity award with a combination of one-half stock options and one-half restricted stock units for Messrs. Renyi, Hassell, Van Saun and other executives effective April 2007. In determining the type of award to make to replace the performance shares, the committee chose a replacement award that it believed would motivate executives to work in the future to increase shareholder value.

Pre-Merger Bank of New York Special Actions

On January 9, 2007, the independent directors of Bank of New York approved the terms of a service agreement with Mr. Renyi to provide for his service as our executive chairman for 18 months after the merger.

A description of Mr. Renyi's service agreement is included in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" section below. After consulting with Frederic W. Cook & Co. and independent counsel retained by the Bank of New York committee, the committee and the other independent directors of Bank of New York determined that Mr. Renyi's service agreement was appropriate and in the best interests of Bank of New York's shareholders as part of the transition arrangements for the merger.

In addition, on January 9, 2007, the Bank of New York independent directors approved grants of options for 700,000 shares of Bank of New York common stock (which were converted into options for 660,380 shares of our common stock as a result of the merger) for Mr. Renyi, and for 500,000 shares of Bank of New York common stock (which were converted into options for 471,700 shares of our common stock as a result of the merger) for Mr. Hassell. These options were conditioned on the completion of the merger. These grants were made to recognize the key roles that the executives played in facilitating the merger. Rather than setting an intended dollar value for these awards and applying a valuation method to calculate the number of shares, the Bank of New York committee desired to grant options representing a set number of shares.

The merger agreement authorized Bank of New York to create severance and other compensation and benefit arrangements for its executive officers who would be members of our executive management team. The committee determined that these agreements were important to retain the Bank of New York executives following the merger. Accordingly, on June 20, 2007, the Bank of New York committee approved transition agreements with Messrs. Hassell and Van Saun, which became effective on July 1, 2007. These arrangements provide them with severance protections and other benefits during the three years immediately following the completion of the merger that are substantially similar to the protections provided to certain executives under Mellon's change in control severance arrangements, as amended. These agreements are described in greater detail in the "Potential Payments Upon Termination or Change in Control — Transition Agreements for Messrs. Hassell and Van Saun" section below.

Pre-Merger Mellon 2007 Compensation Program and Related Actions

The Mellon executive compensation program was designed to align the financial interests of Mellon executive officers with the interests of Mellon shareholders, to reward Mellon executives for corporate, business sector and individual performance and to create compensation arrangements that were competitive and attractive to executives.

The Mellon program consisted of base salary, annual cash bonus awards and long-term equity incentive awards. An executive who demonstrated outstanding or extraordinary individual performance was able to earn above the 75th percentile of his peer group in base salary, annual cash bonus and long-term equity awards, and an executive who demonstrated unsatisfactory individual performance would earn less than the median of his peer group.

Mellon used equity awards to drive long-term financial performance, total shareholder return and stock price increase. Under the Mellon program, a significant percentage of total executive compensation was in the form of equity-based awards. In 2006, approximately 36% to 47% of total compensation paid to Mellon executives consisted of long-term equity awards with a mix of approximately 40% stock options, 20% restricted stock and 40% performance shares. These awards were made in the first quarter of the year.

In 2007, in view of the planned merger, the committee determined that the performance share component would not be an appropriate compensation award for 2007. As a result, the committee replaced the performance share component with stock options and restricted stock for Messrs. Kelly, Elliott, O'Hanley and other executives effective February 20, 2007, such that 70% of the award was in the form of stock options and 30% of the award was in the form of restricted stock. In determining the type of award to make to replace the performance shares, the committee considered that it had made prior awards of stock options and restricted stock to Mellon executives and that the value of stock options would be directly linked to the combined company's future performance and stock price.

The committee benchmarked levels and types of compensation paid to Messrs. Kelly and Elliott against the following peer group:

AllianceBernstein Holdings LP	KeyCorp
The Bank of New York Company, Inc.	Legg Mason Inc.
The Charles Schwab Corporation	Marsh & McLennan Companies, Inc.
DST Systems, Inc.	National City Corporation
Eaton Vance Corp.	Northern Trust Corporation
Federated Investors, Inc.	The PNC Financial Services Group, Inc.
Fifth Third Bancorp	State Street Corporation
First Data Corporation	SunTrust Banks, Inc.
Franklin Resources Inc.	T. Rowe Price Group, Inc.
Janus Capital Group, Inc.	

The committee selected this peer group because the group consisted of companies that were competitors of Mellon for business and talent; these companies were considered to be the comparators by analysts covering Mellon, the aggregate mix of the peer group companies resembled Mellon's overall business mix and Mellon's scope was closely aligned with the median of the peer group's scope measures (namely, revenue, net income, market capitalization, total assets and current assets under management).

The Mellon committee also used the following custom peer group to evaluate the compensation components and total compensation of Mr. O'Hanley: American Century Investments, AMVESCAP, Barclays Global Investors, Franklin Templeton Investments, Goldman Sachs & Co., JP Morgan Chase, Legg Mason, Inc., Merrill Lynch Investment Managers, Morgan Stanley, Old Mutual Capital, Inc., PIMCO Advisors, L.P., Putnam Investments, T. Rowe Price Associates, Inc. and Trust Company of the West. The committee selected these companies for Mr. O'Hanley's peer group because the peer companies conduct businesses similar to the asset management business of which Mr. O'Hanley is in charge.

The committee compared each executive's base salary, bonus, and long-term equity incentives, as well as total cash (salary and bonus) and total compensation (salary, bonus and long-term equity incentives) to the medians of the relevant peer group. The committee then set base salary at the median for the relevant peer group and set targets for bonus and long-term equity incentive award opportunities at the medians for the relevant peer group.

Pre-Merger Mellon Committee Actions Relating to Mr. Kelly

In February, 2007, the Mellon committee established Mr. Kelly's base salary and the long-term equity components of Mr. Kelly's compensation for 2007. When the Mellon committee established these components, it reviewed the amounts and types of compensation paid to the chief executive officers included in the peer group. The committee also reviewed Mellon's and Mr. Kelly's performance in 2006, including total revenue increase of 13% (18% operating basis), net income increase of 15% (20% operating basis), total shareholder return of 26%, which was in the top quartile of Mellon's peer group (the average for the Mellon peer companies was 18% and the average for the S&P 500 was 16%), record level of assets under management ($995 billion) and custody/administration ($4.5 trillion), and Mr. Kelly's function as key architect and decision maker for the proposed merger. This performance was described in further detail in SEC filings by Mellon prior to the merger. The committee viewed these results, and Mr. Kelly's role and responsibility in achieving these results, as extraordinary.

The committee determined that Mr. Kelly's annual base salary would remain at $975,000. In addition, the Mellon committee approved an equity award for Mr. Kelly with a value of $6,200,000 in the form of a combination of stock options and restricted stock. The Mellon committee valued the stock option portion of Mr. Kelly's equity award (which was $4,340,000) using the lattice binomial method and the restricted stock portion (which was $1,860,000) using fair market value in awarding the total equity award value of $6,200,000. The total value of the award, as well as the respective values of the stock option award and the restricted stock award, was above the median values of comparable awards made by the peer group relevant to Mr. Kelly.

The valuation methods used in determining Mr. Kelly's award were the same as those used by Towers Perrin in developing the comparative compensation data from the peer group relevant to Mr. Kelly which was presented to and considered by the committee. These valuation methods differ from the accounting expense reported for this equity award in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" below.

The Mellon committee also approved a special award to Mr. Kelly of restricted stock units with a value of $1,500,000. The Mellon committee made this award in light of Mr. Kelly's leadership role in the merger, and the committee's desire to motivate Mr. Kelly to succeed in integrating the two constituent companies. Under the terms of the award, up to one-third of units could vest for 2007 and up to the remainder could vest for 2008, in each case contingent on the closing of the merger, Mr. Kelly's continued employment and the satisfactory progress of the merger integration (as determined by the Integration Committee of the Board). For 2007, the Integration Committee determined that the progress of the integration was satisfactory and as a result, one-third of these restricted stock units vested on January 2, 2008 and were settled in cash.

Pre-Merger Mellon Committee Actions Relating to Messrs. Elliott and O'Hanley

In February 2007, the Mellon committee established the base salary and the long-term equity components of Messrs. Elliott's and O'Hanley's compensation for 2007. The committee determined that the annual base salaries for Messrs. Elliott and O'Hanley would remain at $675,000. In addition, the committee approved equity awards for Messrs. Elliott and O'Hanley each with values of $2,500,000 and $5,750,000, respectively, in the form of a combination of stock options (which were $1,750,000 and $4,025,000, respectively) and restricted stock (which were $750,000 and $1,725,000, respectively).

In determining Mr. Elliott's equity award, the committee valued the stock option portion using the lattice binomial method and the restricted stock portion using a fair market value method in awarding a total equity award value to Mr. Elliott of $2,500,000. In determining Mr. O'Hanley's equity award, the Mellon committee valued the stock option portion using the Black-Scholes method and the restricted stock portion using a fair market value method in awarding a total equity award value to Mr. O'Hanley of $5,750,000. The committee elected to use the Black-Scholes method to value the stock option portion of Mr. O'Hanley's award, rather than the lattice binominal method used to value the options granted to Messrs. Kelly and Elliott, because the Black-Scholes method was used to develop the comparative compensation data from the peer group relevant to Mr. O'Hanley which was presented to and considered by the committee. The total value of the award, as well as the respective values of the stock option award and the restricted stock award, were above the median value of comparable awards made by the relevant peer group. As described above, these valuation methods differ from the accounting expense reported for these awards in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" below.

When the Mellon committee established Mr. Elliott's base salary and long-term equity awards, it reviewed the amounts and types of compensation paid to comparable executives included in the peer group. The committee also reviewed Mellon's performance in 2006 (which is discussed in the "Pre-Merger Mellon Committee Actions Relating to Mr. Kelly" above) and Mr. Elliott's role and responsibility in contributing to those results.

When the Mellon committee established Mr. O'Hanley's base salary and long-term equity awards, it reviewed the amounts and types of compensation paid to comparable executives included in his relevant peer group. The committee also reviewed the performance of Mellon Asset Management in 2006, and Mr. O'Hanley's role and responsibility in achieving these results. In particular, the committee considered the following factors in making its determination, including total revenue increase of 33% and performance fees increase of 109% (both versus full year 2005), pre-tax income increase of 59% (operating basis), pre-tax margin improvement to 31% from 27%, and achievement of a record level of assets under management of $820 billion, a 31% increase and 10% organic growth in assets under management (12 months ending December 31, 2006), which was the highest among leading U.S. asset managers. This performance was described in further detail in SEC filings by Mellon prior to the merger.

Finally, the committee granted additional special equity awards to Messrs. Elliott and O'Hanley valued at $1,753,000 and $831,600, respectively. These awards were composed of stock options and restricted stock and were made in consideration of the agreement by each of Messrs. Elliott and O'Hanley to waive certain rights they had under pre-existing agreements that would have been triggered by the merger. In making the awards to Messrs. Elliott and O'Hanley, the committee considered the estimated economic value of waiving the automatic vesting of unvested equity upon Mellon's change in control. The committee applied the same methods for valuing these equity awards as were used by the committee in valuing the previously described equity awards to Messrs. Elliott and O'Hanley.

Effect of Merger

When the merger was completed on July 1, 2007, we became bound (by operation of law) by the following pre-existing agreements between the named executives, on the one hand, and Bank of New York or Mellon, on the other hand, which were modified in connection with the merger as described below:

Executive	Name of Agreement	Waiver of Rights in Connection with Merger
Robert P. Kelly	Mellon Change in Control Agreement, as amended	Amended his change in control agreement and employment letter agreement to eliminate his walk-away right solely in connection with the merger and to modify the "Good Reason" definitions within the agreements to accommodate and permit changes in his initial and future positions.
	Employment Letter Agreement, as amended	Amended his employment letter agreement to eliminate the automatic vesting of his supplemental retirement benefits that would have otherwise occurred as a result of the merger and to provide for vesting of such amounts upon his termination of employment other than for cause or by constructive discharge.
Thomas A. Renyi	Service Agreement Bank of New York Change in Control Agreement	Not applicable
Gerald L. Hassell	Transition Agreement Bank of New York Change in Control Agreement	Not applicable
Bruce W. Van Saun	Transition Agreement Bank of New York Change in Control Agreement	Not applicable
Steven G. Elliott	Mellon Change in Control Agreement, as amended	Terminated his change in control agreement with respect to the merger.
	Section 8 of Employment Agreement, as amended	Amended Section 8 of his employment agreement to provide that, for purposes of calculating supplemental retirement benefits, base salary paid and bonus award earned will be based upon the higher of (1) the highest amount paid for the final three full calendar years of his employment or (2) the average of the highest such amounts within any three full calendar years of the final five full calendar years of his employment.
Ronald P. O'Hanley	Employment Letter Agreement, as amended Mellon Change in Control Agreement, as amended	Amended his change in control agreement and employment letter agreement to eliminate his walk-away right in connection with the merger and to modify the "Good Reason" definitions within the agreements to accommodate and permit changes in his initial and future positions.

Relevant provisions of these agreements are summarized in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" and the "Potential Payments Upon Termination or Change in Control" sections below.

Similarly, as a result of the merger, we assumed (by operation of law) various pre-existing executive compensation plans and programs of Bank of New York and Mellon in which the named executives participated after the merger, including retirement plans, deferred compensation plans and long-term incentive plans.

Post-Merger 2007 Compensation Decisions of the New Committee

Actions taken after the merger by the new committee relating to 2007 compensation involved the following categories of compensation, each of which is discussed below:

- base salary;
- annual cash bonus for 2007 performance;
- performance acceleration of awards held by Messrs. Elliott and O'Hanley for 2007 performance;
- special equity awards granted following the merger; and
- other elements of compensation, including perquisites and participation in our supplemental retirement program, defined benefit pension plan and deferred compensation plans.

Base Salary

In 2007, we paid each named executive his base salary at the level that had been established by the legacy committees and in accordance with the agreements that we assumed in the merger. The new committee did not consider base salary increases in 2007.

Annual Cash Bonus for 2007 Performance

Because the merger occurred in the middle of the year and to provide continuity in compensation to our executives, the new committee determined that the best approach to 2007 annual cash bonus awards was to continue the legacy compensation plans. Accordingly, the new committee determined the amount of annual cash bonus paid to Messrs. Renyi, Hassell and Van Saun under the Bank of New York management incentive compensation plan, which we refer to as the BNY MICP, and the amount of the annual cash bonus paid to Messrs. Kelly, Elliott and O'Hanley for 2007 under the Mellon annual profit bonus program.

Bank of New York Annual Cash Bonus

Under the BNY MICP, actual cash bonuses paid generally range from 0% to 150% of the target opportunity, depending on performance. Higher amounts may be paid in exceptional circumstances. Cash bonus opportunities for Messrs. Renyi, Hassell and Van Saun were based on a combination of corporate performance goals and an assessment of individual performance during the year, weighted 75% and 25%, respectively. The amount that is payable for the corporate or individual components can be paid without regard to the other — this means that each component is measured separately.

As the chief executive officer of Bank of New York, in March 2007, Mr. Renyi recommended the measures and weightings for each of Messrs. Renyi, Hassell and Van Saun. After taking these recommendations into account, the Bank of New York committee approved them. The Bank of New York committee believed these measures and weightings focused the executives' attention on increasing profitability.

The Bank of New York committee used the following corporate and individual measures for 2007:

- *Corporate:* The corporate goal for 2007 was based on "adjusted net income," which is the net income (prepared in accordance with generally accepted accounting principles) of Bank of New York for the first six months of 2007 and our net income (prepared in accordance with generally accepted accounting principles) for the six-month period from July 1, 2007 through December 31, 2007, adjusted for the after-tax effects of extraordinary items, discontinued operations, the cumulative effect of accounting changes, and special items that are material, infrequent, unbudgeted and disclosed by us or in our financial statements or the "Management Discussion and Analysis" section of our annual report.

	Adjusted Net Income
Maximum Payout of Corporate Goal	$2,504 million
Target Payout of Corporate Goal	$2,385 million
Threshold Payout of Corporate Goal	$2,242 million

- *Individual:* The individual component of the annual cash bonus will be paid in the discretion of the committee based on its evaluation of each executive's individual performance during the applicable year.

The threshold, target and maximum annual incentives, including both the corporate and individual components, approved by the Bank of New York committee were as follows:

	Targeted Incentives for 2007		
	Threshold	Target	Maximum
Thomas A. Renyi	$937,500	$5,000,000	$7,500,000
Gerald L. Hassell	$656,250	$3,500,000	$5,250,000
Bruce W. Van Saun	$468,750	$2,500,000	$3,750,000

In the foregoing table, the "Threshold" amount represents the amount payable if we meet but do not exceed our threshold corporate adjusted net income goal.

In March 2008, the new committee approved the amounts of the annual cash bonuses paid to Messrs. Renyi, Hassell and Van Saun. Payouts for the corporate component were based on actual adjusted net income of $2,447 million.

The new committee approved, in its discretion, the amounts of the individual component of Messrs. Renyi's, Hassell's and Van Saun's annual cash bonuses after the committee reviewed their individual performance in 2007. The new committee's review included the following steps:

- Each of Messrs. Renyi, Hassell and Van Saun prepared a self-assessment, evaluating his 2007 results.

- The committee reviewed Messrs. Renyi's, Hassell's and Van Saun's self-assessments. The following table highlights key individual accomplishments from each of Messrs. Renyi's, Hassell's and Van Saun's self assessments for 2007 that were considered by the committee:

Mr. Renyi	Mr. Hassell	Mr. Van Saun
Oversaw a highly successful merger integration effort and achieved the following: • Bank of New York performed above budget during the six months prior to the merger, which enabled the delivery of a company with significant business momentum that materially supported a stronger start for the new company. • The merger closed on schedule without any discernable issues or problems. • All aspects of the integration process were accomplished in a timely and disciplined manner, which included establishing an integration committee, leading the project management office, and facilitating timely decisions and approvals by executive management. • Instrumental in enculturation of key executives.	Managed asset servicing, issuer services, Pershing and global payment services performance, each of which exceeded budget for 2007. Gained market share in asset servicing business for pensions and financial institutions. Oversaw critical client/business line risk exposures during significant market disruptions. Led weekly securities services business meetings that focused on cross-business opportunities, new initiatives and strategic responses to market developments. Actively participated in affinity and diversity programs. Consistently communicated senior management's commitment to mentoring and advancement of diverse individuals into company senior ranks.	Drove profit growth during 2007 through a combination of factors including: global markets exceeding revenue plan by 25%, active balance sheet management through effective rate positioning, and net interest income profit improvement of over $50 million through enhanced cash management and pricing strategies. Exceeded projections by 17% for business line areas of responsibility for Bank of New York prior to the merger. Managed corporate tax planning that achieved an effective tax rate at the expected level. Managed merger integration with positive results: hit all targets in each area of responsibility; integrated the balance sheets of the combined companies, as well as for the retail/corporate trust; swap transaction; harmonized capital plans and target ratios; and harmonized all accounting policies and procedures, financial reporting and external reporting. Led numerous corporate development negotiations. Organized efforts to deliver superior, transparent financial information and dialogue with investor base.

- Messrs. Renyi and Kelly made a presentation to the new committee regarding Messrs. Hassell's and Van Saun's performance in 2007.
- The new committee considered the contents of the self-assessments together with Messrs. Renyi's and Kelly's recommendations.
- The committee determined that each executive had outstanding individual performance in 2007, which was particularly remarkable in light of the challenges throughout 2007 relating to the merger and the integration.

- The committee considered the following corporate results for 2007 related to the merger:
  - We have had strong financial performance while meeting or exceeding all merger and integration milestones.
  - Revenues increased 17% and net income increased 22%.
  - Total shareholder return for 2007 was 19.5% and was number one among large cap (market cap greater than $50 billion) financial companies in the U.S.
  - The new management team came together and adopted a new long-term strategy. We believe our culture is upbeat and healthy.
  - Our audit, compliance and risk management was sound throughout a treacherous market environment in 2007.
- The committee then advised and discussed with the other independent directors the recommended amount of Messrs. Renyi's, Hassell's and Van Saun's annual cash bonuses.

Based on individual results that were above the targeted maximum levels and corporate results that were above target but below maximum levels, the committee then approved final total annual cash bonuses that were at the targeted maximum levels established at the beginning of 2007:

- Mr. Renyi's 2007 cash incentive was $7,500,000 consisting of a corporate performance component of $4,872,000 and an individual component of $2,628,000.
- Mr. Hassell's 2007 cash incentive was $5,250,000 consisting of a corporate performance component of $3,411,000 and an individual component of $1,839,000.
- Mr. Van Saun's 2007 cash incentive was $3,750,000 consisting of a corporate performance component of $2,436,000 and an individual component of $1,314,000.

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to its chief executive officer and three other most highly compensated officers each year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation, which is compensation paid when an individual's performance meets pre-established objective goals based on performance criteria approved by the company's stockholders. We are permitted to deduct the expense of the awards made to Messrs. Renyi, Hassell and Van Saun under the BNY MICP under Section 162(m). To preserve this tax deductibility, the maximum annual incentive awards for Messrs. Renyi, Hassell and Van Saun were calculated according to adjusted net income levels lower than the goals set forth above under "Corporate Adjusted Net Income Goal," and the committee then used "negative" discretion, which is permissible under Section 162(m), to determine the actual awards based on the goals described above.

Mellon Annual Cash Bonus

Mellon paid annual cash bonuses to its executives under an annual profit bonus program that was designed to pay discretionary cash bonuses based on an evaluation of various factors including corporate, business unit and individual performance for the year.

Performance objectives for Mr. Kelly were established at the beginning of 2007 after discussions between Mr. Kelly and the Mellon committee. Mr. Kelly's objectives were reviewed, revised and approved in July at the first meeting of the new committee. At the beginning of 2008, the new committee reviewed Mr. Kelly's performance in 2007. The new committee's review included the following steps:

- Mr. Kelly prepared a self-assessment, commenting on his results against performance objectives. The five specific categories examined in this self-assessment were (1) financial, (2) compliance and risk management, (3) merger, (4) strategy and (5) leadership.

- Mr. Kelly's self-assessment, along with a performance assessment form, was given to each of our independent directors, who assessed Mr. Kelly's performance in 2007 and gave their input to Towers Perrin.
- Towers Perrin compiled the information and prepared a summary report for review by the members of the new committee.
- The new committee considered the contents of this Towers Perrin summary report.
- The committee also considered highlights from Mr. Kelly's performance in 2007 including:
  - Delivered strong revenue growth, positive operating leverage and excellent profitability following the completion of the merger.
    - Revenue growth of 20% and 12% in the third and fourth quarters of 2007, respectively, compared to the prior year quarter.
    - Positive operating leverage year-over-year of 1,100 basis points and 450 basis points in the third and fourth quarters of 2007, respectively.
    - Earnings per share growth 32% and 10% for the third and fourth quarters of 2007, respectively, compared to the prior year quarter.
  - Continued to deliver superior shareholder value, as total return for 2007 was 19%, which ranked us number one in the U.S. and number five globally among large cap financial institutions (market cap greater than $50 billion and excluding financial institutions in Russia and China).
  - Developed relationships with regulators through frequent meetings.
  - Established a comprehensive risk management framework to address broad risks that the company may face.
  - Consummated the merger according to schedule and without incident.
  - Created and implemented the total integration plan covering all lines of business and shared services areas.
  - Exceeded synergy target for 2007.
  - Began detailed review of 22 key businesses and communicated purpose of review to investment community.
  - Implemented numerous leadership initiatives and was instrumental in establishing a cohesive management team following the merger.
- In addition, the committee considered Mr. Kelly's extraordinary efforts, contributions and leadership in negotiating the merger agreement; closing the merger; integrating the companies, their business and employees quickly following the merger; quickly bringing together the executive management team of the new company; generating and maintaining energy and enthusiasm for the new company; and leading the new company to exceed our own projected performance following the merger.
- The new committee reported its preliminary conclusions regarding Mr. Kelly's performance evaluation and proposed bonus to the other independent directors and solicited their input before finalizing his bonus.

In March 2008, based on this review, the committee determined in its discretion to award a bonus of $7,500,000 to Mr. Kelly.

The amounts of Messrs. Elliott's and O'Hanley's annual cash bonuses were approved by the new committee after the committee reviewed their individual performance in 2007. The new committee's review included the following steps:

- Each of Messrs. Elliott and O'Hanley prepared a self-assessment commenting on his performance in 2007 compared to performance objectives established at the beginning of the year. The following table shows the key individual accomplishments of each of Messrs. Elliott and O'Hanley in 2007 that the committee considered:

Mr. Elliott	Mr. O'Hanley
Acted as co-leader in the integration of the companies.	Led the asset management sector, which increased revenue by 14%, increased pre-tax income by 16% and increased assets under management by 10% over 2006.
Led the successful integration of the company by ensuring the creation of integration plans, milestones and synergies.	Accomplished key strategic initiatives such as combining equity indexing businesses into Mellon Capital Management to create greater economies of scale and strengthen investment processes.
Managed expenses to achieve a synergy capture that exceeded the target for 2007.	Combined fixed income and currency businesses to create a fixed income related focal point for product design, knowledge sharing and collaboration.
	Expanded international presence in Korea, Taiwan, Europe, Brazil and China.

- Mr. Kelly reviewed Messrs. Elliott's and O'Hanley's performance in 2007 against their 2007 objectives and recommended their bonuses to the committee after presenting a summary of their 2007 performance to the committee.
- The new committee considered Mr. Kelly's recommendations together with the self-assessments.
- The committee primarily considered the extraordinary efforts and contributions of the executives in 2007, which was a challenging year because of the merger and the integration of the companies, business and employees following the merger. In light of the challenges throughout 2007 relating to the merger and the integration, the committee noted that the achievements of the executives in 2007 were particularly remarkable.
- The committee also considered the corporate results for 2007 listed on page 36 above.

Based on this review, the committee determined in its discretion to award a bonus of $3,100,000 to Mr. Elliott and a bonus of $6,500,000 to Mr. O'Hanley in March 2008.

Performance Acceleration of Awards Held By Messrs. Elliott and O'Hanley for 2007 Performance

Prior to 2007, Messrs. Elliott and O'Hanley received performance accelerated restricted stock (which we refer to as PARS). PARS are shares of restricted stock that will vest seven years from the date of grant. Earlier vesting, however, may occur if performance goals established by the committee are met; upon certain termination of employment, upon death or disability, or upon a change in control event.

PARS held by Mr. Elliott are "corporate PARS" and require both an earnings per share growth target of 12% and a return on common equity target of 20% to be met for accelerated vesting to occur. If both performance goals are met for a particular year, then the restrictions against transfer will then lapse on one-third of the amount granted. If only one of the performance goals is met or if neither of the performance goals is met, then there is no acceleration. The new committee determined that the performance goals for 2007 on the corporate PARS were met and 169,548 shares held by Mr. Elliott vested on February 21, 2008.

Mr. O'Hanley holds a combination of "business unit PARS" and "asset management PARS." The business unit PARS provide for accelerated vesting of 18.75% of the shares for a year in which 90% or more of the annual pre-tax income goal for Institutional Asset Management is achieved, and 25% of the shares in a year for which more than 100% of such goal is achieved. In February 2008, the new committee certified that the business unit goal was achieved at above the 100% level and as a result vesting was accelerated in February, 2008 on 33% of such PARS (11,892 shares). The asset management PARS provide for accelerated vesting of 25% of the shares for a year in which 90% of the annual pre-tax income goal for the combined asset management business units is achieved, and 33% of the shares for a year in which 100% of such goal is achieved. In February 2008, the new committee certified that the asset management PARS goal was achieved at the 90% level and as a result vesting was accelerated on 25% of such PARS (11,180 shares).

We believe the PARS goals for Mr. O'Hanley are substantial and meaningful, with no assurance of being achieved. In the past five years, the business unit goals have been achieved at the highest level four times and at a reduced level once. In the past five years, the asset management goals were achieved twice at the highest level, twice at a reduced level and were not achieved once.

Special Equity Awards Granted Following the Merger

Effective July 23, 2007, the committee granted to the named executives various special equity awards relating to the merger. The new committee approved these awards on the basis of recommendations of the committees of Mellon and Bank of New York before the merger. The following table sets forth the details relating to these awards. Additional details relating to these awards are included in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year-End" table below.

Award	Recipients	Type of Award	Primary Objective
Team Equity Incentive Awards	Messrs. Van Saun and O'Hanley	Restricted Stock Units (award value of $4,250,000) and Restricted Stock (award value of $7,575,000)	To retain key executives and create incentives for them to collaborate to increase the value of our stock. In the case of Mr. O'Hanley, his team equity incentive award was also made as part of the consideration for his agreeing to waive certain of his change in control rights in connection with the merger.
Special Stock Option Award	Mr. Elliott	Stock Options (award of 470,000 options)	To retain Mr. Elliott during the integration process and create a special incentive for him to increase the value of our stock.

Award	Recipients	Type of Award	Primary Objective
Replacement Equity Awards	Messrs. Renyi, Hassell and Van Saun	Restricted Stock and Stock Options (see "Grants of Plan-Based Awards Table" below for award values)	To replace performance share units that were originally granted to Messrs. Renyi, Hassell and Van Saun by the Bank of New York compensation committee in March 2006 and that were still outstanding at the time of the merger, the new committee took the following actions recommended by the Bank of New York compensation committee: (1) The performance period that covered 2006-2007 was earned based on performance through June 30, 2007 and the earned shares were replaced with restricted stock units of Bank of New York Mellon, and (2) the performance period that covered 2006-2008 was deemed half earned based on performance through June 30, 2007 and half the shares for that performance period were earned and replaced with restricted stock units of Bank of New York Mellon with the remaining unearned half replaced with a combination of Bank of New York Mellon restricted stock units and stock options.
Replacement Equity Awards	Messrs. Kelly, Elliott and O'Hanley	Restricted Stock and Stock Options (see "Grants of Plan-Based Awards Table" below for award values)	To replace certain performance share grants previously awarded to the named executives by Mellon, which were terminated in accordance with their original terms as a result of the merger. These awards were given in order to provide the executives the opportunity to earn that which could not be earned as a result of the early termination of the performance period.

Other Elements of 2007 Compensation

In connection with the merger, we also assumed (by operation of law) and elected to continue for the remainder of 2007 several other Bank of New York and Mellon compensation arrangements in which our named executive officers participated prior to the merger. These arrangements include the following:

- *Perquisites.* We continued to provide the same kinds and levels of perquisites to the named executives that they received from Bank of New York or Mellon before the merger. Details relating to the types of perquisites and amounts paid are included in footnote 4 to the "Summary Compensation Table" below. As noted below, as part of its review of the Bank of New York and Mellon compensation programs, the committee decided to significantly reduce the number of perquisites offered to executives.

- *Supplemental Retirement Program.* As a result of the merger, we assumed existing agreements between any named executive and Bank of New York or Mellon and existing plans relating to supplemental retirement benefits. Details relating to each program are included in the "Retirement Plans" section, below. As further discussed below, the Bank of New York supplemental retirement plan is closed to new participants.
- *Defined Benefit Pension Plan.* As a result of the merger, we also assumed qualified and nonqualified pension plans from Bank of New York and Mellon in which our named executives continued to participate. Details relating to each plan are included under the "Retirement Plans" section below.
- *Deferred Compensation Plans.* As a result of the merger, we assumed Mellon's elective deferred compensation plan. Further details are provided in the "Nonqualified Deferred Compensation" section, below.

Compensation Decisions Relating to 2008

Overview

The new committee designed and adopted a total compensation program for named executives starting in 2008. The goal of the new program is to create long-term value for our stockholders, retain talented executives during the integration following the merger and link the interests of our executives directly with the interests of our stockholders by basing a significant portion of their compensation on our short- and long-term performance and increases in stockholder value. Our chief executive officer, Mr. Kelly, played a key role in helping the new committee design the new plan. At the beginning of the process, Mr. Kelly met with the new committee to develop key objectives of the new plan, and Mr. Kelly's strategic objectives for executive compensation were an important factor considered by the new committee in designing the plan that it ultimately adopted. These objectives are:

- directly linking executive compensation to corporate, business unit and individual performance;
- establishing performance goals that reflect how we build value for stockholders and how we perform against our competitors;
- making executive compensation easy to understand;
- making total compensation opportunities transparent to participants; and
- reflecting best practices as they evolve.

Benchmarking

The new committee believes that a key element of constructing a successful executive compensation program is to ensure our total compensation opportunity is competitive with total compensation opportunity made available to the executives of our competitors. Accordingly, one of the first decisions that the new committee made after the merger was to determine an appropriate peer group of companies to use for benchmarking our executive compensation program. During the fall of 2007, management worked closely with Mercer in developing the peer group of our competitors. In determining our appropriate peer group, management considered companies that compete with one or more of our business units or which compete with us for executive talent. The new committee, after consulting with its advisors, Towers Perrin and Frederic W. Cook & Co., determined that the following 12 companies are our appropriate peers for compensation purposes and reflect a balanced mix of financial institutions and asset managers with diversified financial and investment banking representation:

AllianceBernstein Holdings LP	The PNC Financial Services Group Inc.
BlackRock Inc.	Prudential Financial Inc.
JP Morgan Chase	State Street Corporation
Legg Mason Inc.	SunTrust Banks, Inc.
Lehman Brothers Holdings Inc.	U.S. Bancorp
Northern Trust Corporation	Wachovia Corporation

Our management used compensation data from our peer group to assess the competitiveness of the amount and form of each element of compensation and to provide data to the new committee to determine "best compensation practices" among our peers.

Elements of Compensation in 2008 Plan

For 2008, our executives will receive base salary, annual cash bonus, long-term equity awards and other benefits under the new plan. For the chief executive officer and president, we target pay at the median of the peer group although our revenues and market capitalization currently exceed median levels. Significant upside is provided for strong performance and significant downside for poor performance. For other executives, target positioning may vary by individual executive based on their individual roles and responsibilities, the ability to attract and retain certain positions taking into consideration comparable positions in their particular markets, and the importance of a specific function within the company. Similarly, upside and downside leverage is provided for these executives as well. Accordingly, under the new plan, the new committee generally intends to provide approximately 60% of our chief executive officer's compensation in the form of equity awards and approximately 40% of his total compensation in cash. The new committee generally intends to pay the other named executives a range of 40% to 50% of their total compensation in equity awards and the remaining 60% to 50% in cash. The new committee believes that this structure will help tie the interests of our named executives closely with the interests of our stockholders.

Base Salary

A relatively small portion of our named executives' cash compensation for 2008 will be base salary. The new committee intends to review base salaries of our named executives in 2008.

Annual Cash Bonus

Before the merger, the Bank of New York compensation program included an annual cash incentive plan that was designed to reward named executives and other executive officers for corporate and individual performance (as well as business unit performance if appropriate) during an applicable year and for bonus awards to be tax deductible under Section 162(m). As part of its review, the new committee decided to continue this approach of having bonuses based on corporate and individual performance, as well as business unit performance, as appropriate, in addition to having cash bonuses paid under a plan which would permit the company to deduct the expense related to awards under Section 162(m) beginning for plan year 2008. Corporate performance will be based on earnings per share growth. This new plan is being presented for stockholder approval in this proxy statement. See "Approval of the Executive Incentive Compensation Plan" below for further details on this new plan.

Long-Term Equity Awards

The new committee made the policy determination that, starting with 2008, all equity related awards will be made in each fiscal year without attributing part of the award to performance in another year. All equity awards that the new committee makes in 2008 will be described in our proxy statement for our 2009 annual meeting.

Long-term equity incentive awards are a key element of our comprehensive compensation program. Our long-term incentives are designed to align a significant portion of our named executives' compensation with increases in our stock price over a multiple-year period. To achieve this objective, the new committee has designed our long-term equity awards in the form of a combination of 75% stock options and 25% performance shares for 2008. Performance shares will be earned based on relative performance of total shareholder return over a three-year measurement period.

In addition, the new committee approved a new long-term equity plan, which is being submitted for stockholder approval at this Annual Meeting. See "Approval of the Long-Term Incentive Plan" below for further details on this new plan.

Perquisites

As part of its review of the Bank of New York and Mellon compensation programs, the committee decided to significantly reduce the number of perquisites offered to executives. These changes will be finalized in 2008 and will be described in further detail in our proxy statement for our 2009 annual meeting.

New Compensation Programs

As part of its review of the Bank of New York and Mellon compensation programs and its research of best practices, the new committee adopted a new nonqualified deferred compensation program to be effective in 2008 for bonuses paid in 2009 for Messrs. Renyi, Hassell and Van Saun. Messrs. Kelly, Elliott and O'Hanley continue to be eligible to participate in an existing deferred compensation program in which legacy Mellon executives had previously participated.

Stock Ownership and Retention Requirements

In March 2008, the new committee adopted stock ownership guidelines for our named executives to align the interests of our executives with the long-term interests of our stockholders. The guidelines for the named executives are as follows:

Executive	Ownership Guideline (Multiple of Salary)	Retention Guideline
Robert P. Kelly	25x	50%
Thomas A. Renyi	15x	50%
Gerald L. Hassell	15x	50%
Bruce W. Van Saun	10x	50%
Steven G. Elliott	10x	50%
Ronald P. O'Hanley	10x	50%

Compliance with the stock ownership guidelines will be phased in over a five-year period. For purposes of determining an executive's ownership stake, we include shares owned outright, unvested restricted shares, deferred share units and shares held in our employee stock purchase and retirement plans. Unvested performance shares and unexercised stock options are not counted toward compliance with this guideline.

Executives will also be required to retain 50% of the net after-tax shares that the executive receives from exercises of stock options, vesting of restricted shares and payment of other long-term equity awards during the executive's tenure with us. The guidelines permit certain sales to allow for diversification five years before retirement.

Change in Control Arrangements

Each named executive officer has a change in control agreement with us, which we describe in detail in the "Potential Payments Upon Termination or Change in Control" section below. In addition, as noted above, Messrs. Hassell and Van Saun have additional rights with respect to a change in control under their transition agreements, which we also describe in detail in the "Potential Payments Upon Termination or Change in Control" section below. We believe that these arrangements support our ability to attract and retain superior executive talent and, if a change in control were to occur, to retain our top executives through a period of uncertainty, enhance our value by keeping our management team intact, preserve the neutrality of the management team in negotiating and executing a transaction and keep the management team focused on the best interests of the stockholders, rather than their own job security. In 2008, the new committee will review these arrangements.

Financial Results

Financial results expressed in the foregoing Compensation Discussion and Analysis are continuing operations on a pro forma combined basis. Year-over-year growth rates exclude intangible amortization, merger and integration expenses and other items detailed in our Quarterly Earnings Summary documents for the third and fourth quarters of 2007, which are available on our website at www.bnymellon.com/investorrelations. 2006 earnings per share represent continuing operations for Bank of New York and are only exchange ratio adjusted.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management. Based on this review and discussion, the Human Resources and Compensation Committee recommended to our Board of Directors that the "Compensation Discussion and Analysis" section be included in our Annual Report on Form 10-K and in this proxy statement.

Wesley W. von Schack, Chairman
Ruth E. Bruch
Edmund F. Kelly
Richard J. Kogan
Samuel C. Scott III

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation of our principal executive officer and principal financial officer, as well as our four most highly compensated executive officers (other than our principal executive officer and principal financial officer) as of December 31, 2007. References throughout this proxy to our "named executive officers" or "named executives" refer to each of the individuals named in the table below. In accordance with SEC rules, in determining our four most highly compensated executive officers, we used compensation paid to our executive officers from July 1, 2007, which was the effective date of the merger, through December 31, 2007. However, we have included compensation information for all of 2007 in the "Summary Compensation Table" and other compensation tables to provide a complete understanding of the total compensation that the named officers earned in 2007.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total Compensation
ROBERT P. KELLY Chief Executive Officer(1)	2007	$ 975,000	$7,500,000	$3,604,557	$2,090,700	$ —	$4,286,296	$1,661,227	$20,117,780
THOMAS A. RENYI Executive Chairman(1)	2007	1,000,000	2,628,000	6,723,901	6,704,758	4,872,000	—	235,746	22,164,405
GERALD L. HASSELL President (1)	2007	800,000	1,839,000	2,722,817	1,973,047	3,411,000	773,913	234,545	11,754,322
BRUCE W. VAN SAUN Vice Chairman and Chief Financial Officer	2007	650,000	1,314,000	2,840,606	1,303,777	2,436,000	186,339	184,978	8,915,700
STEVEN G. ELLIOTT Senior Vice Chairman(1)	2007	675,000	3,100,000	7,207,626	2,596,330	—	5,741,433	428,846	19,749,235
RONALD P. O'HANLEY Vice Chairman	2007	675,000	6,500,000	2,953,168	1,256,476	—	93,499	25,778	11,503,921

(1) Messrs. Kelly, Renyi, Hassell and Elliott also serve as directors. They do not receive any additional compensation for this service.

(2) Computed in accordance with Financial Accounting Standards No. 123 (as revised in 2004), which we refer to as FAS 123R, using the assumptions underlying the valuation of equity awards set forth in footnote 19 of the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2007 or for awards made prior to July 1, 2007, according to the assumptions of each predecessor company, as reported in their respective annual reports on Form 10-K for the year ended December 31, 2006. Under FAS 123R, our compensation cost relating to a stock or option award is generally recognized over the period of time in which the named executive officer is required to provide service to us in exchange for the award.

(3) The amount disclosed in this column represents (i) the amount of increase in the present value of the executive's accumulated pension benefit and (ii) the portion of interest accrued (but not currently paid or payable) on deferred compensation above 120% of the applicable federal long-term rate at the maximum rate payable under the Mellon Elective Deferred Compensation Plan for Senior Officers. Messrs. Renyi, Hassell and Van Saun did not participate in a deferred compensation program in 2007. The total amount disclosed for Messrs. Kelly, Elliott and O'Hanley is divided as follows: Mr. Kelly: increase in present value of accumulated benefit, $4,286,296 and above-market nonqualified deferred compensation earnings, $0; Mr. Elliott: increase in present value of accumulated benefit, $5,649,971 and above-market nonqualified deferred compensation earnings, $91,462; and Mr. O'Hanley: increase in present value of accumulated benefit, $62,936 and above-market nonqualified deferred compensation earnings, $30,563. The increase in present value of

accumulated benefit for Mr. Renyi is negative $1,113,006 (this negative amount is not reflected in the amount disclosed above for Mr. Renyi).

(4) The following table sets forth a detailed breakdown of the items which comprise "All Other Compensation":

Name	Perquisites and Other Personal Benefits	Contributions to Defined Contribution Plans	Insurance Premiums	Tax Reimbursements	Total
ROBERT P. KELLY	$1,211,803	$10,125	$ 1,306	$437,993	$1,661,227
THOMAS A. RENYI	171,448	14,453	49,845	—	235,746
GERALD L. HASSELL	203,070	13,587	17,888	—	234,545
BRUCE W. VAN SAUN	162,741	12,938	9,299	—	184,978
STEVEN G. ELLIOTT	319,458	10,125	4,151	95,112	428,846
RONALD P. O'HANLEY	12,915	10,125	2,104	634	25,778

The following is a description of the items comprising "perquisites and other personal benefits" for each named executive officer for whom a value is disclosed in the table above: Mr. Kelly: financial planning services ($66,748), relocation from his former residence in Pittsburgh to New York ($845,696), personal automobile and related expenses ($16,330), use of company car and driver ($178,879), personal use of corporate aircraft ($84,711), home security ($1,940), parking ($4,669) and amounts paid in respect of club memberships ($12,830); Mr. Renyi: use of company car and driver ($171,050) and home security ($398); Mr. Hassell: use of company car and driver ($193,813) and personal use of corporate aircraft ($9,257); Mr. Van Saun: use of company car and driver ($162,741); Mr. Elliott: financial planning services ($11,470), allocation of expenses for time not spent at apartment in New York, which is provided by us for business use ($149,090), personal automobile and related expenses ($11,915), use of company car and driver ($119,175), personal use of corporate aircraft ($7,854), home security ($989), parking ($3,180), amounts paid in respect of club memberships ($15,106) and medical physical examination ($679); Mr. O'Hanley: personal automobile and related expenses ($1,710), parking ($3,660) and amounts paid in respect of club memberships ($7,545).

The amounts identified in the "contributions to defined contribution plans" column represents matching contributions under our 401(k) plans. In addition, for each of Messrs. Renyi, Hassell and Van Saun, the amounts identified in this column also include annual allocations under the Bank of New York Employee Stock Ownership Plan ($4,328, $3,462 and $2,813, respectively).

The amounts identified in the "insurance premiums" column for Messrs. Kelly, Elliott and O'Hanley are comprised of two separate insurance-related payments: amounts paid by us for umbrella insurance coverage (Mr. Kelly: $1,306; Mr. Elliott: $1,306; Mr. O'Hanley: $884) and a cash bonus paid equal to the respective executives imputed income under the Mellon Senior Executive Life Insurance Plan (Mr. Kelly: $0; Mr. Elliott: $2,845; Mr. O'Hanley: $1,220). The amounts identified for Messrs. Renyi, Hassell and Van Saun are also comprised of two separate insurance-related payments: taxable payments made by us for universal life insurance policies (Mr. Renyi: $45,480; Mr. Hassell: $14,650; Mr. Van Saun: $6,820) and premiums for long-term disability insurance (Mr. Renyi: $4,365; Mr. Hassell: $3,238; Mr. Van Saun: $2,479).

The amounts identified in the "tax reimbursements" column represent the following: for Mr. Kelly, the tax gross-up amount paid by us with respect to perquisites, the majority of which relate to Mr. Kelly's relocation expenses; for Mr. Elliott, the tax gross-up amount paid by us with respect to additional personal tax expenses incurred in connection with his working in our New York City office and other perquisites; and for Mr. O'Hanley the tax gross-up amount paid by us with respect to his excess liability insurance premiums.

Each amount disclosed in the table above as a perquisite and other personal benefit represents the aggregate incremental cost to us of the particular item being described. The dollar amount associated with personal use of our corporate aircraft was calculated by multiplying the direct hourly operating cost for use of the aircraft by the number of hours of personal use. We calculated the direct hourly operating cost by adding up the total amount spent by us for fuel, maintenance, landing fees, travel and catering associated with the use of corporate aircraft in 2007 and divided this number by the total number of flight hours logged in 2007. Also included in the calculations of dollar amounts associated with personal use of our aircraft are overnight expenses incurred by flight crew during personal use. The dollar amounts identified in connection with personal automobile and related expenses include depreciation of the vehicle and the amount we paid for fuel, maintenance and repairs of the vehicle, automobile insurance, and other vehicle related expenses. These dollar amounts reflect the aggregate cost to us without deducting any costs attributable to the business use of the vehicle. The dollar amounts identified in connection with use of the company car and driver for each of Messrs. Kelly, Renyi, Hassell, Elliott and Van Saun include the compensation and benefits we provided to the driver, depreciation of the vehicle, the amount we paid for parking, fuel, maintenance and repairs of the vehicle, automobile insurance and other vehicle related expenses. These dollar amounts reflect the aggregate cost to us without deducting costs attributable to the business use of the vehicles and drivers.

Grants of Plan-Based Awards Table

The following table shows the details concerning the grant of any equity-based compensation to each named executive officer during 2007. In the case of Messrs. Kelly, Elliott and O'Hanley, each of the equity grants described below was made under the Mellon Long-Term Profit Incentive Plan (2004). Except as described in the footnotes below, in the case of Messrs. Renyi, Hassell and Van Saun, each of the non-equity awards described below was made under the 2004 Bank of New York Management Incentive Compensation Plan and each of the equity awards described below was made under the 2003 Bank of New York Long-Term Incentive Plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Date Human Resources and Compensation Committee took Action to Grant Award(1)	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Closing Price on Grant Date (18)	Grant Date Fair Value of Stock and Option Awards
ROBERT P. KELLY	2/20/2007	2/20/2007	—	—	—	—	—	—	—	483,835(3)	$45.97	$45.97	$5,312,508
	2/20/2007	2/20/2007	—	—	—	—	—	—	40,461(4)	—	—	45.97	1,859,992
	2/20/2007	2/20/2007	—	—	—	—	—	32,630(5)	—	—	—	45.97	1,500,001
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	76,668(6)	44.59	44.59	852,425
	7/09/2007	7/23/2007	—	—	—	—	—	—	19,167(6)	—	—	44.59	854,657
THOMAS A. RENYI			$937,500	$5,000,000	$7,500,000								
	2/20/2007	3/13/2007	—	—	—	—	—	—	—	305,667(3)	$40.40	$40.40	$2,916,052
	3/12/2007	4/02/2007	—	—	—	—	—	—	45,991(7)	—	—	42.83	1,969,795
	3/12/2007	4/02/2007	—	—	—	—	—	—	—	137,972(7)	42.83	42.83	1,316,248
	1/29/2007	6/29/2007	—	—	—	—	—	—	—	660,380(8)	43.93	43.93	6,765,402
	7/09/2007	7/23/2007	—	—	—	—	—	—	85,472(9)	—	—	44.59	3,811,196
	7/09/2007	7/23/2007	—	—	—	—	—	—	39,340(10)	—	—	44.59	1,754,171
	7/09/2007	7/23/2007	—	—	—	—	—	—	14,363(10)	—	—	44.59	640,446
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	57,452(11)	44.59	44.59	627,867
	3/12/2007	8/03/2007	—	—	—	—	—	—	82(17)	—	—	41.87	3,448
	3/12/2007	11/05/2007	—	—	—	—	—	—	76(17)	—	—	45.63	3,468
GERALD L. HASSELL. . .			$656,250	$3,500,000	$5,250,000								
	2/20/2007	3/13/2007	—	—	—	—	—	—	—	191,042(3)	$40.40	$40.40	$1,822,533
	3/12/2007	4/02/2007	—	—	—	—	—	—	28,727(7)	—	—	42.83	1,230,377
	3/12/2007	4/02/2007	—	—	—	—	—	—	—	86,180(7)	42.83	42.83	822,154
	1/29/2007	6/29/2007	—	—	—	—	—	—	—	471,700(12)	43.93	43.93	4,832,430
	7/09/2007	7/23/2007	—	—	—	—	—	—	53,208(9)	—	—	44.59	2,372,545
	7/09/2007	7/23/2007	—	—	—	—	—	—	24,481(10)	—	—	44.59	1,091,608
	7/09/2007	7/23/2007	—	—	—	—	—	—	8,974(10)	—	—	44.59	400,151
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	35,896(11)	44.59	44.59	392,291
	3/12/2007	8/03/2007	—	—	—	—	—	—	51(17)	—	—	41.87	2,154
	3/12/2007	11/05/2007	—	—	—	—	—	—	47(17)	—	—	45.63	2,166

Name	Date Human Resources and Compensation Committee took Action to Grant Award(1)	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Closing Price on Grant Date (18)	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
BRUCE W. VAN SAUN . .			$468,750	$2,500,000	$3,750,000								
	2/20/2007	3/13/2007	—	—	—	—	—	—	—	191,042(3)	$40.40	$40.40	$1,822,533
	3/12/2007	4/02/2007	—	—	—	—	—	—	22,406(7)	—	—	42.83	959,649
	3/12/2007	4/02/2007	—	—	—	—	—	—	—	67,217(7)	42.83	42.83	641,248
	7/09/2007	7/23/2007	—	—	—	—	—	—	41,604(9)	—	—	44.59	1,855,122
	7/09/2007	7/23/2007	—	—	—	—	—	—	19,245(10)	—	—	44.59	858,135
	7/09/2007	7/23/2007	—	—	—	—	—	—	7,005(10)	—	—	44.59	312,353
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	28,020(11)	44.59	44.59	306,218
	7/09/2007	7/23/2007	—	—	—	—	—	—	95,313(13)	—	—	44.59	4,250,007
	3/12/2007	8/03/2007	—	—	—	—	—	—	587(17)	—	—	41.87	24,559
	3/12/2007	11/05/2007	—	—	—	—	—	—	541(17)	—	—	45.63	24,697
STEVEN G. ELLIOTT . . .	2/20/2007	2/20/2007	—	—	—	—	—	—	—	195,095(3)	$45.97	$45.97	$2,142,143
	2/20/2007	2/20/2007	—	—	—	—	—	—	16,315(4)	—	—	45.97	750,000
	2/20/2007	2/20/2007	—	—	—	—	—	—		16,876(14)	45.97	45.97	188,336
	2/20/2007	2/20/2007	—	—	—	—	—	—	34,320(14)	—	—	45.97	1,577,690
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	470,000(15)	44.59	44.59	5,382,440
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	37,696(6)	44.59	44.59	419,119
	7/09/2007	7/23/2007	—	—	—	—	—	—	9,424(6)	—	—	44.59	420,216
RONALD P. O'HANLEY . .	2/20/2007	2/20/2007	—	—	—	—	—	—	—	387,489(3)	$45.97	$45.97	$4,254,629
	2/20/2007	2/20/2007	—	—	—	—	—	—	37,524(4)	—	—	45.97	1,724,978
	2/20/2007	2/20/2007	—	—	—	—	—	—	—	8,006(14)	45.97	45.97	89,347
	2/20/2007	2/20/2007	—	—	—	—	—	—	16,281(14)	—	—	45.97	748,438
	7/09/2007	7/23/2007	—	—	—	—	—	—	169,881(16)	—	—	44.59	7,574,994
	7/09/2007	7/23/2007	—	—	—	—	—	—	—	21,596(6)	44.59	44.59	240,113
	7/09/2007	7/23/2007	—	—	—	—	—	—	5,399(6)	—	—	44.59	240,741

(1) With respect to awards under Mellon equity incentive plans, if Mellon's compensation committee approved awards in a month that quarterly corporate earnings were being announced, then the date of grant of the awards was two business days after earnings were announced. If the committee approved awards in a month that quarterly earnings were not being announced, then the date of grant was the date the committee approved the award. With respect to awards under the 2003 Bank of New York Long-Term Incentive Plan, pursuant to a policy approved by its compensation committee in 2006, stock options approved on February 20, 2007 were granted on March 13, 2007, the date of its March board meeting, and had an exercise price equal to the closing price of the Bank of New York's shares on the NYSE that day. In addition, under that policy, all regular annual equity awards would be granted and priced on March 13, 2007. With respect to the grants made on July 23, 2007, the grants became effective two business days after earnings were announced.

(2) Represents threshold, target and maximum amounts that can be paid for performance during 2007 under 2004 Bank of New York Management Incentive Compensation Plan.

(3) Stock options that vest in equal installments over a five-year period from the date of grant, contingent upon continued employment through the vesting date (with the exception of the stock options for Messrs. Renyi, Hassell and Van Saun, which vest in equal installments over a three-year period).

(4) Restricted stock that will vest at the end of three years from the date of grant if the executive remains employed by us. Restricted shares represent shares of our common stock that have transfer restrictions until they vest. Restricted shares cannot be sold during the period of restriction. During this period, dividends on the restricted shares are paid to the executives and the executives have the ability to vote the shares.

(5) Special grant of restricted stock units under an individual arrangement conditioned on (1) the closing of the merger, (2) the satisfactory progress of the integration (as determined by the Integration Committee of the Board) and (3) Mr. Kelly's continued service through the vesting dates. One-third of the restricted

stock units vested on January 2, 2008 and, subject to satisfaction of these conditions, up to two-thirds will vest on December 31, 2008. Upon vesting, the restricted stock units were settled, and the remaining restricted stock units when vested will be settled, in cash based on the per share value of the common stock on the vesting date.

(6) Combination of restricted share units and stock options that will vest on December 31, 2008 contingent upon continued employment subject to earlier vesting if terminated without cause within three years following a change in control after the grant date. Dividend equivalents on restricted share units will be paid the same as the Dividend Reinvestment Plan and held in escrow until vesting occurs, at which the executive will be paid out according to what, if any, amount has vested.

(7) Combination of restricted share units and stock options. Restricted share units vest on April 2, 2010. Stock options vest in equal installments over three years. All awards are contingent upon continued employment, except in the event that the executive terminates his employment due to retirement, disability, death, or involuntary termination accompanied by a general employment release acceptable to us, in which case a pro rata portion of the executive's award will vest as of the termination date.

(8) Special stock option granted immediately before the merger. Stock option will expire 10 years after the grant date. The option will vest 18 months after the completion of the merger, or sooner if (1) our Board terminates Mr. Renyi's employment other than for cause, (2) Mr. Renyi leaves with the consent of our Board or (3) Mr. Renyi dies or becomes permanently disabled, in which case the special option will terminate after three years (or at the end of its original term, if earlier). The option will be forfeited if Mr. Renyi terminates his employment within 18 months of the merger without consent of our Board. The option will be forfeited immediately upon a termination of employment for cause, and the vested portion of the option will immediately cease to be exercisable upon a breach of the applicable restrictive covenants under Mr. Renyi's service agreement. Certain gains recognized from the exercise of this option grant are subject to a clawback in the event of Mr. Renyi's termination for cause or a breach of the restrictive covenants.

(9) Restricted share units that will vest on March 31, 2008, contingent upon continued employment, vesting earlier if employment is terminated without cause or for good reason or due to death or disability. Restrictions will lapse upon a change in control. If the executive retires, restrictions will lapse either on a pro rata basis or in full, depending on the executive's age. Dividend equivalents are paid.

(10) Restricted share units that will vest on March 31, 2009, contingent upon continued employment. Vesting will occur earlier if employment is terminated without cause or for good reason as a result of death or disability. Restrictions will lapse upon the occurrence of a change in control. If the executive retires, restrictions will lapse, either on a pro rata basis or in full, depending on the executive's age. Dividend equivalents are paid, except with respect to the restricted share unit awards to Mr. Renyi in the amount of 14,363, Mr. Hassell in the amount of 8,974 and Mr. Van Saun in the amount of 7,005, in which case, dividends accrue on those grants.

(11) Stock options vest on March 31, 2009, contingent upon continued employment, subject to earlier pro rata vesting if employment is terminated without cause or for good reason or due to death or disability. Term is ten years. Stock options will vest upon a change in control. If the executive retires, stock options will vest either on a pro rata basis or in full, depending upon the executive's age. In addition, Mr. Van Saun's stock option will fully vest if he exercises certain special termination rights under his transition agreement.

(12) Special stock option grant that was made immediately before the merger. Option will expire 10 years after the grant date. One-third of the option will vest on the first anniversary of the merger and the remainder will vest in pro rata monthly installments over the following two years, or sooner if (1) our Board terminates Mr. Hassell's employment without cause, (2) Mr. Hassell leaves with the consent of our Board or (3) Mr. Hassell dies or becomes permanently disabled, in which case the special option will terminate after three years (or at the end of its original term, if earlier). The unvested portion of the option will be forfeited if Mr. Hassell terminates his employment within three years of the merger without the

consent of our Board. The option will be forfeited immediately upon a termination of employment for cause, and the vested portion of the option will immediately cease to be exercisable upon a breach of the applicable restrictive covenants under Mr. Hassell's transition agreement. Certain gains recognized from the exercise of this option grant are subject to a clawback in the event of Mr. Hassell's termination for cause or a breach of the restrictive covenants.

(13) Restricted share units that will vest on July 1, 2010 or, if earlier, upon Mr. Van Saun's termination of employment by reason of death, disability, resignation for good reason or termination other than for cause. Awards are also subject to conditions relating to non-solicitation of employees and customers following a termination of employment and require advance notice to us of any voluntary termination of employment that would occur within a specified period surrounding July 1, 2010, and any failure to comply with such conditions would require repayment of the award to us. The restrictions will lapse upon a change in control, and the restrictions will also lapse on a pro rata basis if Mr. Van Saun exercises certain special termination rights under his transition agreement.

(14) Special award of stock options and restricted stock made in connection with waivers executed in connection with the merger and that will vest on July 1, 2010, subject to earlier vesting in the event of termination by reason of death, disability, resignation for good reason or termination other than for cause or if a change in control event occurs and the executive's employment is terminated within three years without cause or by the executive with good reason. In addition, in Mr. Elliott's case, options and shares may vest earlier upon Mr. Elliott's retirement with the consent of our Board. Options will expire ten years after the grant date.

(15) Special stock option award that will vest ratably over three years from the date of grant, subject to earlier vesting in the event of a termination of Mr. Elliott's employment by us without cause, by constructive discharge or upon his retirement with our consent, and will be exercisable for a 10-year term.

(16) Restricted stock that will vest on a pro rata basis from the date of grant to July 1, 2010, if Mr. O'Hanley remains employed by us until July 1, 2008 and has attained at least age 55 upon termination. In addition, all shares of the restricted stock will immediately vest upon a change in control.

(17) Represents restricted unit grants resulting from accrued dividends.

(18) Price used in determining the August 3, 2007 and November 5, 2007 restricted unit grants resulting from accrued dividends is the 30-day average price.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

By-law Provision Regarding Messrs. Kelly, Renyi and Hassell

Article 5 of our by-laws provides that Mr. Renyi will serve as our executive chairman, Mr. Kelly will serve as our chief executive officer and Mr. Hassell will serve as our president until the succession date. Mr. Kelly will be the successor to Mr. Renyi as our chairman after the succession date. In addition, Article 5 requires an affirmative vote of at least 75% of the Board to (i) remove or fail to reelect Messrs. Kelly, Renyi and Hassell during the three-year period following the merger, (ii) fail to elect Mr. Kelly as chairman of the board to succeed Mr. Renyi on the 18-month anniversary of the merger, (iii) modify the duties, authority or reporting relationships of Messrs. Kelly, Renyi and Hassell, and (iv) fill a vacancy resulting from the unwillingness or inability, by reason of retirement, death or disability of Messrs. Kelly, Renyi or Hassell to continue to serve in their respective offices.

Employment Agreements

Prior to the merger, each of Mellon and Bank of New York had entered into various arrangements with our current named executive officers, which we assumed in the merger. To the extent these arrangements were relevant in the determination of amounts disclosed in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" and discussed in the Compensation Discussion and Analysis above, the material terms of the arrangements are summarized below. In addition, each named executive has one or more agreements with us that provide compensation and other benefits in the event of a termination or change in control. These agreements are described in the "Potential Payments Upon Termination or Change in Control" section below.

Robert P. Kelly — Chief Executive Officer

We have a letter agreement with Mr. Kelly that provides for his annual base salary for 2007 of $975,000 and eligibility for a cash bonus based on a combination of company and individual performance factors. The letter agreement also provides that Mr. Kelly is eligible to participate in our long-term equity performance plan and to receive supplemental executive retirement plan benefits as described under Employment Letter Agreements Providing for Supplemental Executive Retirement Plans below.

Thomas A. Renyi — Executive Chairman

We have a service agreement with Mr. Renyi, which contemplates that Mr. Renyi will serve as our Executive Chairman through December 31, 2008. The service agreement provides for the following components of Mr. Renyi's compensation:

- annual base salary of $1,000,000;
- continued participation in all of our regular compensation and benefit programs during the term of his employment; and
- annual and long-term incentive opportunities at levels at least as favorable as those provided to him by Bank of New York before the merger, under the same terms applicable to our other executives (although the form and timing may differ).

The service agreement contemplates that Mr. Renyi will retire on December 31, 2008, unless earlier requested by our Board of Directors.

Gerald L. Hassell — President

We have a transition agreement with Mr. Hassell, which contemplates that he will serve as a member of our executive committee and be entitled to a total compensation opportunity that reflects, relative to the other members of our executive committee, his position as the most senior member of our executive committee other than our executive chairman and chief executive officer.

Bruce W. Van Saun — Vice Chairman

We have a transition agreement with Mr. Van Saun, which contemplates that he will serve as a member of our executive committee.

Steven G. Elliott — Senior Vice Chairman

Mr. Elliott's employment agreement with Mellon expired by its terms on January 31, 2007. However, we have continuing obligations under Section 8 of this agreement to provide supplemental retirement benefits to Mr. Elliott as described under Employment Letter Agreements Providing for Supplemental Executive Retirement Plans below.

Ronald P. O'Hanley — Vice Chairman

We have a letter agreement with Mr. O'Hanley that provides his annual base salary in 2007 of $675,000 and eligibility for a cash bonus based on a combination of company and individual performance factors. The letter agreement also provides that Mr. O'Hanley is eligible to participate in our long-term equity performance plan and our employee benefits programs.

(30) 77,498 options vest on February 20, 2008, 77,498 options vest on February 20, 2009, 77,498 options vest on February 20, 2010, 77,498 options vest on February 20, 2011 and 77,497 options vest on February 20, 2012.

(31) 8,006 options vest on July 1, 2010.

(32) 21,596 options vest on December 31, 2008.

(33) Represents accrued dividends on restricted stock units, which vest on July 1, 2010.

(34) Represents accrued dividends on unvested restricted stock units and performance share awards.

Option Exercises and Stock Vested

The following table provides information concerning aggregate exercises of stock options and vesting of stock awards, including restricted stock, restricted stock units and similar instruments, during 2007 for each named executive officer.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
ROBERT P. KELLY	—	—	87,768	$ 3,912,365
THOMAS A. RENYI	471,700	$7,041,539	137,265	6,049,269
GERALD L. HASSELL	109,774	1,775,965	109,812	4,839,415
BRUCE W. VAN SAUN	87,652	1,616,997	82,359	3,629,561
STEVEN G. ELLIOTT	62,500	925,928	240,934	10,992,118
RONALD P. O'HANLEY	—	—	59,569	2,693,848

Retirement Plans

We assumed the retirement plans of Bank of New York and Mellon by operation of law pursuant to the merger. Following the merger, each named executive continued to participate in the Bank of New York and Mellon retirement plan in which he participated prior to the merger. The following table provides information control. These agreements are described in the "Potential Payments Upon Termination or Change in Control" section below.

Robert P. Kelly — Chief Executive Officer

We have a letter agreement with Mr. Kelly that provides for his annual base salary for 2007 of $975,000 and eligibility for a cash bonus based on a combination of company and individual performance factors. The letter agreement also provides that Mr. Kelly is eligible to participate in our long-term equity performance plan and to receive supplemental executive retirement plan benefits as described under Employment Letter Agreements Providing for Supplemental Executive Retirement Plans below.

Thomas A. Renyi — Executive Chairman

We have a service agreement with Mr. Renyi, which contemplates that Mr. Renyi will serve as our Executive Chairman through December 31, 2008. The service agreement provides for the following components of Mr. Renyi's compensation:

- annual base salary of $1,000,000;
- continued participation in all of our regular compensation and benefit programs during the term of his employment; and
- annual and long-term incentive opportunities at levels at least as favorable as those provided to him by Bank of New York before the merger, under the same terms applicable to our other executives (although the form and timing may differ).

The service agreement contemplates that Mr. Renyi will retire on December 31, 2008, unless earlier requested by our Board of Directors.

Gerald L. Hassell — President

We have a transition agreement with Mr. Hassell, which contemplates that he will serve as a member of our executive committee and be entitled to a total compensation opportunity that reflects, relative to the other members of our executive committee, his position as the most senior member of our executive committee other than our executive chairman and chief executive officer.

Bruce W. Van Saun — Vice Chairman

We have a transition agreement with Mr. Van Saun, which contemplates that he will serve as a member of our executive committee.

Steven G. Elliott — Senior Vice Chairman

Mr. Elliott's employment agreement with Mellon expired by its terms on January 31, 2007. However, we have continuing obligations under Section 8 of this agreement to provide supplemental retirement benefits to Mr. Elliott as described under Employment Letter Agreements Providing for Supplemental Executive Retirement Plans below.

Ronald P. O'Hanley — Vice Chairman

We have a letter agreement with Mr. O'Hanley that provides his annual base salary in 2007 of $675,000 and eligibility for a cash bonus based on a combination of company and individual performance factors. The letter agreement also provides that Mr. O'Hanley is eligible to participate in our long-term equity performance plan and our employee benefits programs.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the details concerning unexercised options, unvested stock and equity incentive plan awards outstanding as of December 31, 2007 for each named executive.

	Option Awards						Stock Awards			
Name	Year of Option Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
ROBERT P. KELLY	2006	93,334	186,666(8)	—	$34.3700	2/13/16	262,378	$12,793,551	32,630	$1,591,039
	2007	—	483,835(9)	—	45.9700	2/20/17	1,778(34)	86,695		
	2007	—	76,668(10)	—	44.5900	7/23/17				
THOMAS A. RENYI	1999	471,700	—	—	37.7000	1/12/09	303,060(7)	$14,777,206		
	2000	471,700	—	—	41.6700	2/8/10				
	2001	377,360	—	—	57.2600	2/13/11				
	2002	613,210	—	—	44.3600	3/12/12				
	2003	613,210	—	—	24.5200	2/11/13				
	2004	320,756	—	—	35.0800	3/4/14				
	2006	58,962	117,926(2)	—	37.0900	3/14/16				
	2007	—	305,667(3)	—	40.4000	3/13/17				
	2007	—	137,972(4)	—	42.8300	4/2/17				
	2007	—	660,380(5)	—	43.9300	6/29/17				
	2007	—	57,452(6)	—	44.5900	8/3/17				
GERALD L. HASSELL . . .	1999	165,095	—	—	37.7000	1/12/09	209,678(7)	$10,223,899		
	2000	235,850	—	—	41.6700	2/8/10				
	2001	235,850	—	—	57.2600	2/13/11				
	2002	353,775	—	—	44.3600	3/12/12				
	2003	353,775	—	—	24.5200	2/11/13				
	2004	165,095	—	—	35.0800	3/4/14				
	2006	51,887	103,774(11)	—	37.0900	3/14/16				
	2007	—	191,042(12)	—	40.4000	3/13/17				
	2007	—	86,180(13)	—	42.8300	4/2/17				
	2007	—	471,700(14)	—	43.9300	6/29/17				
	2007	—	35,896(15)	—	44.5900	7/23/17				
BRUCE W. VAN SAUN . . .	1999	61,688	—	—	$37.7000	1/12/09	259,008(7)	$12,629,230		
	2000	141,510	—	—	41.6700	2/8/10	1,051(33)	51,247		
	2001	117,925	—	—	57.2600	2/13/11				
	2002	198,114	—	—	44.3600	3/12/12				
	2003	157,265	—	—	24.5200	2/11/13				
	2004	132,076	—	—	35.0800	3/4/14				
	2005	75,472	37,736(22)	—	32.2100	3/9/15				
	2006	47,170	94,340(23)	—	37.0900	3/14/16				
	2007	—	191,042(12)	—	40.4000	3/13/17				
	2007	—	67,217(24)	—	42.8300	4/2/17				
	2007	—	28,020(25)	—	44.5900	7/23/17				
STEVEN G. ELLIOTT. . . .	1998	70,000	—	—	$29.3125	10/23/08	260,856	$12,719,339		
	1999	18,400	—	—	33.2500	1/21/09	115,100(20)	5,612,276		
	1999	43,400	—	—	35.4375	5/18/09	13,624(21)	664,306		
	2000	100,000	—	—	35.2500	5/15/10	1,070(34)	52,173		
	2001	130,000	—	—	43.1800	5/14/11				
	2002	62,654	—	—	38.7000	1/18/12				
	2002	156,827	—	—	38.1900	5/20/12				
	2003	225,350	—	—	25.6000	5/19/13				
	2004	145,455	—	—	27.6700	5/17/14				
	2005	142,216	71,108(16)	—	27.9100	5/17/15				
	2006	41,867	83,733(17)	—	37.3300	5/15/16				
	2007	—	211,971(18)	—	45.9700	2/20/17				
	2007	—	507,696(19)	—	44.5900	7/23/17				
RONALD P. O'HANLEY . .	1999	14,600	—	—	$33.7500	3/2/09	281,364	$13,719,309		
	2001	20,000	—	—	43.9900	6/18/11	1,390(20)	67,776		
	2002	15,839	—	—	38.7000	1/18/12	137(21)	6,680		
	2004	25,940	—	—	33.4700	1/23/14	2,420(34)	117,999		
	2005	16,289	8,144(26)	—	29.2100	1/24/15				
	2006	7,930	15,858(27)	—	35.0200	1/23/16				
	2006	24,017	48,033(28)	—	37.4300	4/21/16				
	2006	—	19,871(29)	—	36.5600	1/24/13				
	2007	—	387,489(30)	—	45.9700	2/20/17				
	2007	—	8,006(31)	—	45.9700	2/20/17				
	2007	—	21,596(32)	—	44.5900	7/23/17				

(1) Valuation based on the December 31, 2007 closing price of $48.76 per share.

(2) 58,963 options vest on March 14, 2008 and 58,963 options vest on March 14, 2009.

(3) 101,889 options vest on March 13, 2008, 101,889 options vest on March 13, 2009 and 101,889 options vest on March 13, 2010.

(4) 45,990 options vest on April 2, 2008, 45,991 options vest on April 2, 2009 and 45,991 options vest on April 2, 2010.

(5) 660,380 options vest on January 2, 2009.

(6) 57,452 options vest on March 31, 2009.

(7) The amount shown includes 158 shares for Mr. Renyi, 99 shares for Mr. Hassell and 77 shares for Mr. Van Saun, which represent accrued dividends on restricted stock units, which vest on March 31, 2009.

(8) 93,334 options vest on February 13, 2007, 93,333 options vest on February 13, 2008 and 93,333 options vest on February 13, 2009.

(9) 96,767 options vest on February 20, 2008, 96,767 options vest on February 20, 2009, 96,767 options vest on February 20, 2010, 96,767 options vest on February 20, 2011 and 96,767 options vest on February 20, 2012.

(10) 76,668 options vest on December 31, 2008.

(11) 51,887 options vest on March 14, 2008 and 51,887 options vest on March 14, 2009.

(12) 63,680 options vest on March 13, 2008, 63,681 options vest on March 13, 2009 and 63,681 options vest on March 13, 2010.

(13) 28,726 options vest on April 2, 2008, 28,727 options vest on April 2, 2009 and 28,727 options vest on April 2, 2010.

(14) 157,232 options vest on July 1, 2008, 13,099 options vest on August 1, 2008 and 13,103 options vest on the first of each month from September 1, 2008 through July 1, 2010.

(15) 35,896 options vest on March 31, 2009.

(16) 71,108 options vest on May 17, 2008.

(17) 41,867 options vest on May 15, 2008 and 41,866 options vest on May 15, 2009.

(18) 39,019 options vest on February 20, 2008, 39,019 options vest on February 20, 2009, 39,019 options vest on February 20, 2010, 39,019 options vest on February 20, 2011, 39,019 options vest on February 20, 2012, 16,876 options vest on July 1, 2010 and 16,876 options vest on July 1, 2010.

(19) 37,696 options vest on December 12, 2008, 156,667 options vest on July 23, 2008, 156,667 options vest on July 23, 2009 and 156,666 options vest on July 23, 2010.

(20) Represents unvested deferred share award. A deferred share award entitles the executive to receive a share of common stock, if vested pursuant to the terms of the underlying award, on a deferred payment date.

(21) Represents unvested dividends on deferred share awards.

(22) 37,736 options vest on March 9, 2008.

(23) 47,170 options vest on March 14, 2008 and 47,170 options vest on March 14, 2009.

(24) 22,405 options vest on April 2, 2008, 22,406 options vest on April 2, 2009 and 22,406 options vest on April 2, 2010.

(25) 28,020 options vest on March 31, 2009.

(26) 8,144 options vest on January 24, 2008.

(27) 7,929 options vest on January 23, 2008 and 7,929 options vest on January 23, 2009.

(28) 24,017 options vest on April 21, 2008 and 24,016 options vest on April 21, 2009.

(29) 19,871 options vest on May 19, 2009.

(30) 77,498 options vest on February 20, 2008, 77,498 options vest on February 20, 2009, 77,498 options vest on February 20, 2010, 77,498 options vest on February 20, 2011 and 77,497 options vest on February 20, 2012.

(31) 8,006 options vest on July 1, 2010.

(32) 21,596 options vest on December 31, 2008.

(33) Represents accrued dividends on restricted stock units, which vest on July 1, 2010.

(34) Represents accrued dividends on unvested restricted stock units and performance share awards.

Option Exercises and Stock Vested

The following table provides information concerning aggregate exercises of stock options and vesting of stock awards, including restricted stock, restricted stock units and similar instruments, during 2007 for each named executive officer.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
ROBERT P. KELLY	—	—	87,768	$ 3,912,365
THOMAS A. RENYI	471,700	$7,041,539	137,265	6,049,269
GERALD L. HASSELL	109,774	1,775,965	109,812	4,839,415
BRUCE W. VAN SAUN	87,652	1,616,997	82,359	3,629,561
STEVEN G. ELLIOTT	62,500	925,928	240,934	10,992,118
RONALD P. O'HANLEY	—	—	59,569	2,693,848

Retirement Plans

We assumed the retirement plans of Bank of New York and Mellon by operation of law pursuant to the merger. Following the merger, each named executive continued to participate in the Bank of New York and Mellon retirement plan in which he participated prior to the merger. The following table provides information



THE BANK OF NEW YORK MELLON

THE BANK OF NEW YORK MELLON CORPORATION

2007 Annual Report ⊳ Financial Section

with respect to each plan that provides for specified payments and benefits to the named executives following, or in connection with, retirement (other than defined contribution plans). No payments were made to the named executive officers during the last fiscal year.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)
ROBERT P. KELLY......	Mellon Tax-Qualified Retirement Plan	1.88	$ 28,986
	Mellon IRC Section 401(a)(17) Plan	1.88	111,126
	Employment Letter Agreement Providing for Supplemental Executive Retirement Benefits	7.13(2)	10,281,375
THOMAS A. RENYI.....	BNY Tax-Qualified Retirement Plan	36.00	$ 1,349,702
	BNY Excess Plan	36.00	5,125,986
	BNY SERP	36.00	14,217,386
GERALD L. HASSELL...	BNY Tax-Qualified Retirement Plan	31.25	$ 1,154,345
	BNY Excess Plan	31.25	3,161,003
	BNY SERP	31.25	7,147,643
BRUCE W. VAN SAUN ..	BNY Tax-Qualified Retirement Plan	9.67	$ 189,224
	BNY Excess Plan	9.67	344,580
	BNY SERP	9.67	1,124,363
STEVEN G. ELLIOTT ...	Mellon Tax-Qualified Retirement Plan	20.39	$ 628,943
	Mellon IRC Section 401(a)(17) Plan	20.39	1,265,081
	Mellon Elective Deferred Compensation Plan for Senior Officers (Pension Make-Up)	20.39	237,203
	Prior Employment Letter Agreement Providing for Supplemental Executive Retirement Benefits	20.39	16,896,690
RONALD P. O'HANLEY..	Mellon Tax-Qualified Retirement Plan	10.91	$ 131,228
	Mellon IRC Section 401(a)(17) Plan	10.91	262,784

(1) The present values shown above are based on benefits earned as of December 31, 2007 under the terms of the various plans as summarized below. Present values are determined in accordance with the assumptions used for purposes of measuring our pension obligations under SFAS No. 87 as of December 31, 2007, including a discount rate of 6.38%, with the exception that benefit payments are assumed to commence at the earliest age at which unreduced benefits are payable.

(2) Mr. Kelly's employment letter agreement provides a SERP benefit which recognizes 5.25 years of service with his former employer for purposes of determining benefits, but not for vesting. The pension value shown includes the full value of his additional service credit; however, Mr. Kelly must complete five years of service with us to vest in this benefit.

Bank of New York Retirement Plans

In 2007, Messrs. Renyi, Hassell and Van Saun participated in the following retirement plans assumed from Bank of New York in the merger:

- The Retirement Plan of The Bank of New York Company, Inc., which we refer to as the "BNY Tax-Qualified Retirement Plan;"
- a benefits restoration plan, which we refer to as the "BNY Excess Benefit Plan;" and
- a supplemental executive retirement plan, which we refer to as the "BNY SERP."

BNY Tax-Qualified Retirement Plan. This plan is a broad-based funded career average pay formula plan for former Bank of New York U.S.-based employees meeting its eligibility requirements and is subject to Internal Revenue Code, which we refer to as the "IRC," limits on eligible pay for determining benefits. Benefits are based on eligible base pay (maximum of $225,000 in 2007). Employees participating in the plan prior to January 1, 2006 may choose between a monthly benefit and a lump sum at retirement while other participants will receive monthly benefits at retirement.

BNY Excess Benefit Plan. This plan is an unfunded nonqualified plan designed to provide the same benefit to employees as under the BNY Tax-Qualified Retirement Plan to the extent their benefits are limited under such plan as a result of IRC limits on accrued benefits and eligible base pay. Benefits are paid in a lump sum.

BNY Supplemental Executive Retirement Plan. The BNY SERP is an unfunded nonqualified plan that provides benefits according to a benefit formula similar to that of the BNY Tax-Qualified Retirement Plan benefit formula but includes annual bonus (capped at 100% of base salary after 2005) for senior executives who were selected to participate in this plan by Bank of New York's Board of Directors prior to July 8, 2003. Benefits are paid in a lump sum. Participants are entitled to benefits in this plan only if they terminate service on or after age 60. Because Mr. Renyi has attained at least age 60, he is eligible for immediate retirement under the BNY SERP. The BNY SERP is closed to new participants.

Normal retirement age for all three plans is age 60. Beginning with 2006 benefits, each of the plans provides benefits under a career average pay formula, rather than the final average pay formula under which benefits were based prior to 2006. In addition to the new formula, changes were also made to the BNY SERP that further limit future benefits by capping the amount of eligible pay used to calculate benefits. Because Mr. Renyi and Mr. Hassell have attained at least age 55, they are eligible for immediate retirement under the BNY Tax-Qualified Retirement Plan and the BNY Excess Benefit Plan. Since Mr. Renyi has attained at least age 60, he is eligible for immediate unreduced benefits under both the BNY Tax-Qualified Retirement Plan and the BNY Excess Benefit Plan. If Mr. Hassell elects to retire and receive benefits under these plans prior to attaining age 57, his benefits would be reduced by ½ of 1% for each month his retirement date precedes age 57.

Beginning January 1, 2006, benefits accrued for all three plans are equal to 1% of eligible pay earned after 2005. Benefits accrued before 2006 are based on a final average pay formula and service as of December 31, 2005. The prior accrued benefit will increase with actual final average pay up to 1% per year. For the prior accrued benefit, the BNY Tax-Qualified Retirement Plan and the BNY Excess Benefit Plan used a five-year average period, whereas the BNY SERP was based on a three-year average period. Benefits under each of the plans are provided solely for service at Bank of New York or with us.

Mellon Retirement Plans

In 2007, Messrs. Kelly, Elliott and O'Hanley participated in the following retirement plans assumed from Mellon in connection with the merger:

- Mellon Bank Retirement Plan, which we refer to as the "Mellon Tax-Qualified Retirement Plan," and
- Mellon IRC Section 401(a)(17) Plan.

Mr. Elliott also has a pension make-up benefit under the Mellon Elective Deferred Compensation Plan for Senior Officers. Messrs. Kelly and Elliott also accrued supplemental executive retirement benefits under employment arrangements previously entered into with Mellon that were also assumed from Mellon in connection with the merger.

Mellon Tax-Qualified Retirement Plan. This plan is a broad-based funded final average pay formula plan for former Mellon U.S.-based employees meeting its eligibility requirements and is subject to IRC limits on eligible pay for determining benefits. Benefits are based on eligible base pay (maximum of $225,000 in 2007). Benefits are payable at retirement in various optional annuity forms.

Mellon IRC Section 401(a)(17) Plan. This plan is an unfunded nonqualified plan designed to provide the same benefit to employees whose benefits are limited under the Mellon Tax-Qualified Retirement Plan as a result of limits on eligible base pay imposed under IRC section 401(a)(17). Optional annuity forms of payment are available at retirement. An optional lump sum payment is also available at retirement for benefits earned prior to January 1, 2005.

Mellon Elective Deferred Compensation Plan for Senior Officers (Pension Make-up). This plan is a nonqualified plan that contains a pension make-up provision that restores benefits not payable by the other plans as a result of the executive's election to defer a portion his base salary. Base salary deferred under this plan is not included as eligible pay under the Mellon Tax-Qualified Retirement Plan or the Mellon IRC Section 401(a)(17) Plan. At retirement on or after age 55, employees may choose between a lump sum distribution or annual installments over a period from two to 15 years. At termination prior to age 55, an employee will receive a lump sum distribution. (See further description of this plan under the "Nonqualified Deferred Compensation" section below.)

For the Mellon Tax-Qualified Retirement Plan, the Mellon IRC Section 401(a)(17) Plan and the Mellon Elective Deferred Compensation Plan (Pension Make-up), benefits payable are calculated as a percentage of eligible pay averaged over five years and multiplied by years of service. Benefits are 100% vested after the earlier of completion of five years of service or attainment of age 55. Normal retirement age is 65. Employees who retire after age 55 are eligible to receive early retirement benefits calculated using a reduction ratio for each month the age at retirement precedes the age at which full benefits are payable. Because Mr. Elliott has attained at least age 55, he is eligible for early retirement benefits. If Mr. Elliott elects to retire and receive benefits under these plans prior to attaining age 65, his benefits would be reduced by 5/12 of 1% for each month his retirement date precedes age 62.

Employment Letter Agreements Providing for Supplemental Executive Retirement Benefits. We provide supplemental executive retirement plan, which we refer to as "SERP," benefits to Mr. Kelly under his employment letter agreement and to Mr. Elliott under Section 8 of his prior employment agreement. Normal retirement age for the SERP benefits is 60. Reduced benefits are payable as early as age 55. Benefits are 100% vested after the completion of five years of service. The supplemental benefit is based on a percentage of compensation multiplied by service. Compensation for this purpose is the sum of the executive's base salary and any bonus awards earned for the calendar year within the final three full calendar years of employment by us which produces the highest amount. In connection with the merger, Mr. Elliott's SERP benefits were amended to provide that, for purposes of calculating supplemental retirement benefits, base salary paid and bonus award earned will be based upon the higher of the highest amount paid for the final three full calendar years of Mr. Elliott's employment and the average of the highest such amounts within any three full calendar years of the final five full calendar years of his employment. Since Mr. Elliott has attained at least age 60, he is eligible to retire with unreduced benefits under the SERP. Benefits calculated under the SERP are payable on a 50% joint and survivor basis. Other optional annuity forms and a lump sum distribution are available. In connection with the merger, Mr. Kelly agreed to eliminate the automatic vesting of SERP benefits that would otherwise occur upon a change in control based upon the merger and to provide for vesting of such amounts upon his termination of employment other than for cause or by constructive discharge.

Nonqualified Deferred Compensation

In 2007, Messrs. Kelly, Elliott and O'Hanley participated in the non-tax-qualified Mellon Elective Deferred Compensation Plan for Senior Officers. Bank of New York did not maintain any elective nonqualified deferred compensation plans for executive officers. Accordingly, Messrs. Renyi, Hassell and Van Saun are not included in the table below.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance Last Fiscal Year End ($)
ROBERT P. KELLY	$4,761,905	—	$ 564,770	—	$ 5,326,675
STEVEN G. ELLIOTT	2,025,000	—	1,199,455	—	18,942,522
RONALD P. O'HANLEY	1,487,500	—	400,810	$1,138,592	6,458,672

(1) The aggregate earnings are based on the participant's selection among various variable funds or a declared rate of 6.89% for 2006.

The Mellon Elective Deferred Compensation Plan for Senior Officers permits executives to defer receipt of earned salary and cash bonus/incentive amounts above the Social Security wage base (which was $97,500 in 2007) until a later date while employed, upon retirement or after retirement not to exceed age 70. Deferred compensation may be paid in a lump sum or annual payments over two to 15 years. If an executive terminates employment prior to age 55, his benefit is paid in a lump sum shortly after termination. Deferred amounts may not be withdrawn from the plan prior to their elected start date, except to meet an "unforeseeable financial emergency" as defined under IRC section 409A. The executive may allocate his deferrals to receive earnings based on multiple variable rates or a declared rate (135% of the 120-month rolling average of the 10-year T-note as of July 2006). Investment alternatives must be selected when the executive makes a deferral election and may be changed each quarter for future deferrals; however, previously deferred amounts may not generally be reallocated among the investment options. The plan is a nonqualified unfunded plan. However, funds have been set aside in an irrevocable grantor trust for the purpose of paying benefits under the plan to participants.

Potential Payments Upon Termination or Change in Control

Prior to the merger, Bank of New York and Mellon entered into various agreements with our named executive officers that we assumed in connection with the merger and that provide for various payments and the provision of various benefits in connection with the named executive's resignation or retirement, termination of employment with or without cause, constructive discharge or change in control. The following discussion summarizes these arrangements and agreements.

Robert P. Kelly Employment Letter Agreement

Our letter agreement with Mr. Kelly provides that in the event his employment with us is terminated on or prior to February 13, 2009 either without cause or upon a constructive discharge, Mr. Kelly will receive:

- an amount in cash equal to two times his base salary plus the greater of his highest annual bonus paid to date or his targeted annual bonus;
- two years of age and service credit for purposes of his SERP benefits (which are described in the "Retirement Plans" section above); and
- two years of continued health and welfare benefits on the same basis as those provided to active employees or the after-tax equivalent, unless Mr. Kelly is receiving such benefits from a new employer.

If Mr. Kelly is terminated without cause on or prior to February 13, 2009, all equity awards granted to Mr. Kelly prior to the date of termination will immediately vest and all stock options will remain exercisable for the shorter of the remainder of their ten-year term and three years. Performance shares would be paid out, if earned, in accordance with their terms. The unvested portion of the special one-time restricted stock grant of 225,000 shares awarded to Mr. Kelly in connection with his joining Mellon would vest immediately upon a change in control (this provision was waived by Mr. Kelly solely in connection with the merger) or upon a termination of Mr. Kelly other than for cause.

Thomas A. Renyi Service Agreement

On June 28, 2007, Bank of New York entered into a service agreement with Mr. Renyi that we assumed by operation of our merger. The agreement contemplates that Mr. Renyi will retire on December 31, 2008 and, at that time, will receive normal retirement and pension benefits provided under the terms of legacy Bank of New York retirement plans in which he participates. Further, we will provide Mr. Renyi with an office with secretarial support and the use of a car and driver, in each case until he reaches the age of 80. In addition, if Mr. Renyi's employment is terminated by our Board of Directors prior to December 31, 2008, he will be entitled to receive:

- his annual base salary through December 31, 2008 and a pro rata portion of his annual cash bonus for the year of his termination based on actual performance;

- accelerated vesting and extended exercisability of his special one-time 700,000 shares (adjusted to 660,380 shares after the merger) option grant; and
- normal retirement and pension benefits provided under the terms of the legacy Bank of New York retirement plans in which he participates.

As a condition to Mr. Renyi's receipt of these benefits, he will be required to execute and deliver a general release, releasing us from claims arising prior to the date of his termination. Additionally, the service agreement provides for a clawback of certain gains recognized from the exercise of the special one-time option grant if he is terminated for cause or if he breaches any of the applicable restrictive covenants.

Transition Agreements for Messrs. Hassell and Van Saun

Bank of New York entered into a transition agreement with Mr. Hassell on June 25, 2007 and a transition agreement with Mr. Van Saun on June 26, 2007, each effective as of our merger, to provide them with protections comparable to those provided to the members of our executive management team who were former Mellon executives as a result of the merger being a change in control of Mellon under Mellon's arrangements. Under the transition agreements, if we terminate either Mr. Hassell or Mr. Van Saun within three years after the merger other than for cause or if either such executive resigns for good reason, we must provide the executive with:

- cash severance pay in an amount equal to three times the sum of the executive's annual salary and the highest annual cash bonus earned by the executive in the last three completed fiscal years before termination;
- a pro rata portion of the executive's annual cash bonus for the year of termination, based on the highest annual cash bonus earned in the last three completed fiscal years before termination;
- an amount designed to equal the lump sum actuarial equivalent of the additional benefit which the executive would have received under the BNY Tax-Qualified Retirement Plan and the BNY Excess Benefit Plan and, in the case of Mr. Hassell, the BNY SERP, had he continued employment with us for an additional three years;
- continued participation (both for the executive and his dependents) in all medical and other welfare benefit plans comparable to those he received during his employment with us for the lesser of three years or until he receives comparable benefits from a new employer or he reaches age 65; and
- in the case of Mr. Van Saun, full vesting of the restricted share units comprising the team bonus award granted to him immediately after the completion of our merger.

Under these circumstances Messrs. Hassell and Van Saun would also receive full vesting of all:

- stock options granted prior to the completion of our merger (other than with respect to Mr. Hassell's special option grant, the terms of which are noted under "Effect of Termination Events or Change in Control on Unvested Equity Awards," section below, and both executives' April 2, 2007 stock option awards, which will vest on a pro rata basis in accordance with their terms) and a period of at least three years to exercise vested options following termination of employment, subject to the original terms of the option (and in the case of Mr. Hassell's special one-time option grant, until the end of the original term of the option);
- restricted stock, restricted share units and unvested performance awards granted prior to the completion of our merger and already earned at the time of termination, based on actual performance through the end of the performance period (other than unearned, unvested performance shares and performance units, a pro rata portion of which would be paid at the end of the applicable performance period based on actual performance achieved and the number of full months the executive was employed during the performance period and any stock options granted after the completion of our merger and restricted share units granted on April 2, 2007, each of which will vest on a pro rata basis in accordance with their terms); and

- restricted stock and restricted share units granted after the completion of our merger as well as full vesting in the case of Mr. Hassell and pro rata vesting in the case of Mr. Van Saun of any performance shares and performance units granted after the completion of our merger (payable to the extent earned based on actual performance as of the end of the applicable performance period), and any options granted after the completion of our merger that are held by such executive would vest and remain exercisable in accordance with their terms.

Mr. Hassell's transition agreement also allows him to terminate his employment for any reason any time after the three-year anniversary of the merger and Mr. Van Saun's transition agreement allows him to terminate his employment at any time during the thirty-day period immediately following the two-year anniversary of the merger. In such case the executive would receive the following:

- full vesting of all stock options (other than any stock options granted on April 2, 2007 that will vest on a pro rata basis in accordance with their terms), with a period of at least three years to exercise vested options following termination of employment, subject to the original term of the option (and in the case of Mr. Hassell's special one-time option grant described above, until the end of the original term of the option);
- pro rata vesting of outstanding unearned, and full vesting of any earned, performance shares and performance units;
- pro rata vesting of restricted share units granted on April 2, 2007 in accordance with their terms;
- a pro rata annual bonus for the year of termination;
- in the case of Mr. Hassell, a vested right to a payment equal to his benefit under the BNY SERP calculated as though he had reached age 60 or if greater, his actual age; and
- in the case of Mr. Van Saun, pro rata vesting of the restricted share units comprising his team bonus award.

Mr. Hassell's agreement provides for a clawback of certain gains recognized from the exercise of his special option grant if he is terminated for cause or breaches certain covenants, including non-competition and non-solicitation covenants.

In the event of a change in control before July 1, 2010, each of Messrs. Hassell and Van Saun may be eligible for severance protections under his change in control severance agreements and transition agreement at the same time. However, the transition agreements provide that the executive may elect to receive benefits under either his change in control severance agreement or his transition agreement, but not both.

Ronald P. O'Hanley's Employment Letter Agreement

Our letter agreement with Mr. O'Hanley provides that he will receive the following benefits upon termination without cause or upon a constructive discharge:

- base salary for 78 weeks, subject to certain reductions;
- a recommendation from management that he receive a bonus equal to the average of his prior two-years' bonus annualized awards, prorated based upon the number of months worked in the calendar year in which his active employment ceases;
- a special bonus award equal to one and one-half times the average of his prior two years' bonus annualized awards; and
- health and life insurance for 78 weeks.

Bank of New York Change in Control Agreements

Each of Messrs. Renyi, Hassell and Van Saun entered into change in control severance agreements with Bank of New York on July 11, 2000. Under these agreements, each of Messrs. Renyi, Hassell and Van Saun will receive benefits if his employment is terminated by us without cause or by the executive for good reason within two years after a change in control. Under either circumstance, the executive will receive:

- a pro rata portion of his annual bonus, based on the prior year's bonus (or if greater, the current year's expected bonus);
- severance pay in an amount equal to three times the sum of the executive's annual salary and highest annual bonus earned in the last three completed fiscal years;
- an amount designed to equal the lump sum actuarial equivalent of the additional benefit that the executive would have received under our retirement, excess benefit and supplemental executive retirement plans had his employment for an additional three years (earning the same salary and the bonus amount per year).

In addition, for three years following the termination or, if earlier, until the executive receives comparable welfare benefits from a new employer or attains age 65, we will also permit the executive and his dependants to continue to participate in all medical and other welfare benefit plans comparable to those received during the executive's employment with us.

If payments are subject to the excise tax on "excess parachute payments," an additional payment will be made to restore the after-tax severance payment to the same amount that the executive would have retained had the excise tax not been imposed, unless reducing the amount of the additional payments by 10% would avoid the excise tax, in which event we would reduce the payments.

These agreements automatically renew each January 1st for consecutive one-year periods unless terminated by the executive or us. However, notwithstanding any such notice, the severance agreements will continue in effect for two years after a change in control that occurs before it is terminated.

We maintain a grantor trust, with an independent trustee, to provide for the payment of amounts due to legacy Bank of New York senior executives, including Messrs. Renyi, Hassell and Van Saun, on a change in control. Amounts subject to the trust include severance pay under the Bank of New York change in control severance agreements described above and amounts due under the BNY SERP and BNY Excess Benefit Plan. The trust is revocable at any time at our option prior to a change in control. On the occurrence of a change in control, the trust will become irrevocable and will be used for the exclusive purpose of providing benefits to such persons. The trust is currently funded by the deposit of an irrevocable letter of credit in the amount of $169 million issued by an entity unaffiliated with us.

Mellon Change in Control Severance Agreements

Each of Messrs. Kelly, Elliott and O'Hanley entered into a change in control severance agreement with Mellon on February 13, 2006, February 1, 1997 and June 18, 2001, respectively. These agreements become operative only upon both a change in control and the subsequent termination of employment of or by the executive in accordance with the terms of the agreement. Payments under the agreements are in full settlement of all other severance payments that may otherwise be payable to the executive under any of our other severance plans or agreements, including Messrs. Kelly's and O'Hanley's employment letter agreements described above.

These agreements contain two scenarios under which the executive will receive payments: (1) rights, which we refer to as "walk away rights," which permit the executive to receive payments if he terminates his employment with us for any reason effective during the 13th month following a change in control, or (2) if the employment of the named executive officer is terminated during the three-year period following a change in control, either by us other than for cause or by the executive for good reason. If an executive's employment is terminated under either scenario, he will be entitled to receive from us:

- a lump sum cash amount equal to such executive's unpaid salary and bonus amounts which have become payable and have not been deferred, plus a pro rata portion of such executive's annual bonus for the fiscal year of termination of employment;

- severance pay in a lump sum cash amount equal to three times the sum of: (i) the executive's highest annual rate of base salary during the 12-month period immediately prior to his termination of employment and (ii) the executive's highest annual incentive bonus earned during the last three completed fiscal years;
- continuation of health and welfare benefits for the executive and his dependents for a period of three years following the executive's date of termination of employment;
- three additional years of service credit under all nonqualified retirement plans and excess benefit plans in which the executive participated as of his date of termination; and
- in the event that payments related to a change in control of us to any executive under the agreements or otherwise are subject to the excise tax under section 4999 of the IRC, an additional amount sufficient to enable the executive to retain the full amount of his change in control benefits as if the excise tax had not applied, unless a reduction in such change in control related payments by less than 5% would result in the excise tax not being imposed on such executive, in which case payments under the agreement shall be reduced (but not below zero) to the amount that could be paid to the executive without giving rise to such excise tax.

On December 22, 2006, each of Messrs. Kelly, Elliott and O'Hanley agreed (1) to waive certain rights that each executive may have had in connection with the merger to eliminate his ability to receive severance benefits by voluntarily terminating employment for any reason during the 13th month following a change in control based upon the merger, (2) to modify the definition of good reason in the executive's change in control severance agreement to accommodate and permit changes in his initial position following the merger and (3) in the case of Mr. Kelly, future positions as contemplated by the merger agreement. Messrs. Kelly and O'Hanley remain eligible to receive severance benefits if their employment is terminated under certain circumstances within three years following the merger or any other change in control. Mr. Elliott's change in control severance agreement was amended to provide that it was terminated solely with respect to the merger.

The change in control agreements continue in effect until we provide three years' written notice of cancellation to Messrs. Kelly, Elliott and O'Hanley. However, in the event of a change in control, these agreements must continue in effect for a period of three years. The change in control agreements will terminate if the executive terminates his employment prior to a change in control.

Effect of Termination Events or Change in Control on Unvested Equity Awards

Equity awards granted to our named executive officers through December 31, 2007 were granted under the 1993, 1999 and 2003 Long-Term Incentive Plans of The Bank of New York and the Mellon Long-Term Incentive Plan (2004), as amended, as applicable. The effect of termination events or a change in control on unvested equity awards granted under the Bank of New York or Mellon plans vary by executive officer and type of award. Amounts payable to each of our executive officers based on a termination event or a change in control are set forth in the table below.

Table of Potential Payments Upon Termination and Change in Control

The following tables set forth the details, on an executive by executive basis, of the estimated payments and benefits that would be provided to each named executive officer in the event that the executive's employment with us is terminated for any reason, including a termination for cause, resignation or retirement, a constructive termination, a termination without cause, death and termination in connection with a change in control. The amounts included in the tables are based on the following:

- A termination event effective as of December 31, 2007.
- The value of our common stock of $48.76 per share, based on the closing price of our common stock on the NYSE on December 31, 2007, the last trading day in 2007.

- The designation of an event as a resignation or a retirement is dependent upon an individual's age. We have assumed that an individual over the age of 55 has retired, and an individual who is not over the age of 55 has resigned.
- "Cash Compensation" includes payments of salary, bonus, severance or death benefit amounts payable in the applicable scenario.
- We have not included in the tables below any payment of the aggregate balance shown in the "Nonqualified Deferred Compensation" section of this proxy statement, with the exception of enhanced death benefits as shown below.

The actual amounts that would be payable in these circumstances can only be determined at the time of the executive's separation and may differ from the amounts set forth in the tables below. Although we may not have any contractual obligation to make a cash payment or provide other benefits to any named executive officer in the event of his death, long-term disability or upon the occurrence of any other event, a cash payment may be made or other benefit may be provided in our discretion.

Named Executive Officer	Resignation/ Retirement	By Company for Cause	By Company without Cause	By Executive with Good Reason	Termination in Connection with Change of Control	Death
Robert P. Kelly						
Cash Compensation(1)	—	—	$22,925,000	$22,925,000	$22,925,000	—
Health and Welfare Benefits	—	—	30,888	30,888	30,888	—
Retirement Benefits(2)	—	—	14,888,377	14,888,377	14,888,377	$ 8,341,605
Deferred Compensation(3)	—	—	—	—	—	16,643,404
Unvested Options(4)	—	—	4,355,729	—	4,355,729	—
Stock Awards(5)	—	—	13,342,654	8,228,250	13,342,654	13,342,654
Tax Gross-Up	—	—	22,708,715(9)	19,807,098(9)	22,707,024	—
TOTAL	—	—	$78,251,363	$65,879,613	$78,249,672	$38,327,663
Thomas A. Renyi						
Cash Compensation(1)	$ 6,276,000	—	$ 7,276,000	$ 7,276,000	$28,104,000	—
Health and Welfare Benefits	—	—	—	—	24,845	—
Retirement Benefits(2)	24,007,979(6)	$24,007,979	24,007,979	24,007,979	25,349,447	$20,464,409
Deferred Compensation(3)	—	—	—	—	—	—
Unvested Options(4)	7,633,507	—	7,456,447	7,456,447	8,178,957	7,633,507
Stock Awards(5)	7,541,335	—	7,541,335	7,541,335	9,036,349	7,541,335
Tax Gross-Up	—	—	—	—	—	—
TOTAL	$45,458,821	$24,007,979	$46,281,761	$46,281,761	$70,693,598	$35,639,251
Gerald L. Hassell						
Cash Compensation(1)	$ —	$ —	$19,816,000	$19,816,000	$19,816,000	$ —
Health and Welfare Benefits	—	—	37,268	37,268	37,268	—
Retirement Benefits(2)	$ 4,985,308	$ 4,985,308	17,893,384	17,893,384	17,893,384	$14,698,738
Deferred Compensation(3)	—	—	—	—	—	—
Unvested Options(4)	2,487,719(7)	—	5,636,571	5,636,571	5,747,198	5,406,500
Stock Awards(5)	2,553,172	—	5,631,195	5,631,195	5,631,195	4,697,376
Tax Gross-Up	—	—	—	—	13,860,916	—
TOTAL	$10,026,199	$ 4,985,308	$49,014,418	$49,014,418	$62,985,961	$24,802,614
Bruce W. Van Saun						
Cash Compensation(1)	—	—	$15,442,000	$15,442,000	$15,442,000	—
Health and Welfare Benefits	—	—	37,268	37,268	37,268	—
Retirement Benefits(2)	$ 536,336	$ 536,336	727,664	727,664	2,454,587	$ 820,502
Deferred Compensation(3)	—	—	—	—	—	—
Unvested Options(4)	—	—	3,485,944	3,485,944	3,838,030	3,572,299
Stock Awards(5)	—	—	9,103,129	9,103,129	9,103,129	8,374,785
Tax Gross-Up	—	—	—	—	8,025,983	—
TOTAL	$ 536,336	$ 536,336	$28,796,005	$28,796,005	$38,900,997	$12,767,586
Steven G. Elliott						
Cash Compensation(1)	—	—	—	—	$10,125,000	—
Health and Welfare Benefits	—	—	—	—	21,633	—
Retirement Benefits(2)	$19,124,761	$19,124,761	$21,936,315	$21,936,315	21,936,315	$ 9,162,953
Deferred Compensation(3)	—	—	—	—	—	59,225,904
Unvested Options(4)	5,148,161(7)	—	5,148,161	5,148,161	5,148,161	3,031,069
Stock Awards(5)(8)	4,435,171(7)	1,474,805	12,751,228	12,751,228	12,751,228	12,751,228
Tax Gross-Up	—	—	—	—	9,681,232	—
TOTAL	$28,708,093	$20,599,566	$39,835,704	$39,835,704	$59,663,569	$84,171,154

Named Executive Officer	Resignation/ Retirement	By Company for Cause	By Company without Cause	By Executive with Good Reason	Termination in Connection with Change of Control	Death
Ronald P. O'Hanley						
Cash Compensation(1)	—	—	$19,525,000	$19,525,000	$19,525,000	—
Health and Welfare Benefits	—	—	30,888	30,888	30,888	—
Retirement Benefits(2)	$ 374,430	$ 374,430	443,125	443,125	443,125	$ 167,052
Deferred Compensation(3)	—	—	—	—	—	41,492,352
Unvested Options(4)	—	—	2,357,231	1,186,081	2,357,231	22,337
Stock Awards(5)	—	—	13,825,605	11,214,361	13,825,605	13,825,605
Tax Gross-Up	—	—	11,372,133(9)	9,538,638(9)	11,368,947	—
TOTAL	$ 374,430	$ 374,430	$47,553,982	$41,938,093	$47,550,796	$55,507,346

(1) Amounts represented assume that no executive received payment from any displacement program, supplemental unemployment plan or other separation benefit which would decrease the amount of the above payments, where applicable. The amounts would be paid as a lump sum but have been calculated without any present-value discount and assuming that base pay would continue at 2007 rates. Amounts have been calculated using the bonuses paid to the executives in 2007.

(2) Amounts shown include amounts that would be payable automatically in a lump sum distribution upon termination of employment. For benefits that would not be payable automatically in a lump sum, the amount included is the present value based on the assumptions used for purposes of measuring pension obligations under SFAS No. 87 as of December 31, 2007, including a discount rate of 6.38%. Amounts shown include amounts paid under plans available to all employees upon retirement.

(3) Amount shown is the present value, based on a discount rate of 6.38%, of periodic payments that would be made to the surviving spouse. This benefit is paid in lieu of, not in addition to, the distribution of the aggregate account balance.

(4) The value of Option Awards represents the difference between the closing price of our common stock on December 31, 2007 ($48.76) and the exercise price of all unvested options that would vest upon a separation from employment.

(5) The value of Stock Awards represents the value at December 31, 2007 of all shares of restricted stock that on that date were subject to service-based restrictions, which restrictions lapse upon a change of control or separation from employment.

(6) Amount shown does not include the use of a car and driver and an office with secretarial support, with which we will provide Mr. Renyi in each case until he reaches the age of 80.

(7) Vesting subject to retirement with our consent.

(8) Upon these events, vesting will be received in accordance with the terms of the applicable agreements.

(9) Because the merger constituted a change in control event of Mellon, under Messrs. Kelly's and O'Hanley's change in control agreements, as amended, had either executive been terminated without cause or for good reason as of December 31, 2007, the executive would have been entitled to receive a tax gross-up.

Equity Compensation Plans Table

The following table shows information relating to the number of shares authorized for issuance under our equity compensation plans as of December 31, 2007.

December 31, 2007	Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans			
Approved by shareholders	86,502,804(1)	$38.84	58,122,312(2)
Not approved by shareholders	2,610,519(3)	$36.27	5,190,405(4)
Total	89,113,323(5)	$38.76	63,312,716

(1) Includes 25,496,031 shares of common stock that may be issued pursuant to outstanding options and share units awarded under the Mellon Long-Term Profit Incentive Plan (2004), 25,194 shares of common stock that may be issued pursuant to outstanding director deferred share units under the Mellon Financial Corporation Director Equity Plan (2006) and 297,307 shares of common stock that may be issued pursuant to stock options issued under the 1989 and 2001 Mellon Financial Corporation Stock Option Plans for Outside Directors, 695,612 shares of common stock that may be issued pursuant to outstanding stock-based awards under the 1993 Bank of New York Long-Term Incentive Plan, 33,668,927 shares of common stock that may be issued pursuant to outstanding stock-based awards under the 1999 Bank of New York Long-Term Incentive Plan and 26,306,670 shares of common stock that may be issued pursuant to outstanding stock-based awards under the 2003 Bank of New York Long-Term Incentive Plan. All shares available under the 2006 Mellon Director Equity Plan, the Mellon Long-Term Profit Incentive Plan (2004), the 2003 Bank of New York Long-Term Incentive Plan and Mellon's ShareSuccess Plan, in each case not yet subject to awards or outstanding reload option rights, will not be used upon approval of the LTIP that shareholders are being asked to approve under Proposal 2. Also includes 13,063 shares of common stock that may be issued pursuant to outstanding stock options under Mellon's Employee Stock Purchase Plan.

(2) Includes 7,567,773 shares of common stock that remain available for issuance under Mellon's Employee Stock Purchase Plan, 29,950,483 shares that remain available for issuance as options and other awards, under the Mellon Long-Term Profit Incentive Plan (2004) and 18,271,849 shares of common stock that remain available for issuance under the 2003 Bank of New York Long-Term Incentive Plan. Also includes 698,836 shares of common stock that may be issued as options under the 2006 Mellon Director Equity Plan or an equivalent number in the case of full value awards using a three-to-one ratio. Also includes 1,633,371 shares of common stock that remain available for issuance under the Bank of New York Employee Stock Purchase Plan.

(3) Includes 2,339,115 shares of common stock that may be issued pursuant to options outstanding under the Mellon ShareSuccess Plan at an average exercise price of $38.81. Mellon's ShareSuccess Plan, which we assumed in the merger, is a broad-based employee stock option plan covering full and part-time benefited employees who were not participants in the Mellon Long-Term Profit Incentive Plan at the time of grant. Effective June 15, 1999, each full-time employee was granted an option to purchase 150 shares and each benefited part-time employee was granted an option to purchase 75 shares of Mellon's common stock. Additional grants, of the same number of shares, were made June 15, 2000, June 15, 2001 and June 14, 2002 (in addition, effective June 15, 2001, each non-benefited part-time employee was granted an option for 75 shares). The exercise price was equal to the stock price on the grant date. The outstanding unvested options became exercisable upon shareholder approval of the merger. All outstanding options expire 10 years after the grant date.

Also includes 57,673 shares of common stock that may be issued pursuant to options outstanding under the Mellon Stock Option Plan for Affiliate Boards of Directors and 53,110 shares of common stock that may be issued pursuant to options outstanding under the Mellon West Coast Board of Directors Plan. The Mellon Stock Option Plan for Affiliate Boards of Directors (1999), which we assumed in the merger, provides for grants of stock options to the non-employee members of affiliate boards who are not also members of Mellon's Board of Directors. No grants were available to Mellon employees under these plans. The timing, amounts, recipients and other terms of the option grants are determined by the terms of the directors' option plans and no person or committee has discretion over these grants. The exercise price of the options is equal to the fair market value of the common stock on the grant date. All options have a term of 10 years from the regular date of grant and become exercisable one year from the regular grant date. Directors elected during the service year are granted options on a pro rata basis to those granted to the directors at the start of the service year. Upon a change in control of Mellon, as defined in the directors' stock option plans, all outstanding unvested options granted under the directors' stock option plans became immediately exercisable. Options are also currently outstanding under the Stock Option Plan for the Mellon Financial Group West Coast Board of Directors (1998). This plan was terminated in 2003. No grants were made under this plan after its termination and no further grants will be made. Includes 160,621 shares of common stock that may be issued pursuant to deferrals under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc., which is described in further detail in the "Director Compensation" section above.

(4) Includes 5,139,080 shares of common stock that may be issued under Mellon's ShareSuccess Plan. Also includes 49,827 shares that may be issued under the Mellon's Affiliate Board of Directors Plan. Includes 1,498 shares that may be issued under the Deferred Compensation Plan for Non-Employee Directors of The Bank of New York Company, Inc., which is described in further detail in the "Director Compensation" section above. All shares available under the ShareSuccess Plan and not yet subject to awards, will not be used upon approval of the LTIP that shareholders are being asked to approve under Proposal 2.

(5) The weighted average term for the expiration of stock options is 5.5 years.

APPROVAL OF THE LONG-TERM INCENTIVE PLAN
(Proposal 2 on your proxy card)

Background

On March 11, 2008, our Board of Directors, upon the recommendation of the Human Resources and Compensation Committee, unanimously approved our Long-Term Incentive Plan, which we refer to in this section as the "LTIP," subject to stockholder approval at the Annual Meeting. The LTIP replaces the predecessor plans maintained by Bank of New York and Mellon, except with respect to outstanding reload option rights granted under Mellon's predecessor plan. Reload option rights on new stock options grants were discontinued in 2006 and the LTIP does not permit reloads. The maximum number of shares of our common stock issuable under the predecessor plans with respect to reload option rights granted is 5,000,000 shares. All other shares available under the predecessor plans and not yet subject to awards will not be used upon approval of the LTIP. The affirmative vote of the stockholders on or prior to March 10, 2009 is required for approval of the LTIP. The following discussion summarizes the LTIP, and is qualified in its entirety by the full text of the LTIP, which is included as Exhibit E to this proxy statement. Capitalized terms used in this proposal are defined in the LTIP.

For information on outstanding equity compensation awards under our existing plans, see the "Equity Compensation Plans Table" on page 65.

General

The purposes of the LTIP are to:

- provide our officers, other employees and non-employee directors and those of our affiliates with the incentive to achieve long-term corporate objectives,
- to attract and retain officers, other employees and non-employee directors of outstanding competence, and
- to provide such individuals with an opportunity to acquire our common stock.

Our employees, employees of any of our affiliates and our non-employee directors are eligible to receive awards under the LTIP. It is expected that approximately 4,500 employees, and 14 non-employee directors will be eligible to participate in the LTIP.

The aggregate number of shares of our common stock which may be issued under the LTIP is 70,000,000 shares, subject to proportionate adjustment in the event of stock splits and similar events. Of that total, the maximum aggregate number of shares of the Company's Common Stock which may be issued in connection with awards pursuant to which a participant is not required to pay the fair market value for the shares represented thereby, measured as of the grant date, is 28,000,000 shares. No awards may be granted under the LTIP subsequent to March 10, 2018.

Administration

Except in the case of awards to non-employee directors, the LTIP will be administered by the Human Resources and Compensation Committee, consisting of not less than two members of the Board. Each member of the committee must be an "outside director" as defined in IRC section 162(m), a "non-employee director" as defined in Exchange Act Rule 16b-3, and an independent director under the NYSE listing standards. In the case of awards to non-employee directors, the LTIP will be administered by the Board. As used in this proposal, the term "committee" is used to refer to the Board in the case of awards to non-employee directors, or the Human Resources and Compensation Committee in the case of awards to employees.

The committee has full authority, in its discretion, to interpret the LTIP and to determine the persons who will receive awards and the number of shares to be covered by each award. In determining the eligibility of any participant, as well as in determining the number of shares to be covered by an award and the type of awards to be made to such individuals, the committee will consider the position and responsibilities of the person being considered, the nature and value to us of his or her services, his or her present and/or potential contribution to our success and such other factors as the committee may deem relevant.

The types of awards which the committee has authority to grant are stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units, deferred stock units and other stock-based awards. Employees are eligible to receive all types of awards under the LTIP. Non-employee directors are eligible to receive awards under the LTIP other than "incentive stock options." Each of these types of awards is described below.

Stock Options

The LTIP provides for the grant of "incentive stock options" pursuant to IRC section 422, or "nonstatutory stock options," which are stock options that do not so qualify. Incentive stock options may only be granted to employees. The option price for each stock option may not be less than 100% of the fair market value of our common stock on the date the stock option is granted. Fair market value, for purposes of the LTIP, is the closing price of our common stock in the New York Stock Exchange Composite Transactions for the date as of which fair market value is to be determined. On February 8, 2008 the fair market value of a share of our common stock, as so computed, was $46.18.

A stock option becomes exercisable at such time or times and/or upon the occurrence of such event or events as the committee may determine. No stock option may be exercised after the expiration of ten years from the date of grant. A stock option to the extent exercisable at any time may be exercised in whole or in part.

Unless the committee, in its discretion, otherwise determines, or local law prohibits, the following provisions of this paragraph will apply in the case of an optionee-employee whose employment is terminated. If the employment of an optionee is terminated on or after age 55 and prior to attainment of age 60, all outstanding stock options held by the optionee will be exercisable by the optionee (but only to the extent exercisable immediately prior to the termination of employment) at any time prior to the expiration date of the stock option or within three years after the date of termination, whichever is the shorter period. If the employment of an optionee is terminated on or after age 60 and prior to attainment of age 65, all outstanding stock options held by the optionee will continue to vest for a period of five years from the date of termination and the optionee shall have the right to exercise the options within such post-termination period (to the extent exercisable at termination of employment or within the five-year post-termination period). If the employment of an optionee is terminated on or after age 65, all outstanding stock options held by the optionee will be exercisable by the optionee (whether or not exercisable immediately prior to the termination of employment) at any time prior to the expiration date of the stock option or within seven years after the date of termination, whichever is the shorter period. If the employment of the optionee is terminated by reason of the optionee's disability, which is covered by our long-term disability plan or that of an affiliate then in effect, all outstanding stock options of the optionee will be exercisable (whether or not so exercisable immediately prior to the termination of employment) at any time prior to the expiration date of the stock option or within two years after the date of termination of employment, whichever is the shorter period. Following the death of an optionee during employment or within a period following termination of employment during which an option remains exercisable, all outstanding stock options of the optionee will be exercisable (whether or not so exercisable immediately prior to the death of the optionee) by the person entitled to do so under the will of the optionee, or, if the optionee shall fail to make testamentary disposition of the stock option or shall die intestate, by the legal representative of the optionee, at any time prior to the expiration date of the stock option or within two years after the date of death of the optionee, whichever is the shorter period. If the employment of an optionee is terminated due to the sale of a business unit or subsidiary by which the optionee is employed, all outstanding stock options held by the optionee will be exercisable (but only to the extent exercisable immediately prior to the termination of employment plus an additional pro rata portion based upon the optionee's additional service during the current vesting period) at any time prior to the expiration date of the stock option or within two years after the date of termination of employment, whichever is the shorter period. If the employment of an optionee is terminated by us without cause, as determined by the committee or its delegate in its sole discretion, all outstanding stock options held by the optionee will be exercisable (but only to the extent exercisable immediately prior to the termination of employment) at any time prior to the expiration date of the stock option or within 30 days after the date of termination of employment, whichever is the shorter period. All of the time periods for exercise of options described above in this paragraph apply to any person to whom a nonstatutory stock option has been transferred, if transfer was permitted by the committee. If the employment of an optionee terminates for any reason other than retirement, disability or death, as described above, all outstanding stock options granted to the optionee will automatically terminate, unless the optionee's employment was terminated following a change in control, as described in the "Additional Rights in Certain Events" section below.

Unless the committee, in its discretion, otherwise determines, the following provisions of this paragraph will apply in the case of a non-employee director optionee whose services with us are terminated. If a non-employee director ceases to be a director for any reason other than death or disability, any then outstanding stock option of the non-employee director will be exercisable (but only to the extent exercisable immediately prior to ceasing to be a director) at any time prior to the expiration date of the stock option. Following the death or disability of an optionee during service as a non-employee director, all outstanding stock options of the optionee at the time of death or disability will be exercisable in full (whether or not so exercisable immediately prior to the death or disability of the optionee) by the optionee or the person entitled to do so under the will of the optionee, or, if the optionee shall fail to make testamentary disposition of the stock option or shall die intestate, by the legal representative of the optionee, at any time prior to the expiration date of the stock option. All of the time periods for exercise of options described above in this paragraph apply to any person to whom a nonstatutory stock option has been transferred, if transfer was permitted.

The option price for each stock option will be payable in full in cash at the time of exercise; however, in lieu of cash, the holder of an option may, if authorized by the committee, pay the option price in whole or in part by delivering to us, or by us withholding from the award, shares of our common stock having a fair market value on the date of exercise of the stock option equal to the option price for the shares being purchased, except that any portion of the option price representing a fraction of a share must be paid in cash.

For incentive stock options, the aggregate fair market value (determined on the date of grant) of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year under all plans of the corporation employing such employee, any parent or subsidiary corporation of such corporation and any predecessor corporation of any such corporation shall not exceed $100,000.

Unless and except to the extent otherwise determined by the committee in the case of a nonstatutory stock option, no stock option granted under the LTIP is transferable other than by will or by the laws of descent and distribution, and a stock option may be exercised during an optionee's lifetime only by the optionee. Stock options may not be transferred in exchange for consideration.

Subject to the foregoing and the other provisions of the LTIP, stock options granted under the LTIP may be exercised at such times and in such amounts and be subject to such restrictions and other terms and conditions, if any, as shall be determined, in its discretion, by the committee. No reload option rights or dividend equivalents may be granted in connection with any stock option.

Stock Appreciation Rights

The committee may grant stock appreciation rights in conjunction with a stock option or on a stand-alone basis. Stock appreciation rights granted in conjunction with a stock option, which we refer to as tandem stock appreciation rights, entitle the person exercising them to surrender the related stock option or any portion thereof without exercising the stock option and to receive from us that number of shares of our common stock with a fair market value, on the date of exercise of the stock appreciation right, equal to the excess of the fair market value of one share on such date over the fair market value per share on the grant date of the stock appreciation right, multiplied by the number of shares covered by the stock option, or portion thereof, which is surrendered.

Tandem stock appreciation rights are exercisable to the extent that the related stock option is exercisable and only by the same person who is entitled to exercise the related stock option. Tandem stock appreciation rights granted in conjunction with an incentive stock option are not exercisable unless the then fair market value of common stock exceeds the option price of the shares subject to the option.

Stand-alone stock appreciation rights entitle the person exercising them to receive from us that number of shares of our common stock with a fair market value, on the date of exercise of the stock appreciation right, equal to the excess of the fair market value of one share on such date over the exercise price, which exercise price may not be less than 100% of the fair market value per share on the grant date, multiplied by the number of shares covered by the stock appreciation right.

Unless the committee determines otherwise, or local law prohibits, the post-termination of employment and service provisions applicable to stock options also apply to stock appreciation rights. No dividend equivalents may be granted in connection with any stock appreciation right.

The committee may, in its discretion, determine that our obligation will be paid in shares of our common stock or cash, or partially in each.

Restricted Stock

Shares of restricted stock will be subject to such restrictions (which may include restrictions on the right to transfer or encumber the shares while subject to restriction) as the committee may impose and will be subject to forfeiture in whole or in part if certain events (which may, in the discretion of the committee, include termination of employment and/or performance-based events) specified by the committee occur prior to the lapse of the restrictions. The restricted stock agreement between us and the awardee will set forth the number of shares of restricted stock awarded to the awardee, the restrictions imposed thereon, the duration of such restrictions, the events the occurrence of which would cause a forfeiture of the shares of restricted stock in whole or in part and such other terms and conditions as the committee in its discretion deems appropriate. In the case of awards to employees, the restriction period applicable to restricted stock may not be less than three years, with no more frequent than ratable vesting over such period, in the case of a time-based restriction, or one year in the case of a performance-based restriction, except that up to ten percent (10%) of the sub-limit of shares available for awards of restricted stock and other awards pursuant to which participants are not required to pay the fair market value for the shares represented thereby, as described under "General" above, may be granted as restricted stock with no minimum vesting period. Unless otherwise determined by the committee, or prohibited by local law, restricted stock is forfeited upon termination of employment or service prior to vesting, except for termination by reason of the awardee's attainment of at least age 55 and with at least ten years of service credit, death, disability or sale of the business unit or subsidiary by which the awardee is employed, and is partially forfeited upon termination of service on or after age 55 with less than ten years of service credit.

Following a restricted stock award and prior to the lapse or termination of the applicable restrictions, the shares of restricted stock will be held in escrow. Upon the lapse or termination of the restrictions (and not before), the share certificates, or record in book-entry form, will be delivered to the awardee. From the date a restricted stock award is effective, however, the awardee will be a stockholder with respect to the restricted stock and will have all the rights of a stockholder with respect to such shares, including the right to vote the shares and to receive all dividends and other distributions paid with respect to the shares, subject only to the restrictions and limitations imposed by the committee.

Restricted Stock Units

Restricted stock units awarded by the committee will be subject to such restrictions (which may include restrictions on the right to transfer or encumber the units while subject to restriction) as the committee may impose and will be subject to forfeiture in whole or in part if certain events (which may, in the discretion of the committee, include termination of employment and/or performance-based events) specified by the committee occur prior to the lapse of the restrictions. The restricted stock unit agreement between us and the awardee will set forth the number of restricted stock units awarded to the awardee, the restrictions imposed thereon, the duration of such restrictions, the events the occurrence of which would cause a forfeiture of the restricted stock units in whole or in part and such other terms and conditions as the committee in its discretion deems appropriate.

In the case of awards to employees, the restriction period applicable to restricted stock units will be three years in the case of a time-based restriction, with no more frequent than ratable vesting over such period or, in the case of a performance-based restriction, one year, except that up to ten percent (10%) of the sub-limit of shares available for awards of restricted stock units and other awards pursuant to which participants are not required to pay the fair market value for the shares represented thereby, as described under "General" above, may be granted as restricted stock units with no minimum vesting period. Unless otherwise determined by the committee, or prohibited by local law, restricted stock units are forfeited upon termination of employment or service prior to vesting, except for termination by reason of the awardee's attainment of at least age 55 and with at least ten years of service credit, death, disability or sale of the business unit or subsidiary by which the awardee is employed and are partially forfeited upon termination of service on or after age 55 with less than ten years of service credit. Restricted stock units may include the right to receive dividend equivalents. During the two and one-half months following the end of the year in which vesting occurs, the awardee shall be paid the fair market value of a share of common stock multiplied by the number of restricted stock units vested. In its discretion, the committee may determine that our obligation shall be paid in shares of common stock or cash, or partially in each.

Performance Share Units

A performance share unit granted by the committee under the LTIP shall represent a right to receive shares of common stock or cash, or any combination thereof based on the achievement, or the level of achievement, during a specified performance period of not less than one year, of one or more performance goals established by the committee at the time of the award. Performance share units may include the right to receive dividend equivalents.

The provisions of this paragraph apply in the case of performance share units that are intended to qualify as performance-based compensation under IRC Section 162(m). At the time a performance share unit is granted, the committee shall set forth in writing (i) the performance goals applicable to the award and the performance period during which the achievement of the performance goals shall be measured, (ii) the amount which may be earned by the participant based on the achievement, or the level of achievement, of the performance goals or the formula by which such amount shall be determined and (iii) such other terms and conditions applicable to the award as the committee may, in its discretion, determine. The terms so established by the committee shall be objective such that a third party having knowledge of the relevant facts could determine whether or not any performance goal has been achieved, or the extent of such achievement, and the amount, if any, which has been earned by the participant based on such performance. The committee may retain the discretion to reduce (but not to increase) the amount of a performance share unit which will be earned based on the achievement of performance goals.

Performance goals shall mean one or more preestablished, objective measures of performance during a specified performance period, selected by the committee in its discretion. Performance goals may be based on one or more of the following objective performance measures and expressed in either, or a combination of, absolute or relative values or as a percentage of an incentive pool: earnings or earnings per share; total return to stockholders; return on equity, assets or investment; pre-tax margins; revenues; expenses; costs; stock price; investment performance of funds or accounts or assets under management; market share; charge-offs; non-performing assets; income; operating, net or pre-tax income; business diversification; operating ratios or results; cash flow. Performance goals based on such performance measures may be based either on our performance, or the performance any of our affiliates, branches, departments, business units or other portion thereof under such measure for the performance period and/or upon a comparison of such performance with the performance of a peer group of corporations, prior performance periods or other measure selected or defined by the committee at the time of making a performance share unit award. The committee may in its discretion also determine to use other objective performance measures as performance goals.

Following completion of the applicable performance period, and prior to any payment of a performance award to the participant which is intended to qualify under IRC Section 162(m), the committee shall determine in accordance with the terms of the performance share unit and shall certify in writing whether the applicable performance goal or goals were achieved, or the level of such achievement, and the amount, if any, earned by the participant based upon such performance.

In any one calendar year during a particular performance period, the maximum amount which may be earned by any single participant under awards (other than options and stock appreciation rights) that are intended to qualify as performance-based compensation under IRC Section 162(m) and may be earned based on the achievement of performance criteria specified in the LTIP is 800,000 shares of common stock or, if such award is payable in cash, the fair market value equivalent thereof. In the case of multi-year performance periods, the amount which is earned in any one calendar year of the performance period is the amount earned for the performance period divided by the number of calendar years in the period.

Performance share units granted by the committee and based upon the performance criteria provided under the LTIP are intended to qualify for the "performance based compensation" exception from the $1 million cap on deductibility of executive compensation imposed by IRC Section 162(m). Absent additional stockholder approval, no performance award intended to qualify under IRC Section 162(m) may be granted under the LTIP subsequent to our annual meeting of stockholders in 2013.

Deferred Stock Units

The committee may grant deferred stock units to participants. A deferred stock unit entitles the participant to receive a number of shares of common stock from us on a deferred payment date specified by the participant. The committee shall determine the terms and conditions of deferred stock units, subject to the same three-year and one-year minimum vesting requirements applicable to restricted stock units. Unless otherwise determined by the committee, deferred stock units entitle the participant to receive dividend equivalents, which are payable no earlier than the date payment is elected for the deferred stock unit.

Other Stock-Based Awards

The committee is authorized, subject to limitations under applicable law, to grant such other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of our common stock, as deemed by the committee to be consistent with the purposes of the LTIP, including, without limitation, purchase rights, shares of common stock awarded without restrictions or conditions, convertible securities, exchangeable securities or other rights convertible or exchangeable into shares of common stock, as the committee in its discretion may determine. Other stock-based awards, excepting purchase rights, may include the right to receive dividends or dividend equivalents, as applicable. In the discretion of the committee, such other stock-based awards, including shares of common stock, or other types of awards authorized under the LTIP, may be used in connection with, or to satisfy our obligations or the obligations of any of our subsidiaries under, other compensation or incentive plans, programs or arrangements of us or any of our subsidiaries for eligible participants.

The committee shall determine the terms and conditions of other stock-based awards, subject to the same three-year and one-year minimum vesting requirements applicable to restricted stock units or restricted stock, as applicable. Any shares of common stock or securities delivered pursuant to a purchase right granted under the LTIP shall be purchased for such consideration, paid for by such methods and in such forms, including, without limitation, cash, shares of common stock, or other property or any combination thereof, as the committee shall determine. However, the value of such consideration shall not be less than the fair market value of such shares of common stock or other securities on the date of grant of the purchase right.

Additional Rights in Certain Events

The LTIP provides for certain additional rights upon the occurrence of a change in control, as defined in the LTIP. Such an event is deemed to have occurred (i) when a beneficial owner of securities (other than us, any of our subsidiaries or any employee benefit plan sponsored by us, an underwriter for such entities or any beneficial owner in certain excluded transactions as described below) is entitled to 20% or more of our voting power, (ii) upon consummation of a merger, consolidation, statutory share exchange or similar transaction involving us, or any sale, lease or disposition of all or substantially all of our consolidated assets, excluding certain transactions as described below, (iii) when, during any period of not more than two years, the incumbent directors no longer represent a majority of our Board, or (iv) when our stockholders approve a plan of complete liquidation or dissolution. For purposes of the foregoing, transactions are excluded if (i) 55% or more of the total voting power of the surviving company's voting securities are represented by voting securities outstanding immediately before the reorganization or sale (or securities into which such voting securities were converted immediately prior to the reorganization or sale), (ii) there is no beneficial owner entitled to 20% or more of the total voting power of the then-outstanding voting securities of the surviving company, and (iii) a majority of the board of directors of the surviving company were incumbent directors at the time our Board approved the initial agreement for such reorganization or sale.

Unless the agreement between us and the awardee otherwise provides, in the event the employment of a participant is terminated by us and any of our affiliates without cause within two years following a change in control (i) all outstanding stock options, stock appreciation rights and other exercise rights will become immediately and fully exercisable and may be exercised for a period of one year from the date of such termination of employment, but in no event after the expiration date of the stock option, stock appreciation right or other exercise right and (ii) all restrictions applicable to restricted stock and restricted stock units, deferred stock units and other stock-based awards under the LTIP will lapse and such awards will fully vest. Upon the occurrence of any change in control, all performance criteria and other conditions to payment of performance share units and other awards under which payments are subject to performance conditions shall be deemed to be achieved or fulfilled on a pro rata basis for the number of whole months elapsed from the commencement of the performance period through the date of the change in control at the actual performance level achieved or, if not determinable, in the manner specified by the committee at the commencement of the performance period, and shall be waived by us.

The committee may condition the acceleration, exercise period, lapse of restrictions and/or deemed achievement of performance goals upon the occurrence of a change in ownership or effective control of us or in the ownership of a substantial portion of our assets as determined under IRC Section 409A.

Possible Anti-Takeover Effect

The provisions of the LTIP providing for the acceleration of the exercise date of stock options, the lapse of restrictions applicable to restricted stock, restricted stock units, deferred stock units and other stock-based awards upon the occurrence of a change in control, and the deemed achievement of performance goals following a change in control may be considered as having an anti-takeover effect.

Miscellaneous

The maximum aggregate number of shares of our common stock which shall be available for the grant of stock options and stock appreciation rights to any one individual under the LTIP during any calendar year shall be limited to 4,000,000 shares. The Board may amend or terminate the LTIP at any time, except that the Board may not terminate any outstanding award and except that no amendment may be made without the approval of our stockholders if (i) the effect of the amendment is to make any changes in the class of employees eligible to receive incentive stock options or increase the number of shares for which incentive stock options may be granted under the LTIP or (ii) if stockholder approval of the amendment is required by the rules of any stock exchange on which the common stock may then be listed or (iii) for stock options, stock appreciation rights and performance share units and other awards granted under the LTIP to qualify as "performance based compensation" as then defined in the regulations under IRC Section 162(m) of the Code. Unless approved by stockholders, repricing of stock options, SARs and other purchase rights is not permitted and the purchase price of any such award may not be reduced after grant except to reflect stock splits and similar events. This prohibition applies to direct and indirect repricing, whether through amendment, cancellation, or replacement in exchange for another award or cash payment.

The committee may determine, and provide in an award agreement, that an award will be forfeited or must be repaid if the participant engages in competitive conduct, other than following a change in control, or other conduct that is materially adverse to our interests. Except to the extent provided in an award agreement, awards are not transferable. Awards may not be transferred in exchange for consideration.

New Plan Benefits

As further described in the "Director's Compensation" section above, each non-management director will receive an award of restricted stock with a value equal to $110,000 shortly after the Annual Meeting if the stockholders approve the Long-Term Incentive Plan. The units will vest one year after their award and must be held for as long as the director serves on the Board. The units will accrue dividends, which will be reinvested in additional restricted stock units. The following table set forth the aggregate amounts of these awards to our non-executive directors.

Long-Term Incentive Plan

Name and Position	Dollar Value ($)
Non-Executive Director Group (14 total)	$1,540,000

Except as described above, the actual amount of other awards to be received by or allocated to participants or groups under the plan is not determinable in advance because the selection of participants who receive awards under the plan, and the size and type of awards to such individuals and groups are generally determined by the committee in its discretion.

The following table shows the awards granted in 2007 to all executive officers (including the named officers) as a group and to all non-executive officer employees as a group under predecessor plans and arrangements:

	Stock Option		
	Number of Shares (#)	Average Exercise Price ($)	Restricted Stock and Restricted Share Units (Number of Shares)
All executive officers as a group (20 persons)(1)	5,288,830	$43.70	2,208,727
All non-executive officer employees as a group	10,513,328	$40.88	2,333,767

(1) Includes executive officers as of December 31, 2007, who received option grants in 2007.

Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences of the grant and exercise of awards under present law.

Incentive Stock Options. An optionee will not recognize any taxable income for federal income tax purposes upon receipt of an incentive stock option or, generally, at the time of exercise of an incentive stock option. The exercise of an incentive stock option generally will result in an increase in an optionee's taxable income for alternative minimum tax purposes.

If an optionee exercises an incentive stock option and does not dispose of the shares received in a subsequent "disqualifying disposition" (generally, a sale, gift or other transfer within two years after the date of grant of the incentive stock option or within one year after the shares are transferred to the optionee), upon disposition of the shares any amount realized in excess of the optionee's tax basis in the shares disposed of will be treated as a long-term capital gain, and any loss will be treated as a long-term capital loss. In the event of a disqualifying disposition, the difference between the fair market value of the shares received on the date of exercise and the option price (limited, in the case of a taxable sale or exchange, to the excess of the amount realized upon disposition over the optionee's tax basis in the shares) will be treated as compensation received by the optionee in the year of disposition. Any additional gain will be taxable as a capital gain and any loss as a capital loss, which will be long-term or short-term depending on whether the shares were held for more than one year. Under proposed regulations, special rules apply in determining the compensation income recognized upon a disqualifying disposition if the option price of the incentive stock option is paid with shares of our common stock. If shares of our common stock received upon the prior exercise of an incentive stock option are transferred to us in payment of the option price of an incentive stock option within either of the periods referred to above, the transfer will be considered a disqualifying disposition of the shares transferred, but, under proposed regulations, only compensation income determined as stated above, and no capital gain or loss, will be recognized.

Neither we nor any of our subsidiaries will be entitled to a deduction with respect to shares received by an optionee upon exercise of an incentive stock option and not disposed of in a disqualifying disposition. Except as described in the "Other Tax Matters" section below, if an amount is treated as compensation received by an optionee because of a disqualifying disposition, we or one of our subsidiaries generally will be entitled to a corresponding deduction in the same amount for compensation paid.

Nonstatutory Stock Options. An optionee will not recognize any taxable income for federal income tax purposes upon receipt of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option the amount by which the fair market value of the shares received, determined as of the date of exercise, exceeds the option price will be treated as compensation received by the optionee in the year of exercise. If the option price of a nonstatutory stock option is paid in whole or in part with shares of our common stock, no income, gain or loss will be recognized by the optionee on the receipt of shares equal in value on the date of exercise to the shares delivered in payment of the option price. The fair market value of the remainder of the shares received upon exercise of the nonstatutory stock option, determined as of the date of exercise, less the amount of cash, if any, paid upon exercise will be treated as compensation income received by the optionee on the date of exercise of the stock option.

Except as described in the "Other Tax Matters" section below, we or one of our subsidiaries generally will be entitled to a deduction for compensation paid in the same amount treated as compensation received by the optionee.

Stock Appreciation Rights. An awardee will not recognize any taxable income for federal income tax purposes upon receipt of stock appreciation rights. The value of any common stock or cash received in payment of stock appreciation rights will be treated as compensation received by the awardee in the year in which the awardee receives the common stock or cash. We generally will be entitled to a corresponding deduction in the same amount for compensation paid.

Restricted Stock. An awardee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). However, an awardee may elect under IRC section 83(b) to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the awardee does not make a section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the awardee and will be taxable in the year the restrictions lapse. Except as described in the "Other Tax Matters" section below, we or one of our subsidiaries generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Restricted Stock Units. An awardee who receives restricted stock units will not recognize any taxable income for federal income tax purposes upon receipt of the award. Any cash or shares of common stock received pursuant to the award will be treated as compensation income received by the awardee generally in the year in which the awardee receives such cash or shares of common stock. We generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Performance Share Units. An awardee who receives a performance share unit will not recognize any taxable income for federal income tax purposes upon receipt of the award. Any cash or shares of common stock received pursuant to the award will be treated as compensation income received by the awardee generally in the year in which the awardee receives such cash or shares of common stock. We generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Deferred Stock Units. An awardee who receives a deferred stock unit will not recognize any taxable income for federal income tax purposes upon receipt of the award. Any shares of common stock received pursuant to the award will be treated as compensation income received by the awardee generally in the year in which the awardee receives such shares of common stock. We generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the awardee.

Other Tax Matters. The exercise by an awardee of a stock option or stock appreciation right, the lapse of restrictions on restricted stock or restricted stock units, deferred stock units and other stock-based awards or the deemed achievement or fulfillment of performance awards following the occurrence of a change in control, in certain circumstances, may result in (i) a 20% federal excise tax (in addition to federal income tax) to the awardee on certain payments of our common stock or cash resulting from such exercise or deemed achievement or fulfillment of performance awards or, in the case of restricted stock or restricted stock units, deferred stock units and other stock-based awards on all or a portion of the fair market value of the shares, units or cash on the date the restrictions lapse and (ii) the loss of a compensation deduction which would otherwise be allowable to us or one of our subsidiaries as explained above. We and our subsidiaries may lose a compensation deduction, which would otherwise be allowable, for all or a part of compensation paid in the form of (i) restricted stock or restricted stock units or (ii) performance awards based on performance criteria other than those specified in the LTIP, if, as of the close of the tax year, the employee is our chief executive officer (or acts in that capacity) or is another "covered employee" as defined under the IRC (other than the chief executive officer), if the total compensation paid to such employee exceeds $1,000,000.

Action by Shareholders

Adoption of this proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by the holders of our common stock voting in person or by proxy.

The Board of Directors unanimously recommends that you vote "FOR" approval of our Long-Term Incentive Plan.

APPROVAL OF THE BANK OF NEW YORK MELLON EMPLOYEE STOCK PURCHASE PLAN

(Proposal 3 on your proxy card)

Background

The Bank of New York Mellon Employee Stock Purchase Plan, which we refer to in this section as the "ESPP," was unanimously adopted by our Board on March 11, 2008, subject to the approval by our stockholders. If approved by our stockholders, the ESPP will replace the prior employee stock purchase plans maintained by Bank of New York and Mellon that we assumed in the merger. The principal features of the ESPP are summarized below. The summary is qualified in its entirety by the full text of the ESPP, which is set forth as Exhibit F to this proxy statement. Capitalized terms used in this proposal are defined in the ESPP.

General

The purpose of the ESPP is to provide an opportunity for our employees and employees of our subsidiaries and affiliates to purchase shares of our common stock through payroll deductions and thereby have an additional incentive to contribute to our success.

The aggregate number of shares that may be issued and sold under the ESPP is 7,500,000 shares of common stock, subject to proportionate adjustment in the event of stock splits and similar events.

Administration

The ESPP will be administered by our Human Resources and Compensation Committee. The committee will have the authority and responsibility for the administration of the ESPP. The committee may delegate to one or more individuals the day-to-day administration of, and other responsibilities relating to, the ESPP. The committee or its delegate will have full power and authority to promulgate any rules and regulations that it deems necessary for the proper administration of the ESPP, to interpret the provisions and supervise the administration of the ESPP, to establish required ownership levels for subsidiaries and affiliates, to identify eligible employees or the parameters by which they shall be identified, to make factual determinations relevant to ESPP entitlements and to take all necessary or advisable actions in connection with administration of the ESPP.

Eligibility of Employees

All of our full-time or part-time U.S. domestic salaried employees or those of any subsidiary or affiliate on the Offering Date are eligible to participate in the ESPP with respect to the Purchase Period commencing on such Offering Date, unless otherwise determined by the committee or its delegate. Certain non-U.S. full-time or part-time salaried employees, as specified by the committee or its delegate, may also participate in the ESPP. It is estimated that as of February 8, 2008, approximately 33,000 employees were eligible to participate in the ESPP.

Purchase Periods and Payroll Deductions

It is anticipated that there will be monthly Purchase Periods for the purchase of common stock under the ESPP. The first business day of each Purchase Period is an Offering Date and the last business day of each Purchase Period that is also a trading day is a Purchase Date. It is anticipated that the first Purchase Period will begin on September 1, 2008 and end on September 30, 2008. Subsequent Purchase Periods shall run consecutively following the termination of the preceding Purchase Period. The committee or its delegate has the power to change the commencement date or duration of the Purchase Periods.

An eligible employee may participate in the ESPP during any Purchase Period by filing a payroll deduction authorization form by the enrollment deadline established for the Purchase Period. A participant may authorize a payroll deduction between 1% and 10%, or such other percentage as specified by the committee prior to the commencement of a Purchase Period, in whole percentages, of the employee's eligible compensation (base rate of cash remuneration, determined prior to any contractual reductions and excluding bonuses, overtime pay, severance, all other forms of special pay or compensation or amounts received from deferred compensation plans) to be deducted for each pay period ending during the Purchase Period and credited to a stock purchase account to be applied at the end of the Purchase Period to the purchase of common stock. No interest will be credited on payroll deductions, except when required by local law or as determined by the committee or its delegate.

Under procedures established by the committee or its delegate, a participant may discontinue payroll deductions under the ESPP at any time during a Purchase Period. If a participant discontinues participation during a Purchase Period, his or her accumulated payroll deductions will remain in the ESPP for purchase of common stock at the end of the Purchase Period, but no further payroll deductions will be made from his or her pay during such Purchase Period or future Purchase Periods. A participant's withdrawal will not have any effect upon his or her eligibility to elect to participate in any succeeding Purchase Period.

Purchase of Common Stock

The purchase price of shares of common stock purchased under the ESPP is anticipated to be 95%, which we refer to as the "Designated Percentage," of the fair market value of the common stock on the Purchase Date. However, the committee may change the Designated Percentage with respect to any future Purchase Period, but not below 85%.

On each Purchase Date, subject to certain limitations, a participant automatically purchases that number of full or fractional shares of common stock which the accumulated payroll deductions credited to the participant's account at that time shall purchase at the applicable Purchase Price. Unless and until otherwise determined by the committee, all shares purchased under the ESPP shall be deposited, in book-entry form or otherwise, directly to an account established in the name of the participant. Upon the purchase, we will deliver to the participant a record of the common stock purchased. The committee or its delegate may require that dividends received on full and fractional shares acquired under the ESPP be applied to the purchase of additional shares, without any discount, and automatically reinvested in a dividend reinvestment plan or program we maintain, including a program maintained under the ESPP. Rights to purchase, which are granted to participants, may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and during the participant's lifetime may be exercised only by the participant.

The maximum number of shares which may be purchased for any employee for any Purchase Period is limited to $25,000 divided by the fair market value of a share of common stock as of the last day of the Purchase Period, reduced by the number of shares purchased by an employee during any previous purchase periods ending in the same calendar year.

Termination of Employment

Participation in the ESPP will discontinue as of the date of termination of employment of a participating employee, whether by death, retirement, disability or otherwise. In the event of a participating employee's termination of employment prior to the expiration of a Purchase Period, all amounts credited to the participant's stock purchase account will remain in the ESPP for purchase of common stock at the end of the Purchase Period.

Amendment and Termination

The Board may amend or terminate the ESPP at any time, provided that without stockholder approval no amendment may (a) increase the total number of shares that may be issued and sold under the ESPP, other than for adjustments provided for in the ESPP, or (b) otherwise be made if shareholder approval is required by the rules of any stock exchange on which the common stock is listed. The committee may suspend the ESPP at any time.

If on the last day of a Purchase Period the number of shares purchasable by employees is greater than the number of shares remaining available under the ESPP, the committee will allocate the available shares among the participating employees in such manner as it deems equitable.

Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences under present law of the purchase of shares of common stock under the ESPP and dispositions of shares acquired under the ESPP.

For federal income tax purposes, participants in the ESPP are viewed as having been granted a stock option on the last day of a Purchase Period and as having exercised the stock option by the automatic purchase of shares under the ESPP on the last day of the Purchase Period. A participant will recognize taxable income on the date of exercise of the option (that is, the last day of a Purchase Period). The participant will recognize ordinary income equal to the amount by which the fair market value of the stock on the last day of such Purchase Period exceeded the purchase price of the shares. The amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the sale of the shares after such basis adjustment will be a capital gain or loss.

We or one of our subsidiaries or affiliates will generally be entitled to a deduction in the year of exercise equal to the amount of ordinary income recognized by the participant as a result of the exercise.

Action by Shareholders

Adoption of this proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by the holders of our common stock voting in person or by proxy.

The Board of Directors unanimously recommends that you vote "FOR" approval of the adoption of The Bank of New York Mellon Corporation Employee Stock Purchase Plan.

APPROVAL OF EXECUTIVE INCENTIVE COMPENSATION PLAN

(Proposal 4 on your proxy card)

Background

On March 11, 2008, our Board of Directors, upon the recommendation of the Human Resources and Compensation Committee unanimously approved our Executive Incentive Compensation Plan, which we refer to in this section as the "EICP," subject to stockholder approval at the Annual Meeting. If adopted by the shareholders, the EICP replaces the predecessor plans maintained by Bank of New York and Mellon. The principal features of the EICP are summarized below. A copy of the complete EICP is attached to this proxy statement as Exhibit G.

General

The purpose of the EICP is to promote our financial interests, including growth, by (i) attracting and retaining officers and key executives of outstanding competence; (ii) motivating officers and key executives by means of performance-related incentives; and (iii) providing competitive incentive compensation opportunities.

Our executive employees who are, or are expected to be, "covered employees" under IRC Section 162(m), and other executive employees selected for participation in the discretion of the committee administering the EICP; are eligible to participate in the EICP. It is expected that approximately 19 employees will be eligible to participate in the Plan.

The EICP includes provisions that protect our ability to take a tax deduction for performance-based awards made under the EICP, in conformance with IRC Section 162(m) and related regulations, in case certain executive officers who are awardees individually have more than $1,000,000 of compensation in any one year. In accordance with IRC Section 162(m), if you do not approve the EICP as proposed in this Proxy Statement no awards would be made under the EICP to the chief executive officer or any of our other three highest compensated executive officers, excluding the chief financial officer.

No awards may be granted under the EICP subsequent to our annual meeting of stockholders in 2013.

Administration

The EICP will be administered by the Human Resources and Compensation Committee, consisting of not less than two members of the Board. Each member of the committee must be an "outside director" as defined in IRC Section 162(m), a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and an "independent director" under the NYSE listing standards. The committee has the power to select employees to participate in the EICP, determine the size of awards under the EICP, approve payment of all awards, and make all necessary determinations under the EICP.

Performance Periods and Performance Goals

It is expected that there will be one-year performance periods under the EICP. The committee may also establish performance periods of different durations, including longer and multi-year periods, and shorter performance periods for individuals who are hired or become eligible after the commencement of the performance period. A new performance period will generally begin on January 1 of each calendar year and end on December 31 of that calendar year. Within 90 days after the beginning of each performance period, the committee will establish specific performance goals for the period. The performance goals are the specific targets and objectives established by the committee under one or more, or a combination of, absolute or relative values or a percentage of any of the following objective performance measures:

> Earnings or earnings per share; total return to stockholders; return on equity, assets or investment; pre-tax margins; revenues; expenses; costs; stock price; investment performance of funds or accounts or assets under management; market share; charge-offs; non-performing assets; income; operating, net or pre-tax income; business diversification; operating ratios or results; and cash flow.

The committee may designate one or more of the goals as applicable to our performance, the performance of an affiliate, any branch, department, business unit or portions thereof, and/or upon a comparison with performance of a peer group of corporations, prior performance periods or other measures selected or defined by the committee.

At the commencement of each performance period, the committee will also establish a payment schedule, setting forth the amount or percentage of an incentive pool to be paid based on the extent to which the performance goals for the performance period are actually achieved. The payment schedule may be expressed by any measure specified by the committee. Results against the performance goals will be determined and measured by an objective calculation method established by the committee at the time of establishment of the performance goals, and the committee may determine, at the time the performance goals are established, that unusual items or certain specified events or occurrences, including changes in accounting standards or tax laws and the effects of non-operational or extraordinary items as defined by generally accepted accounting principles, will be excluded from the calculation of the performance goal.

Payment of any incentive award under the EICP is contingent upon the attainment of the pre-established performance goals. The amount of any incentive award paid may not exceed the amount established on the payment schedule. The committee may not increase any incentive award payable. The committee may, however, reduce or eliminate any incentive award payable, provided that the action will not result in any increase in the amount of any incentive award payable to any other EICP participant.

Termination of Employment

Unless the committee determines otherwise, in the event a participant's employment is terminated prior to the date of payment of an incentive award, the participant will forfeit all rights to any award for such performance period.

Change in Control

Unless the committee determines otherwise, in the event a change in control occurs, as defined in our long-term incentive plan at the time of the event, the then-current performance period will end. All performance criteria and other conditions pertaining to awards will be deemed to be achieved or fulfilled on a pro rata basis for the number of whole months that have elapsed from the commencement of the performance period over the number of whole months in the original performance period, and measured at the actual performance level achieved or, if not determinable, in the manner specified by the committee at the commencement of the performance period, and shall be waived by us.

Payment of Incentive Awards

Incentive awards will be paid in cash during the two and one-half month period following the end of the year in which the performance period ends and after the committee has determined and certified in writing the extent to which the performance goals were attained and the incentive awards were earned, provided that the committee may determine to pay awards in our common stock, from the LTIP, or other applicable plan, or any combination of cash and stock.

The maximum amount payable in cash to any one participant under the EICP for any calendar year (or any portion thereof in the case of a performance period of less than one calendar year) is 0.5% of the Company's pre-tax income from continuing operations, before the impact of the cumulative effect of accounting changes and extraordinary items, as disclosed on our consolidated statement of income for such year included within our report on Form 10-K as filed with the SEC. The amount payable for any one calendar year is measured for the year in which the relevant performance period ends, and for which the relevant performance goals are certified or achieved, regardless of the fact that payment may occur in a later year. In the case of multi-year performance periods, the amount which is earned for any one calendar year is the amount paid for the performance period divided by the number of calendar years in the performance period. For illustration, the maximum amount as calculated for 2007 combining both Bank of New York and Mellon would have been $19,100,000. The maximum is included for the purpose of complying with IRC Section 162(m) and in comparison, our 2007 incentive awards ranged from $937,500 to $7,500,000.

New Plan Benefits

The actual amount of compensation to be paid to participants under the EICP is not determinable in advance because it is substantially uncertain whether the minimum levels of performance necessary to achieve any level of incentive award under the EICP, and what levels of performance, will be realized. Additionally, the committee has retained discretion to reduce or eliminate the incentive awards payable to any participant under the EICP.

The following table sets forth the amount of awards that were received by each of the following individuals and groups for the last completed fiscal year and which would have been paid under the plan if it had been in effect:

Name and Position(1)	Actual Amount of Awards ($) for Fiscal Year 2007
Messrs. Kelly, Renyi, Hassell, Van Saun, Elliott and O'Hanley	$33,600,000
Executive Group (19 individuals)	$62,302,000

(1) Non-employee directors are not eligible to participate in the EICP and currently there are no non-executive officer participants; accordingly, both groups are omitted from the table.

Forfeiture of Awards

The committee may determine that an award will be forfeited or must be repaid if the participant engages in competitive conduct or other conduct that is materially adverse to our interests.

Amendment or Termination of EICP

We may amend, suspend or terminate the EICP at any time, subject to any shareholder approval requirements of IRC Section 162(m).

Possible Anti-Takeover Effect

The provisions of the Plan providing for the termination of the performance period and the deemed achievement of performance goals following a change in control may be considered as having an anti-takeover effect.

Federal Income Tax Consequences

Incentive Awards. A participant will not recognize any taxable income for federal income tax purposes upon establishment of a payment schedule. Any cash or stock received pursuant to an incentive award will be treated as compensation income received by the participant generally in the year in which the participant receives such cash or stock. We generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the participant.

Additional Information. We expect to award performance-based compensation under the EICP, which is exempt from the $1,000,000 annual deduction limit (for federal income tax purposes) of compensation paid by public corporations to each of our chief executive officer and three other most highly compensated executive officers in each fiscal year, excluding the chief financial officer, which limit is imposed by IRC Section 162(m). Because of ambiguities and uncertainties as to the application and interpretation of IRC Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation intended by us to satisfy the requirements for deductibility under IRC Section 162(m) does in fact do so.

Action by Shareholders

Adoption of this proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by the holders of our common stock voting in person or by proxy.

The Board of Directors unanimously recommends that you vote "FOR" approval of our Executive Incentive Compensation Plan.

RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 5 on your proxy card)

The Audit and Examining Committee has appointed KPMG LLP as our independent registered public accountants for the year ending December 31, 2008.

We expect that representatives of KPMG LLP will be present at the Annual Meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

While the Audit and Examining Committee retains KPMG LLP as our independent public accountants, the Board is submitting the selection of KPMG LLP to the stockholders for ratification upon the recommendation to do so by the Audit and Examining Committee. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of KPMG LLP as our independent registered public accountants for the year ending December 31, 2008. If the selection of KPMG LLP is not ratified by the stockholders, the Audit and Examining Committee will reconsider the matter. Even if the selection of KPMG LLP is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accountant at any time during the year if it determines that such a change is in our best interests.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by the holders of our common stock voting in person or by proxy.

The Board of Directors unanimously recommends that you vote "FOR" approval of KPMG LLP as our independent registered public accountants for the year ending December 31, 2008.

STOCKHOLDER PROPOSAL REQUESTING ADOPTION OF CUMULATIVE VOTING

(Proposal 6 on your proxy card)

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave, N.W., Suite 215, Washington, D.C. 20037, owner of 1,000 shares of our common stock, has given notice that she intends to present for action at the Annual Meeting the resolution set forth below. In accordance with the applicable proxy regulations, the proposal and supporting statements, for which we accept no responsibility, are set forth below:

> *RESOLVED:* "That the stockholders of The Bank of New York Mellon Corporation, assembled in Annual Meeting in person or by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more as he or she may see fit."

Supporting Statement

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"Last year the owners of 218,140,305 shares, representing approximately 39.7% of shares voting, voted FOR this proposal at The Bank of New York."

If you AGREE, please mark your proxy FOR this resolution.

Board of Directors' Response

The Board of Directors unanimously recommends a vote "AGAINST" this proposal for the following reasons:

This proposal was submitted for consideration at the 2007 Annual Meeting of The Bank of New York Company, Inc. and only approximately 38% of the shares voting, voted for this proposal.

The Board of Directors believes that the present system of voting for directors — whereby each share is entitled to one vote for each nominee for director — is more likely to assure that the Board will act in the interests of all of our stockholders. On the other hand, cumulative voting could make it possible for an individual stockholder or group of stockholders with special interests to elect one or more directors to our Board of Directors to represent their particular interests. Such a stockholder or group of stockholders could have goals that are inconsistent, and could conflict with, the interests and goals of the majority of our stockholders. The election of a candidate representing a single segment of our stockholder base or interested in a narrow range of issues would not, in our Board's view, advance the interests of our stockholders at large, further the cause of corporate governance, or promote the best board processes and dynamics. For example, we operate in a highly regulated environment and need directors who have expertise in and an understanding of complex regulatory and financial matters. The Board of Directors considers issues such as acquisitions, financings, deployment of assets and long-term corporate strategy. Directors who are elected by cumulative voting based on their stance on a single issue — such as CEO compensation — or representation of a particular interest group may not be effective directors because they could lack the background or experience to enable them to make informed decisions with respect to complex matters relating to our operations or strategy that are presented to the Board. By contrast, the system of voting that we presently utilize, and which is utilized by most major publicly traded corporations, promotes the election of a more effective Board of Directors in which each director represents the stockholders as a whole.

We also note that none of our peer companies currently utilize cumulative voting. In 2006, the stockholders of one of those peer companies approved the repeal of cumulative voting in its certificate of incorporation.

Accordingly, the Board of Directors unanimously recommends that you mark your proxy "AGAINST" adoption of this stockholder proposal.

STOCKHOLDER PROPOSAL WITH RESPECT TO A STOCKHOLDER VOTE ON AN ADVISORY RESOLUTION TO RATIFY THE COMPENSATION OF THE NAMED EXECUTIVES

(Proposal 7 on your proxy card)

The AFSCME Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, which is the owner of 4,781 shares of our common stock, has advised us that it intends to present the following proposal at the Annual Meeting:

> *RESOLVED*, that shareholders of Bank of New York Mellon Corporation ("BONY/Mellon") request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholders meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

In our view, senior executive compensation at the company has not always been structured in ways that best serve stockholders' interests. For example, in 2006 Chairman Thomas Renyi received more than $236,000 in all other compensation, while CEO Robert Kelly received $937,977 in all other compensation, including $194,000 for personal use of aircraft, $66,093 for club memberships, and $47,824 in tax reimbursements.

We believe that existing U.S. corporate governance arrangements, including SEC rules and share exchange listing standards, do not provide stockholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation. A recent study of executive compensation in the U.K. before and after the adoption of the stockholder advisory vote there found that CEO cash and total compensation became more sensitive to negative operating performance after the vote's adoption. (Sudhakar Balachandran et al., "Solving the Executive Compensation Problem through Shareholders Votes? Evidence from the U.K." (Oct. 2007).)

Currently U.S. share exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the company's board to allow stockholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide the company with useful information about stockholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between stockholders and the board.

We urge stockholders to vote for this proposal.

Board of Directors' Response

The Board of Directors unanimously recommends a vote "AGAINST" this proposal for the following reasons:

In this proxy statement, we provide detailed and complete disclosure not only of our executive compensation practices and policies but of each element of compensation paid to our named executives and of the decisions of the Human Resources and Compensation Committee, which we refer to as the "committee," relating to executive compensation for 2007 and 2008. The committee consists of independent directors who represent the interests of our stockholders. The committee has retained independent compensation consultants.

As detailed in our Compensation Discussion and Analysis, our executive compensation program provides long-term incentives tied to performance, takes into account the levels and forms of compensation necessary to recruit and retain talented executives in the competitive environment in which U.S. financial services companies operate, and responds to individual performance and circumstances. Further, in 2007, our total shareholder return was 19.4%, significantly outperforming the S&P 500 return of 5.5%, giving us the highest total shareholder return among widely-held U.S. financial institutions with a market capitalization over $50 billion and placing us in the top five among widely-held financial institutions worldwide with a market capitalization of over $50 billion. The Board believes that it is important to preserve the flexibility of our executive compensation program while the Board exercises appropriate oversight of executive compensation and stockholders receive full disclosure in this area. The Board believes that the existing system for determination and disclosure of executive compensation meets these objectives.

The proposal would create more confusion than clarity, to the detriment of our stockholders. Rather than simplify communications with the Board, the Board believes that the proposal would create confusion as to how the Board, the committee and management interpret the results of the non-binding referendum. The lack of clarity as to the meaning of the vote results would eliminate any benefits the proposal seeks to effectuate. Stockholders vote "for" or "against" matters for many different reasons and the Board, the committee and management would be left attempting to interpret the results under the proposed referendum. For example, if stockholders were to vote in favor of the executive compensation, the committee would not be able to determine if the vote signifies approval of our overall practices or if the vote merely signifies approval of a particular individual's compensation or a particular component of the total compensation. Conversely, if stockholders were to vote against the executive compensation, the committee would not have a clear understanding of those aspects of executive compensation with which the stockholders did not agree. The proposal as worded seeks a single ratification vote on both executive compensation and the proxy statement's narrative of material factors relating to compensation. There would thus be no means of determining whether a stockholder vote represented a reaction to the compensation paid to executives as such, or to the manner in which such compensation was explained. Also, the resolution would not permit stockholders, in voting upon executive compensation and proxy statement disclosure, to consider the critically important Compensation Discussion and Analysis. Instead of encouraging stockholders to take advantage of our current direct communication policy with our Board already in place (as described in the Corporate Governance Matters section above), the proposal advocates a single vote on a combination of many issues, which gives rise to an unfocused, more confusing and less effective mechanism for communicating with directors.

The Board of Directors believes that it is in the best position to decide the levels and elements of executive compensation and that an advisory vote would not enhance the Board's processes in the area of executive compensation or further good corporate governance. We would note that, to our knowledge based on published reports, at this time only three U.S. public companies have implemented a shareholder advisory vote on executive compensation. In addition, to our knowledge, none of our peers and competitors would be similarly bound by a referendum on compensation. Accordingly, the adoption of this proposal would put us at a competitive disadvantage with similarly situated peers and competitors who do not have such a process in place, and could ultimately have a negative impact on stockholder value. We believe this would make it more difficult for us to attract and retain senior management. In our industry, human capital is one of our most important assets, and we believe that adoption of the proposal could lead to a perception among senior executives and top producers that compensation opportunities with us may be limited or negatively affected by the advisory vote when compared with opportunities at our peers and competitors. In addition, if implemented, our Board's decisions regarding executive compensation would be subject to the equivalent of second guessing and this may impair our ability to attract and retain individuals willing to serve as directors, to the detriment of our stockholders.

Accordingly, the Board of Directors unanimously recommends that you mark your proxy "AGAINST" adoption of this stockholder proposal.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Stockholder proposals intended to be included in our proxy statement and voted on at our 2009 annual meeting of stockholders must be received at our offices at One Wall Street, New York, New York 10286, Attention: Corporate Secretary, on or before November 14, 2008. Applicable SEC rules and regulations govern the submission of stockholder proposals and our consideration of them for inclusion in the 2009 annual meeting proxy statement and form of proxy.

Pursuant to our by-laws and applicable SEC rules and regulations, in order for any business not included in the proxy statement for the 2009 annual meeting of stockholders to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must give timely written notice of that business to our Corporate Secretary. To be timely, the notice must not be received any earlier than November 14, 2008 (120 days prior to March 14, 2009), nor any later than December 14, 2008 (90 days prior to March 14, 2009). The notice must contain the information required by our by-laws. The foregoing by-law provisions do not affect a stockholder's ability to request inclusion of a proposal in our proxy statement within the procedures and deadlines set forth in Rule 14a-8 of the SEC's proxy rules and referred to in the paragraph above. A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of our by-laws is available upon request to: The Bank of New York Mellon Corporation, One Wall Street, New York, New York 10286, Attention: Corporate Secretary. The officer presiding at the meeting may exclude matters that are not properly presented in accordance with these requirements.

OTHER BUSINESS

As of the date of this proxy statement, we do not know of any other matters that may be presented for action at the meeting. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxy in accordance with their best judgment.

Arlie R. Nogay
Corporate Secretary

March 14, 2008

(This page intentionally left blank)

EXHIBIT A

Human Resources and Compensation Committee

Charter

Human Resources and Compensation Committee of the Board of Directors of The Bank of New York Mellon

Purposes, Resources and General Considerations

The Human Resources and Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") for the following purposes:

- to review and approve corporate goals and objectives relevant to the compensation of the Corporation's Chief Executive Officer (the "CEO"), evaluate the CEO's performance in light of those goals and objectives and, to determine and approve the CEO's Compensation on the basis of its evaluation;
- to oversee executive compensation;
- to make recommendations concerning equity-based plans that are subject to Board approval;
- to produce a compensation committee report on Executive Officer compensation as required by the Securities and Exchange Commission to be included in the listed company's annual proxy statement or annual report on Form 10-K filed with the SEC;
- to have general oversight responsibility for the employee compensation and benefit policies and programs of the Corporation;
- to have general oversight responsibility for the management development and succession programs of the Corporation;
- to have specific responsibility for the development and oversight of a succession plan for the position of CEO;
- to oversee the Corporation's programs for diversity and inclusion;
- to administer and make awards under the Corporation's various equity-based employee incentive plans; and
- to oversee certain retirement plans sponsored by the Corporation with the objective that, on behalf of the Corporation as plan sponsor:

A. they provide an appropriate level of benefits in a cost effective manner to meet the needs and objectives of the Corporation in sponsoring such plans, including the objective of providing competitive compensation and retaining employees;

B. they are properly and efficiently administered in accordance with their terms, to avoid unnecessary costs and to minimize any potential liabilities to the Corporation;

C. the Corporation's responsibilities as plan sponsor are satisfied; and

D. financial and other information with respect to such plans is properly recorded and reported in accordance with applicable legal requirements.

In carrying out its responsibilities, each Committee member shall be entitled to rely on the integrity and expertise of those persons, both internal and external, providing information to the Committee, and on the accuracy and completeness of such information, absent actual knowledge to the contrary.

The Committee will have the resources and authority appropriate to discharge its responsibilities, including sole authority to retain and terminate the engagement of such compensation consultants, independent counsel or other consultants or experts to advise the Committee as the Committee may deem necessary or helpful in carrying out its responsibilities, and to establish the fees and other terms for the retention of such consultants and counsel, such fees to be borne by the Corporation.

As used in this Charter, (i) "Compensation" shall include salary and any bonuses, equity awards, retirements benefits, deferred compensation benefits and, where appropriate, perquisites; (ii) "Corporation" means The Bank of New York Mellon and its subsidiaries, and (iii) "Executive Officers" means those persons from time to time determined by the Board of Directors to be "officers" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the "Exchange Act") or any successor provision or "Executive Officers" as defined in Rule 3b-7 under the Exchange Act or any successor position (which groups shall consist of the same officers).

Composition, Meetings and Procedures

Subject to the provisions of Article Five of the Corporation's By-Laws, the Committee members and its Chairman shall be appointed annually by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee and shall serve at the pleasure of the Board of Directors.

Subject to the provisions of Article Five of the Corporation's By-Laws, the Committee shall consist of three or more members, who shall (a) satisfy (i) the independence and any other requirements of the listing standards of the New York Stock Exchange and (ii) any applicable legal requirement for members of a committee with the duties of the Committee, and (b) qualify as (i) "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act, as amended and (ii) "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Except as limited by law, regulation or the rules of the New York Stock Exchange, the Committee may form subcommittees for any purpose that it deems appropriate and may delegate to such subcommittees or to members of the Corporation's management such power and authority as it deems appropriate, *provided, however,* that any such subcommittees shall meet all applicable independence requirements and that the Committee shall not delegate to persons other than independent directors any functions that are required — under applicable law, regulation, or stock exchange rule — to be performed by independent directors.

The Committee shall meet as frequently as necessary to fulfill its duties and responsibilities, but not less frequently than quarterly. A meeting of the Committee may be called by its chairman or any member.

Minutes of the meetings will be approved by the Committee and maintained by the Committee. The Committee shall report its activities to the Board of Directors on a regular basis. The agenda for each regularly scheduled Committee meeting shall provide time during which the Committee can meet separately, without members of management present, in executive session.

Specific Responsibilities and Duties

Duties Related to Executive Compensation

The Committee shall have the responsibility to:

- establish the Compensation of (a) the Chief Executive Officer (as more fully described below) and (b) each other Executive Officer and member of the Corporation's Executive Committee;
- administer and make equity and/or cash awards under plans adopted for the benefit of officers and other employees of the Corporation to the extent required or permitted by the terms of such plans, establish any related performance goals, and determine whether and the extent to which such goals have been attained;
- in determining the long-term incentive compensation component of the Compensation of the CEO, consider, among other factors, the Corporation's performance and relative stockholder return, the value of incentive awards made to chief executive officers at comparable companies, the awards given to the

CEO in past years, the terms of any employment agreement with the CEO, the economic environment and general market conditions;

- in determining the CEO's base salary, consider the terms of any existing employment agreement and such additional factors as the Committee deems appropriate;
- periodically review the appointment, promotion, performance and potential of senior managers of the Corporation and the potential successors of such senior managers, and make reports and recommendations to the Board of the Corporation with respect to such matters to the extent it deems appropriate;
- periodically review programs to facilitate the selection and development of key managers;
- review succession plans for the CEO and other Executive Officers and members of the Corporation's Executive Committee;
- review the Corporation's annual Compensation Discussion and Analysis, discuss it with management and, on the basis of that review and discussion, recommend that it be included in the Corporation's annual report on Form 10-K or the Corporation's proxy statement;
- authorize the publication of the "Compensation Committee Report" over the names of its members;
- establish stock ownership guidelines for Executive Officers and other members of the Corporation's Executive Committee, and periodically review compliance with such guidelines;
- review and approve employment agreements with Executive Officers and other members of the Corporation's Executive Committee;
- with regard to employee benefit and compensation plans:

A. review, adopt and, where required, recommend to the Board for approval, all new equity-based employee benefit plans and any material changes to existing equity-based employee benefit plans, provided, however, that, to the extent provided by the rules of the New York Stock Exchange, amendments to equity-based incentive plans may be made only upon approval of the Corporation's stockholders;

B. review, adopt, approve and amend any non-equity-based incentive-compensation plans in which Executive Officers and other members of the Corporation's Executive Committee may participate; and

C. review, adopt, and amend any other employee benefit plans that cause material increases in expenses, except to the extent the authority to take such actions has been delegated to management;

- annually review and assess the adequacy of this Charter and, as necessary or appropriate, recommend changes to the Board of Directors (the Charter to be available to the public on the Corporation's website and in printed form upon request);
- annually arrange for an evaluation (which may be a self-evaluation) of the Committee's performance, which performance evaluation shall be conducted in such manner as the Committee and the Corporate Governance and Nominating Committee deem appropriate; and
- perform any other activities consistent with this Charter, the Corporation's By-Laws and governing law as the Board of Directors shall specifically delegate to the Committee.

Duties Related to Welfare Plans

Except as otherwise specified herein, the Committee delegates (a) to the Corporation's management the settlor responsibilities for (i) the Corporation's welfare plans, as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) any similar health and welfare plans (the plans mentioned in clauses (i) and (ii) being collectively referred to as the "Welfare Plans"), and (b) to the head of the Corporation's Human Resources Department the fiduciary responsibilities, if any, for the Welfare Plans.

Duties Related to Pension Plans

The Committee shall provide oversight for pension, savings, employee stock ownership, deferred compensation and all other retirement plans (collectively, the "Pension Plans"), including, for any Pension Plans subject to the funding, administrative or fiduciary responsibility rules of ERISA, oversight of management's attestation that the Plans are in substantial compliance with ERISA.

On at least an annual basis, the Committee shall review financial information relating to the assets, changes in actuarial assumptions and potential funding requirements of the Pension Plans.

The Committee shall periodically receive reports on filings made with government agencies or other regulatory authorities relating to the financial status of the Pension Plans.

The Committee may receive periodically reports on significant issues related to the Corporation's non-U.S. based retirement programs.

In no event shall the Committee act as a named fiduciary (within the meaning of ERISA) of the Pension Plans, meaning, among other things, that the Committee shall have (a) no discretionary authority to manage or administer any Pension Plan, and (b) no investment authority with respect to any assets of the Pension Plans. Such authority is expressly reserved for the Named Fiduciary Committee or Committees of each Pension Plan.

EXHIBIT B

Corporate Governance and Nominating Committee

Charter

Corporate Governance and Nominating Committee of the Board of Directors of The Bank of New York Mellon

Purposes, Resources and General Considerations

The Corporate Governance and Nominating Committee (the "Committee") is appointed by the Board of Directors (the "Board") for the following purposes:

- to review and identify individuals qualified to become Board members, consistent with criteria approved by the Board;
- to recommend to the Board the director nominees for the next annual meeting of shareholders and to fill vacancies on the Board, subject to the provisions of Article Five of the Corporation's By-Laws;
- to develop and recommend to the Board a set of corporate governance guidelines applicable to the Corporation and proposed changes to such guidelines from time to time as may be appropriate; and
- to oversee the evaluation of the Board and the committees of the Board and of management (the latter by reference to the Human Resources and Compensation Committee).

In carrying out its responsibilities, each Committee member shall be entitled to rely on the integrity and expertise of those persons providing information to the Committee and on the accuracy and completeness of such information, absent actual knowledge to the contrary.

The Committee will have the resources and authority necessary to discharge its responsibilities, including sole authority to retain and terminate the engagement of such consultants or independent counsel to the Committee as it may deem helpful in carrying out its responsibilities, and to establish the fees and other terms for the retention of such consultants and counsel, such fees to be borne by the Corporation.

Composition, Meetings and Procedures

Subject to the provisions of Article Five of the Corporation's By-Laws, (a) the Committee will consist of three or more Directors who satisfy, as determined by the Board, the requirements of the New York Stock Exchange Listing Standards, including those with respect to independence, and any additional requirements that the Board deems appropriate, and (b) Committee members and the Committee Chairman shall be appointed annually by the Board on the recommendation of the Committee and serve at the pleasure of the Board.

Except as limited by law, regulation or the rules of the New York Stock Exchange, the Committee may form subcommittees for any purpose that it deems appropriate and may delegate to such subcommittees or to members of the Corporation's management such power and authority as it deems appropriate, provided, however, that any such subcommittees shall meet all applicable independence requirements and that the Committee shall not delegate to persons other than independent directors any functions that are required — under applicable law, regulation, or stock exchange rule — to be performed by independent directors.

The Committee shall meet as frequently as is necessary to fulfill its duties and responsibilities, but not less frequently than three times per year. A meeting of the Committee may be called by its chairman or any member.

The Committee may request any officer or employee of the Corporation, or any special counsel or advisor, to attend a meeting of the Committee or to meet with any members of, or consultant to, the Committee.

Minutes of its meetings will be approved by the Committee and maintained on its behalf. The Committee shall report its activities to the Board on a regular basis and make such recommendations as it deems necessary or appropriate.

Specific Responsibilities and Duties

The Committee shall develop, recommend to the Board, and review periodically the Corporate Governance Guidelines and shall review and make recommendations to the Board concerning corporate governance issues that may arise from time to time.

The Committee shall lead the search for qualified directors, review qualifications of individuals suggested by shareholders and directors as potential nominees, and identify nominees who are best qualified. The criteria for selecting nominees for election as directors of the Corporation shall include, but not be limited to, experience, accomplishments, education, skills, personal and professional integrity, diversity of the Board (in all aspects of that term) and the candidate's ability to devote the necessary time to service as a Director (including directorships held at other corporations and organizations).

The Committee shall recommend to the Board the nominees to be proposed by the Corporation for election as directors of the Corporation at the annual meeting of stockholders or to fill vacancies on the Board.

The Committee shall consider candidates recommended by the Corporation's shareholders in accordance with the procedures set forth in the Corporation's annual proxy statement.

When considering a person to be recommended for re-nomination as a Director of the Corporation, the Committee shall consider, among other factors, the attendance, preparedness, participation and candor of the individual as well as the individual's satisfaction of the criteria for the nomination of Directors set forth in the Corporate Governance Guidelines.

The Committee shall approve the service of the Chairman and the Chief Executive Officer as directors or trustees of other institutions and organizations and approve indemnification for such service.

Periodically, the Committee shall review contributions by the Corporation and any foundation established by the Corporation to director-related not-for-profit organizations for potential conflicts of interest, or the appearance thereof.

Annually, the Committee shall review compliance of the members of the Corporation's Board of Directors with the Corporation's Code of Conduct.

The Committee shall review and recommend to the Board policies regarding Director stock ownership.

The Committee shall consider the process for the orientation and continuing education of Directors.

Review of Board Committee Structure and Board Size

Subject to the provisions of Article Five of the Corporation's By-Laws, the Committee shall (a) review the Board's committee structure and responsibilities and recommend to the Board directors to serve as members of each committee, (b) review committee composition annually and recommend the appointment of new committee members, as necessary, and (c) periodically consider the appropriate size of the Board and recommend to the Board changes in Board size as warranted.

Review of Compensation and Benefits of Non-Management Directors

The Committee shall review on an annual basis non-employee director compensation and benefits and make recommendations to the Board on appropriate compensation. The Committee shall approve compensation arrangements for non-employee members of the boards of directors of the Corporation's significant subsidiaries.

Board Evaluation

The Committee shall oversee the evaluations of the Board and committees of the Board and, unless performed by the Human Resources and Compensation Committee, the Corporation's senior managers.

Annual Performance Evaluation and Charter Review

Annually, there shall be a performance evaluation of the Committee, which may be a self-evaluation or an evaluation employing such other resources or procedures as the Committee may deem appropriate. The Committee will review and assess the adequacy of this charter annually and recommend changes to the Board when necessary.

(This page intentionally left blank)

EXHIBIT C

Audit and Examining Committee

Charter

Audit and Examining Committee of the Board of Directors of The Bank of New York Mellon

General Purpose and Function of the Committee

The Committee will assist the Board in fulfilling its oversight responsibilities in respect of:

- the integrity of the Corporation's financial reporting process and systems of internal controls regarding finance and accounting;
- the integrity of the Corporation's financial statements;
- the performance of the Corporation's internal audit function;
- the registered independent public accountants' qualifications, independence and performance; and
- compliance with legal and regulatory requirements.

The Committee's function is one of oversight, recognizing that the Corporation's management is responsible for preparing the Corporation's financial statements, and the independent public accountants are responsible for auditing those statements. In adopting this Charter, the Board acknowledges that the Committee members are not employees of the Corporation and are not providing any expert or special assurance as to the Corporation's financial statements or any professional certification as to the work of the Corporation's independent public accountants or the auditing standards applied. Each Committee member shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation that provide information to the Committee and on the accuracy and completeness of the financial and other information provided to the Committee, absent actual knowledge to the contrary.

Annually, the Committee will prepare an Audit Committee Report as required by the Securities and Exchange Commission (the "SEC") to be included in the Corporation's proxy statement.

The Committee is responsible for maintaining open communication between the Committee and the registered independent public accountants, internal auditors, management, and the Board of Directors.

Composition, Membership and Tenure

Subject to the provisions of Article Five of the Corporation's By-Laws, the Committee shall consist of three or more members who satisfy the New York Stock Exchange ("NYSE") listing standards and other applicable rules and regulations. All members will be "financially literate" and at least one member will have "accounting or related financial management expertise." The Board of Directors will determine whether any member of the Audit Committee is an "audit committee financial expert" as defined by rules of the SEC.

If any member of the Committee simultaneously serves on the audit committees of more than two other public companies, the Board shall determine whether such simultaneous service would impair the member's ability to serve effectively on the Committee and disclose the determination in the proxy statement.

Subject to the provisions of Article Five of the Corporation's By-Laws, (a) the composition of the Committee and its independence shall be reviewed annually by the Corporate Governance and Nominating Committee and the Board of Directors, and (b) Committee members serve at the pleasure of the Board.

Duties and Responsibilities

Registered Independent Public Accountants

The Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of any registered independent public accountants engaged to prepare an audit report or to perform other audit, review or attest services for the Corporation, and such registered independent public accountants will report directly to the Committee. Annually, the Committee shall recommend that the Board request shareholder ratification of the appointment of the registered independent public accountants. The Committee also has the direct responsibility to evaluate and, when appropriate, to remove the registered independent public accountants.

The Committee shall discuss with the registered independent public accountants the overall scope and plans for its audit, including the adequacy of staffing. The Committee shall review with the registered independent public accountants the results of the audit, and the Committee shall discuss any management or internal control letter issued or proposed to be issued by the registered independent public accountants.

The Committee shall perform an annual evaluation of the registered independent public accountants' qualifications, performance, and independence and the performance of the lead engagement partner. In this connection, at least annually, the Committee shall obtain and review a report by the registered independent public accountants describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; the results of the most recent review of the firm by the Public Company Accounting Oversight Board; and (to assess the registered independent accountants' independence) all relationships between the registered independent public accountants and the listed company (including, in the latter regard, the annual communications required under Independence Standards Board Standard No. 1). The Committee shall discuss with the independent accountants their independence and the matters required to be discussed by Statements on Auditing Standards 114 (successor to Statements on Auditing Standards 61), 89, and 91 (regarding the audited financial statements) and 100 (regarding the interim financial statements), as amended, and any other applicable auditing standards.

The Committee shall discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner and shall consider whether there should be a regular rotation of the audit firm itself.

The Committee shall review with the registered independent public accountants any audit problems or difficulties, including any restrictions on the scope of the registered independent public accountants' activities or on access to requested information and any significant disagreements with management and management's response. The Committee shall oversee the process for the resolution of any such disagreement.

The Committee shall annually receive from the independent public accountants a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the registered independent public accountants: (i) the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q or services that are normally provided by the registered independent public accountants in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Corporation's financial statements, in the aggregate and by each major type of service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each major type of service; and (iv) all other products and services provided by the registered independent public accountants, in the aggregate and by each major type of service.

The Committee is responsible for the pre-approval of all audit and permitted non-audit services performed by the independent public accountants. In its discretion, the Committee may delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the registered independent public accountants, provided that any such approvals are presented to the Audit Committee at its next scheduled meeting. As an alternative to pre-approving each audit and non-audit service, the Committee may establish and disclose policies and procedures for pre-approval, provided that they meet the requirements of applicable laws and regulations.

Chief Auditor and Internal Audit Function

The Committee shall approve the appointment and periodically review the performance and replacement/rotation of the Chief Auditor, who will report directly to the Committee. Annually, or at other appropriate intervals, the Committee shall review and set the compensation of the Chief Auditor.

At least annually, the Committee shall review the organizational structure, qualifications, independence and performance of the internal audit department and the scope of its planned activities. Annually, the Audit Committee shall discuss with the registered independent public accountants and the Chief Auditor the responsibilities, budget and staffing of the internal audit department. The Committee shall approve audit plans (and amendments to audit plans), resources and budgets.

The Committee shall review significant issues identified by internal auditors together with management's responses and follow-up.

Audited Financial Statements and Quarterly Financial Statements

The Committee shall meet to review with management, the registered independent public accountants, and the Chief Auditor the Corporation's annual consolidated financial statements and the related opinion thereon, and the quarterly financial statements and report thereon, prior to the filing of such documents with the SEC. In this regard, the Committee shall consider (as may apply to such annual or quarterly statements) (i) the Corporation's specific disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations, (ii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements, (iii) significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including any significant changes in the Corporation's selection or application of accounting principles and any information presented regarding alternative GAAP methods or treatments and the effect that such alternatives would have on the financial statements, (iv) any other matters communicated to the Committee by the registered independent public accountants under generally accepted auditing standards, and (v) any management letter or schedule of unadjusted differences. The Committee shall review the registered independent public accountants' judgments about the quality and appropriateness of the accounting principles applied in the Corporation's financial reporting, and shall review and assess the reasonableness of analyses prepared by management and the registered independent public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements. Annually, on the basis of its review and discussion of such matters, the Committee shall recommend to the Board of Directors that the audited financial statements be included in the Corporation's annual report on Form 10-K for filing with the SEC,

Internal Control Over Financial Reporting

Quarterly, the Committee shall receive and consider a report from the Disclosure Committee and reports concerning the Corporation's internal control over financial reporting, including (i) information about (a) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal control over financial reporting, and (ii) management's responses to any such circumstance. The Committee shall discuss such matters with the Corporation's chief executive officer and chief financial officer.

Annually, the Committee shall review management's report on internal control over financial reporting to be included in the Corporation's Annual Report on Form 10-K. The Committee shall also review the registered independent public accountants' attestation and report on management's assessment regarding the Corporation's internal controls over financial reporting.

The Committee will review with management and the registered independent public accountants the content and the basis for reports relating to internal controls over financial reporting as required under the Federal Deposit Insurance Corporation Improvement Act of 1991.

Press Releases and Information Provided to Analysts and Rating Agencies

The Committee or, in its discretion, the Chairman of the Committee, shall discuss with management, the Chief Auditor and/or the registered independent public accountants, as appropriate, the types and presentation of information to be included in the Corporation's earnings press releases and financial information and earnings guidance, if any, provided to analysts and rating agencies.

Oversight of Compliance with Laws and Regulations, Tax Policy and Risk Management

The Committee will review with management, the General Counsel, the Chief Compliance Officer, and the Chief Auditor the Corporation's compliance with laws and regulations, and will also review management's assessment of the Corporation's compliance with respect to laws and regulations.

The Committee will periodically review with management the Corporation's policies and positions taken on tax issues.

The Committee will review and discuss policies with respect to risk assessment and risk management. The Committee may discharge this duty by receiving and discussing at least annually a report from the Risk Committee of the Board of Directors summarizing its review of the Corporation's methods for identifying and managing risks.

The Committee will receive from the Chief Compliance Officer the results of all significant regulatory examination reports, if any, and management's responses thereto. The Committee will receive quarterly reports from the Chief Compliance Officer on the Corporation's compliance program and any significant compliance matters and, at least once each quarter, shall have an executive session with the Chief Compliance Officer. The Committee will periodically review the scope of the work of the Compliance Department.

The Committee will receive from the General Counsel a quarterly report on all significant litigation and investigations and periodic updates on these matters as warranted by circumstances.

The Committee will receive from the Chief Compliance Officer each year a report on compliance with the Code of Conduct.

Separate Meetings with Chief Auditor, Registered Independent Public Accountants and General Counsel

Every regular meeting of the Committee shall include a separate executive session with each of the Chief Auditor, the Corporation's registered independent public accountants, and the Corporation's General Counsel.

Hiring Policies for Employees or Former Employees of Registered Independent Public Accountants

The Committee shall set a clear hiring policy for employees or former employees of the registered independent public accountants. Unless subsequently amended, such policy shall be that the Corporation will not hire any employee or former employee of the registered independent public accountants if such hiring would cause the registered independent public accountants to cease to be independent under applicable rules of the SEC.

Annual Review of Senior Officers' Perquisites and Expense Accounts and of Procedures for Preparation of the Compensation Disclosure and Analysis

Annually, the Committee shall review the perquisites and travel and entertainment expenses of the Corporation's Named Executive Officers whose compensation is reported in detail in the Company's proxy statement for the most recently completed fiscal year, and shall review the Corporation's procedures and controls for the preparation of the Compensation Disclosure and Analysis to be included in the proxy statement.

Committee Minutes and Regular Reports to the Board of Directors

The Committee shall maintain minutes of meetings and regularly report to the Board of Directors on significant results.

Whistleblower Complaints

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters.

Mellon Trust of New England, Mellon United National Bank, Mellon 1st Business Bank, N.A., and The Bank of New York Trust Company, N.A.

If required, the Committee may perform certain functions appropriate to an audit committee for Mellon Trust of New England, National Association, Mellon United National Bank, and Mellon 1st Business Bank, National Association, and The Bank of New York Trust Company, N.A.

Reports of Lawyers Concerning Evidence of Material Violations

The Committee shall review and discuss any reports received from attorneys with respect to evidence of material securities law violations or material breaches of fiduciary duties that were reported to the General Counsel or the Chief Executive Officer and not resolved to the satisfaction of the reporting attorney.

Meetings

The Committee shall meet as frequently as necessary to fulfill its duties and responsibilities, but not less frequently than quarterly. A meeting of the Committee may be called by its chairman or any member.

Authority, Resources and Access to Personnel, Books and Records

The Committee has the authority to engage such independent counsel and other advisors and to carry out such investigations as it deems necessary to discharge its duties. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any public accountants engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The Corporation shall also pay such amounts as the Committee deems appropriate as compensation of any legal or other advisors employed by the Committee, and ordinary administrative expenses of the Committee.

At all times, the Committee shall have access to the books and records of the Corporation and to such management and other personnel as it deems necessary or helpful in discharging its duties.

Committee Charter

The Committee will review and assess the adequacy of this written charter annually and recommend changes to the Board of Directors when necessary.

This charter will be published on the Corporation's Website and in the Annual Proxy Statement, as required, and will be available in written form upon request.

Subcommittees and Delegation

Except as limited by law, regulation or the rules of the NYSE, the Committee may form subcommittees for any purpose that it deems appropriate and may delegate to such committees or to other committees of the Board such power and authority as it deems appropriate.

Annual Performance Evaluation

Annually, there shall be a performance evaluation of the Committee, which may be a self-evaluation or an evaluation employing such other resources or procedures as the Committee and the Corporate Governance and Nominating Committee may deem appropriate.

EXHIBIT D

THE CODE OF CONDUCT

Our Code of Conduct provides the framework to maintain the highest standards of professional conduct. The Code of Conduct is a statement of the Company's values and ethical standards, and all employees and directors are required to adhere to its principles to ensure that we protect our most valuable asset, the reputation of The Bank of New York Mellon Corporation and its subsidiaries (the Company).

Through the Code of Conduct, we are guided by the following principles:

- Compliance with all applicable laws, regulations, policies and procedures is essential to our success and is required of every employee and director.
- All of our decisions and acts are proper, in terms of our own sense of integrity and how these acts might appear to others.
- Our interactions with present or prospective customers, suppliers, government officials, competitors, and the communities we serve comply with applicable legal requirements and follow the highest standards of business ethics.
- We are honest, trustworthy, and fair in all of our actions and relationships with, and on behalf of, the Company.
- Our books and records are maintained honestly, accurately, and in accordance with acceptable accounting practices.
- We avoid situations in which our individual personal interests conflict, may conflict or may appear to conflict with the interests of the Company or its customers.
- We secure business based on an honest, competitive market process, which contributes to the Company's earnings by providing customers with appropriate financial products and services.
- We maintain the appropriate level of confidentiality at all times with respect to information or data pertaining to customers, suppliers, employees or the Company itself.
- We protect and help maintain the value of the Company's assets, including facilities, equipment, and information.
- We act professionally and respect the dignity of others.
- We contribute to the effectiveness of the Code of Conduct by notifying management, or the non-management directors, whenever violations or possible violations are observed or suspected.

Employees and directors must apply the principles of the Code of Conduct in all of their business dealings and in every aspect of their employment by, or directorship of, the Company. The principles apply to all forms of communication, including voice, written, e-mail, and the Internet.

Employees and directors must consider their actions in light of how they might be interpreted by others and whether they are behaving appropriately and performing in the best overall interests of the Company. Compliance with the spirit and the letter of the Code of Conduct is critical and required. The Code of Conduct is set forth below. More extensive direction to help employees understand and apply the principles of the Code of Conduct is provided in the Interpretive Guidance, which is also required reading for all employees.

Avoiding Conflicts of Interest

Employees and directors must make all business decisions for the Company free of conflicting outside influences. Employee and director conflicts of interest, or potential conflicts of interest, must be identified and addressed appropriately. Employees are subject to restrictions with respect to compensation offered and received, gifts and entertainment presented and received, personal fiduciary appointments, acceptance of bequests, outside employment and other affiliations, signing authority on accounts at the Company, and holding a political office. Employees are required to disclose conflicts and potential conflicts in the above categories, as well as conflicting or potentially conflicting relationships with customers, prospects, suppliers, and other employees. Senior managers must review disclosures and determine whether individual employee situations are acceptable because they do not present a conflict of interest for the Company. Directors are required to disclose their potential conflicts of interest to the Chief Executive Officer or the General Counsel for their review.

Proper Use and Care of Information and Proper Record Keeping

The Company recognizes its obligation to shareholders, customers, and employees to ensure the protection, confidentiality, and integrity of all forms of data and information entrusted to it; employees and directors must maintain this confidentiality, even after they leave the Company. Employees and directors must also prevent misuse of confidential information, such as improper insider trading, trading upon material non-public information, and disclosing confidential information.

All entries made to books and records must be accurate and in accordance with established accounting and record-keeping procedures and sound accounting controls. Books and records must also be retained, as required, to comply with document retention requirements. Periodic reports submitted to the Securities and Exchange Commission, other regulators, management, and the public must reflect full, fair, accurate, timely, and understandable disclosure of the Company's financial condition.

Dealings with Customers, Prospects, Suppliers, and Competitors

All dealings with customers, prospects, suppliers, and competitors must be conducted in accordance with law and on terms that are fair and in the best interests of the Company. Decisions concerning placement of the Company's business with current or prospective customers and suppliers must be based solely on business considerations. Employees and directors must not allow personal relationships with current or prospective customers or suppliers to influence business decisions. Each employee who conducts business with customers, and who approves or can influence customer transactions must read and comply with the Company's Know Your Customer Policies and Procedures. Employees must be mindful of potential or actual conflicts of interests, inside or outside of the Company, that may influence business decisions or otherwise interfere with the performance of their particular responsibilities at the Company and their duties to customers. Employees must comply with all laws and regulations pertaining to anti-money laundering, record keeping, antitrust, fair competition, anti-racketeering, and anti- bribery applicable in the United States or non-U.S. locations where the Company does business.

Doing Business with the Government

The Company conducts business with various national and local governments and with government-owned entities. While employees must always follow the highest standards of business ethics with all customers, employees should be aware that there are special rules that apply to doing business with a government. Some practices that are acceptable when a private company is the client, such as nominal gifts or entertainment, may cause problems, or in some cases be a violation of a law, when working with governments or government agencies. All employees and directors involved in any part of the process of soliciting from or providing service to a government entity have special obligations to follow Company policies regarding "Doing Business with the Government." These policies also apply in circumstances where employees are supervising the work of third parties, such as consultants, agents or suppliers. Employees who have responsibilities for recruitment or hiring decisions must follow applicable laws regarding hiring former government officials, their family members or lobbyists.

Treating People Fairly and with Respect

It is the Company's policy to treat people fairly and with respect. All employees and directors must deal with present and prospective customers, suppliers, visitors, and other employees without any discrimination because of race, color, creed, religion, sex, national origin, ancestry, citizenship status, age, marital status, sexual orientation, physical or mental disability, veteran status, liability for service in the Armed Forces of the United States or any other classification prohibited by applicable law. Managers must create an environment free of hostility, harassment, discrimination, and intimidation. Managers and other employees who violate laws or the Company's policies requiring fairness and respectful treatment of others are subject to consequences that may include disciplinary action up to and including termination of employment. Any employee or director who believes that he or she has been the subject of harassment or discrimination, or who believes that an act of harassment or discrimination has occurred with respect to another employee or director, is encouraged to report the perceived violation.

Compliance with the Law

Employees and directors of the Company must not participate in any illegal or criminal activity. Any employee who has been formally accused of, convicted of or pleaded guilty to a felony, or has been sanctioned by a regulatory agency must report immediately such information in writing to the Director of Human Resources. Employees and directors must also respond to specific inquiries from the Company's independent public accounting firm and the Company's regulators. Employees and directors must protect the Company's assets in whatever ways are appropriate to maintain their value to the Company. Employees and directors must take care to use facilities, furnishings, and equipment properly and to avoid abusive, careless, and inappropriate behavior that may destroy, waste or cause the deterioration of Company property.

Employees should be aware of the laws and regulations applicable to the Company. These include, for example, the Bank Secrecy Act, the Bank Bribery Act, the Foreign Corrupt Practices Act, Sections 23A and 23B of the Federal Reserve Act (Regulation W), Federal Reserve Regulation O, the Securities Exchange Act of 1934, the Gramm-Leach-Bliley Act, the Sarbanes-Oxley Act of 2002, Federal Fair Lending Laws, the Fair Credit Reporting Act, the Community Reinvestment Act, U.S. Economic Sanctions Laws, the USA PATRIOT Act, Antitrust Laws, the Bank Holding Company Act — Laws and Regulations Regarding Tie-In Arrangements, U.S.

Antiboycott Laws and Regulations, the Employee Retirement Income Security Act of 1974 (ERISA), Title VII of the Civil Rights Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, and the Uniform Services Employment and Reemployment Rights Act, all of which are summarized in the Appendix A of the Code of Conduct. Training is conducted to ensure that key managers are familiar with these laws and regulations and understand their responsibility to promote compliance by their staff members.

Every possible situation cannot be anticipated in the Code of Conduct, so employees, or directors, who are uncertain about any aspect of the Code of Conduct or how it should be applied or interpreted, are encouraged to discuss the question with their manager, the Chief Compliance and Ethics Officer, the General Counsel or the Director of Human Resources. An employee or director who compromises or violates the law, and any employee who violates the Company's policies relating to the conduct of its business or the ethical standards contained in the Code of Conduct, is subject to corrective action, up to and including dismissal from employment or directorship at the Company and, in some cases, may also be subject to criminal or civil proceedings under applicable laws.

The Code of Conduct is published on the Company's Intranet site that is accessible to most employees. The Company also distributes a copy of the Code of Conduct annually to each employee either electronically or in hardcopy. Managers must review the Code of Conduct annually with their staff members. The Code of Conduct is also included in the materials given to new employees by Human Resources. Certain employees are required to annually complete a Code of Conduct Questionnaire and Affiliation Record and to certify that they recognize their responsibility to comply with the Code of Conduct. Managers must review the Questionnaire and Affiliation Record responses of employees on their staff and determine whether they are satisfactory, require further review by more senior managers or require corrective action.

Material changes to the Code of Conduct will be communicated to employees and directors promptly. Waivers of Code of Conduct requirements for executive officers and directors of the Company will be considered and, if appropriate, granted by the Board or a Board committee and disclosed.

All employees and directors are encouraged strongly to assist management in its efforts to ensure that the Code of Conduct is being followed by all employees (i.e., colleagues, staff members and superiors) and directors. Employees or directors observing or suspecting a breach of the Code of Conduct or any law, regulation or other Company policy by another employee or director in connection with that other employee's or director's conducting business for the Company, must report the breach and describe the circumstances to management or to the non-management director designated to receive complaints via mail or e-mail. Alternatively, the observing or suspecting employee or director can call the Employee Ethics Help Line or the Ethics Hot Line (Ethics Point), both of which allow for anonymous communication.

All reports are treated as confidential to the extent consistent with the appropriate investigation. Senior officers or the non-management director will investigate all matters reported and determine whether remedial action and notification to regulators or law enforcement is appropriate. Failure to fully cooperate with an internal investigation may result in disciplinary actions up to and including termination. Retaliation of any kind against any employee or director who makes a good faith report of an observed or suspected violation of the Code of Conduct or any law, regulation or Company policy is prohibited. All employees must respect the need for enforcement of the Code of Conduct and the importance of the disclosure of suspected violations.

OPTIONS FOR REPORTING

Reports of suspected or actual breaches of law, regulation or the Code of Conduct may be made to the employee's manager, a more senior manager in the business, the Chief Compliance and Ethics Officer, the General Counsel or the Director of Human Resources. Such reports may be made orally or in writing and will be treated as confidential to the extent consistent with appropriate investigation and remedial action. Reports can also be made via email at ethics@bnymellon.com or by calling the Company Ethics Help Line using the following phone numbers:

- *United States and Canada:* 1-888-635-5662
- *Europe:* 00-800-710-63562
- *Brazil:* 0800-891-3813
- *Australia:* 0011-800-710-63562
- *Asia:* 001-800-710-63562 (except Japan)
- *Japan:* appropriate international access code + 800-710-63562
- *All other locations:* call collect to 412-236-7519

If desired, Employees may call the Ethics Help Line anonymously, as calls to the Ethics Office do not display a caller's identification.

If employees are uncomfortable speaking with a representative of the Company directly, they may choose to contact the Ethics Hot Line (Ethics Point), an independent hotline provider, via the web at http://www.ethicspoint.com (the site is hosted on Ethics Point's secure servers and is not part of the Company's web site or intranet) or by calling the Ethics Hot Line (Ethics Point) at:

- *United States and Canada:* 1- 866-294-4696
- Outside the United States dial the following AT&T Direct Access Number for your country and carrier, then 866-294-4696
  - *United Kingdom:* British Telecom 0-800-89-0011; C&W 0-500-89-0011; NTL 0-800-013-0011
  - India 000-117

- *Brazil:* 0-800-890-0288
- *Ireland:* 1-800-550-000; Universal International Freephone 00-800-222-55288
- *Japan:* IDC 00 665-5111; JT 00 441-1111; KDDI 00 539-111
- *Australia:* Telstra 1-800-881-011; Optus 1-800-551-155
- *Hong Kong:* Hong Kong Telephone 800-96-1111;
- New World Telephone 800-93-2266
- *Singapore:* Sing Tel 800-011-1111; StarHub 800-001-0001

Reports may also be made to an independent Director of the Board who has been designated to receive such reports. Employees may contact the independent Director via mail addressed to The Bank of New York Mellon Corporation, Inc., Church Street Station, P.O. Box 2164, New York, New York 10008-2164, Attn: Non-Management Director, or via e-mail to non-managementdirector@bnymellon.com.

(This page intentionally left blank)

EXHIBIT E

THE BANK OF NEW YORK MELLON CORPORATION

LONG-TERM INCENTIVE PLAN

I. Purposes

The purposes of this Long-Term Incentive Plan (the "Plan") are to promote the growth and profitability of The Bank of New York Mellon Corporation (the "Corporation") and its Affiliates, to provide officers, other employees and non-employee directors of the Corporation and its Affiliates with the incentive to achieve long-term corporate objectives, to attract and retain officers, other employees and non-employee directors of outstanding competence, and to provide such individuals with an opportunity to acquire shares of common stock of the Corporation (the "Common Stock"). For purposes of the Plan, the term "Affiliate" shall mean any corporation, limited partnership or other organization in which the Corporation owns, directly or indirectly, 50% or more of the voting power.

II. General

2.1 *Administration.*

(a) *Committee Composition.* The Plan shall be administered by a Committee (the "Committee") appointed by the Board of Directors of the Corporation (the "Board"), each member of which shall at the time of any action under the Plan be (1) a "non employee director" as then defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule, (2) an "outside director" as then defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision, and (3) an "independent" director under the rules of the New York Stock Exchange. Notwithstanding the foregoing, unless otherwise determined by the Board, the Board shall administer the Plan, and otherwise exercise the same authority as the Committee, with respect to grants to members of the Board who are not employees of the Corporation or any Affiliate (the "Non-Employee Directors").

(b) *Authority.* The Committee shall have the authority in its sole discretion from time to time: (i) to designate the individuals eligible to participate in the Plan; (ii) to grant Awards, as hereinafter defined, under the Plan; (iii) to prescribe such limitations, restrictions and conditions upon any such Award as the Committee shall deem appropriate; and (iv) to interpret the Plan, to adopt, amend and rescind rules and regulations relating to the Plan, and to make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan. A majority of the Committee shall constitute a quorum, and the action of a majority of members of the Committee present at any meeting at which a quorum is present, or acts unanimously adopted in writing without the holding of a meeting, shall be the acts of the Committee.

(c) *Binding Action.* All actions of the Committee shall be final, conclusive and binding upon all persons. No member of the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder.

(d) *Delegation.* To the extent permitted by applicable law, the Committee may delegate, within limits it may establish from time to time, the authority to grant awards to employees who are not subject to Section 16 of the Exchange Act and who are not "covered employees", as defined in Section 162(m) of the Code.

2.2 *Eligibility.* The Committee may grant Awards under the Plan to any employee of the Corporation or any of its Affiliates. Non-Employee Directors shall also be eligible to be granted Awards other than incentive stock options. Eligible employees and Non Employee Directors are collectively referred to herein as "Participants". Subject to the provisions of the Plan, the Committee shall have full and final authority, in its discretion, to grant Awards as described herein and to determine the Participants to whom any such grant shall be made and the number of shares or value to be covered thereby. In determining the eligibility of any Participant, as well as in determining the number of shares or value covered by each Award, the Committee shall consider the position and the responsibilities of the Participant being considered, the nature and value to the Corporation or an Affiliate of his or her services, his or her present and/or potential contribution to the success of the Corporation or an Affiliate and such other factors as the Committee may deem relevant.

2.3 *Awards.*

(a) *Available Awards.* Awards under the Plan may consist of: stock options ("Options") (either incentive stock options within the meaning of Section 422 of the Code or nonstatutory stock options), stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance share units, deferred stock units and other stock-based awards (collectively, "Awards").

(b) *Award Agreements.* Each Award shall be confirmed by an agreement (an "Award Agreement") executed by the Corporation, in such form as the Committee shall prescribe from time to time in accordance with the Plan.

2.4 *Shares Available under the Plan.* The aggregate number of shares of Common Stock which may be issued and as to which grants of Awards may be made under the Plan is 70,000,000 shares, subject to adjustment and substitution as set forth in Section 9, all of which may be granted as incentive stock options. Notwithstanding the foregoing sentence, the maximum aggregate number of shares of the Common Stock which may be issued in connection with Awards of restricted stock, restricted stock units, performance share units, deferred stock units and other stock based awards, pursuant to which the Participant is not required to pay the Fair Market Value, as hereinafter defined, for the shares of Common Stock represented thereby, measured as of the grant date, is 28,000,000 shares.

For purposes of this Section 2.4, the number of shares of Common Stock to which an Award relates shall be counted against the number of shares of Common Stock available under the Plan at the time of grant of the Award, provided that tandem Awards shall not be double counted. If any Award under the Plan is cancelled by mutual consent or terminates or expires for any reason without having been exercised in full, except by reason of the exercise of a tandem Award, or if shares of Common Stock pursuant to an Award are forfeited pursuant to restrictions applicable to the Award, or if payment is made to the Participant in the form of cash, cash equivalents or other property other than shares of Common Stock, the number of shares subject thereto shall again be available for purposes of the Plan. Notwithstanding the foregoing, the following shares of Common Stock shall not become available for purposes of the Plan: (1) shares of Common Stock previously owned or acquired by the Participant that are delivered to the Corporation, or withheld from an Award, to pay the exercise price, (2) shares of Common Stock that are delivered or withheld for purposes of satisfying a tax withholding obligation, or (3) shares of Common Stock reserved for issuance upon the grant of a SAR Award that exceed the number of shares actually issued upon exercise. The shares which may be issued under the Plan may be either authorized but unissued shares or treasury shares or partly each, as shall be determined from time to time by the Board or its delegate.

2.5 *Individual Limitations on Awards.* The maximum aggregate number of shares of Common Stock which shall be available for the grant of Options and SARs to any one individual under the Plan during any calendar year shall be limited to 4,000,000 shares. The maximum number of shares subject to Awards (other than Options and SARs) that are intended to qualify as performance-based compensation under Section 162(m) of the Code and may be earned based on the achievement of Performance Criteria which may be granted for any calendar year is 800,000 shares or, if such Award is payable in cash, the Fair Market Value equivalent thereof. In the case of multi year Performance Periods, as hereinafter defined, the amount which is earned in any one calendar year of the Performance Period is the amount earned for the Performance Period divided by the number of calendar years in the period. The limitations in this Section 2.5 shall be interpreted and applied in a manner consistent with Section 162(m) of the Code.

2.6 *Conditions.* The obligation of the Corporation to issue shares of Common Stock under the Plan shall be subject to (i) the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to such shares, if deemed necessary or appropriate by counsel for the Corporation, (ii) the condition that the shares shall have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange, if any, on which the Common Stock may then be listed and (iii) all other applicable laws, regulations, rules and orders which may then be in effect.

2.7 *Forfeiture.* Notwithstanding any other provision of the Plan, the Committee may determine, and provide in an Award Agreement, that an Award shall be forfeited and/or shall be repaid to the Corporation if the Participant engages in (i) competition with the Corporation or any of its Affiliates, except that this limitation shall not apply where the Participant's employment or service is terminated by the Corporation or an Affiliate without cause (as defined in Section 3.5(e)) within two years following the occurrence of a Change in Control, or (ii) conduct that is materially adverse to the interests of the Corporation, including fraud or conduct contributing to any financial restatements or irregularities.

III. Stock Options and Stock Appreciation Rights

3.1 *Grant.* The Committee shall have authority, in its discretion, (a) to grant "incentive stock options" pursuant to Section 422 of the Code, (b) to grant "nonstatutory stock options" (i.e., Options which do not qualify under Sections 422 or 423 of the Code), (c) to grant tandem SARs in conjunction with Options and (d) to grant SARs on a stand alone basis. Tandem SARs may only be granted at the time the related Option is granted. No reload option rights or dividend equivalents may be granted in connection with any Option or SAR.

3.2 *Stock Option Provisions.*

(a) *Option Price.* The purchase price at which each Option may be exercised (the "Option Price") shall be such price as the Committee, in its discretion, shall determine but shall not be less than one hundred percent (100%) of the Fair Market Value per share of the Common Stock covered by the Option on the date of grant.

(b) *Form of Payment.* The Option Price for each Option shall be paid in full upon exercise and shall be payable (i) in cash (including check, bank draft or money order), which may include cash forwarded through a broker or other agent-sponsored exercise or financing program, or (ii) except as otherwise provided in the Award Agreement, in whole or in part by delivering to, or withholding from the Award, the Corporation shares of Common Stock having a Fair Market Value on the date of exercise of the Option equal to the Option Price for the shares being purchased; except that any portion of the Option Price representing a fraction of a share shall in any event be paid in cash, and delivered shares may be subject to terms and conditions imposed by the Committee. If permitted by the Committee, delivery of shares in payment of the Option Price of an Option may be accomplished by the Participant's certification of ownership of the shares to be delivered, in which case the number of shares issuable on exercise of the Option shall be reduced by the number of shares certified but not actually delivered.

(c) *Limitation on Incentive Stock Options.* The aggregate Fair Market Value, determined on the date of grant, of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year under all plans of the corporation employing such employee, any parent or subsidiary corporation of such corporation and any predecessor corporation of any such corporation shall not exceed $100,000. To the extent the amount is exceeded, such stock options shall be nonstatutory stock options.

(d) *Exercisability and Term.* Options shall become exercisable at such time or times and/or upon the occurrence of such event or events as may be determined by the Committee. No Option shall be exercisable after the expiration of ten years. To the extent exercisable at any time, Options may be exercised in whole or in part. Each Option shall be subject to earlier termination as provided in Sections 3.3(d) and 3.5 hereof.

3.3 *Stock Appreciation Right Provisions.*

(a) *Price of Stand-Alone SARs.* The base price for stand-alone SARs (the "Base Price") shall be such price as the Committee, in its sole discretion, shall determine but shall not be less than one hundred percent (100%) of the Fair Market Value per share of the Common Stock covered by the stand-alone SAR on the date of grant.

(b) *Payment of SARs.* SARs shall entitle the Participant upon exercise to receive the amount by which the Fair Market Value of a share of Common Stock on the date of exercise exceeds the Option Price of any tandem Option or the Base Price of a stand-alone SAR, multiplied by the number of shares in respect of which the SAR shall have been exercised. In the sole discretion of the Committee, the Corporation may pay all or any part of its obligation arising out of a SAR exercise in cash, shares of Common Stock or any combination thereof. Payment shall be made by the Corporation upon the date of exercise.

(c) *Term and Exercise of Stand-Alone SARs.* The term of any stand-alone SAR granted under the Plan shall be for such period as the Committee shall determine, but for not more than ten years from the date of grant thereof. Each stand-alone SAR shall be subject to earlier termination as provided in Section 3.5 hereof. Each stand-alone SAR granted under the Plan shall be exercisable on such date or dates during the term thereof and for such number of shares of Common Stock as may be provided in the Award Agreement.

(d) *Term and Exercise of Tandem SARs.* If SARs are granted in tandem with an Option (i) the SARs shall be exercisable at such time or times and to such extent, but only to such extent, that the related Option shall be exercisable, (ii) the exercise of the related Option shall cause a share for share reduction in the number of SARs which were granted in tandem with the Option; and (iii) the payment of SARs shall cause a share for share reduction in the number of shares covered by such Option.

3.4 *Non-Transferability.* No incentive stock option and, except to the extent otherwise determined by the Committee and reflected in the Award Agreement or an amendment thereto, no nonstatutory stock option, SAR or other award shall be transferable by the grantee otherwise than by Will, or if the grantee dies intestate, by the laws of descent and distribution of the state of domicile of the grantee at the time of death; provided, further that awards may not in any event be transferred in exchange for consideration. All incentive stock options and, except to the extent otherwise determined by the Committee and reflected in the Award Agreement or an amendment thereto, all nonstatutory stock options, SARs and other purchase rights shall be exercisable during the lifetime of the grantee only by the grantee.

3.5 *Employees; Post-termination Exercise Periods.* Except as otherwise expressly provided to the contrary in the applicable Award Agreement or as prohibited by local law, in the case of a Participant whose employment is terminated:

(a) *Early Retirement.* If termination of employment of a Participant occurs on or after age 55 and prior to attainment of age 60, the Participant shall have the right to exercise his or her Options and SARs within three years from the date of termination, to the extent such Options and SARs were exercisable at the time of such termination. If termination of employment of a Participant occurs on or after age 60 and prior to attainment of age 65, the Options and SARs shall continue to vest for a period of five years from the date of termination and the Participant shall have the right to exercise his or her Options and SARs within such period, to the extent exercisable at the time of termination or during the post-termination exercise period.

(b) *Retirement.* If termination of employment of a Participant occurs on or after age 65, his or her Options and SARs shall fully vest and may be exercised within seven years from the date of termination.

(c) *Death.* If a Participant shall die while employed by the Corporation or an Affiliate or within a period following termination of employment during which the Option or SAR remains exercisable under paragraphs (a), (b), (d), (e) or (f) of this Section 3.5, his or her Options and SARs shall fully vest and may be exercised within a period of two years from the date of death by the executor or administrator of the Participant's estate or by the person or persons to whom the Participant shall have transferred such right by will or by the laws of descent and distribution.

(d) *Disability.* If termination of employment of a Participant is by reason of the disability of the Participant covered by a long-term disability plan of the Corporation or an Affiliate then in effect, his or her Options and SARs shall fully vest and may be exercised within the period of two years after the date of termination of employment.

(e) *Change in Control.* In the event the employment of a Participant is terminated by the Corporation or an Affiliate without cause within two years after the occurrence of a Change in Control, as hereinafter defined, following the date of grant, his or her Options and SARs shall fully vest and may be exercised within one year after the date such termination occurred. For purposes of this paragraph, "without cause" shall mean any termination of employment where it cannot be shown that the employee has (i) willfully failed to perform his or her employment duties for the Corporation or an Affiliate, (ii) willfully engaged in conduct that is materially injurious to the Corporation or an Affiliate, monetarily or otherwise, or (iii) committed acts that constitute a felony under applicable federal or state law or constitute common law fraud. For purposes of this paragraph, no act or failure to act on the Participant's part shall be considered "willful" unless done, or omitted to be done, by him or her not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Corporation or Affiliate.

(f) *Sale of Business Unit or Subsidiary.* If termination of a Participant is due to the sale of a business unit or subsidiary of the Corporation by which the Participant is employed, the Participant shall have the right to exercise his or her Options and SARs within two years from the date of termination, to the extent such Options and SARs were exercisable at the time of such termination, plus an additional pro rata amount with respect to those Options and SARs grants that are not fully vested on the date of termination of employment equal to (i) the number of whole and fractional months of the Participant's employment that have elapsed from the grant date through the date of termination, divided by (ii) the number of whole and fractional months in the vesting period for the relevant grant, with the result multiplied by (iii) the number of Options and SARs subject to the relevant grant, and with that result reduced by (iv) the extent to which such Options and SARs were exercisable at the time of such termination.

(g) *Involuntary Termination.* If the Corporation involuntary terminates a Participant's employment without cause, as determined by the Committee or its delegate in its sole discretion, the Participant shall have the right to exercise his or her Options and SARs within thirty days from the date of termination, to the extent such Options and SARs were exercisable at the time of such termination.

(h) In the event all employment of a Participant with the Corporation or an Affiliate is terminated for any reason other than as stated in the preceding paragraphs (a) through (g), his or her Options and SARs shall terminate upon such termination of employment. In the event Options and/or SARs are not vested, or do not vest, upon a termination of employment, the unvested Options and/or SARs shall be forfeited and shall terminate, except as provided in the preceding paragraph (a).

(i) Notwithstanding the foregoing, in no event shall an Option or SAR granted hereunder be exercisable after the expiration of its term.

3.6 *Non-Employee Directors; Post-separation Exercise Periods.* Except as otherwise expressly provided to the contrary in the applicable Award Agreement, in the case of a Non Employee Director whose service is terminated:

(a) *Termination other than death or disability.* If a Participant ceases to be a Non Employee Director of the Corporation for any reason other than death or disability, any then outstanding Option or SAR of such Participant shall be exercisable, to the extent exercisable by the Participant immediately prior to ceasing to be a Non-Employee Director, at any time prior to the expiration date of such Option or SAR.

(b) *Death or disability during service.* Following the death or disability of a Participant during service as a Non-Employee Director, any Option or SAR of the Participant outstanding at the time of death or disability shall be exercisable in full, whether or not so exercisable immediately prior to the death or disability of the Participant, by the Participant or person entitled to do so under the will of the Participant, as the case may be, or, if the Participant shall fail to make testamentary disposition of the Option or SAR or shall die intestate, by the legal representative of the Participant at any time prior to the expiration date of such Option or SAR.

(c) Notwithstanding the foregoing, in no event shall an Option or SAR granted hereunder be exercisable after the expiration of its term.

3.7 *Fair Market Value.* For all purposes under the Plan, the fair market value (the "Fair Market Value") of the Common Stock shall mean the closing price of a share of Common Stock in the New York

Stock Exchange Composite Transactions on the relevant date, or, if no sale shall have been made on such exchange on that date, the closing price in the New York Stock Exchange Composite Transactions on the last preceding day on which there was a sale.

3.8 *Miscellaneous.* Subject to the foregoing provisions of this Section and the other provisions of the Plan, any Option or SAR granted under the Plan may be exercised at such times and in such amounts and be subject to such restrictions and other terms and conditions, if any, as shall be determined, in its discretion, by the Committee and set forth in the Award Agreement, or an amendment thereto.

IV. Restricted Stock

4.1 *Award.* The Committee may, subject to the provisions of the Plan and such other terms and conditions as it may prescribe, grant one or more shares of restricted stock to Participants.

4.2 *Restrictions.* Shares of restricted stock issued to a Participant may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine, beginning on the date on which the Award is granted (as applicable to any Award, the "Restricted Period"). The Committee may also impose such other restrictions, limitations and conditions on the shares or the release of the restrictions thereon as it deems appropriate, including the achievement of Performance Goals and/or based upon Performance Criteria, as hereinafter defined, established by the Committee, limitations on the right to vote restricted stock or the right to receive dividends thereon on a current, reinvested and/or restricted basis. In determining the Restricted Period of an Award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on specified dates following the date of such Award or all at once. The Restricted Period applicable to restricted stock granted to employees shall, in the case of a time based restriction, be not less than three years, with no more frequent than ratable vesting over such period or, in the case of a performance based restriction, be not less than one year; provided, however, that up to ten percent (10%) of the sub-limit of shares available for awards of restricted stock and other awards pursuant to which the Participant is not required to pay the Fair Market Value, as provided in Section 2.4, may be granted as restricted stock with no minimum vesting period.

4.3 *Stock Certificate or Book-Entry.* As soon as practicable following the making of an Award, the restricted stock shall be registered in the Participant's name in certificate or book entry form. If a certificate is issued, it shall bear an appropriate legend referring to the restrictions and it shall be held by the Corporation on behalf of the Participant until the restrictions are satisfied. If the shares are registered in book-entry form, the restrictions shall be placed on the book-entry registration. Except for the transfer restrictions, and subject to such other restrictions or limitations, if any, as determined by the Committee, the Participant shall have all other rights of a holder of shares of Common Stock, including the right to receive dividends paid with respect to the Restricted Stock and the right to vote such shares. As soon as is practicable following the date on which transfer restrictions on any shares lapse, the Corporation shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant's name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by the Corporation.

4.4 *Termination of Employment or Service.* Except as otherwise expressly provided to the contrary in the applicable Award Agreement or as prohibited by local law, in the case of a Participant whose employment is terminated:

(a) *Death, Disability or Retirement.* All restrictions placed upon restricted stock shall lapse immediately upon termination of the Participant's employment or service with the Corporation or an Affiliate if such termination is by reason of the Participant's death, the disability of the Participant covered by a long-term disability plan of the Corporation or an Affiliate then in effect or if such termination occurs on or after age 55 and the Participant is credited with at least ten years of employment or service with the Corporation, an Affiliate or predecessor thereof. If the Participant's termination of employment or service with the Corporation occurs on or after age 55 and the Participant is credited with less than ten years of employment or service with the Corporation, an Affiliate or predecessor thereof, all restrictions shall lapse upon a number of shares of restricted stock equal to (i) the number of whole and fractional months of the Participant's employment that have elapsed from the grant date through the date of termination, divided by (ii) the number of whole and fractional months in the vesting period for the relevant grant, with the result multiplied by (iii) the number of shares of restricted stock subject to the relevant grant.

(b) *Sale of Business Unit or Subsidiary.* All restrictions placed upon restricted stock shall lapse immediately upon termination of a Participant's employment or service due to the sale of a business unit or subsidiary of the Corporation by which the Participant is employed.

(c) *Other Termination of Employment.* Upon the effective date of a termination for any reason not specified in paragraphs (a) or (b) of this Section 4.4, all shares then subject to restrictions immediately shall be forfeited to the Corporation without consideration or further action being required of the Corporation. In the event the restrictions applicable to restricted stock do not lapse upon a termination of employment, the shares of restricted stock shall be forfeited and shall terminate.

(d) *Discretion.* Subject to Section 4.2, the Committee may in its discretion allow restrictions on restricted stock to lapse prior to the date specified in an Award Agreement.

V. Restricted Stock Units

5.1 *Award of Restricted Stock Units.* The Committee may, subject to the provisions of the Plan and such other terms and conditions as it may prescribe, grant restricted stock units to Participants.

5.2 *Restrictions.* The Restricted Period applicable to restricted stock units granted to employees shall, in the case of a time based restriction, be not less than three years, with no more frequent than ratable vesting over such period or, in the case of a performance based restriction, be not less than one year; provided, however, that up to ten percent (10%) of the sub-limit of shares available for awards of restricted stock units and other awards pursuant to which the Participant is not required to pay the Fair Market Value, as provided in Section 2.4, may be granted restricted stock units with no minimum vesting period. The Committee may also impose such other restrictions, limitations and conditions on the restricted stock units or the release of the restrictions thereon as it deems appropriate, including the achievement of Performance Goals and/or based upon Performance Criteria established by the Committee and the right to receive dividend equivalents thereon, on a current, reinvested and/or restricted basis. In determining the Restricted Period of an Award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the restricted stock units on specified dates following the date of such Award or all at once.

5.3 *Termination of Employment or Service.* Except as otherwise expressly provided to the contrary in the applicable Award Agreement or as prohibited by local law, in the case of a Participant whose employment is terminated:

(a) *Death, Disability or Retirement.* All restrictions placed upon restricted stock units shall lapse immediately upon termination of the Participant's employment or service with the Corporation or an Affiliate if such termination is by reason of the Participant's death, the disability of the Participant covered by a long-term disability plan of the Corporation or an Affiliate then in effect or if such termination occurs on or after age 55 and the Participant is credited with at least ten years of employment or service with the Corporation or an Affiliate or predecessor thereof. If the Participant's termination of employment or service with the Corporation or an Affiliate occurs on or after age 55 and the Participant is credited with less than ten years of employment or service with the Corporation, an Affiliate or predecessor thereof, all restrictions shall lapse upon a number of restricted stock units equal to (i) the number of whole and fractional months of the Participant's employment that have elapsed from the grant date through the date of termination, divided by (ii) the number of whole and fractional months in the vesting period for the relevant grant, with the result multiplied by (iii) the number of restricted stock units subject to the relevant grant.

(b) *Sale of Business Unit or Subsidiary.* All restrictions placed upon restricted stock units shall lapse immediately upon termination of a Participant's employment or service due to the sale of a business unit or subsidiary of the Corporation by which the Participant is employed.

(c) *Other Termination of Employment.* Upon the effective date of a termination for any reason not specified in paragraphs (a) or (b), all restricted stock units then subject to restrictions immediately shall be forfeited to the Corporation without consideration or further action being required of the Corporation. In the event the restrictions applicable to restricted stock units do not lapse upon a termination of employment, the restricted stock units shall be forfeited and shall terminate.

(d) *Discretion.* Subject to Section 5.2, the Committee may in its discretion allow restrictions on restricted stock units to lapse prior to the date specified in the Award Agreement.

5.4 *Payment.* During the two and one-half months following the end of the calendar year in which vesting occurs, the Corporation shall either pay to the Participant or his estate in cash an amount equal to the number of restricted share units vested multiplied by the Fair Market Value of a share of the Common Stock on such date. Notwithstanding the foregoing sentence, the Committee shall have the authority, in its discretion, to determine that the obligation of the Corporation shall be paid in shares of Common Stock or part in cash and part in shares of Common Stock.

VI. Performance Share Units

6.1 *Grant.* The Committee may, subject to the provisions of the Plan and such other terms and conditions as it may prescribe, grant performance share units to Participants. Performance share units shall represent the right of a Participant to receive shares of Common Stock (or their cash equivalent) at a future date upon the achievement of Performance Goals established by the Committee, during a specified performance period (a "Performance Period") of not less than one year. Performance share units may include the right to receive dividend equivalents thereon, on a current, reinvested and/or restricted basis.

6.2 *Terms of Performance Share Units.*

(a) *General.* The provisions of this paragraph (a) shall apply to awards that are intended to qualify under Section 162(m) of the Code. The terms established by the Committee for performance share units shall be objective such that a third party having knowledge of the relevant facts could determine whether or not any Performance Goal has been achieved, or the extent of such achievement, and the amount, if any, which has been earned by the Participant based on such performance. The Committee may retain the discretion to reduce (but not to increase) the amount or number of performance share units which will be earned based on the achievement of Performance Goals. When the Performance Goals are established, the Committee shall also specify the manner in which the level of achievement of such Performance Goals shall be calculated and the weighting assigned to such Performance Goals. The Committee may determine that unusual items or certain specified events or occurrences, including changes in accounting standards or tax laws, shall be excluded from the calculation to the extent permitted in Section 162(m) of the Code.

(b) *Performance Goals.* "Performance Goals" shall mean goals based upon the achievement of one or more preestablished, objective measures of performance during a specified Performance Period, selected by the Committee in its discretion. Performance Goals may be based upon one or more of the following objective performance measures (the "Performance Criteria") and expressed in either, or a combination of, absolute or relative values or as a percentage of an incentive pool: earnings or earnings per share; total return to stockholders; return on equity, assets or investment; pre-tax margins; revenues; expenses; costs; stock price; investment performance of funds or accounts or assets under management; market share; charge-offs; non-performing assets; income; operating, net or pre tax income; business diversification; operating ratios or results; cash flow. Performance Goals based on such Performance Criteria may be based either on the performance of the Corporation, an Affiliate, any branch, department, business unit or other portion thereof under such measure for the Performance Period and/or upon a comparison of such performance with the performance of a peer group of corporations, prior Performance Periods or other measure selected or defined by the Committee at the time of making an Award. The Committee may in its discretion also determine to use other objective performance measures for Performance Goals and/or other terms and conditions even if such Award would not qualify under Section 162(m) of the Code, provided that the Committee identifies the Award as non qualifying at the time of Award.

(c) *Committee Certification.* Following completion of the applicable Performance Period, and prior to any payment of a performance share unit to the Participant which is intended to qualify under Section 162(m) of the Code, the Committee shall determine in accordance with the terms of the Award and shall certify in writing whether the applicable Performance Goal(s) were achieved, or the level of such achievement, and the amount, if any, earned by the Participant based upon such performance. For this purpose, approved minutes of the meeting of the Committee at which certification is made shall be sufficient to satisfy the requirement of a written certification.

6.3 *Termination of Employment.* Except as otherwise expressly provided to the contrary in the applicable Award Agreement, to be entitled to receive payment for a performance share unit, a Participant must remain in the employment of the Corporation or an Affiliate through the date of payment for such performance share unit.

6.4 *Payment.* Payment of performance share units shall be made during the two and one-half months following the end of the calendar year in which vesting occurs. In the sole discretion of the Committee, the Corporation may pay all or any part of its obligation under the performance share unit in cash, shares of Common Stock or any combination thereof.

VII. Deferred Stock Units

7.1 *Award.* The Committee may, subject to the provisions of the Plan and such other terms and conditions as it may prescribe, award deferred stock units to eligible Participants. A deferred stock unit shall entitle the Participant to receive from the Corporation a number of shares of Common Stock on a deferred payment date specified by the Participant. Notwithstanding the foregoing sentence, the Committee shall have the authority, in its discretion, to determine that the obligation of the Corporation shall be paid in cash, shares of Common Stock or any combination thereof.

7.2 *Terms of Deferred Stock Units.* Deferred stock units shall be granted upon such terms as the Committee shall determine, subject to any minimum vesting requirement applicable to restricted stock units. Except as otherwise provided by the Committee, a deferred stock unit shall entitle the Participant to receive dividend equivalents payable no earlier than the date payment is elected for the deferred stock unit. Dividend equivalents shall be calculated on the number of shares covered by the deferred stock unit as soon as practicable after the date dividends are payable on the Common Stock.

VIII. Other Stock-Based Awards

8.1 *Grant.* The Committee shall have the authority in its discretion to grant to eligible Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, purchase rights, shares awarded without restrictions or conditions, or securities or other rights convertible or exchangeable into shares of Common Stock. Other stock-based awards, excepting purchase rights, may include the right to receive dividends or dividend equivalents, as the case may be, on a current, reinvested and/or restricted basis.

8.2 *Terms of Other Stock-Based Awards.* The Committee shall determine the terms and conditions, if any, of any other stock-based awards made under the Plan, including the achievement of Performance Goals and/or based upon Performance Criteria, subject to any minimum vesting requirements applicable to restricted stock units or restricted stock, as applicable. In the discretion of the Committee, such other stock-based awards, including shares of Common Stock, or other types of Awards authorized under the Plan, may be used in connection with, or to satisfy obligations of the Corporation or an Affiliate to eligible employees under, other compensation or incentive plans, programs or arrangements of the Corporation or an Affiliate. Other stock-based awards may be granted alone, in addition to or in tandem with other Awards granted under the Plan and/or awards made outside of the Plan. Shares of Common Stock or securities delivered pursuant to a purchase right granted under this Section 8 shall be purchased for such consideration, paid for by such methods and in such forms, including, without limitation, cash, shares of Common Stock, or other property or any combination thereof, as the Committee shall determine, but the value of such consideration shall not be less than the Fair Market Value of such shares of Common Stock or other securities on the date of grant of such purchase right. The exercise of the purchase right shall not be deemed to occur, and no shares of Common Stock or other securities will be issued by the Corporation upon exercise of a purchase right, until the Corporation has received payment in full of the exercise price.

IX. Adjustment and Substitution of Shares

If a dividend or other distribution shall be declared upon the Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any outstanding Options, SARs, restricted stock units, performance share units, deferred stock units, or other stock-based awards, the number of shares of Common Stock which may be issued under the Plan but are not then subject to outstanding Awards, the maximum number of shares as to which Options, SARs, performance share units and other Awards based upon Performance Criteria may be granted and as to which shares may be awarded during any calendar year under Section 2, and any sub limits contained within Section 2 with respect to full value Awards or otherwise, shall be adjusted by adding thereto the number of shares of Common Stock which would have been distributable thereon if such shares had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend or distribution. Shares of Common Stock so distributed with respect to any restricted stock held in escrow shall also be held by the Corporation in escrow and shall be subject to the same restrictions as are applicable to the restricted stock on which they were distributed.

If the outstanding shares of Common Stock shall be changed into or exchangeable for a different number or kind of shares of stock or other securities of the Corporation or another corporation, or cash or other property, whether through reorganization, reclassification, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each share of Common Stock subject to any then outstanding Option, SAR, restricted stock unit, performance share unit, deferred stock unit or other stock based award and for each share of Common Stock which may be issued under the Plan but which is not then subject to any outstanding Award, the number and kind of shares of stock or other securities (and in the case of outstanding Options, SARs, restricted stock units, performance share units, deferred stock units or other stock based awards, the cash or other property) into which each outstanding share of the Common Stock shall be so changed or for which each such share shall be exchangeable. Unless otherwise determined by the Committee in its discretion, any such stock or securities, as well as any cash or other property, into or for which any restricted stock held in escrow shall be changed or exchangeable in any such transaction shall also be held by the Corporation in escrow and shall be subject to the same restrictions as applicable to the restricted stock in respect of which such stock, securities, cash or other property was issued or distributed.

In case of any adjustment or substitution as provided for in this Section 10, the aggregate Option Price, Base Price or exercise price for all shares subject to each then outstanding Option, SAR, other stock based award or other award representing a right to purchase shares, prior to such adjustment or substitution shall be the aggregate Option Price, Base Price or exercise price for all shares of stock or other securities (including any fraction), cash or other property to which such shares shall have been adjusted or which shall have been substituted for such shares. Any new Option Price, Base Price or exercise price per share or other unit shall be carried to at least three decimal places with the last decimal place rounded upwards to the nearest whole number.

If the outstanding shares of the Common Stock shall be changed in value by reason of any spin off, split off or split up, or dividend in partial liquidation, dividend in property other than cash, or extraordinary distribution to stockholders of the Common Stock, (a) the Committee shall make any adjustments to any then outstanding Option, SAR, restricted stock unit, performance share unit, deferred stock unit or other stock based award which it determines are equitably required to prevent dilution or enlargement of the rights of optionees and awardees which would otherwise result from any such transaction, and (b) unless otherwise determined by the Committee in its discretion, any stock, securities, cash or other property distributed with respect to any restricted stock held in escrow or for which any restricted stock held in escrow shall be exchanged in any such transaction shall also be held by the Corporation in escrow and shall be subject to the same restrictions as are applicable to the restricted stock in respect of which such stock, securities, cash or other property was distributed or exchanged.

No adjustment or substitution provided for in this Section 9 shall require the Corporation to issue or sell a fraction of a share or other security. Accordingly, all fractional shares or other securities which result from any such adjustment or substitution shall be eliminated and not carried forward to any subsequent adjustment or substitution. Owners of restricted stock held in escrow shall be treated in the same manner as owners of Common Stock not held in escrow with respect to fractional shares created by an adjustment or substitution of shares, except that, unless otherwise determined by the Committee in its discretion, any cash or other property paid in lieu of a fractional share shall be subject to restrictions similar to those applicable to the restricted stock exchanged therefor.

If any such adjustment or substitution provided for in this Section 9 requires the approval of stockholders in order to enable the Corporation to grant incentive stock options, then no such adjustment or substitution shall be made without the required stockholder approval. Notwithstanding the foregoing, (i) in the case of incentive stock options, if the effect of any such adjustment or substitution would be to cause the Option to fail to continue to qualify as an incentive stock option or to cause a modification, extension or renewal of such Option within the meaning of Section 424 of the Code, the Committee may elect that such adjustment or substitution not be made but rather shall use reasonable efforts to effect such other adjustment of each then outstanding Option as the Committee, in its discretion, shall deem equitable and which will not result in any disqualification, modification, extension or renewal (within the meaning of Section 424 of the Code) of such incentive stock option and (ii) all adjustments shall be made in a manner compliant with Section 409A of the Code.

X. Additional Rights in Certain Events

10.1 *Change in Control.*

(a) A "*Change in Control*" means any of the following:

(1) During any period of not more than two years, the Incumbent Directors no longer represent a majority of the Board. "Incumbent Directors" are (A) the members of the Board as of July 1, 2007 and (B) any individual who becomes a director subsequent to the date hereof whose appointment or nomination was approved by at least a majority of the Incumbent Directors then on the Board (either by specific vote or by approval, without prior written notice to the Board objecting to the nomination, of a proxy statement in which the member was named as nominee). However, the Incumbent Directors will not include anyone who becomes a member of the Board after the date hereof as a result of an actual or threatened election contest or proxy or consent solicitation on behalf of anyone other than the Board, including as a result of any appointment, nomination or other agreement intended to avoid or settle a contest or solicitation.

(2) There is a beneficial owner of securities entitled to 20% or more of the total voting power of the Corporation's then-outstanding securities in respect of the election of the Board ("Voting Securities"), other than (A) the Corporation, any subsidiary of it or any employee benefit plan or related trust sponsored or maintained by the Corporation or any subsidiary of it; (B) any underwriter temporarily holding securities pursuant to an offering of them; or (C) anyone who becomes a beneficial owner of that percentage of Voting Securities as a result of an Excluded Transaction (as defined in Section 10.1(a)(3) without regard to 10.1(a)(3)(B)).

(3) Consummation of a merger, consolidation, statutory share exchange or similar transaction (including an exchange offer combined with a merger or consolidation) involving the Corporation (a "Reorganization") or a sale, lease or other disposition (including by way of a series of transactions or by way of merger, consolidation, stock sale or similar transaction involving one or more subsidiaries) of all or substantially all of the Corporation's consolidated assets (a "Sale") other than an Excluded Transaction. A Reorganization or Sale is an "Excluded Transaction" if immediately following it:

(A) 55% or more of the total voting power of the Surviving Company's then-outstanding securities in respect of the election of directors (or similar officials in the case of a non-corporation) is represented by Voting Securities outstanding immediately before the Reorganization or Sale or by securities into which such Voting Securities were converted in the Reorganization or Sale;

(B) there is no beneficial owner of securities entitled to 20% or more of the total voting power of the then-outstanding securities of the Surviving Company in respect of the election of directors (or similar officials in the case of a non-corporation); and

(C) a majority of the board of directors of the Surviving Company (or similar officials in the case of a non-corporation) were Incumbent Directors at the time the Board approved the execution of the initial agreement providing for the Reorganization or Sale. The "Surviving Company" means in a Reorganization, the entity resulting from the Reorganization or in a Sale, the entity that has acquired all or substantially all of the assets of the Corporation, except that, if there is a beneficial owner of securities entitled to 95% of the total voting power (in respect of the election of directors or similar officials in the case of a non-corporation) of the then-outstanding securities of the entity that would otherwise be the Surviving Company, then that beneficial owner will be the Surviving Company.

(4) The Corporation's stockholders approve a plan of complete liquidation or dissolution of the Corporation.

For purposes of this definition of "Change in Control," the term "beneficial owner" has the meaning assigned in Rule 13d-3 under the Exchange Act, as that rule is in effect as of the date hereof. After any Excluded Transaction, the Surviving Company will be treated as the Corporation for all purposes of the definition of Change in Control.

10.2 *Lapse of Restrictions on Restricted Stock, Restricted Stock Units, Deferred Stock Units, and Other Stock-Based Awards.* Except as otherwise expressly provided to the contrary in an Award Agreement, in the event the employment or service of a Participant is terminated by the Corporation and its Affiliates without cause within two years after the occurrence of a Change in Control, his or her restricted stock, restricted stock units, deferred stock units and other stock based awards shall fully vest and, to the extent subject to an exercise right, may be exercised within one year after the date such termination occurred; provided, however, that the restricted stock units, deferred stock units and other stock based awards shall remain payable on the date(s) provided in the underlying Award Agreement and provisions of the Plan unless the Change in Control constitutes a change in ownership or effective control of the Corporation or a change in the ownership of a substantial portion of the assets of the Corporation under Section 409A of the Code (a "409A Change in Control"), in which such case the Award shall be payable upon such Change in Control. For purposes of this paragraph, "without cause" and "willful" shall have the meanings specified in Section 3.5(e).

10.3 *Deemed Achievement of Performance Goals.* Except as otherwise expressly provided to the contrary in an Award Agreement, if any Change in Control occurs prior to the end of any Performance Period, all Performance Criteria and other conditions pertaining to performance share units and other Awards under which payments are subject to Performance Goals shall be deemed to be achieved or fulfilled on a pro rata basis for (i) the number of whole months elapsed from the commencement of the Performance Period through the Change in Control over (ii) the number of whole months included in the original Performance Period, measured at the actual performance level achieved or, if not determinable, in the manner specified by the Committee at the commencement of the Performance Period, and shall be waived by the Corporation. Such Awards shall be payable on the date(s) provided in the underlying Award Agreement and provisions of the Plan unless the Change in Control constitutes a 409A Change in Control, in which such case the Award shall be payable upon such Change in Control.

10.4 *Limitation.* Notwithstanding the foregoing Sections 10.2 and 10.3, the Committee may condition the extension of exercise periods, lapse of restrictions and/or deemed achievement of Performance Goals upon the occurrence of a 409A Change in Control.

XI. Effect of the Plan on the Rights of Participants and the Corporation

Neither the adoption of the Plan nor any action of the Board or the Committee pursuant to the Plan shall be deemed to give any employee or Non Employee Director any right to be granted any Award under the Plan. Nothing in the Plan, in any Award under the Plan or in any Award Agreement shall confer any right to any employee to continue in the employ of the Corporation or any Affiliate or any Non Employee Director to continue as a Non Employee Director or interfere in any way with the rights of the Corporation or any Affiliate to terminate the employment of any employee at any time or with the rights of the stockholders of the Corporation or the Board to elect and remove Non Employee Directors.

XII. Amendment

The right to amend the Plan at any time and from time to time and the right to revoke or terminate the Plan are hereby specifically reserved to the Board; provided that no amendment of the Plan shall be made without stockholder approval (1) if the effect of the amendment is (a) to make any changes in the class of employees eligible to receive incentive stock options under the Plan, (b) to increase the number of shares subject to the Plan or with respect to which incentive stock options may be granted under the Plan or (2) if stockholder approval of the amendment is at the time required (a) by the rules of any stock exchange on which the Common Stock may then be listed or (b) for Options, SARs and performance share units or other Awards based upon Performance Goals granted under the Plan to qualify as "performance based compensation" as then defined in the regulations under Section 162(m) of the Code. No alteration, amendment, revocation or termination of the Plan shall, without the written consent of the holder of an outstanding Award under the Plan, adversely affect the rights of such holder with respect thereto; except that the Corporation may amend this Plan from time to time without the consent of any Participant to the extent deemed necessary or appropriate, in its sole discretion, to effect compliance with Section 409A of the Code, including regulations and interpretations thereunder, which amendments may result in a reduction of benefits provided hereunder and/or other unfavorable changes to the Participant. Except as provided in Section 9 of the Plan, repricing of Options, SARs and other purchase rights is prohibited, such that the purchase price of any such award may not be reduced, whether through amendment, cancellation or replacement in exchange for another Option, SAR, other Award or cash payment, unless such action or reduction is approved by the stockholders of the Corporation.

XIII. Effective Date and Duration of Plan

The effective date and date of adoption of the Plan shall be March 11, 2008, the date of adoption of the Plan by the Board, provided that such adoption of the Plan by the Board is approved by a majority of the votes cast at a duly held meeting of stockholders held on or prior to March 10, 2009 at which a quorum representing a majority of the outstanding voting stock of the Corporation is, either in person or by proxy, present and voting. No Option or SARs may be granted and no restricted stock, restricted stock units, performance share units, deferred stock units or other stock based awards may be awarded under the Plan subsequent to March 10, 2018. Absent additional stockholder approval, no performance share unit award or other Award based upon Performance Criteria and intended to qualify under Section 162(m) of the Code may be granted under the Plan subsequent to the Corporation's annual meeting of stockholders in 2013.

XIV. Withholding

To the extent required by applicable Federal, state, local or foreign law, the Participant or his successor shall make arrangements satisfactory to the Corporation, in its discretion, for the satisfaction of any withholding tax obligations that arise in connection with an award. The Corporation shall not be required to issue any shares of Common Stock or make any cash or other payment under the Plan until such obligations are satisfied.

The Corporation is authorized to withhold from any Award granted or any payment due under the Plan, including from a distribution of shares of Common Stock, amounts of withholding taxes due with respect to an Award, its exercise or any payment thereunder, and to take such other action as the Committee may deem necessary or advisable to enable the Corporation and Participants to satisfy obligations for the payment of such taxes. This authority shall include authority to withhold or receive shares of Common Stock or other property and to make cash payments in respect thereof in satisfaction of such tax obligations.

XV. Miscellaneous

15.1 *Governing Law.* The validity, interpretation, construction and effect of the Plan and any rules and regulations relating to the Plan shall be governed by the laws of the State of New York (without regard to the conflicts of laws thereof), and applicable Federal law.

15.2 *Foreign Plan Requirements.* To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practices and to further the purpose of the Plan, the Committee may, without amending this Plan, establish special rules and/or sub plans applicable to awards granted to Participants who are foreign nationals, are employed outside the United States, or both, and may grant awards to such Participants in accordance with those rules. In the event that the payment amount is calculated in a foreign currency, the payment amount will be converted to U.S. dollars using the prevailing exchange rate published in The Wall Street Journal (or in such other reliable publication as the Committee, in its discretion, may determine to rely on) on the relevant date.

EXHIBIT F

THE BANK OF NEW YORK MELLON CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

1. Purpose.

The purpose of this Employee Stock Purchase Plan (the "Plan") is to provide an opportunity for employees of The Bank of New York Mellon Corporation (the "Company") and its Subsidiaries and Affiliates, to purchase common stock of the Company (the "Common Stock") and thereby to have an additional incentive to contribute to the success of the Company.

2. Administration.

The Human Resources and Compensation Committee of the Board of Directors of the Company (the "Board"), including any successor committee, or such other committee of the Board as the Board may from time to time appoint to administer the Plan (the "Committee") will have the authority and responsibility for the day-to-day administration of the Plan, the authority and responsibility specifically provided in this Plan and any additional duties, responsibility and authority delegated to the Committee by the Board, which may include any of the functions assigned to the Board in this Plan. The Committee may delegate to one or more individuals the day-to-day administration of, and other responsibilities relating to, the Plan. The Committee shall have full power and authority to promulgate any rules and regulations which it deems necessary for the proper administration of the Plan, to establish required ownership levels for Subsidiaries and Affiliates, to identify eligible Employees or the parameters by which they shall be identified, to interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable. Decisions of the Board and the Committee shall be final and binding upon all Participants and other persons having or claiming an interest in the Plan. Any decision reduced to writing and signed by all of the members of the Committee shall be fully effective, as if it had been made at a meeting of the Committee duly held. The Company shall pay all expenses incurred in the administration of the Plan. No Board or Committee member shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

3. Eligibility.

3.1 *Employees.* Any individual classified as a U.S. domestic salaried employee by the Company or a Subsidiary or Affiliate on its payroll records (an "Employee") and regularly employed on a basis of at least 20 hours per week by the Company or by any Subsidiary or Affiliate on an Offering Date, as defined in Section 5.2, shall be eligible to participate in the Plan with respect to the Purchase Period, as defined in Section 5.2, commencing on such Offering Date, unless otherwise determined by the Committee or its delegate. Any individual classified as a non-U.S. employee by the Company or a Subsidiary or Affiliate on its payroll records shall not be eligible to participate in the Plan unless otherwise determined by the Committee or its delegate. The Committee or its delegate may also impose an eligibility period and other restrictions with respect to participation on any prospective Offering Date, including restrictions on eligibility and participation of Employees to facilitate compliance with federal or state securities laws or foreign laws.

3.2 *Subsidiaries and Affiliates.* For purposes of the Plan, the term "Subsidiary" shall mean any corporation (other than the Company) in which the Company owns, directly or indirectly, more than 50% (or higher ownership level established by the Committee) of the voting power and the term "Affiliate" shall mean any limited partnership, limited liability company or other organization in which the Company owns more than 50% (or higher ownership level established by the Committee) of the voting power.

4. Participation and Withdrawal.

4.1 *Enrollment.* An Employee who is eligible to participate in the Plan in accordance with Section 3 may become a participant in the Plan (a "Participant") beginning with the first pay period ending in a Purchase Period by filing, during the enrollment period prior to an applicable Offering Date prescribed by the Committee or its delegate, a completed payroll deduction authorization and Plan enrollment form provided by the Company or by following an interactive voice response ("IVR"), electronic or other enrollment process as prescribed by the Committee or its delegate. Unless otherwise determined by the Committee or its delegate, an Employee who does not follow the prescribed procedures to enroll on or before the enrollment deadline preceding the Offering Date for a Purchase Period may not participate in the Plan with respect to that Purchase Period. Participation may be conditioned on an eligible Employee's consent to transfer and process personal data and on acknowledgment and agreement to Plan terms and other specified conditions not inconsistent with the Plan.

4.2 *Payroll Deductions.*

(a) *Authorization.* An eligible Employee may authorize payroll deductions at the rate of any whole percentage of the Employee's Eligible Compensation, as defined in Section 4.2(c), not to exceed 10% or such greater percentage as specified by the Committee. All payroll deductions may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions unless required under local law. No interest shall be paid or credited to the Participant with respect to such payroll deductions except where required by local law as determined by the Committee or its delegate. A separate bookkeeping account for each Participant shall be maintained by the Company under the Plan, and the amount of each Participant's payroll deductions shall be credited to such account. A Participant may not make any additional payments into such account. Payroll deductions made with respect to employees paid in currencies other than U.S. dollars shall be converted to U.S. dollars as of each Purchase Date, as defined in Section 5.2, using the then applicable exchange rate, as determined by the Committee or its delegate; provided, however, that the Committee or its delegate may determine, with respect to any Purchase Period, that payroll deductions shall be converted to U.S. dollars based on an average or median exchange rate applicable for the relevant Purchase Period.

(b) *Increases or Decreases.* Subject to such limitations, if any, as prescribed by the Committee or its delegate, a Participant may prospectively decrease his or her rate of payroll deductions at any time by filing a new payroll deduction authorization and Plan enrollment form or by following IVR, electronic or other procedures prescribed by the Committee or its delegate. A Participant may not increase his or her rate of payroll deductions during a Purchase Period but may increase such rate only effective on the first payroll date following the next Purchase Date by filing a new payroll deduction authorization and Plan enrollment form or by following IVR, electronic or other procedures prescribed by the Committee or its delegate. If a Participant has not followed such procedures to change the rate of payroll deductions, the rate of payroll deductions shall continue at the originally elected rate throughout the Purchase Period and future Purchase Periods unless reduced to reflect a change by the Committee in the maximum permissible rate.

(c) *Eligible Compensation.* For purposes of this Plan, "Eligible Compensation" shall mean the base rate of cash remuneration of an Employee as it appears on the books and records of the Company, Subsidiary or Affiliate for services rendered, determined prior to any contractual reductions, including, but not limited to, those related to contributions under a "qualified cash or deferred arrangement" (as determined under Section 401(k) of the Internal Revenue Code of 1986, as amended ("Code") and its applicable regulations), any executive deferred compensation plan, or under a "cafeteria plan" (as defined under Section 125 of the Code and its applicable regulations), or reductions for qualified transportation benefits under Section 132(f) of the Code. Eligible Compensation shall not include bonuses, overtime pay, severance, all other forms of special pay or compensation, or amounts received from any deferred compensation plan. The Committee shall have the authority to determine, and to approve the inclusion or deletion of any or all forms of compensation (such as overtime or commissions) in or from the definition of, Eligible Compensation and may change the definition on a prospective basis.

4.3 *Withdrawal.*

(a) *Discontinuance.* Under procedures established by the Committee or its delegate, a Participant may discontinue payroll deductions under the Plan at any time during a Purchase Period by completing and filing a new payroll deduction authorization and Plan enrollment form with the Company or by following IVR, electronic or other procedures prescribed by the Committee or its delegate. If a Participant has not followed such procedures to discontinue the payroll deductions, the rate of payroll deductions shall continue at the originally elected rate throughout the Purchase Period and future Purchase Periods unless reduced to reflect a change by the Committee in the maximum permissible rate.

(b) *Effect of Discontinuance.* If a Participant discontinues participation during a Purchase Period, his or her accumulated payroll deductions will remain in the Plan for purchase of shares as specified in Section 6 on the following Purchase Date, but the Participant will not again participate until he or she re-enrolls in the Plan.

4.4 *Termination of Employment.* In the event any Participant's employment with the Company and its Subsidiaries and Affiliates is terminated for any reason (including death) prior to the expiration of a Purchase Period, the Participant's participation in the Plan shall discontinue; provided, however, all amounts credited to the Participant's account shall remain in the Plan for purchase of shares as specified in Section 6 on the following Purchase Date. Whether a termination of employment (for reasons other than death) has occurred shall be determined by the Committee or its delegate. The Committee or its delegate also may establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, and the Committee or its delegate may establish termination of employment procedures for this Plan which are independent of similar rules established under other benefit plans of the Company and its Subsidiaries and Affiliates.

5. Offering.

5.1 *Authorized Shares.* (a) The maximum number of shares of Common Stock which may be issued pursuant to the Plan shall be 7,500,000 shares. The shares which may be issued under the Plan may be either authorized but unissued shares or treasury shares or partly each, as determined from time to time by the Board. If on any Purchase Date the number of shares otherwise purchasable by Participants is greater than the number of shares then remaining available under the Plan, the Committee shall allocate the available shares among the Participants on a basis as it deems equitable.

5.2 *Purchase Periods.* Each purchase period (a "Purchase Period") shall be determined by the Committee or its delegate. Unless otherwise determined by the Committee or its delegate, the duration of each Purchase Period shall be one month. Unless otherwise determined by the Committee or its delegate, (i) the first Purchase Period shall commence on September 1, 2008; and (ii) subsequent Purchase Periods shall run consecutively after the termination of the preceding Purchase Period. The Committee shall have the power to change the commencement date or duration of future Purchase Periods, without shareholder approval, and without regard to the expectations of any Participants. For purposes of the Plan, the term "Offering Date" shall mean the first business day of each Purchase Period, and the term "Purchase Date" shall mean the last business day of each Purchase Period which is also a trading day.

5.3 *Purchase Price.* The price for each option to purchase shall be 95% (the "Designated Percentage") of the Fair Market Value of Common Stock on the Purchase Date on which the Common Stock is purchased. The Committee may change the Designated Percentage with respect to any future Purchase Period, but not below 85%. For purposes of the Plan, the term "Fair Market Value" shall mean the closing price of a share of Common Stock in the New York Stock Exchange Composite Transactions on the relevant date, or, if no sale shall have been made on such exchange on that date, the closing price in the New York Stock Exchange Composite Transactions on the last preceding day on which there was a sale.

5.4 *$25,000 Limitation.* Notwithstanding any other provision of the Plan to the contrary, no Participant in the Plan shall be granted an option which permits the Participant to accrue options to purchase Common Stock at a rate which exceeds $25,000 of Fair Market Value of Common Stock in any calendar year.

6. Purchase of Stock.

On each Purchase Date, a Participant shall automatically exercise the option to purchase the total number of full and fractional shares of Common Stock which the accumulated payroll deductions credited to the Participant's account at that time shall be able to purchase at the applicable price specified in Section 5.3. Notwithstanding the preceding sentence:

(a) The number of shares which may be purchased by any Participant on the first Purchase Date to occur in any calendar year may not exceed the number of shares determined by dividing $25,000 by the Fair Market Value of a share of Common Stock on the Purchase Date; and

(b) The number of shares which may be purchased by a Participant on any subsequent Purchase Date in the same calendar year shall not exceed the number of shares determined by performing the calculation below:

Step One: Multiply the number of shares purchased by the Participant on each previous Purchase Date in the same calendar year by the Fair Market Value of a share of Common Stock on such Purchase Dates.

Step Two: Subtract the amount(s) determined in Step One from $25,000.

Step Three: Divide the remainder amount determined in Step Two by the Fair Market Value of a share of Common Stock on the Purchase Date for which the calculation is being performed. The quotient thus obtained is the maximum number of shares which may be purchased by the Participant on such Purchase Date.

To the extent any payroll deductions are not used on the Purchase Date for the purchase of shares of Common Stock, they shall be refunded without interest to the Participant.

7. Payment and Delivery.

Unless otherwise determined by the Committee or its delegate, all shares purchased under the Plan shall be deposited directly to an account established in the name of the Participant with Mellon Investor Services, LLC, or its successor or other entity chosen by the Committee from time to time ("MIS"). Upon the exercise of an option on each Purchase Date, the Company or MIS shall deliver (by electronic or other means) to the Participant a record of the Common Stock purchased. The Committee or its delegate may require or permit shares purchased under the Plan to be deposited directly with any other broker or agent designated by the Committee or its delegate, and the Committee may utilize electronic or automated methods of share transfer. The Committee or its delegate may also require that all dividends received on the full and fractional shares acquired under the Plan be applied to the purchase of additional shares, without any discount on the Fair Market Value of such shares, and automatically reinvested in a dividend reinvestment plan or program maintained by the Company, including a program maintained under the Plan.

The Company shall retain the amount of payroll deductions used to purchase Common Stock as full payment for the Common Stock, and the Common Stock shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other shareholder rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 7.

8. Recapitalization.

8.1 *Stock Splits and Dividends.* If a dividend or other distribution shall be declared upon the Common Stock payable in shares of the Common Stock, the number of shares of the Common Stock then subject to any outstanding options, the number of shares of the Common Stock subject to the share limit provided in Section 6 and the number of shares which may be issued under the Plan under Section 5.1 but are not then subject to outstanding stock options shall be adjusted by adding thereto the number of shares of the Common Stock which would have been distributable thereon if such shares had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend or distribution. In addition, the terms relating to the purchase price with respect to the option shall be appropriately adjusted, and the Committee shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

8.2 *Reorganizations.* The Board or the Committee, if it so determines in the exercise of its sole discretion, also may adjust the number and kind of shares specified in Section 5.1, as well as the price per share covered by each outstanding option, the number of shares subject to any individual option and the share limit of Section 6, in the event the Company effects one or more reorganizations, recapitalizations, spin-offs, split-ups, rights offerings or reductions of shares of its outstanding Common Stock.

8.3 *Effect of Determinations.* The determinations of the Board or the Committee under this Section 8 shall be final, conclusive and binding on all parties.

9. Merger, Liquidation, Other Company Transactions.

9.1 *Liquidation or Dissolution.* In the event of the proposed liquidation or dissolution of the Company, the Purchase Period then in progress will terminate immediately prior to the consummation of such liquidation or dissolution, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the Participants.

9.2 *Merger or Consolidation.* In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another corporation, then in the sole discretion of the Board, (1) each option shall be assumed, or an equivalent option shall be substituted, by the successor corporation or parent or subsidiary of such successor corporation or (2) a date established by the Board on or before the date of consummation of such merger, consolidation or sale shall be treated as a Purchase Date, and all outstanding options shall be deemed exercised on such date.

10. Transferability.

Options granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and, except as provided in Section 4.4, are exercisable during the Participant's lifetime only by the Participant. Any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 4.3.

11. Amendment or Termination of the Plan.

The Board may, in its sole discretion, insofar as permitted by law, terminate the Plan, or revise or amend it in any respect whatsoever, except that, no such revision or amendment may be made without approval of the shareholders if shareholder approval is required by the rules of any stock exchange on which the Common Stock is listed or if such revision or amendment would increase the number of shares subject to the Plan, other than an adjustment under Section 8 of the Plan. The Committee may, in its discretion, suspend the Plan.

12. Committee Rules For Non-U.S. Jurisdictions.

12.1 *Local Laws.* The Committee or its delegate may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee or its delegate is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock or stock certificates which vary with local requirements.

12.2 *Sub-plans.* The Committee may also adopt sub-plans applicable to particular subsidiaries or affiliates. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1, but unless otherwise superseded by the terms of such sub-plan, the provisions of this

Plan shall govern the operation of such sub-plan. The Committee may also adopt sub-plans applicable to predecessor company plans, on such terms as it may specify.

13. Compliance with Legal and Exchange Requirements.

The Company shall not be under any obligation to issue Common Stock upon the exercise of any option unless and until the Company has determined that: (i) it and the Participant have taken all actions required to register the Common Stock under the Securities Act of 1933, or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any stock exchange on which the Common Stock is listed has been satisfied; and (iii) all other applicable provisions of state, federal and applicable foreign law have been satisfied.

14. Governmental Approvals.

This Plan and the Company's obligation to sell and deliver shares of its stock under the Plan in any jurisdiction shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of stock hereunder in such jurisdiction.

15. No Enlargement Of Employee Rights.

Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ of the Company or any Subsidiary or Affiliate or to interfere with the right of the Company or any Subsidiary or Affiliate to discharge any Employee at any time. It is not intended that any rights or benefits provided under this Plan shall be considered part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long service awards, pension, retirement or similar payments.

16. Withholding Taxes.

In the event that the Company or any Subsidiary or Affiliate is required to withhold any federal, state, local or foreign taxes in respect of any compensation or other income realized by the Participant, the Company or such Subsidiary or Affiliate may deduct from any payments of any kind otherwise due to such Participant, including without limitation the proceeds of any sale of Common Stock for the account of the Participant, the aggregate amount of such federal, state, local or foreign taxes required to be withheld. If such payments are insufficient to satisfy such federal, state, local or foreign taxes, the Participant will be required to pay to the Company or such Subsidiary or Affiliate, or make other arrangements satisfactory to the Company or such Subsidiary or Affiliate regarding payment to the Company or such Subsidiary or Affiliate of, the aggregate amount of any such taxes.

17. Governing Law.

This Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

18. Severability.

If any provision of the Plan shall be held illegal or invalid in any jurisdiction, such illegality or invalidity shall not affect the remaining provisions of the Plan in such jurisdiction, or any provision of the Plan in any other jurisdiction, and the Plan shall be construed and applied in such jurisdiction as if the invalid provision had never been contained herein.

19. Effective Date.

This Plan shall be effective March 11, 2008, the date of its adoption by the Board, subject to approval of the shareholders of the Company at the 2008 Annual Meeting.

EXHIBIT G

THE BANK OF NEW YORK MELLON CORPORATION
EXECUTIVE INCENTIVE COMPENSATION PLAN

1. *Purpose.* The purpose of the Executive Incentive Compensation Plan (the "Plan") of The Bank of New York Mellon Corporation (the "Company") is to promote the financial interests of the Company and its subsidiaries, including its growth, by (i) attracting and retaining officers and key executives of outstanding competence; (ii) motivating officers and key executives by means of performance-related incentives; and (iii) providing competitive incentive compensation opportunities.

2. *Administration.* The Plan shall be administered by a committee (the "Committee") appointed by the Board of Directors of the Company (the "Board") and consisting of at least two members of the Board, each of whom at the time of appointment to the Committee and at all times during service as a member of the Committee shall be (1) an "outside director" as then defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision, (2) a "non-employee director" as then defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule and (3) an "independent" director under the rules of the New York Stock Exchange ("NYSE"). A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present, or acts approved in writing by a majority of the Committee without a meeting, shall be the acts of the Committee.

Subject to the express provisions of the Plan, the Committee shall have authority to:

(i) select the employees who will participate in the Plan (the "Participants");

(ii) determine the size of the awards to be made under the Plan, subject to Section 4 hereof; and

(iii) establish from time to time regulations for the administration of the Plan, interpret the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan.

3. *Participation.* Participants in the Plan shall be selected for each calendar year (each "Plan Year") from those executive employees of the Company who (i) are, or are expected to be, "covered employees" as defined in Section 162(m) of the Code or (ii) are otherwise selected by the Committee to participate in the Plan. No employee shall at any time have a right to be selected as a Participant in the Plan for any Plan Year, to be entitled automatically to an award, nor, having been selected as a Participant for one Plan Year, to be a Participant in any other Plan Year.

4. *Maximum Incentive Awards.* Notwithstanding any other provision of this Plan, the maximum amount payable in cash to any one Participant under the Plan for any one calendar year shall be .5% of the Company's pre-tax income from continuing operations, before the impact of the cumulative effect of accounting changes and extraordinary items, as disclosed in the Company's consolidated statement of income for such year included within the Company's report on Form 10-K as filed with the Securities and Exchange Commission. The amount payable for any one calendar year is measured for the year in which the relevant Performance Period ends, and for which the relevant Performance Goals are certified as achieved, regardless of the fact that payment may occur in a later year. In the case of multi-year Performance Periods, as hereinafter defined, the amount which is earned for any one calendar year is the amount paid for the Performance Period divided by the number of calendar years in the Performance Period. The limitation in this section shall be interpreted and applied in a manner consistent with Section 162(m) of the Code.

5. *Incentive Awards, Performance Goals and Performance Periods.*

SECTION 5.01. *Incentive Awards.* Incentive awards ("Incentive Awards") may be earned by Participants during a specified performance period (a "Performance Period") selected by the Committee in its discretion; provided, however, that (a) no Incentive Award may exceed the amount established for the actual level of achievement attained and (b) payment of any Incentive Award under the Plan shall be contingent upon the achievement of the relevant performance goals established by the Committee ("Performance Goals") during the Performance Period.

SECTION 5.02. *Performance Goals.*

(a) *Performance Goals.* Within 90 days after the commencement of the Performance Period or, if less, before 25 percent of the Performance Period elapses, the Committee shall establish for the relevant Performance Period all Performance Goals and the amounts, which may be expressed as a percentage of an incentive pool or other measure prescribed by the Committee, that may be earned upon their level of achievement. Performance Goals may be based upon one or more of the following objective performance measures (the "Performance Criteria") and expressed in either, or a combination of, absolute or relative values or a percentage of: earnings or earnings per share; total return to stockholders; return on equity, assets or investment; pre-tax margins; revenues; expenses; costs; stock price; investment performance of funds or accounts or assets under management; market share; charge-offs; non-performing assets; income; operating, net or pre-tax income; business diversification; operating ratios or results; cash flow. Performance Goals based on such Performance Criteria may be based either on the performance of the Company, an Affiliate, any branch, department, business unit or other portion thereof under such measure for the Performance Period and/or upon a comparison of such performance with the performance of a peer group of corporations, prior Performance Periods or other measure selected or defined by the Committee at the time of establishment. The Committee may in its discretion also determine to use other objective performance measures for Performance Goals and/or other terms and conditions even if the award would not qualify under Section 162(m) of the Code, provided that the Committee identifies the award as non-qualifying at the time of award. Performance Goals may include one or more type of performance goal.

(b) *Calculation.* When the Performance Goals are established, the Committee shall also specify the manner in which the level of achievement of such Performance Goals shall be calculated and the weighting assigned to such Performance Goals. The Committee may determine that unusual items or certain specified events or occurrences, including changes in accounting standards or tax laws and the effects of non-operational items or extraordinary items as defined by generally accepted accounting principles, shall be excluded from the calculation to the extent permitted in Section 162(m) of the Code.

SECTION 5.03. *Performance Periods.* Unless otherwise determined by the Committee, there shall be one year Performance Periods under the Plan, and a new Performance Period shall commence on the first day of each Plan Year and end on the last day of such Plan Year. The Committee may establish longer Performance Periods, including multi-year Performance Periods, and the Committee may also establish shorter Performance Periods for individuals who are hired or become eligible after the commencement of a Performance Period. Unless otherwise determined by the Committee, the first Performance Period under the Plan shall commence on January 1, 2008 and end on December 31, 2008.

SECTION 5.04. *Discretion.* The Committee shall have no discretion to increase any Incentive Award payable that would otherwise be due upon attainment of the Performance Goals, or otherwise modify any Performance Goals associated with a Performance Period, but the Committee may in its discretion reduce or eliminate such Incentive Award; provided, however, that the exercise of such negative discretion shall not be permitted to result in any increase in the amount of any Incentive Award payable to any other Participant.

SECTION 5.05. *Determination of Incentive Award.* The amount of a Participant's Incentive Award for a Plan Year, if any, shall be determined by the Committee or its delegate in accordance with the level of achievement of the applicable Performance Goals and the other terms of the Plan. Prior to any payment of the Incentive Awards hereunder, the Committee shall determine and certify in writing the extent to which the Performance Goals and other material terms of the Plan were satisfied.

6. *Termination of Employment.*

Unless otherwise determined by the Committee, a Participant whose employment or service with the Company and all subsidiaries and affiliates is terminated prior to the date of payment of an Incentive Award will forfeit all rights to any award for such Performance Period.

7. *Payment to Participants.*

SECTION 7.01. *Timing of Payment.* An Incentive Award for a Performance Period shall be paid to the Participant during the 2½ month period following the end of the year in which the Performance Period ends.

SECTION 7.02. *Form of Payment.* Payment of Incentive Awards shall be made in cash; provided, however, that the Committee may, in its discretion, determine to pay an Incentive Award in shares of Company common stock from the Company's Long-Term Incentive Plan, or other applicable plan, or any combination of cash and stock. In the case of payment in stock, the number of shares so awarded shall be determined by dividing the dollar value of the award to be paid in stock by the closing price of the Company's common stock on the NYSE at the NYSE's official closing time on the date the award is paid or, if there are no sales of stock on the NYSE on such date, the closing price of the stock on the last previous day on which a sale on the NYSE is reported.

SECTION 7.03. *Tax Withholding.* All Incentive Awards shall be subject to Federal income, FICA, and other tax withholding as required by applicable law.

8. *Change in Control.* Unless otherwise determined by the Committee, if any Change in Control, as defined in the Company's Long-Term Incentive Plan at the time of the event, occurs prior to the end of any Performance Period, the then-current Performance Period shall automatically end and all Performance Criteria and other conditions pertaining to awards shall be deemed to be achieved or fulfilled on a pro-rata basis for (i) the number of whole months elapsed from the commencement of the Performance Period through the Change in Control over (ii) the number of whole months included in the original Performance Period, based on the actual performance level achieved or, if not determinable, in the manner specified by the Committee at the commencement of the Performance Period, and shall be waived by the Company. Such awards shall be payable as provided in Section 7.

9. *Forfeiture.* The Committee may determine that an award shall be forfeited and/or shall be repaid to the Company if the Participant engages in competition with the Company or any of its affiliates or in conduct that is materially adverse to the interests of the Company, including fraud or conduct contributing to any financial restatements or irregularities.

10. *No Assignments and Transfers.* A Participant shall not assign, encumber or transfer his rights and interests under the Plan and any attempt to do so shall render those rights and interests null and void.

11. *No Rights to Awards or Employment.* No employee of the Company or its affiliates or other person shall have any claim or right to be granted an award under this Plan. Neither the Plan nor any action taken thereunder shall be construed as giving any employee any right to be retained in the employ of the Company or its affiliates.

12. *Amendment or Termination.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time, subject to any shareholder approval requirements under Section 162(m) of the Code.

13. *Effective Date.* The Plan shall be effective as of January 1, 2008, provided that the Plan is approved by stockholders of the Company prior to the payment of any compensation hereunder.

14. *Term.* No awards may be granted under the Plan subsequent to the Company's annual meeting of stockholders in 2013.

(This page intentionally left blank)

✂ cut here -

Reservation Form for The Bank of New York Mellon Corporation Annual Meeting of Stockholders

Stockholders who expect to attend the Annual Meeting at 9:00 A.M., on April 8, 2008, in New York, NY should complete this form and return it to the Office of the Corporate Secretary, The Bank of New York Mellon Corporation, Ninth Floor, One Wall Street, New York, NY 10286. Admission cards will be provided at the check-in desk at the meeting (please be prepared to show proof of identification). Stockholders holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting The Bank of New York Mellon Corporation stock ownership as of February 8, 2008.

Name ________________________________
(Please Print)

Address ______________________________
(Please Print)

____

THE BANK OF NEW YORK MELLON CORPORATION
2007 ANNUAL REPORT
FINANCIAL SECTION
TABLE OF CONTENTS

Financial Review Page

Introduction

On July 1, 2007, The Bank of New York Company, Inc. ("The Bank of New York") and Mellon Financial Corporation ("Mellon") merged into The Bank of New York Mellon Corporation ("The Bank of New York Mellon" or "BNY Mellon"), with BNY Mellon being the surviving entity. For accounting and financial reporting purposes the merger was accounted for as a purchase of Mellon for a value of $17 billion. The Bank of New York Mellon's financial results for 2007 include six months of the combined company's results and six months of legacy The Bank of New York only. Financial results for periods prior to 2007 reflect legacy The Bank of New York only.

The merger transaction resulted in The Bank of New York shareholders receiving .9434 shares of The Bank of New York Mellon common stock for each share of The Bank of New York common stock outstanding at the closing date of the merger. All legacy The Bank of New York earnings per share and common stock outstanding amounts in this Annual Report have been restated to reflect this exchange ratio. See page 62 for additional information.

We expect to realize annual expense synergies of $700 million by 2010 and our targeted run rate for revenue synergies is $250-$400 million by 2011. Merger and integration costs to combine the operations of The Bank of New York and Mellon were approximately $550 million in 2007 with approximately $355 million recognized as expense and $195 million recorded as goodwill. Total merger and integration costs are currently expected to be approximately $1.325 billion.

The Bank of New York Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing superior asset and wealth management, asset servicing, issuer services, clearing and execution services, and treasury services through a worldwide client-focused team. We have more than $23 trillion in assets under custody and administration, more than $1.1 trillion in assets under management and service $11 trillion in outstanding debt.

Throughout this Annual Report, certain measures, which are noted, exclude certain items. We believe the presentation of this information enhances investor understanding of period-to-period results. In addition, they reflect the principal basis on which our management monitors financial performance.

In this Annual Report, references to "our," "we," "us," the "company," the "Company," the "Corporation" and similar terms for periods prior to July 1, 2007 refer to The Bank of New York Company, Inc., and references to "our," "we," "us," the "Company," the "Corporation" and similar terms for periods on or after July 1, 2007 refer to BNY Mellon.

FINANCIAL SUMMARY

The Bank of New York Mellon Corporation *(and its subsidiaries)*

(dollar amounts in millions, except per share amounts or unless otherwise noted)		**Legacy The Bank of New York only**			
	2007 [(a)]	2006 [(b)]	2005	2004	2003
Year ended Dec. 31					
Fee and other revenue	**$ 9,031**	$ 5,339	$ 4,715	$ 4,394	$ 3,737
Net interest revenue	**2,300**	1,499	1,340	1,157	1,143
Total revenue	**11,331**	6,838	6,055	5,551	4,880
Provision for credit losses	**(10)**	(20)	(7)	(4)	132
Merger and integration expense	**404**	106	-	-	96
Noninterest expense excluding merger and integration expense	**7,712**	4,582	4,084	3,715	3,222
Income from continuing operations before income taxes	**3,225**	2,170	1,978	1,840	1,430
Income taxes	**998**	694	635	587	458
Income from continuing operations	**2,227**	1,476	1,343	1,253	972
Income from discontinued operations, net of tax	**(8)**	1,371	228	187	185
Income before extraordinary (loss)	**2,219**	2,847	1,571	1,440	1,157
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	**(180)**	-	-	-	-
Net Income	**$ 2,039**	$ 2,847	$ 1,571	$ 1,440	$ 1,157
Per common share – diluted [(c)]:					
Income from continuing operations excluding merger and integration expense	**$ 2.64**	$ 2.14	$ 1.84	$ 1.71	$ 1.45
Income from continuing operations	**2.38**	2.04	1.84	1.71	1.36
Income (loss) from discontinued operations, net of tax	**(.01)**	1.90	.31	.25	.26
Income before extraordinary (loss)	**2.37**	3.94	2.16 [(d)]	1.96	1.62
Extraordinary (loss), net of tax	**(.19)**	-	-	-	-
Net income	**$ 2.18**	$ 3.94	$ 2.16	$ 1.96	$ 1.62
Selected data					
Return on tangible common shareholders' equity	**39.06%**	56.08%	31.13%	31.46%	31.90%
Return on tangible common shareholders' equity excluding merger and integration expense	**43.21**	57.47	31.13	31.46	33.68
Return on common shareholders' equity	**10.08**	27.56	16.59	16.37	15.12
Return on common shareholders' equity excluding merger and integration expense	**11.25**	28.25	16.59	16.37	15.97
Return on assets	**1.37**	2.67	1.55	1.45	1.27
Return on assets excluding merger and integration expense	**1.53**	2.73	1.55	1.45	1.34
Pre-tax operating margin (FTE) (continuing operations)	**29**	32	33	33	30
Pre-tax operating margin (FTE) excluding merger and integration expense and intangible amortization expense (continuing operations)	**35**	35	34	34	32
Average common equity to average assets	**13.61**	9.67	9.34	8.86	8.37
Fee and other revenue as a percent of total revenue (FTE)	**80%**	78%	78%	79%	76%
Annualized fee and other revenue per employee *(in thousands)* (based on average headcount)	**$ 283**	$ 262	$ 240	$ 229	$ 220
Non-U.S. percent of revenue (FTE)	**32%**	30%	30%	30%	25%
Net interest margin (FTE) (continuing operations)	**2.08**	2.01	2.02	1.79	1.97
Cash dividends per share [(c)]	**$ 0.95**	$ 0.91	$ 0.87	$ 0.84	$ 0.81
Common dividend payout ratio	**43.58%**	23.10%	40.28%	42.86%	50.00%
Dividend yield	**1.9**	2.2	2.6	2.4	2.3
Closing common stock price [(c)]	**$ 48.76**	$ 41.73	$ 33.76	$ 35.43	$ 35.11
Market capitalization *(in billions)*	**55.9**	29.8	24.6	26.0	25.7
Book value per common share [(c)]	**25.66**	16.03	13.57	12.66	11.52
Employees (continuing operations)	**42,100**	22,400	19,900	19,600	18,700
Common shares outstanding *(in thousands)* [(c)]	**1,145,983**	713,079	727,483	734,079	731,316
Assets under management (in billions)	**$ 1,121**	$ 142	$ 115	$ 111	$ 95
Assets under custody (in trillions)	**23.1**	15.5	11.4	10.0	8.6
Cross-border assets *(in trillions)*	**10.0**	6.3	3.4	2.7	2.3
Market value of securities on loan *(in billions)*	**633**	399	311	232	174
Capital ratios at Dec. 31					
Tier I capital ratio [(e)]	**9.32%**	8.19%	8.38%	8.31%	7.44%
Total (Tier I plus Tier II capital ratio) [(e)]	**13.25**	12.49	12.48	12.21	11.49
Adjusted tangible shareholders' equity to assets [(e)(f)]	**4.96**	5.31	5.57	5.56	4.91
At Dec. 31					
Securities	**$ 48,698**	$ 21,106	$ 27,218	$ 23,770	$ 22,780
Loans	**50,931**	37,793	32,927	28,375	28,414
Total assets	**197,656**	103,206	102,118	94,529	92,397
Deposits	**118,125**	62,146	49,787	43,052	40,753
Long-term debt	**16,873**	8,773	7,817	6,121	6,121
Common shareholders' equity	**29,403**	11,429	9,876	9,290	8,428

(a) 2007 includes six months of The Bank of New York Mellon's results. See Note 4 of Notes to Consolidated Financial Statements for details of the merger.

(b) Certain amounts have been revised, see Note 2 of Notes to Consolidated Financial Statements.

(c) Legacy The Bank of New York earnings per share and all other share-related data are presented in post-merger share count terms. See page 62 for additional information. Also see page 63 for a reconciliation of reported net income and diluted earnings per share to non-GAAP net income and diluted earnings per share.

(d) Does not foot due to rounding.

(e) Includes discontinued operations.

(f) As defined on page 73. The deferred tax liability totaled $2.006 billion for 2007, $159 million in 2006 and none in 2005, 2004 and 2003.

Note: FTE denotes presentation on a fully taxable equivalent basis.

Results of Operations

BNY Mellon's actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading "Forward-Looking Statements and Risk Factors." When used in this report, words such as "estimate," "forecast," "project," "anticipate," "confident," "target," "expect," "intend," "continue," "seek," "believe," "plan," "goal," "could," "should," "may," "will," "strategy," "synergies," "opportunities," "trends," and words of similar meaning, signify forward-looking statements in addition to statements specifically identified as forward-looking statements. In addition, certain business terms used in this document are defined in the Glossary.

Overview

Our businesses

The Bank of New York Mellon Corporation (NYSE: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to manage and service their financial assets in more than 100 markets worldwide. We have a long tradition of collaborating with clients to deliver innovative solutions through our core competencies: asset and wealth management, securities servicing and treasury services. Our extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments/foundations and high-net-worth individuals. One of our two principal subsidiaries, The Bank of New York (the "Bank"), founded in 1784, is the oldest bank in the United States. Our other principal subsidiary, Mellon Bank, N.A. ("Mellon Bank"), was founded in 1869. Both institutions have consistently played a prominent role in the evolution of financial markets worldwide.

BNY Mellon's businesses benefit from the global growth in financial assets. Our success is based on continuing to provide superior client service, strong investment performance and the highest fiduciary standards. We seek to deploy capital effectively to our businesses to accelerate their long-term growth and deliver top-tier returns to our shareholders.

Our long-term financial goals are focused on achieving superior total returns to shareholders by generating first quartile earnings per share growth over time relative to a group of 12 peer companies. Key components of this strategy include: providing the best client service versus peers (as measured through independent surveys); strong investment performance (relative to investment benchmarks); above median revenue growth (relative to peer companies for each of our businesses); competitive margins; and positive operating leverage.

Based on the growth opportunities in our businesses, we expect that an increasing percentage of our revenue and income will be derived outside the U.S.

As measurements of efficiency, over time we expect to increase the level of fee revenue per employee and increase our pre-tax margins.

We believe that our businesses are compatible with our strategy and goals for the following reasons:

- Demand for our products and services is driven by market and demographic trends in the markets in which we compete. These trends include growth in worldwide retirement and financial assets; the growth and concentration of the wealth segments; global growth in assets managed by financial institutions; and the globalization of the investment process.
- Many of our products complement one another.
- We are able to leverage sales, distribution and technology across our businesses benefiting our clients and shareholders.
- The revenue generated by our businesses is principally fee-based.
- Our businesses generally do not require as much capital for growth as traditional banking.

We pursue our long-term financial goals by focusing on organic revenue growth, expense management, superior client service, successful integration of acquisitions and disciplined capital management.

In 2007, we established a Tier I capital target of 8% as our principal capital measure. We also revised our secondary targeted capital ratio from 5% of tangible common equity to 5% of adjusted tangible common equity. The change from "tangible common equity" to "adjusted tangible common equity" reflects the impact of the merger with Mellon and associated goodwill, intangibles and related deferred tax liability. The goodwill and intangibles created in the merger have no economic impact but reduce tangible equity.

How we reported results

All information in this Annual Report is reported on a continuing operations basis, unless otherwise noted.

For a description of discontinued operations, see Note 5 of Notes to Consolidated Financial Statements.

Certain amounts are presented on a fully taxable equivalent (FTE) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income. In addition, results for 2007 include six months of the combined company's results, while the results for the first half of 2007 and all prior periods include legacy The Bank of New York only.

Summary of financial results

2007

In 2007, we reported consolidated net income of $2.039 billion and diluted earnings per share of $2.18 compared with net income of $2.847 billion and diluted earnings per share of $3.94 in 2006. Net income in 2006 included net income from discontinued operations of $1.371 billion and diluted earnings per share of $1.90, primarily from the sale of our Retail Business.

In December of 2007, we consolidated the assets of our bank-sponsored conduit, Three Rivers Funding Corporation ("TRFC") which resulted in an extraordinary after-tax loss of $180 million or $0.19 per share. See pages 16 and 17 for a further explanation of this consolidation.

Income from continuing operations before extraordinary loss in 2007 was $2.227 billion and diluted earnings per share was $2.38, compared with $1.476 billion and $2.04 per share in 2006.

Results for 2007 and 2006 include merger and integration expense of $404 million and $106 million pre-tax, respectively. Excluding these amounts, diluted earnings per share from continuing operations was $2.64 per share in 2007 and $2.14 per share in 2006.

Performance highlights for 2007 include:

- Assets under management, excluding securities lending assets, amounted to $1.121 trillion at Dec. 31, 2007 compared to $142 billion at Dec. 31, 2006. Assets under custody and administration amounted to $23.1 trillion at Dec. 31, 2007 compared with $15.5 trillion at Dec. 31, 2006. Both increases primarily resulted from the merger with Mellon;
- Asset and wealth management fees totaled $2.060 billion in 2007 compared with $545 million in 2006. The increase was primarily due to the merger with Mellon as well as net new business and higher equity market levels;
- Asset servicing revenue was $2.350 billion in 2007 compared with $1.401 billion in 2006. The increase was primarily due to the merger with Mellon, as well as a higher level of securities lending revenue and increased client activity related to market volatility and net new business;
- Issuer services revenue was $1.560 billion in 2007 compared with $895 million in 2006. The increase was primarily due to the acquisition of the corporate trust business ("the Acquired Corporate Trust Business") of J.P. Morgan Chase & Co., strong growth in Depositary Receipts revenue, and to a lesser extent, the merger with Mellon;
- Revenue from foreign exchange and other trading activities was $786 million in 2007, compared with $415 million in 2006. The increase reflects the merger with Mellon, record customer volumes, the favorable impact that resulted from increased currency volatility in the second half of 2007 and a higher valuation of the credit derivatives portfolio;
- Net interest revenue was $2.3 billion in 2007, compared with $1.499 billion in 2006. The increase was primarily due to the merger with Mellon, as well as growth in client deposits and wider spreads on investment securities;
- Securities losses totaled $201 million in 2007 primarily reflecting a $200 million loss on collateralized debt obligations (CDOs) recorded in the fourth quarter, and
- Noninterest expense was $8.116 billion in 2007 compared with $4.688 billion in 2006. The increase resulted from the merger with Mellon, the purchase of the Acquired Corporate Trust Business, as well as $404 million pre-tax of merger and integration expense and $319 million pre-tax of intangible amortization expense in 2007, partially offset by the disposition of certain businesses in the BNY ConvergEx transaction and $175 million of merger-related synergies generated in 2007.

2006

In 2006, we reported net income of $2.847 billion and diluted earnings per share of $3.94 and income from continuing operations of $1.476 billion and diluted earnings per share of $2.04. This compares to net income of $1.571 billion and diluted earnings per share of $2.16 and income from continuing operations of $1.343 billion and diluted earnings per share of $1.84 in 2005. Discontinued operations for 2006 included a net after-tax gain of $1.371 billion, or diluted earnings per share of $1.90.

Adjusting for the impact of merger and integration expense ($106 million pre-tax), diluted earnings per share from continuing operations for 2006 were $2.14 compared with $1.84 for 2005.

Performance highlights for 2006 include:

- A 13% increase in securities servicing fees;
- A 12% increase in net interest revenue;
- A 9% increase in foreign exchange and other trading activities, and
- A 20% increase in asset and wealth management fees.

On Oct. 1, 2006, we purchased the Acquired Corporate Trust Business from and sold our Retail Business to, JP Morgan Chase.

On October 2, 2006, we completed the transaction resulting in the formation of BNY ConvergEx Group. BNY ConvergEx Group brought together BNY Securities Group's trade execution, commission management, independent research and transition management business with Eze Castle Software, a leading provider of trade order management and related investment technologies.

2005

In 2005, we reported net income of $1.571 billion and diluted earnings per share of $2.16. Income from continuing operations was $1.343 billion, or $1.84 of diluted earnings per share.

Securities servicing fees were up 10% from 2004. Net interest revenue increased $183 million compared with 2004. Asset and wealth management fees and foreign exchange and other trading activities also rose from the prior year. We repurchased 5 million net shares in 2005.

During 2005, we formed strategic alliances to penetrate faster-growing markets in France, Germany, the Nordic and Baltic region, Japan, Australia, and India. We also continued to expand our market presence in high-growth areas such as hedge fund servicing and collateral management, while extending our capabilities in the rapidly growing area of alternative investments.

Revenue overview

The vast majority of BNY Mellon's revenue consists of fee and other revenue, given our mix of businesses, with net interest revenue comprising the balance.

Fee and other revenue represented 80% of total revenue, on a fully taxable equivalent (FTE) basis in 2007, compared with 78% in 2006.

Since fee and other revenue constitutes the majority of our total revenue, we discuss it in greater detail by type of fee in the following sections, as well as in the business segments review section beginning on page 17. There we note the specific drivers of such revenue and the factors that caused the various types of fee and other revenue to increase or decline in 2007 compared with 2006. The business segments discussion combines, for each business segment, all types of fee and other revenue generated directly by that segment as well as fee and other revenue transferred between segments under revenue transfer agreements, with net interest revenue generated directly by or allocated to that segment. The discussion of revenue by business segment is fundamental to an understanding of BNY Mellon's results as it represents a principal measure by which management reviews the performance of our businesses compared with performance in prior periods, with our operating plan and with the performance of our competitors.

Net interest revenue comprised 20% of total revenue, on an FTE basis, in 2007 compared with 22% in 2006. Net interest revenue is generated from a combination of loans, investment securities, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. For more information, see page 11.

Sector overview

Sector/Segment	Primary types of fee revenue
Asset & Wealth Management sector	
Asset Management segment	• Asset and wealth management fees from: Institutional clients Mutual funds Private clients • Performance fees • Distribution and servicing fees
Wealth Management segment	• Wealth management fees from high-net-worth individuals, families, family offices and business enterprises, charitable gift programs and foundations and endowments
Institutional Services sector	
Asset Servicing segment	• Asset servicing fees, including: Institutional trust and custody fees Broker-dealer services Securities lending • Foreign exchange
Issuer Services segment	• Issuer services fees, including: Corporate Trust Depositary receipts Employee investment plan services Shareowner services
Clearing & Execution Services segment	• Clearing and execution services fees, including: Broker Dealer and Registered Investment Advisor services Electronic trading services
Treasury Services segment	• Treasury services fees, including: Global payment services Working capital solutions Global markets and institutional banking services • Financing-related fees
Other segment	• Leasing operations • Corporate Treasury activities • Business exits • Merger and integration expenses

Fee and other revenue

Fee and other revenue [a]		Legacy The Bank of New York only		2007	2006
(in millions unless otherwise noted)	2007	2006	2005	vs. 2006	vs. 2005
Securities servicing fees:					
Asset servicing	**$2,350**	$1,401	$1,267	68%	11%
Issuer services	**1,560**	895	639	74	40
Clearing and execution services	**1,192**	1,248	1,242	(4)	-
Total securities servicing fees	**5,102**	3,544	3,148	44	13
Asset and wealth management fees	**2,060**	545	455	278	20
Performance fees	**93**	35	9	166	289
Foreign exchange and other trading activities	**786**	415	379	89	9
Treasury services	**348**	209	206	67	1
Financing-related fees	**216**	250	282	(14)	(11)
Distribution and servicing	**212**	6	5	N/M	N/M
Investment income	**149**	160	90	(7)	78
Securities gains (losses)	**(201)**	2	22	N/M	N/M
Other	**266**	173	119	54	45
Total fee and other revenue	**$9,031**	$5,339	$4,715	69%	13%
Fee and other revenue as a percentage of total revenue (FTE)	**80%**	78%	78%		
Market value of assets under management at period-end *(in billions)*	**$1,121**	$ 142	$ 115	689%	23%
Market value of assets under custody and administration at period-end *(in trillions)*	**$ 23.1**	$ 15.5 [b]	$ 11.4 [b]	49%	36%

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. All other periods prior to 2007 include legacy The Bank of New York only.

(b) Revised for the Acquired Corporate Trust Business and harmonization adjustments.

Fee and other revenue

Fee and other revenue totaled $9.031 billion in 2007, an increase of $3.692 billion, or 69%, from $5.339 billion in 2006. The increase in revenue in 2007 was primarily driven by the merger with Mellon, the full-year impact of the acquisition in October 2006 of the Acquired Corporate Trust Business and stronger performances in securities servicing, asset and wealth management, foreign exchange and other trading activities and treasury services. Partially offsetting the growth in fee and other revenue was the disposition of certain execution businesses in the October 2006 BNY ConvergEx transaction and securities losses.

Securities servicing fees

The increase in securities servicing fees compared to 2006 reflects the merger with Mellon and the Acquired Corporate Trust Business, as well as strong organic growth in securities lending revenue, Depositary Receipts and broker-dealer services. These results were partially offset by the BNY ConvergEx transaction. See the "Institutional Services Sector" in "Business segments review" for additional details.

Asset and wealth management fees

Asset and wealth management fees increased from 2006 primarily due to the merger with Mellon, net new business and improved equity markets. See the "Asset and Wealth Management Sector" in "Business segments review" for additional details regarding the drivers of asset and wealth management fees. Total assets under management for the Asset and Wealth management sector were $1.121 trillion at Dec. 31, 2007, up from $142 billion at Dec. 31, 2006. The increase resulted from the merger with Mellon and net new business. Net asset inflows totaled $55 billion in 2007 resulting from $70 billion of money market inflows partially offset by $15 billion of long-term outflows.

A large category of Asset and Wealth management fees are from managed mutual funds generated in the Asset Management segment. These fees are based on the daily average net assets of each fund and the basis point management fee paid by that fund. Managed mutual fund revenue was $637 million in 2007 compared with $10 million in 2006. The increase resulted from the merger with Mellon.

Performance fees

Performance fees, which are reported in the Asset Management segment, are generally calculated as a percentage of a portfolio's performance in excess of a benchmark index or a peer group's performance. There is an increase/decrease in incentive expense with a related change in performance fees. Performance fees totaled $93 million in 2007, an increase of $58 million compared with 2006, reflecting the merger with Mellon. As a result of the turbulent market environment in 2007, performance fees were impacted by a lower outperformance on certain alternative and quantitative strategies.

Foreign exchange and other trading activities

Foreign exchange and other trading activities revenue, which is primarily reported in the Asset Servicing segment, was $786 million in 2007, an increase of $371 million, or 89%, compared with 2006. The increase was due to the merger with Mellon, record customer volumes due to increased activity of the existing client base, new clients, and the favorable impact that resulted from increased currency volatility in the second half of 2007. Other trading activities increased reflecting a higher valuation of the credit derivative portfolio caused by the widening of credit spreads.

Treasury services

Treasury services, which is primarily reported in the Treasury services segment, includes fees related to funds transfer, cash management, and liquidity management. Treasury services fees increased $139 million from 2006 reflecting the merger with Mellon, as well as higher client volumes and net new business in the global payments business, partially offset by customers paying with compensating balances in lieu of fees. Earnings on compensating balance deposits are recognized in net interest revenue.

Financing-related fees

Financing-related fees, which are primarily reported in the Treasury Services segment, include capital markets fees, loan commitment fees and credit-related trade fees.

Financing-related fees decreased $34 million from 2006 reflecting a lower level of credit-related activities consistent with our strategic direction.

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds managed or administered by BNY Mellon and are primarily reported in the Asset Management segment. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes and the funds' market values.

The $206 million increase in distribution and servicing fee revenue in 2007 compared with 2006 primarily reflects the merger with Mellon, as well as higher sales volumes and higher market values of mutual funds. The impact of these fees on income in any one period can be more than offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Investment income

Investment income, which is primarily reported in the Other and Asset Management segments, includes the gains and losses on private equity investments and seed capital investments, income from insurance contracts, and lease residual gains and losses. The decline compared to prior periods principally reflects lower private equity investment income as well as the lower market value of seed capital investments due to the market environment. Private equity investment income was $67 million in 2007, down from $97 million in 2006. This decrease was partially offset by higher returns from insurance contracts and the merger with Mellon.

Securities gains (losses)

The $201 million securities loss in 2007 primarily reflects a $200 million loss on CDOs recorded in the fourth quarter. Based on deteriorating conditions in the U.S. housing market, we recognized a pre-tax loss of $200 million ($118 million after-tax) for other than temporary impairment related to these securities. Within our securities available for sale portfolio, we held $179 million (par value $379 million) of CDOs that contained subprime exposure at Dec. 31, 2007.

Other revenue

Other revenue is comprised of expense reimbursements from joint ventures, merchant card fees, asset-related gains, equity investment income, net economic value payments and other transactions. Expense reimbursements from joint ventures relate to expenses incurred by BNY Mellon on behalf of joint ventures. Asset-related gains (losses) include loan and real estate dispositions. Equity investment income primarily reflects our proportionate share of the income from our investment in Wing Hang Bank Limited. Other transactions primarily include low-income housing, other investments and various miscellaneous revenues. The breakdown among these categories is shown in the following table:

Other revenue		Legacy The Bank of New York only	
(in millions)	**2007**	2006	2005
Expense reimbursements from joint ventures	**$ 58**	$ -	$ -
Merchant card fees	**25**	-	-
Asset-related gains	**9**	100	88
Equity investment income	**56**	47	39
Net economic value payments	**41**	23	-
Other	**77**	3	(8)
Total other revenue	**$266**	$173	$119

Other revenue increased from 2006 reflecting the merger with Mellon, higher net economic value payments, a settlement received for early termination of a contract that occurred in 2005 associated with the clearing business ($28 million) and revenue related to transitional services agreements ($15 million). Net economic value payments were $41 million in 2007 and $23 million in 2006. These payments were primarily related to the Acquired Corporate Trust Business, for international customers whose net revenue had not previously been transferred. Upon conversion, revenue from the Acquired Corporate Trust Business clients was reflected in Issuer Services fees and net interest revenue. Asset-related gains in 2006 include a pre-tax gain of $35 million related to the conversion of our New York Stock Exchange ("NYSE") seats into cash and shares of NYSE Group, Inc. common stock, some of which were sold.

2006 compared with 2005

The increase in fee and other revenue in 2006 versus 2005 primarily reflected stronger performance in securities servicing, asset and wealth management fees, performance fees, foreign exchange and other trading activities as well as higher level of investment income and other income. Securities servicing fee growth in 2006 reflected the Acquired Corporate Trust Business and strong organic growth in issuer services, investor services and broker-dealer services. Growth in these areas was partly offset by disposition of certain execution businesses in the BNY ConvergEx transaction and weaker results in our clearing and remaining domestic execution business. Asset and wealth management fees increased over 2005 primarily resulting from acquisitions. The increase in performance fees reflected improved performance fees at Ivy Asset Management Corp. ("Ivy"). Foreign exchange and other trading activities grew strongly in 2006 versus 2005 reflecting higher customer volumes driven by cross-border investment flows, greater business from existing clients, and favorable market conditions in the first half of 2006. Other trading revenues increased in 2006 as a result of higher fixed income activities partially offset by lower trading revenue at Pershing Group LLC ("Pershing"). Investment income in 2006 included a realized gain of $11 million from the sale of a private equity investment. The increase in other revenue reflects the gain on the sale of NYSE seats and net economic value payments.

Net interest revenue

Net interest revenue		Legacy The Bank of New York only		2007	2006
(dollar amounts in millions)	**2007** (a)	2006	2005	vs. 2006	vs. 2005
Net interest revenue	**$2,300**	$1,499	$1,340	53%	12%
Tax equivalent adjustment	**12**	22	27	N/M	N/M
Net interest revenue on an FTE basis	**$2,312**	$1,521	$1,367	52%	11%
Net interest margin (FTE)	**2.08%**	2.01% (b)	2.02% (b)	7bp	(1)bp

(a) *Results for 2007 include six months of the combined company's results and six months of legacy The Bank of New York only. All other periods reflect legacy The Bank of New York only.*

(b) *Calculated on a continuing operations basis even though the balance sheet, in accordance with GAAP, is not restated for discontinued operations.*

bp - basis points

The increase in net interest revenue from 2006 principally reflects the merger with Mellon, as well as a higher level of average interest-earning assets driven by growth in client deposits, as well as higher deposit balances associated with the Acquired Corporate Trust Business, wider spreads on investment securities and lower bond premium amortization due to slowing prepayments. This growth was partially offset by the required recalculation of the yield on leverage leases under FSP-FAS 13-2, for changes to New York state tax rates resulting from the merger with Mellon ($22 million). We received net economic value payments on the Acquired Corporate Trust Business deposits post-acquisition but prior to the transfer of the deposits to us. These payments, which totaled $41 million in 2007 and $23 million in 2006, are recorded in Other revenue.

Average interest-earning assets were $111.2 billion in 2007, compared with $75.6 billion in 2006 and $67.7 billion in 2005. The increase in 2007 from 2006 reflects the merger with Mellon, the impact of higher deposits related to the Acquired Corporate Trust Business, as well as a higher level of interest and noninterest-bearing deposits driven by higher client activity across our businesses. Average loans were $41.5 billion in 2007, compared with $33.6 billion in 2006 and $32.1 billion in 2005. Average securities were $37.4 billion in 2007, up from $25.9 billion in 2006 and $24.3 billion in 2005.

The net interest margin was 2.08% in 2007 compared with 2.01% in 2006 and 2.02% in 2005. The increase in the net interest margin from 2006 principally reflects the merger with Mellon as well as a higher average level of noninterest-bearing deposits, wider spreads on investment securities and lower bond premium amortization due to slowing prepayments.

2006 compared with 2005

The increase in net interest revenue in 2006 compared to 2005 primarily reflects the impact of higher deposit balances related to the Acquired Corporate Trust Business, higher amounts of interest-earning assets and interest-free balances, as well as the higher value of interest-free balances in a rising rate environment.

CONSOLIDATED BALANCE SHEET – AVERAGE BALANCES AND INTEREST YIELDS/RATES (a)

(dollar amounts in millions, presented on an FTE basis)	2007 (b)		
	Average balance	**Interest**	**Average yields/rates**
Assets			
Interest-earning assets:			
Interest-bearing deposits with banks (primarily foreign banks)	$ 26,505	$ 1,242	4.68%
Federal funds sold and securities under resale agreements	5,727	290	5.06
Margin loans	5,392	332	6.16
Non-margin loans:			
Domestic offices			
Consumer	4,722	278	5.90
Commercial	18,806	913	4.85
Foreign offices	12,595	693	5.50
Total non-margin loans	36,123	1,884 (c)	5.22
Securities:			
U.S. government obligations	270	12	4.45
U.S. government agency obligations	7,314	390	5.33
Obligations of states and political subdivisions	408	27	6.73
Other securities:			
Domestic offices	19,832	1,125	5.67
Foreign offices	7,529	363	4.81
Total other securities	27,361	1,488	5.44
Trading securities:			
Domestic offices	1,121	47	4.19
Foreign offices	953	51	5.39
Total trading securities	2,074	98	4.74
Total securities	37,427	2,015	5.38
Total interest-earning assets	111,174	$ 5,763 (e)	5.18%
Allowance for credit losses	(303)		
Cash and due from banks	3,945		
Other assets	33,773		
Assets of discontinued operations	53		
Total assets	$148,642		
Liabilities and shareholders' equity			
Interest-bearing deposits			
Domestic offices:			
Money market rate accounts	$ 11,535	$ 349	3.03%
Savings	610	16	2.56
Certificates of deposits of $100,000 & over	2,845	152	5.35
Other time deposits	1,012	60	5.93
Total domestic	16,002	577	3.61
Foreign offices:			
Banks	9,720	358	3.69
Government & official institutions	1,108	45	4.03
Other	39,492	1,409	3.57
Total foreign	50,320	1,812	3.60
Total interest-bearing deposits	66,322	2,389	3.60
Federal funds purchased & securities under repurchase agreements	2,890	125	4.30
Other funds borrowed:			
Domestic offices	1,762	76	4.28
Foreign offices	761	15	2.02
Total other funds borrowed	2,523	91	3.59
Payables to customers and broker-dealers	5,113	177	3.47
Long term debt	12,327	669	5.43
Total interest-bearing liabilities	$ 89,175	$ 3,451	3.87%
Total noninterest-bearing deposits	21,677		
Other liabilities	17,503		
Liabilities of discontinued operations	53		
Total liabilities	128,408		
Shareholders' equity	20,234		
Total liabilities and shareholders' equity	$148,642		
Net interest margin-taxable equivalent basis			2.08%
Assets attributable to foreign offices (d)	36.68%		
Liabilities attributable to foreign offices	37.55		

(a) Average balances and rates have been impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(b) Average balances and rates for 2007 include six months of the combined Company's results and six months legacy The Bank of New York only.
(c) Includes fees of $32 million in 2007. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(d) Includes Cayman Islands branch offices.
(e) The tax equivalent adjustment was $12 million in 2007 and is based on the federal statutory tax rate (35%) and applicable state and local taxes.

(dollar amounts in millions, presented on an FTE basis)	Legacy The Bank of New York only					
	2006 [a]			2005 [a]		
	Average balance	Interest	Average yields/rates	Average balance	Interest	Average yields/ rates
Assets						
Interest-earning assets:						
Interest-bearing deposits with banks (primarily foreign banks)	$ 13,327	$ 538	4.04%	$ 8,996	$ 274	3.04%
Federal funds sold and securities under resale agreements	2,791	130	4.67	2,399	70	2.90
Margin loans	5,372	330	6.15	6,403	267	4.17
Non-margin loans:						
Domestic offices						
Consumer	2,985	168	5.64	1,740	91	5.25
Commercial	14,955	707	4.72	14,631	558	3.81
Foreign offices	10,300	574	5.57	9,295	396	4.25
Total non-margin loans	28,240	1,449 [b]	5.13	25,666	1,045 [b]	4.07
Securities:						
U.S. government obligations	190	8	4.32	273	9	3.43
U.S. government agency obligations	3,565	169	4.73	3,766	153	4.05
Obligations of states and political subdivisions	105	9	8.34	141	12	8.39
Other securities:						
Domestic offices	15,702	850	5.42	14,640	630	4.30
Foreign offices	2,746	114	4.15	1,882	83	4.44
Total other securities	18,448	964	5.23	16,522	713	4.32
Trading securities						
Domestic offices	660	30	4.56	593	22	3.77
Foreign offices	2,908	135	4.64	2,956	131	4.45
Total trading securities	3,568	165	4.63	3,549	153	4.34
Total securities	25,876	1,315	5.09	24,251	1,040	4.29
Total interest-earning assets	75,606	$ 3,762 [d]	4.98%	67,715	$2,696 [d]	3.98%
Allowance for credit losses	(340)			(474)		
Cash and due from banks	2,910			2,772		
Other assets	18,302			16,306		
Assets of discontinued operations	10,364			15,116		
Total assets	$106,842			$101,435		
Liabilities and shareholders' equity						
Interest-bearing deposits						
Domestic offices:						
Money market rate accounts	$ 5,465	$ 145	2.66%	$ 6,320	$ 109	1.73%
Savings	452	6	1.36	597	5	0.87
Certificates of deposit of $100,000 & over	4,114	210	5.12	3,155	107	3.40
Other time deposits	551	26	4.70	437	16	3.38
Total domestic	10,582	387	3.66	10,509	237	2.25
Foreign offices:						
Banks	6,764	243	3.59	6,050	129	2.13
Government & official institutions	705	25	3.50	581	14	2.44
Other	25,092	779	3.11	19,930	459	2.30
Total foreign	32,561	1,047	3.22	26,561	602	2.26
Total interest-bearing deposits	43,143	1,434	3.33	37,070	839	2.26
Federal funds purchased & securities under repurchase agreements	2,237	104	4.65	1,284	35	2.73
Other funds borrowed:						
Domestic offices	1,632	94	5.74	1,480	55	3.68
Foreign offices	459	6	1.32	385	3	0.84
Total other funds borrowed	2,091	100	4.77	1,865	58	3.10
Payables to customers and broker-dealers	4,899	167	3.40	6,014	128	2.12
Long term debt	8,295	436	5.26	7,312	269	3.68
Total interest-bearing liabilities	60,665	$ 2,241	3.69%	53,545	$1,329	2.48%
Total noninterest-bearing deposits	11,609			10,078		
Other liabilities	13,871			13,223		
Liabilities of discontinued operations	10,364			15,116		
Total liabilities	96,509			91,962		
Shareholders' equity	10,333			9,473		
Total liabilities and shareholders' equity	$106,842			$101,435		
Net interest margin-taxable equivalent basis			2.01%			2.02%
Assets attributable to foreign offices [c]	33.19%			29.51%		
Liabilities attributable to foreign offices	36.21			32.97		

(a) Average balances and rates have been impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.

(b) Includes fees of $42 million in 2006 and $66 million in 2005. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.

(c) Includes Cayman Islands branch office.

(d) The tax equivalent adjustments were $22 million in 2006 and $27 million in 2005, and are based on the federal statutory tax rate (35%) and applicable state and local taxes.

Noninterest expense

Noninterest expense (dollars in millions)	2007 (a)	Legacy The Bank of New York only 2006	Legacy The Bank of New York only 2005	2007 vs. 2006	2006 vs. 2005
Staff:					
Compensation	**$ 2,453**	$ 1,615	$ 1,567	52%	3%
Incentives	**1,114**	621	347	79	79
Employee benefits	**553**	404	396	37	2
Total staff	**4,120**	2,640	2,310	56	14
Professional, legal and other purchased services	**781**	381	344	105	11
Net occupancy	**449**	279	250	61	12
Software	**280**	220	214	27	3
Distribution and servicing	**268**	17	17	N/M	-
Furniture and equipment	**267**	190	199	41	(5)
Sub-custodian	**200**	134	96	49	40
Business development	**190**	108	97	76	11
Clearing and execution	**183**	199	204	(8)	(2)
Communications	**109**	97	91	12	7
Other	**546**	241	222	127	9
Subtotal	**7,393**	4,506	4,044	64	11
Amortization of intangible assets	**319**	76	40	320	90
Merger and integration expense:					
The Bank of New York Mellon	**355**	-	-	-	-
Acquired Corporate Trust Business	**49**	106	-	(54)	-
Total noninterest expense	**$ 8,116**	$ 4,688	$ 4,084	73%	15%
Total staff expense as a percentage of total revenue (FTE)	**36%**	38%	38%		
Employees at period-end	**42,100**	22,400	19,900	88%	13%

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. All other periods reflect legacy The Bank of New York only.

Total noninterest expense, excluding intangible amortization and merger and integration expense, was $7.393 billion in 2007, an increase of $2.887 billion or 64% compared with 2006. The merger with Mellon, the purchase of the Acquired Corporate Trust Business and the disposition of certain execution businesses in the BNY ConvergEx transaction significantly impacted comparisons of 2007 to 2006. The net impact of these transactions increased nearly all expense categories. Noninterest expense for 2007 also includes the pre-tax write-off of the value of the remaining interest in a hedge fund manager that was disposed of in 2006 ($32 million). Noninterest expense reflects $175 million in expense synergies associated with the merger with Mellon in 2007. We expect to realize annual expense synergies of $700 million by 2010.

The increase in merger and integration expense and intangible amortization expense compared to 2006 resulted from the merger with Mellon, partially offset by a decrease in merger and integration expense related to the Acquired Corporate Trust Business.

Total merger and integration costs associated with the Mellon merger are currently expected to be approximately $1.325 billion.

Staff expense

Given our mix of fee-based businesses, which are staffed with high quality professionals, staff expense comprised approximately 56% of total noninterest expense, excluding merger and integration and intangible amortization expense in 2007.

Staff expense is comprised of:

- compensation expense, which includes:
  - base salary expense, primarily driven by headcount;
  - the cost of temporary help and overtime, and
  - severance expense;
- incentive expense, which includes:
  - additional compensation earned under a wide range of sales commission plans and incentive plans designed to reward a

combination of individual, business unit and corporate performance goals; as well as
    - stock-based compensation expense, and
- employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

The increase in compensation, incentive and employee benefits expense reflects a net increase in headcount associated with the Mellon merger, the Acquired Corporate Trust Business, and organic business growth, partially offset by the BNY ConvergEx transaction.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, productivity initiatives and corporate development.

Non-staff expense, excluding merger and integration expense and intangible amortization expense, totaled $3.273 billion in 2007 compared with $1.866 billion in 2006. Non-staff expense was impacted by the merger with Mellon, the Acquired Corporate Trust Business, and the BNY ConvergEX transaction, and also included the following activity:

- A $251 million increase in distribution and servicing expense. Distribution and servicing expense represents amounts paid to other financial intermediaries to cover their costs for distribution (marketing support, administration and record keeping) and servicing of mutual funds. Generally, increases in distribution and servicing expense reflect higher net sales. Distribution and servicing expense in any one year is not expected to be fully recovered by higher distribution and service revenue; rather it contributes to future growth in mutual fund management revenue reflecting the growth in mutual fund assets generated through certain distribution channels;
- An increase in professional, legal and other purchased services, business development, furniture and equipment, software and communications expense resulting from business growth and strategic initiatives;
- An increase in sub-custodian expenses reflecting increased asset values, higher transaction volumes of assets under custody and increased depositary receipts activity, and
- An increase in other expense reflecting organic business growth, the write-off of the remaining interest in a hedge fund manager ($32 million pre-tax), and a $17 million pre-tax loss related to Structured Investment Vehicle ("SIV") securities purchased from a commingled Net Asset Value (NAV) fund, which is managed to the specifications of a money market fund.

In 2007, we incurred $355 million of merger and integration expenses related to the merger with Mellon, comprised of the following:

- Personnel related—includes severance, retention, relocation expenses, accelerated vesting of stock options and restricted stock expense ($122 million);
- Integration/conversion costs—including consulting, system conversions and staff ($136 million);
- Transaction costs—includes investment banker and legal fees, and foundation funding ($67 million), and
- One-time costs—includes facilities related costs, asset write-offs, vendor contract modifications, rebranding and net gain (loss) on disposals ($30 million).

We also incurred $49 million of merger and integration expense associated with the Acquired Corporate Trust Business in 2007.

Amortization of intangible assets increased to $319 million in 2007 compared with $76 million in 2006, primarily reflecting the merger with Mellon.

2006 compared with 2005

Total noninterest expense increased in 2006 compared with 2005 reflecting increased costs associated with new business, acquisitions, higher pension costs, as well as merger and integration costs. Staff expense was up in 2006 compared with 2005, reflecting higher staff levels tied to new businesses, acquisitions, higher incentive compensation and increased temporary help, partially offset by the BNY ConvergeEx transaction. Employee benefits expense increased compared with 2005, reflecting acquisitions and expenses for incentive payments and pensions. Subcustodian expenses increased in 2006 compared with 2005 reflecting increased asset values and transaction volumes of assets under custody, and increased activity in Depositary Receipts. Professional, legal and other purchased services increased, reflecting the impact of the Acquired Corporate Trust Business.

Merger and integration expenses in 2006 primarily included a loss in connection with the restructuring of our investment portfolio and employee-related costs, including severance. The swap of the Acquired Corporate Trust Business for the Retail Business resulted in a more liability-sensitive balance sheet because corporate trust liabilities reprice more quickly than retail deposits. We sold $5.5 billion of investment securities in the third quarter of 2006 to adjust our interest rate sensitivity.

Income taxes

On a continuing operations basis, the effective tax rate for 2007 was 31.0%, compared to 32.0% for 2006 and 32.1% for 2005. The lower effective tax rate in 2007 compared with 2006 reflects the benefit of higher foreign tax credits and lower state and local taxes, partially offset by the phase out of the benefits received from synthetic fuel credits. The slight decrease in the effective tax rate in 2006 compared with 2005 primarily reflected the increased benefit from foreign operations offset by lower tax-exempt income and lower credits from low-income housing.

The projected effective tax rate for 2008, excluding merger and integration expense, is expected to range between 33.75% and 34.25%. The projected increase in the effective tax rate over 2007 is primarily attributable to the loss of synthetic fuel credits, higher expected pre-tax income, and the adverse effect of the merger with Mellon on New York state and local income taxes.

We made synthetic fuel and low-income housing (Sections 29 and 42 of the Internal Revenue Code, respectively) investments that generate tax credits, which have the effect of reducing our tax expense. We invested in leveraged leases which, through accelerated depreciation, postpone the payment of taxes to future years. For financial statement purposes, deferred taxes are recorded as a liability for future payment.

In 2007, our effective tax rate benefited from synthetic fuel tax credits. These credits are related to investments that produce alternative fuel from coal by-products and were impacted by the price of oil. To manage our exposure in 2007 to the risk of increases in oil prices that could have reduced synthetic fuel tax credits, we entered into an option contract covering a specified number of barrels of oil that settled at the end of 2007. The option contract economically hedges a portion of our projected 2007 synthetic fuel tax credit benefit. The contract did not qualify for hedge accounting and, as a result, changes in the fair value of the option were recorded in trading income. The synthetic fuel program terminated at the end of 2007.

Extraordinary (loss) - Consolidation of Three Rivers Funding Corporation ("TRFC")

On Dec. 31, 2007, we called the first loss notes of TRFC, making us the primary beneficiary and triggering the consolidation of TRFC. The consolidation resulted in the recognition of an extraordinary (loss) (non-cash accounting charge) of $180 million after-tax, or $0.19 per share, representing the mark to market discount from par associated with spread widening for the assets in TRFC.

Strategically TRFC was not core to our focus on high growth global opportunities in Asset Management and Securities Servicing; it had an immaterial impact on our consolidated financial results, generating only $4 million of fee revenue in 2007. Furthermore, the continuing disruption in the capital markets negatively impacted TRFC funding costs and related returns, which was in sharp contrast to our funding costs and balance sheet strength. Consolidation improves the profitability of this portfolio by enabling use of cheaper funding generated by BNY Mellon as opposed to costlier funding generated by TRFC.

In addition to the extraordinary (loss), the size of the Dec. 31, 2007 balance sheet increased by the full amount of third party commercial paper funding previously issued by TRFC of approximately $4.0 billion. At Dec. 31, 2007, we held $136 million of TRFC's commercial paper, which was eliminated upon consolidation.

As a result of our excess liquidity, we were able to eliminate the TRFC commercial paper in the first quarter of 2008. Eliminating the TRFC commercial paper is expected to result in an improvement in our adjusted tangible common equity ratio of approximately 10 basis points during the first quarter of 2008.

Also prospectively, the $180 million after-tax mark to market on the TRFC assets is expected to be accreted into income over the remaining lives of the assets, which are currently projected to average approximately 4-5 years, dependent upon the credit quality of the assets.

The fair value of TRFC's asset-backed securities portfolio, which is included in our securities available for sale portfolio, totaled approximately $3.5 billion at

Dec. 31, 2007. Below are TRFC's asset and mortgage-backed securities by credit rating received from external rating agencies.

Credit ratings for TRFC's asset and mortgage-backed securities Dec. 31, 2007 *(dollar amounts in millions)*	AAA	AA	A	Total
Variable & fixed rate mortgages	$1,608	-	-	$1,608
Home equity lines of credit	799	-	-	799
Credit cards	-	39	701	740
Subprime mortgage loans	270	-	-	270
Other asset-backed securities	30	20	-	50
Total	$2,707[(a)]	$59	$701	$3,467
Percent	78%	2%	20%	100%

(a) Includes $802 million wrapped with monoline insurance.

In addition to these securities, TRFC has approximately $400 million of securitizations of client receivables that are structured to meet a credit rating of A. These securitizations are recorded as commercial loans in the loan portfolio.

Business segments review

We have an internal information system that produces performance data for our seven business segments along product and service lines.

Business segments accounting principles

Our segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the segments will track their economic performance.

The accounting policies of the business segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements except that segment results are subject to restatement whenever improvements are made in the measurement principles or when organizational changes are made. Net interest revenue differs from the amounts shown in the Consolidated Income Statement because amounts presented in the Business Segments are on an FTE basis. In 2007, in connection with the merger with Mellon, business segment reporting was realigned to reflect the new business structure of the combined company. In addition, several allocation methodologies were also revised to achieve greater harmonization with Mellon's methodologies. Segment data for 2006 and 2005 has been restated to reflect these revisions. The operations of acquired businesses are integrated with the existing business segments soon after most acquisitions are completed. As a result of the integration of staff support functions, management of customer relationships, operating processes and the financial impact of funding the acquisitions, we cannot precisely determine the impact of acquisitions on income before taxes and therefore do not report it.

We provide segment data for seven segments, with certain segments combined into sector groupings as shown below:

- Asset and Wealth Management Sector
  - Asset Management segment
  - Wealth Management segment
- Institutional Services Sector
  - Asset Servicing segment
  - Issuer Services segment
  - Clearing and Execution Services segment
  - Treasury Services segment
- Other segment

Business segment information is reported on a continuing operations basis for all periods presented. See Note 5 of Notes to Consolidated Financial Statements for a discussion of discontinued operations.

The results of our business segments are presented and analyzed on an internal management reporting basis:

- Revenue amounts reflect fee and other revenue generated by each segment, as well as fee and other revenue transferred between segments under revenue transfer agreements.
- Revenues and expenses associated with specific client bases are included in those segments. For example, foreign exchange activity associated with clients using custody products is allocated to the Asset Servicing segment within the Institutional Services Sector.
- Balance sheet assets and liabilities and their related income or expense are specifically assigned to each segment. Segments with a net liability position have also been allocated assets from the securities portfolio.
- Net interest revenue is allocated to segments based on the yields on the assets and liabilities generated by each segment. We employ a funds transfer pricing system that matches funds with

the specific assets and liabilities of each segment based on their interest sensitivity and maturity characteristics.

- The measure of revenues and profit or loss by a segment has been adjusted to present segment data on an FTE basis.
- The provision for credit losses is allocated to segments based on changes in each segment's credit risk during the period. Previously, the provision for credit losses was based on management's judgment as to average credit losses that would have been incurred in the operations of the segment over a credit cycle of a period of years.
- Support and other indirect expenses are allocated to segments based on internally-developed methodologies.
- Goodwill and intangible assets are reflected within individual business segments.
- The operations of the Acquired Corporate Trust Business are included only from Oct. 1, 2006, the date on which it was acquired.
- The operations of Mellon are included only from July 1, 2007, the effective date of the merger.

Market indexes				Inc/(Dec)	
	2007	2006	2005	**2007 vs. 2006**	2006 vs. 2005
S&P 500 Index *(a)*	**1468**	1418	1248	**4%**	14%
FTSE 100 Index (a)	**6457**	6221	5619	**4**	11
NASDAQ Composite Index *(a)*	**2652**	2415	2205	**10**	10
Lehman Brothers Aggregate Bond[SM] Index *(a)*	**257.5**	226.6	206.2	**14**	10
MSCI EAFE® Index *(a)*	**2253.4**	2074.5	1680.1	**9**	23
NYSE Volume *(in billions)*	**532.0**	458.5	415.1	**16**	10
NASDAQ Volume *(in billions)*	**539.7**	502.6	449.2	**7**	12

(a) Period end.

The merger with Mellon in July 2007, the acquisition of the Acquired Corporate Trust Business and the BNY ConvergEx transaction in October 2006, had a considerable impact on the business segment results in 2007 compared with 2006. The merger with Mellon significantly impacted the Asset Management, Wealth Management and the Asset Servicing segments and, to a lesser extent, the Issuer Services, Treasury Services and the Other segments. The Acquired Corporate Trust Business primarily impacted the Issuer Services segment. The BNY ConvergEx transaction primarily impacted the Clearing and Execution Services segment. The volatile market environment also impacted the business segments in 2007, as reflected by a strong year in securities lending, foreign exchange and other trading activities, as well as clearing and execution revenue. The growth in clearing and execution revenue was offset by the disposition of certain businesses in the BNY ConvergEx transaction. Depositary Receipts were also strong in 2007, reflecting business growth and corporate actions. Non-program equity trading volumes increased 17% in 2007 compared with 2006. In addition, average daily U.S. fixed-income trading volume was up 13%. Total debt issuance decreased 6% in 2007 compared with 2006. The issuance of global collateralized debt obligations decreased 12% compared with 2006.

The changes in the value of market indices impact fee revenue in the Asset and Wealth Management segments and our securities servicing businesses. Using the S&P 500 as a proxy for the equity markets, we estimate that a 100 point change in the value of the S&P 500, sustained for one year, impacts fee revenue by approximately 1% and fully diluted EPS on a continuing operations basis by $0.05 per share. The consolidating schedules below show the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2007 [a] (in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset & Wealth Management Sector	Asset Servicing	Issuer Services	Clearing & Execution Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	**$1,865**	**$ 436**	**$ 2,301**	**$ 2,928**	**$1,660**	**$ 1,360**	**$ 748**	**$ 6,696**	**$ 54**	**$ 9,051**
Net interest revenue	**14**	**199**	**213**	**721**	**567**	**304**	**489**	**2,081**	**18**	**2,312**
Total revenue	**1,879**	**635**	**2,514**	**3,649**	**2,227**	**1,664**	**1,237**	**8,777**	**72**	**11,363**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(10)**	**(10)**
Noninterest expense	**1,392**	**479**	**1,871**	**2,481**	**1,159**	**1,220**	**650**	**5,510**	**735**	**8,116**
Income before taxes	**$ 487**	**$ 156**	**$ 643**	**$ 1,168**	**$1,068**	**$ 444**	**$ 587**	**$ 3,267**	**$ (653)**	**$ 3,257**
Pre-tax operating margin [b]	**26%**	**25%**	**26%**	**32%**	**48%**	**27%**	**47%**	**37%**	**N/M**	**29%**
Average assets [c]	**$7,387**	**$8,062**	**$15,449**	**$17,095**	**$6,331**	**$15,482**	**$18,057**	**$56,965**	**$76,175**	**$148,589**
Excluding intangible amortization:										
Noninterest expense	**$1,244**	**$ 437**	**$ 1,681**	**$ 2,466**	**$1,084**	**$ 1,196**	**$ 636**	**$ 5,382**	**$ 734**	**$ 7,797**
Income before taxes	**635**	**198**	**833**	**1,183**	**1,143**	**468**	**601**	**3,395**	**(652)**	**3,576**
Pre-tax operating margin [b]	**34%**	**31%**	**33%**	**32%**	**51%**	**28%**	**49%**	**39%**	**N/M**	**31%**

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only.
(b) Income before taxes divided by total revenue.
(c) Includes average assets of discontinued operations of $53 million for 2007, consolidated average assets were $148.642 billion for 2007.

Legacy The Bank of New York only

For the year ended Dec. 31, 2006 (in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset & Wealth Management Sector	Asset Servicing	Issuer Services	Clearing & Execution Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$ 357	$ 198	$ 555	$1,712	$ 961	$ 1,359	$ 570	$ 4,602	$ 182	$ 5,339
Net interest revenue	15	60	75	476	258	278	392	1,404	42	1,521
Total revenue	372	258	630	2,188	1,219	1,637	962	6,006	224	6,860
Provision for credit losses	-	(2)	(2)	-	-	(4)	5	1	(19)	(20)
Noninterest expense	237	210	447	1,630	615	1,201	510	3,956	285	4,688
Income before taxes	$ 135	$ 50	$ 185	$ 558	$ 604	$ 440	$ 447	$ 2,049	$ (42)	$ 2,192
Pre-tax operating margin [a]	36%	19%	29%	26%	50%	27%	46%	34%	N/M	32%
Average assets [b]	$1,072	$1,489	$2,561	$8,596	$2,004	$16,436	$16,274	$43,310	$50,607	$96,478
Excluding intangible amortization:										
Noninterest expense	$ 222	$ 210	$ 432	$1,617	$ 597	$ 1,171	$ 510	$ 3,895	$ 285	$ 4,612
Income before taxes	150	50	200	571	622	470	447	2,110	(42)	2,268
Pre-tax operating margin [a]	40%	19%	32%	26%	51%	29%	46%	35%	N/M	33%

(a) Income before taxed divided by total revenue.
(b) Including average assets of discontinued operations of $10.364 billion for 2006, consolidated average assets were $106.842 billion for 2006.

Legacy The Bank of New York only

For the year ended Dec. 31, 2005 (in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset & Wealth Management Sector	Asset Servicing	Issuer Services	Clearing & Execution Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$262	$ 192	$ 454	$1,560	$ 683	$ 1,318	$ 638	$ 4,199	$ 62	$ 4,715
Net interest revenue	24	50	74	421	156	221	396	1,194	99	1,367
Total revenue	286	242	528	1,981	839	1,539	1,034	5,393	161	6,082
Provision for credit losses	-	-	-	-	-	8	5	13	(20)	(7)
Noninterest expense	159	181	340	1,474	429	1,175	538	3,616	128	4,084
Income before taxes	$127	$ 61	$ 188	$ 507	$ 410	$ 356	$ 491	$ 1,764	$ 53	$ 2,005
Pre-tax operating margin [a]	44%	25%	36%	26%	49%	23%	47%	33%	33%	33%
Average assets [b]	$915	$1,272	$2,187	$4,174	$1,301	$17,349	$13,695	$36,519	$47,613	$86,319 [b]
Excluding intangible amortization:										
Noninterest expense	$156	$ 181	$ 337	$1,468	$ 427	$ 1,146	$ 538	$ 3,579	$ 128	$ 4,044
Income before taxes	130	61	191	513	412	385	491	1,801	53	2,045
Pre-tax operating margin [a]	45%	25%	36%	26%	49%	25%	47%	33%	33%	34%

(a) Income before taxes divided by total revenue.
(b) Including average assets of discontinued operations of $15.116 billion for 2005, consolidated average assets were $101.435 billion for 2005.

Asset and Wealth Management Sector

Asset and Wealth Management fee revenue is dependent on the overall level and mix of assets under management ("AUM") and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were $1.121 trillion at Dec. 31, 2007, compared with $142 billion at Dec. 31, 2006. The year-over-year increase in AUM primarily reflects the merger with Mellon and continued growth across asset classes and strategies.

Performance fees are also earned in the Asset and Wealth Management sector. These fees are generally calculated as a percentage of a portfolio's performance in excess of a benchmark index or a peer group's performance.

The overall level of assets under management for a given period is determined by:

- the beginning level of assets under management;
- the net flows of new assets during the period resulting from new business wins and existing client enrichments reduced by losses and withdrawals; and
- the impact of market price appreciation or depreciation, the impact of any acquisitions or divestitures and foreign exchange rates.

These components are shown in the changes in market value of assets under management table below. The mix of assets under management is determined principally by client asset allocation decisions among equities, fixed income, alternative investments and overlay and money markets. The trend of this mix is shown in the assets under management at period end, by product type, table below.

Managed equity assets typically generate higher percentage fees than money market and fixed-income assets. Also, actively managed assets typically generate higher management fees than indexed or passively managed assets of the same type.

Management fees are typically subject to fee schedules based on the overall level of assets managed for a single client or by individual asset class and style. This is most prevalent for institutional assets where amounts we manage for individual clients are typically large.

A key driver of organic growth in asset and wealth management fees is the amount of net new business flows of assets under management. Overall market conditions are also key drivers with a key long-term economic driver being the growth rate of financial assets as measured by the U.S. Federal Reserve. This measure encompasses both net flows and market appreciation or depreciation in the U.S. markets overall.

Assets under management at period-end, by product type		Legacy The Bank of New York only			
(in billions)	**2007**	2006	2005	2004	2003
Equity securities	**$ 460**	$ 39	$ 37	$ 36	$30
Fixed income securities	**218**	21	20	22	19
Alternative investments and overlay	**147**	44	25	24	15
Money market	**296**	38	33	29	31
Total assets under management	**$1,121**	$142	$115	$111	$95

Assets under management at period-end, by client type		Legacy The Bank of New York only			
(in billions)	**2007**	2006	2005	2004	2003
Institutional	**$ 671**	$105	$ 82	$ 79	$65
Mutual funds	**349**	15	11	10	9
Private client	**101**	22	22	22	21
Total assets under management	**$1,121**	$142	$115	$111	$95

Changes in market value of assets under management from Dec. 31, 2006 to Dec. 31, 2007 - by business segment

(in billions)	Asset Management	Wealth Management	Total
Market value of assets under management at Dec. 31, 2006:			
The Bank of New York	$ 118	$24	$ 142
Mellon at June 30, 2007	868	61	929
Net inflows (outflows): [a]			
Long-term	(17)	2	(15)
Money market	70	-	70
Total net inflows	53	2	55
Net market depreciation [b]	(4)	(1)	(5)
Market value of assets under management at Dec. 31, 2007	**$1,035**	**$86**	**$1,121**

(a) *Excludes $18 bilion of net flows from Mellon during the first six months of 2007.*
(b) *Includes the effect of changes in foreign exchange rates.*

At Dec. 31, 2007, the investment portfolio of money market funds under management included approximately $2.9 billion of senior notes issued by structured investment vehicles ("SIVs"), which represented 1% of the portfolio. During January and February of 2008, $1.2 billion of these securities matured. At February 27, 2008, the remaining $1.7 billion balance is to bank-sponsored SIVs and all sponsors have agreed to support the notes which are scheduled to mature in the first half of 2008.

Asset Management segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	**2007**	2006 [a]	**2007 vs. 2006**
Revenue:			
Asset and wealth management:			
Mutual funds	**$ 637**	$ 10	N/M
Institutional clients	**821**	252	226%
Private clients	**122**	48	154
Total asset management revenue	**1,580**	310	410
Performance fees	**93**	35	166
Distribution and servicing	**193**	-	N/M
Other	**(1)**	12	(108)
Total fee and other revenue	**1,865**	357	422
Net interest revenue	**14**	15	(7)
Total revenue	**1,879**	372	405
Noninterest expense (excluding intangible amortization)	**1,244**	222	460
Income before taxes (excluding intangible amortization)	**635**	150	323
Amortization of intangible assets	**148**	15	N/M
Income before taxes	**$ 487**	$ 135	261%
Memo: Income before taxes (excluding intangible amortization and non- operating items) [b]	**$ 667**	$ 150	345%
Pre-tax operating margin (excluding intangible amortization)	**34%**	40%	
Average assets	**$7,387**	$1,072	589%

(a) *Legacy The Bank of New York only.*
(b) *Results for 2007 exclude a pre-tax charge ($32 million) related to the write-off of the value of the remaining interest in a legacy Mellon hedge fund manager that was disposed of in 2006.*

Business description

BNY Mellon Asset Management is the umbrella organization for all of our affiliated investment management firms and is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional distribution of investment management and related services. The investment management firms offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, BNY Mellon Asset Management consists of BNY Mellon Asset Management International (formerly Mellon Global Investments), which is responsible for the distribution of investment management products internationally and the Dreyfus Corporation which is responsible for U.S. distribution of retail mutual funds, separate accounts and annuities.

We are the 13th largest global asset manager; and the 9th largest U.S. asset manager; and the 7th largest asset manager in Europe. We are also a top five tax-exempt, institutional U.S. asset manager.

The results of the Asset Management segment are mainly driven by the period-end and average levels of assets managed as well as the mix of those assets, as shown in the table on page 20. Results for this segment are also impacted by sales of fee-based products such as fixed and variable annuities and separately managed accounts. Expenses in this segment are mainly driven by staffing costs, incentives, distribution and servicing expense, and product distribution costs.

Review of financial results

Income before taxes was $487 million in 2007 compared with $135 million in 2006. Income before taxes (excluding intangible amortization) was $635 million in 2007 compared with $150 million in 2006. Results in 2007 included a $32 million charge related to the write-off of the value of the remaining interest in a hedge fund manager that was disposed of in 2006. Excluding this charge, income before taxes (excluding intangible amortization) was $667 million in 2007.

Fee and other revenue was $1.865 billion in 2007 compared with $357 million in 2006 primarily reflecting the merger with Mellon, net new business and improved equity markets. Performance fees increased $58 million in 2007 reflecting fees received on funds acquired in the merger with Mellon. The increase in distribution and servicing fees reflect the merger with Mellon. See the "Fee and Other Revenue" section for a discussion of distribution and servicing fees. Other fee revenue decreased, principally reflecting the lower market value of seed capital investments due to the market environment in 2007.

Noninterest expense (excluding intangible amortization) was $1.244 billion in 2007, compared with $222 million in 2006, primarily reflecting the merger with Mellon and higher incentive compensation, temporary labor, technology, legal expenses and the write-off of the remaining interest in a hedge fund manager.

2006 compared with 2005

Income before taxes was $135 million in 2006, compared with $127 million in 2005. Income before taxes (excluding intangible amortization) was $150 million in 2006 compared with $130 million in 2005. Fee and other revenue increased $95 million, primarily due to a rise in equity market levels and higher performance fees. Noninterest expense (excluding intangible amortization) increased $66 million in 2006 compared with 2005 primarily due to acquisitions, higher staff costs, incentive compensation and technology costs.

Wealth Management segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	**2007**	2006 (a)	**2007 vs 2006**
Revenue:			
Asset and wealth management	**$ 408**	$ 193	111%
Other	**28**	5	N/M
Total fee & other revenue	**436**	198	120
Net interest revenue	**199**	60	232
Total revenue	**635**	258	146
Provision for credit losses	**-**	(2)	N/M
Noninterest expense (excluding intangible amortization)	**437**	210	108
Income before taxes (excluding intangible amortization)	**198**	50	296
Amortization of intangible assets	**42**	-	N/M
Income before taxes	**$ 156**	$ 50	212
Pre-tax operating margin (excluding intangible amortization)	**31%**	19%	
Average assets	**$8,062**	$1,489	441%
Average loans	**4,033**	1,391	190
Average deposits	**6,175**	1,114	454
Market value of total client assets at period-end *(in billions)*	**$ 170**	$ 59	188%

(a) Legacy The Bank of New York only.

Business description

In the Wealth Management segment, we offer a full array of investment management, wealth and estate planning and private banking and finance solutions to help clients protect, grow and transfer their wealth. Clients include predominantly high-net-worth individuals, families, family offices and business enterprises, charitable gift programs and endowments and foundations. BNY Mellon Wealth Management is a top ten U.S. wealth manager with $170 billion in client assets. We serve our clients through an expansive network of 80 offices globally. The activities of Mellon 1st Business Bank, N.A. and Mellon United National Bank are included in this segment.

The results of the Wealth Management segment are driven by the level and mix of assets managed and custodied and the level of activity in client accounts.

Net interest revenue is determined by the level of interest spread between loans and deposits. Expenses of this segment are driven mainly by staff expense in the investment management, sales, service and support groups.

Review of financial results

Income before taxes was $156 million in 2007 compared with $50 million in 2006. Income before taxes (excluding intangible amortization) was $198 million in 2007 compared with $50 million in 2006.

Total fee and other revenue was $436 million in 2007 compared with $198 million in 2006. The increase resulted from the merger with Mellon, organic growth, with record net new business and market performance.

Net interest revenue increased $139 million compared with 2006, reflecting the merger with Mellon and increased deposit levels.

Noninterest expense (excluding intangible amortization) increased $227 million compared with 2006, primarily reflecting the merger with Mellon, as well as expenses associated with new distribution channels.

Total client assets were $170 billion at Dec. 31, 2007, compared with $59 billion at Dec. 31, 2006. The increase resulted from the merger with Mellon, new business, enrichments and higher market levels in 2007.

2006 compared with 2005

Income before taxes was $50 million in 2006 compared with $61 million in 2005. Excluding intangible amortization, income before taxes decreased $11 million. Fee and other revenue increased $6 million due to organic growth and strong market performance. Net interest revenue increased $10 million as a result of wider spreads given higher interest rates. Noninterest expense (excluding intangible amortization) increased $29 million due to higher staff and technology costs.

Institutional Services Sector

As of Dec. 31, 2007, our assets under custody and administration increased to $23.1 trillion, from $15.5 trillion at Dec. 31, 2006 and $11.4 trillion at Dec 31, 2005. The increase in assets under custody and administration compared with 2006 primarily reflects the merger with Mellon, growth in the custody business, rising asset prices and the impact of the Acquired Corporate Trust Business. Equity securities comprised 32% and fixed-income securities were 68% of the assets under custody and administration at Dec. 31, 2007, compared with 33% equity securities and 67% fixed-income securities at Dec. 31, 2006. Assets under custody and administration at Dec. 31, 2007 consisted of assets related to the custody, mutual funds, and corporate trust businesses of $18.3 trillion, broker-dealer services assets of $2.5 trillion, and all other assets of $2.3 trillion.

		Legacy The Bank of New York only			
	2007	2006	2005	2004	2003
Market value of assets under custody and administration at period-end *(in trillions)*	**$ 23.1** (b)	$15.5 (a)	$11.4 (a)	$10.0 (a)	$ 8.6 (a)
Market value of securities on loan at period-end *(in billions)* (c)	**$ 633**	$ 399	$ 311	$ 232	$174

(a) *Revised for Acquired Corporate Trust Business and harmonization adjustments.*

(b) *Includes the assets under custody or administration of CIBC Mellon Global Securities Services, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce of $989 billion at Dec. 31, 2007.*

(c) *Represents the total amount of securities on loan, both cash and non-cash managed by the Asset Servicing segment.*

Asset Servicing segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	**2007**	2006[(a)]	**2007 vs. 2006**
Revenue:			
Securities servicing fees- Asset servicing	**$ 2,293**	$ 1,396	64%
Foreign exchange and other trading activities	**511**	215	138
Other	**124**	101	23
Total fee and other revenue	**2,928**	1,712	71
Net interest revenue	**721**	476	51
Total revenue	**3,649**	2,188	67
Noninterest expense (excluding intangible amortization)	**2,466**	1,617	53
Income before taxes (excluding intangible amortization)	**1,183**	571	107
Amortization of intangible assets	**15**	13	15
Income before taxes	**$ 1,168**	$ 558	109%
Pre-tax operating margin (excluding intangible amortization)	**32%**	26%	
Average assets	**$17,095**	$ 8,596	99%
Average deposits	**34,108**	23,065	48
Securities lending revenue	**365**	170	115
Market value of securities on loan at period-end *(in billions)*	**633**	399	59%

(a) Legacy The Bank of New York only.

Business description

The Asset Servicing segment includes global custody, global fund services, securities lending, global liquidity services, outsourcing, government securities clearance, collateral management and credit-related services and other linked revenues, principally foreign exchange. Clients include corporate and public retirement funds, foundations and endowments and global financial institutions including banks, broker-dealers, investment managers, insurance companies and mutual funds.

The results of the Asset Servicing segment are driven by a number of factors which include the level of transactional activity and the extent of services provided including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending and investment manager backoffice outsourcing, as well as the market value of assets under administration and custody. Market interest rates impact both securities lending revenue and the earnings on client cash balances. Broker-dealer fees depend on the level of activity in the fixed income markets and the financing needs of customers, which are typically higher when the equity and fixed-income markets are active. Also, the adoption of tri-party repo arrangements continue to remain a key revenue driver in broker-dealer services. Foreign exchange trading revenues are influenced by the volume of client transactions and the spread realized on these transactions, market volatility in major currencies, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investment and other transactions undertaken by corporate and institutional clients. Segment expenses are principally driven by staffing levels and technology investments necessary to process transaction volumes. Fees paid to subcustodians are driven by market values of global assets and related transaction volumes.

We are one of the leading securities servicing providers globally with a total of $23.1 trillion of assets under custody and administration at Dec. 31, 2007. We are one of the largest mutual fund custodians for U.S. funds and one of the largest providers of fund services in the world, servicing funds with over $4.7 trillion in total assets. We also service more than 45% of the exchange-traded funds in the U.S. Fifty-five percent of the top 20 endowments and 42% of the top 50 endowments are BNY Mellon Asset Servicing clients.

We are a leading custodian in the U.K. and service 35% of U.K. pensions. In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of more than $3 trillion in 30 markets around the world. We are the largest global provider of performance analytics and a leading offshore fund administrator.

Our broker dealer service business is a leader in global clearance, clearing equity and fixed income transactions in more than 100 markets. We clear approximately 50% of the transactions in U.S. Government securities. With $1.6 trillion in tri-party balances worldwide, we are a leading collateral management agent.

Review of financial results

Income before taxes was $1.168 billion in 2007 compared with $558 million in 2006.

Total fee and other revenue increased $1.216 billion in 2007 compared with 2006 driven by the merger with Mellon, increased transaction volumes related to market volatility, new business, new assets from existing clients and organic growth across all business products, especially global custody, domestic and international mutual funds, exchange-traded funds, hedge fund servicing and collateral management. European asset servicing continues to gain growth across all products, also reflective of significant cross-border investment interest and capital flow. Securities lending revenue increased $195 million from 2006. The increase from 2006 resulted from the merger with Mellon, higher loan balances in 2007 compared with 2006, as well as a significant widening in spreads reflecting the volatile market environment in the second half of 2007.

The growth in global collateral management was due to new product introduction, new business wins and an industry trend towards centralized collateralized fundings. We handle approximately $1.6 trillion of financing for our broker-dealer clients daily through collateralized financing agreements, up approximately 23% from a year ago.

Foreign exchange and other trading activity increased $296 million compared with 2006, reflecting the merger with Mellon, record customer volumes due to increased activity of our existing client base and the acquisition of new clients, as well as elevated foreign currency volatility in the second half of 2007. Net interest revenue increased $245 million compared with 2006, primarily driven by the merger with Mellon, deposit growth and improved spreads.

Noninterest expense (excluding intangible amortization) increased $849 million compared with 2006 reflecting the merger with Mellon, higher staff expense in support of new business, increased sub-custodian expenses related to higher asset levels, higher joint venture pass-thru payments, higher expenses in support of growth initiatives and a $17 million pre-tax loss related to the purchase of SIV securities from a commingled NAV fund ("CNAV Fund"), which is managed by securities lending. The CNAV Fund is managed to the specifications of a money market fund.

A capital support agreement has been executed for the same CNAV Fund. The fund includes covered SIV securities of Whistle Jacket Capital/White Pine Finance, LLC totaling $185 million (the "Covered Securities"). Under the agreement we will provide capital in specified circumstances to the fund for a period of four months, subject to an aggregate maximum of $55.5 million. Upon the sale or other disposition of a Covered Security, we are required to contribute capital that is the least of the following amounts: (i) the amount, if any, by which the amortized cost of a Covered Security exceeds the amount realized from the sale or other disposition of the Covered Security; (ii) the amount, if any, necessary to restore the net asset value per share of the fund to a specified threshold amount, or (iii) the remaining amount of the aggregate capital contribution limit, taking into account all prior contributions. We will not receive any consideration from the fund for the contributed capital, if any, under the agreement. As a result of entering into the capital support agreement, we will record an initial non-cash charge equal to the estimated fair value of the agreement, with future changes recorded in earnings during the period of change in fair value. The total expense that will be recorded over the term of the agreement will equal the amount of total capital actually contributed to the fund.

At Dec. 31, 2007, the total of all CNAV Funds which are managed by securities lending had a balance of $150 billion and included $8.9 billion of senior notes issued by SIV's, all of which were rated AAA. A significant majority of these SIV's are bank sponsored where the bank has committed to support the SIV.

We continue to monitor exposure to SIV senior note investments in the CNAV Funds we manage. On a case by case basis, depending on future circumstances, we could choose to purchase SIV notes from these funds and/or enter into further capital support agreements with the funds.

2006 compared with 2005

Income before taxes increased $51 million in 2006 compared with 2005. Total fee and other revenue in this segment increased 10% in 2006 compared with 2005 primarily due to market volatility as well as particularly strong growth in broker-dealer services. Securities lending fees increased in 2006 compared with 2005 as strong growth in average loan volumes was partly offset by lower spreads. Revenues from foreign exchange trading were also up significantly, reflecting higher customer volumes driven by cross-border investment flows and greater business from existing clients. Net interest revenue increased $55 million in 2006 compared with 2005, reflecting increased deposit flows. Noninterest expense (excluding intangible amortization) increased $149 million compared with 2005, reflecting higher staff expense, technology cost and sub-custodian expenses.

Issuer Services segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2007	2006 (a)	2007 vs. 2006
Revenue:			
Securities servicing fees-Issuer services	$ 1,560	$ 895	74%
Other	100	66	52
Total fee & other revenue	1,660	961	73
Net interest revenue	567	258	120
Total revenue	2,227	1,219	83
Provision for credit losses	-	-	-
Noninterest expense (excluding intangible amortization)	1,084	597	82
Income before taxes (excluding intangible amortization)	1,143	622	84
Amortization of intangible assets	75	18	317
Income before taxes	$ 1,068	$ 604	77%
Pre-tax operating margin (excluding intangible amortization)	51%	51%	
Average assets	$ 6,331	$2,004	216%
Average deposits	$21,315	7,239	194
Depositary receipts outstanding (in billions)	$ 1,360	$ 645	111
Depositary receipt trading value (in billions)	$ 519	$ 178	192

(a) *Legacy The Bank of New York only.*

Business description

The Issuer Services segment provides a diverse array of products and services to fixed income and equity issuers, including corporations and shareholders, corporate trust, depositary receipts, employee investment plan services, and shareowner services.

As the world's largest trustee, we provide diverse services for corporate, municipal, structured, and international debt issuers. We serve as trustee or agent for approximately 90,000 clients with $11 trillion in outstanding debt securities from offices in 54 locations around the world, including 18 non-U.S. locations. We serve as the depositary for more than 1,300 American and global depositary receipt programs, with a 65% market share, acting in partnership with leading companies from 63 countries. In addition to its top-ranked stock transfer agency services, BNY Mellon Shareowner Services offers a comprehensive suite of equity solutions ranging from record keeping and corporate actions processing, demutualizations, direct investment, dividend reinvestment, proxy solicitation and employee stock plan administration.

Fee revenue in the issuer services segment depends on:

- the volume of issuance of fixed income securities;
- depositary receipts issuance and cancellation volume;
- corporate actions impacting depositary receipts; and
- transfer agency and corporate action volumes.

Expenses in the Issuer Services segment are driven by staff, equipment, and space required to support the services provided by the segment.

Review of financial results

Income before taxes was up 77% to $1.068 billion in 2007 from $604 million in 2006.

Total fee and other revenue increased $699 million in 2007 compared with 2006. Issuer services fees continued to exhibit strong growth compared with last year. The acquisition of the Acquired Corporate Trust Business and the merger with Mellon significantly impacted comparisons of 2007 to 2006. Issuer services fees increased reflecting higher Depositary Receipts resulting from higher servicing and dividend fees. Depositary Receipts reflect the continued globalization of the world's equity portfolios which drove higher levels of depositary receipts trading and investment in both U.S. and non-U.S. markets. The growth in Corporate Trust resulted from the Acquired Corporate Trust Business, while growth in Shareowner Services was due to the merger with Mellon.

Other fee revenue increased $34 million compared with 2006 reflecting the Acquired Corporate Trust Business and the merger with Mellon.

Net interest revenue increased $309 million in 2007 compared with 2006, primarily reflecting the impact of the Acquired Corporate Trust Business as well as higher deposits in Shareowner Services. Deposit growth was also impacted by new business and increased client volumes, as well as the merger with Mellon. Average deposits were $21.3 billion in 2007, compared with $7.2 billion in 2006.

Noninterest expense (excluding intangible amortization) increased $487 million in 2007 compared with 2006 reflecting the impact of the Acquired Corporate Trust Business, the merger with Mellon, and expenses associated with revenue growth in Depositary Receipts and Shareowner Services.

2006 compared with 2005

Income before taxes increased $194 million in 2006 compared with 2005. Total fee and other revenue in this segment increased $278 million in 2006 compared with 2005, primarily reflecting strong growth in Depositary Receipts and Corporate Trust as well as the results of the Acquired Corporate Trust Business. Net interest revenue increased $102 million compared with 2005, reflecting the positive impact of rising rates on spreads and increased deposit levels generated by the growth in the Acquired Corporate Trust Business.

Noninterest expense (excluding intangible amortization) increased $170 million compared with 2005, reflecting the impact of the Acquired Corporate Trust Business and expenses associated with revenue growth in Depositary Receipts and Corporate Trust. Growth in Depositary Receipts drove sub-custodian expense higher in 2006. Included in 2006 expense was $22 million of transition services expense associated with the Acquired Corporate Trust Business.

Clearing & Execution Services segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2007	2006 (a)	2007 vs. 2006
Revenue:			
Securities servicing fees-Clearing & execution services	$ 1,186	$ 1,210	(2)%
Other	174	149	17
Total fee & other revenue	1,360	1,359	-
Net interest revenue	304	278	9
Total revenue	1,664	1,637	2
Provision for credit losses	-	(4)	N/M
Noninterest expense (excluding intangible amortization)	1,196	1,171	2
Income before taxes (excluding intangible amortization)	468	470	-
Amortization of intangible assets	24	30	(20)
Income before taxes	$ 444	$ 440	1%
Pre-tax operating margin (excluding intangible amortization)	28%	29%	
Memo: Income before taxes (excluding intangible amortization and non-operating items) (b)	$ 441	$ 470	(6)%
Average assets	$15,482	$16,436	(6)
Average active accounts *(in thousands)*	5,119	5,104	-
Average margin loans *(in millions)*	$ 5,382	$ 5,373	-

(a) Legacy The Bank of New York only.

(b) Results for 2007 exclude the pre-tax benefit ($27 million) of the negotiated settlement received for the early termination of a contract that occurred in 2005.

Business description

Our Clearing & Execution Services segment consists of the Pershing clearing business, a 35.4% equity interest in BNY ConvergEx Group, and the B-Trade and G-Trade businesses, which became part of BNY ConvergEx Group on Feb, 1, 2008. The BNY ConvergEx Group transaction which closed on Oct. 1, 2006, changed the accounting from a fully consolidated subsidiary to a 35.4% equity interest recorded in other income.

Our Pershing and Pershing Advisor Solutions subsidiaries provide financial institutions and independent registered investment advisors with operational support, trading services, flexible technology and practice management programs. Pershing services more than 1,150 retail and institutional financial organizations and independent registered investment advisors who collectively represent more than five million active investors.

Through B-Trade and G-Trade and our affiliate, BNY ConvergEx Group, LLC, we provide liquidity and execution management, investment technologies, and intermediary and clearing services in more than 90 global markets, executing 235 million U.S. shares and $1.6 billion in non-U.S. principal each day and clearing more than 1.2 million trades daily.

Our execution services business is one of the largest global agency brokerage organizations, providing a full suite of broker-assisted and electronic trading capabilities. In addition, we are one of the leading institutional electronic brokers for non-U.S. dollar equity execution.

Revenue in this segment includes Broker Dealer and Registered Investment Advisor services and electronic trading services which are primarily driven by:

- trading volumes, particularly those related to retail customers;
- overall market levels; and
- the amount of assets under administration.

A substantial amount of revenue in this segment is generated from non-transactional activities, such as asset gathering, mutual fund, money fund and retirement programs, administration and other services. Segment expenses are driven by staff, equipment and space required to support the services provided by the segment and the cost of execution and clearance of trades.

Review of financial results

Income before taxes was $444 million in 2007 compared with $440 million in 2006. Total fee and other revenue increased slightly in 2007 compared with 2006, reflecting the impact of the BNY ConvergEx transaction, as well as a $35 million gain on the sale of NYSE seats in 2006 and a settlement received for early termination of a contract that occurred in 2005 ($28 million). Income before taxes (excluding intangible amortization) was $468 million in 2007, compared with $470 million in 2006. Clearing and execution servicing fees decreased $24 million compared with 2006 reflecting the disposition of certain execution businesses in the BNY ConvergEx transaction which was primarily offset by higher market activity and volumes which increased clearing-related revenues, as well as continued growth in money market and mutual fund positions.

Net interest revenue increased $26 million as higher revenues resulting from higher levels of customer deposits were partially offset by the impact of the BNY ConvergEx transaction.

Noninterest expense (excluding intangible amortization) increased $25 million in 2007 compared with 2006, reflecting higher salaries and benefits, clearing costs, bank technology charges, and outside services which more than offset the reduction in expense resulting from the BNY ConvergEx transaction.

2006 compared with 2005

Income before taxes increased $84 million compared with 2005. Fee and other revenue increased $41 million, reflecting good organic growth in asset-driven fees and retirement products, as well as a $35 million gain on the sale of NYSE seats in 2006. Net interest revenue increased by $57 million compared with 2005, primarily reflecting rising interest rates and the internalization of stock loan activities partly offset by lower balances. Noninterest expense (excluding intangible amortization) increased $25 million in 2006 compared with 2005 as the impact of higher activity-driven expenses more than offset the impact of the BNY ConvergEx transaction.

Treasury Services segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	**2007**	2006 [a]	**2007 vs. 2006**
Revenue:			
Treasury services	**$ 326**	$ 201	62%
Other	**422**	369	14
Total fee and other revenue	**748**	570	31
Net interest revenue	**489**	392	25
Total revenue	**1,237**	962	29
Provision for credit losses	**-**	5	N/M
Noninterest expense (excluding intangible amortization)	**636**	510	25
Income before taxes (excluding intangible amortization)	**601**	447	34
Amortization of intangible assets	**14**	-	N/M
Income before taxes	**$ 587**	$ 447	31%
Pre-tax operating margin (excluding intangible amortization)	**49%**	46%	
Average assets	**$18,057**	$16,274	11%
Average loans	**12,166**	12,561	(3)
Average deposits	**15,408**	12,163	27

(a) *Legacy The Bank of New York only.*

Business description

The Treasury Services segment includes treasury services, global payment services, working capital solutions, foreign exchange and other trading activities, capital markets business and large corporate banking.

Treasury services revenue is directly influenced by the volume of transactions and payments processed, loan levels, types of service provided and net interest revenue earned from deposit balances generated by activity across the business operations. Our revenue is indirectly influenced by other factors including market volatility in major currencies and the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. Foreign exchange trading revenues are directly influenced by the volume of client transactions and the spread realized on such transactions. Segment expenses are driven by staff, equipment and space required to support the services provided.

Treasury Services offers leading-edge technology, innovative products, and industry expertise to help its clients optimize cash flow, manage liquidity, and make payments around the world in more than 100 different countries. We maintain a global network of branches, representative offices and correspondent banks to provide comprehensive payment services including funds transfer, cash management, trade services and liquidity management. We are one of the largest funds transfer banks in the U.S. transferring over $1.8 trillion daily via more than 170,000 wire transfers.

We provide lending and credit-related services to large public and private corporations and financial institutions nationwide through a broad range of capital markets services including syndicated loans, bond underwriting, and private placements of corporate debt and equity securities.

Our corporate lending strategy is to focus on those clients and industries that are major users of securities servicing and treasury services. Revenue from our lending activities is primarily driven by loan levels and spreads over funding costs.

Review of financial results

Income before taxes was $587 million in 2007, compared with $447 million in 2006. Total fee and other revenue increased $178 million in 2007 driven by higher treasury services revenue and higher foreign exchange and other trading activities revenue. Treasury services fees were up $125 million in 2007 reflecting the merger with Mellon, higher client volumes and growth in the global payment business. The increase in other income in 2007 compared with 2006 primarily reflects the higher valuation of the credit derivatives portfolio.

The increase in net interest revenue in 2007 compared with 2006 reflects the merger with Mellon as well as higher deposit levels, including compensating balances (in lieu of treasury services fees), and wider spreads. There was no provision for credit losses in 2007 compared with a charge of $5 million in 2006. Noninterest expense excluding intangible amortization) increased $126 million in 2007 compared with 2006, primarily due to the merger with Mellon, as well as increased salaries, incentives and brokerage commission.

2006 compared with 2005

Income before taxes decreased $44 million in 2006 compared to 2005. Total fee and other revenue decreased $68 million compared with 2005, reflecting lower asset related gains and capital market fees. Net interest revenue decreased $4 million in 2006 compared with 2005, reflecting lower loan spreads. Noninterest expense (excluding intangible amortization) decreased $28 million in 2006, primarily reflecting lower operations costs resulting from the sale of our Retail Business to JPMorgan Chase.

Other segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2007	2006[(a)]
Revenue:		
Fee and other revenue	$ 54	$ 182
Net interest revenue	18	42
Total revenue	72	224
Provision for credit losses	(10)	(19)
Noninterest expense (excluding intangible amortization and merger and integration expense)	330	179
Income (loss) before taxes (excluding intangible amortization and merger and integration expense)	(248)	64
Amortization of intangible assets	1	-
Merger and integration expense:		
The Bank of New York Mellon	355	-
Acquired Corporate Trust Business	49	106
Total merger & integration expenses	404	106
Income before taxes	$ (653)	$ (42)
Memo: Income before taxes (excluding intangible amortization, merger and integration expense and non-operating items)[(b)]	$ (220)	$ 64
Average assets	76,175	50,607
Average deposits	10,403	11,134

(a) *Legacy The Bank of New York only.*

(b) *Results for 2007 include a reduction in net interest revenue resulting from a recalculation of the yield on the leverage lease portfolio caused by the impact of the merger with Mellon on the New York state marginal tax rate ($22 million) and a write-off of internally developed software ($6 million).*

Business description

The Other segment primarily includes:

- the results of leasing operations;
- corporate treasury activities;
- business exits, and
- corporate overhead.

Revenue primarily reflects:

- net interest revenue from the leasing portfolio;
- revenue from corporate and bank owned life insurance;
- any residual interest income resulting from transfer pricing algorithms relative to actual results, and
- gains (losses) from the sale of securities and other assets.

Noninterest expense includes:

- merger and integration charges;
- direct expenses supporting leasing, investing and funding activities;

- certain corporate overhead not directly attributable to the operations of other segments, and
- expenses previously allocated to the Retail and Middle Market Banking Segment that did not qualify for treatment as discontinued operations expense.

Review of financial results

Income before taxes was a loss of $653 million in 2007 compared with a loss of $42 million in 2006.

Total fee and other revenue decreased $128 million in 2007 compared with 2006. The decrease primarily reflects the $200 million (pre-tax) securities loss related to CDOs recorded in the fourth quarter of 2007.

Net interest revenue was $18 million in 2007, a decrease of $24 million compared to 2006. The decrease reflects the negative impact of the required recalculation of the yield on leverage leases under FSP-FAS 13-2 resulting from the merger with Mellon ($22 million), recorded in the third quarter of 2007 which more than offset the positive impact of the changing interest rate environment on corporate treasury allocations.

There was a $10 million credit to provision for credit losses recorded in 2007 compared with a credit of $19 million in 2006.

Noninterest expense (excluding intangible amortization/merger and integration expense) increased $151 million in 2007 compared with 2006, primarily reflecting the merger with Mellon. Merger and integration expenses associated with the Mellon merger were $355 million in 2007 and include amounts for integration/conversion costs ($136 million), personnel-related costs ($122 million), transaction costs ($67 million), and one-time costs ($30 million).

2006 compared with 2005

Income before taxes decreased $95 million in 2006 compared with 2005. Total fee and other revenue increased $120 million compared with 2005, reflecting higher securities, investment and asset gains. Net interest revenue decreased $57 million in 2006 compared with 2005, due to the impact of accounting for the Retail Business as discontinued operations. Noninterest expense (excluding intangible amortization) increased $157 million in 2006 compared with 2005, primarily due to merger and integration expense associated with the Acquired Corporate Trust Business.

International operations

Our primary international activities consist of securities servicing, asset management and global payment services. Target customers include financial institutions, pension funds and securities issuers worldwide.

In BNY Mellon Asset Servicing, we are a leading global custodian. In the United Kingdom, we provide a full range of both local and global services. In Continental Europe, a full global product set is provided with access to certain local markets through strategic partnerships. Off-shore mutual fund servicing capabilities for funds registered in Dublin, the Channel Islands, Luxembourg and Singapore are provided through operations in Luxembourg and Dublin.

In the Asia-Pacific region, we have over 50 years of experience providing trade and cash services to financial institutions and central banks. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks depending on the state of market development. In emerging markets, we lead with global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global, not local, asset servicing products and alternative investments.

BNY Mellon Asset Management operates a multi-boutique model, providing investors the skills of our specialist boutique asset managers, which together, manage investments spanning virtually all asset classes. With assets under management of more than $1 trillion, we are the 13th largest global asset manager. In Europe, we are the 7th largest asset manager active in the European marketplace and we are the U.K.'s 12th largest mutual fund manager. We have a rapidly growing presence in Asia and Latin America and now rank among the top 20 foreign asset managers in Japan.

Our clients include some of the world's largest pension funds and institutions, local authorities, treasuries, family offices and individual investors. Through our global network of offices, we have developed an in depth understanding of local requirements and cultural needs and we pride ourselves in providing dedicated service through our multilingual sales, marketing and client service teams.

We are also a leading provider and major market maker in the area of foreign exchange and interest-rate risk management services, dealing in over 100 currencies, and providing traditional trust and banking services to customers domiciled outside of the United States, principally in Europe and Asia.

We conduct business through subsidiaries, branches, and representative offices in 34 countries. We have major operation centers based in Brussels, Dublin, Luxembourg, Singapore and throughout the United Kingdom including London, Manchester, Brentwood, Edinburgh and Poole.

Our financial results, as well as our level of assets under custody and management, are impacted by the translation of financial results denominated in foreign currencies to the U.S. Dollar. We are primarily impacted by activities denominated in the British Pound, and to a lesser extent, the Euro. If the U.S. Dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest revenue, operating expense and assets under management and custody. Conversely, if the U.S. Dollar appreciates, the translated levels of fee revenue, net interest revenue, operating expense and assets under management and custody will be lower.

Foreign exchange rates *(in millions)*	**2007**	2006	2005
Spot rate (at Dec. 31):			
British pound	**$1.9844**	$1.9591	$1.7208
Euro	**1.4594**	1.3197	1.1844
Yearly average rate:			
British pound	**$2.0018**	$1.8430	$1.8207
Euro	**1.3707**	1.2562	1.2454

International clients accounted for 32% of revenue and 37% of net income in 2007. After adjusting net income for the after-tax impact of the CDO write-down, merger and integration expense and intangible amortization, net income from International clients was 32% of total net income. At Dec. 31, 2007, we had 7,700 employees in Europe and 3,150 in Asia.

International financial data

Foreign activity includes asset and wealth management and securities servicing fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the foreign activity is resident at a foreign entity.

Foreign revenue, income before income taxes, net income and assets from foreign operations on a continuing operations basis are shown in the table below:

International operations – continuing operations	**2007** *(a)*				Legacy The Bank of New York only: 2006				Legacy The Bank of New York only: 2005			
(in millions)	**Revenues**	**Income before taxes**	**Net income**	**Total assets**	Revenues	Income before taxes	Net income	Total assets	Revenues	Income before taxes	Net income	Total assets
Domestic	**$ 7,654**	**$2,041**	**$1,407**	**$129,431**	$4,775	$1,605	$1,092	$ 71,053	$4,245	$1,475	$1,007	$67,031
Europe	**2,780**[(b)]	**743**	**509**	**52,722**[(b)]	1,517	423	286	24,855	1,327	376	251	19,414
Asia	**553**	**247**	**172**	**5,209**	338	104	72	4,204	279	85	56	4,828
Other	**344**	**194**	**139**	**10,294**	208	38	26	3,076	204	42	29	2,037
Total	**$11,331**	**$3,225**	**$2,227**	**$197,656**	$6,838	$2,170	$1,476	$103,188	$6,055	$1,978	$1,343	$93,310

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only.
(b) In 2007, includes revenue of approximately $1.3 billion and assets of approximately $39.4 billion of international operations domiciled in the U.K., which is 11% of total revenue and 20% of total assets.

In 2007, revenues from Europe were $2.780 billion, compared with $1.517 billion in 2006 and $1.327 billion in 2005. Revenues from Europe were up 83% in 2007 compared to 2006. The increase in 2007 reflects the impact of the merger with Mellon and the acquisition of the Acquired Corporate Trust Business. The increases in 2007 compared with 2006 and 2006 compared with 2005 were also impacted by higher cross-border flows which drove revenue higher in global mutual funds, custody, corporate trust and depositary receipts. Revenues from Asia were $553 million in 2007 compared with $338 million in 2006, and $279 million in 2005. The increase in Asia in 2007 was impacted by the merger with Mellon. The increases in 2007 and 2006 as well as 2006 and 2005 were also primarily due to increases in net interest income, securities lending, depositary receipts, and equity in the earnings of Wing Hang. Net income from Europe was $509 million in 2007 compared with $286 million in 2006 and $251 million in 2005. Net income from Asia was $172 million in 2007, compared with $72 million in 2006, and $56 million in 2005. Net income from Europe and Asia were driven by the same factors affecting revenue. In addition, in all periods, net income from Europe was positively impacted by the strength of the Euro and Sterling versus the dollar.

Cross-border risk

Foreign assets are subject to general risks attendant to the conduct of business in each foreign country, including economic uncertainties and each foreign government's regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and other monetary assets which are denominated in dollars or other non-local currency. Also included are local currency outstandings not hedged or funded by local borrowings.

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with "*") or 0.75% of total assets (denoted with "**").

Cross-border outstandings (in millions)	Banks and other financial institutions	Public sector	Commercial, industrial and other	Total cross-border outstandings
2007:				
Netherlands*	**$4,945**	**$ -**	**$2,487**	**$7,432**
Germany*	**4,824**	**178**	**338**	**5,340**
France*	**2,651**	**150**	**150**	**2,951**
United Kingdom*	**1,582**	**-**	**1,073**	**2,655**
Ireland*	**1,184**	**5**	**1,445**	**2,634**
Switzerland**	**1,710**	**-**	**152**	**1,862**
2006 – **Legacy The Bank of New York only:**				
Germany*	$4,241	$200	$ 402	$4,843
France*	2,197	341	35	2,573
United Kingdom*	1,211	38	1,025	2,274
Netherlands*	653	-	753	1,406
Canada*	723	197	233	1,153
Italy**	992	-	17	1,009
Switzerland**	767	-	121	888
2005 – **Legacy The Bank of New York only:**				
Germany*	$2,216	$185	$ 406	$2,807
United Kingdom*	571	-	1,256	1,827
Netherlands*	1,010	-	570	1,580
France*	740	169	203	1,112
Belgium**	634	49	257	940
Switzerland**	744	-	141	885

Critical accounting estimates

Our significant accounting policies are described in the Notes to Consolidated Financial Statements under "Summary of Significant Accounting and Reporting Policies". Four of our more critical accounting estimates are those related to the allowance for credit losses, the valuation of derivatives and securities where quoted market prices are not available, goodwill and other intangibles, and pension accounting. In addition to "Summary of Significant Accounting and Reporting Policies" in the Notes to Consolidated Financial Statements, further information on policies related to the allowance for credit losses can be found under "Asset Quality and Allowance for Credit Losses" in the MD&A section. Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under "Market Risk" and "Trading Activities and Risk Management" in the MD&A section and in "Fair Value of Financial Instruments" in the Notes to Consolidated Financial Statements. Further information on goodwill and intangible assets can be found in "Goodwill and

Intangibles" in the Notes to Consolidated Financial Statements. Additional information on pensions can be found in "Employee Benefit Plans" in the Notes to the Consolidated Financial Statements.

Reserve for loan losses and reserve for unfunded commitments

The reserve for loan losses and reserve for unfunded commitments consist of four elements: (1) an allowance for impaired credits; (2) an allowance for higher risk rated loans and exposures; (3) an allowance for pass rated loans and exposures; and (4) an unallocated allowance based on general economic conditions and certain risk factors in our individual portfolio and markets. Further discussion of the four elements can be found under "Asset Quality and Allowance for Credit Losses" in the MD&A section.

The reserve for loan losses represents management's estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. Probability of default ratings are assigned after analyzing the credit quality of each borrower/counterparty and our internal ratings are generally consistent with external ratings agencies default databases. Loss given default ratings are driven by the collateral, structure, and seniority of each individual asset and are consistent with external loss given default/recovery databases. The portion of the allowance related to impaired credits is based on the present value of expected future cash flows; however, as a practical expedient, it may be based on the credit's observable market price. Additionally, it may be based on the fair value of collateral if the credit is collateral dependent. Changes in the estimates of probability of default, risk ratings, loss given default/recovery rates, and cash flows could have a direct impact on the allocated allowance for loan losses.

To the extent actual results differ from forecasts or management's judgment, the allowance for credit losses may be greater or less than future charge-offs.

We consider it difficult to quantify the impact of changes in forecast on our allowance for credit losses. Nevertheless, we believe the following discussion may enable investors to better understand the variables that drive the allowance for credit losses.

A key variable in determining the allowance is management's judgment in determining the size of the unallocated allowance. At Dec. 31, 2007, the unallocated allowance was $116 million, or 23%, of the total allowance. At Dec. 31, 2006, the unallocated allowance was $102 million, or 23%, of the total allowance. At Dec. 31, 2007 if the unallocated allowance, as a percent of the total allowance, was five percent higher or lower, the allowance would have increased or decreased by $25 million, respectively.

The credit rating assigned to each credit is another significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $95 million, while if each credit were rated one grade worse, the allowance would have increased by $179 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $33 million, while if the loss given default were one rating better, the allowance would have decreased by $60 million.

For impaired credits, if the fair value of the loans were 10% higher or lower, the allowance would have decreased or increased by $11 million, respectively.

Valuation of derivatives and securities where quoted market prices are not available

When quoted market prices are not available for derivatives and securities values held in our investment portfolios, such values are estimated at fair value, which is defined as the value at which positions could be closed out or sold in a transaction with a willing counterparty. Fair value for these instruments is determined based on discounted cash flow analysis, comparison to similar instruments, and the use of financial models. Financial models use as their basis independently-sourced market parameters including, for example, interest rate yield curves, option volatilities, and currency rates. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Model-based pricing uses inputs of observable prices for interest rates, foreign exchange rates, option volatilities and other factors. Models are benchmarked and validated by independent parties. Our valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns, and results of stress tests. We apply judgment in the application of these factors. In addition, we must apply judgment when no external parameters exist.

Economic models, in conjunction with quoted dealer prices, are used to value the CDOs held in our investment securities portfolio. A primary driver of the valuation of CDOs is the assumption of a peak-to-trough decline in home prices. The peak-to-trough assumption is determined by using several independent sources, including: forecasts of future home price appreciation rates, housing sales data, housing inventory levels, and other significant housing market trends, as well as the forward curve for interest rates.

In times of financial stress, actual prices and valuations may significantly diverge from results predicted by models. Finally, other factors can affect our estimate of fair value, including market dislocations, incorrect model assumptions, and unexpected correlations.

These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate. See "Basis of Presentation" in Note 1 of the Notes to Consolidated Financial Statements.

We currently price over 95% of our investment securities and derivatives portfolio using observable prices or market based inputs. We adopted SFAS No. 157 as of Jan. 1, 2008.

Goodwill and other intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles, and other intangibles, at fair value as required by SFAS Nos. 141 and 142 ("SFAS 141 and SFAS 142"), "Business Combinations." Goodwill ($16.3 billion at Dec. 31, 2007) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2007) are not amortized but are subject to annual tests for impairment or more often if events or circumstances indicate they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recording of goodwill, indefinite-lived intangibles, and other intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets and liabilities. The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure would be performed. That additional procedure would compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair value to their carrying value. Other intangible assets ($3.7 billion at Dec. 31, 2007) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

Fair value may be determined using: market prices, comparison to similar assets, market multiples, discounted cash flow analysis and other determinants. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Other key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles which require amortization. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding intangible assets. At Dec. 31, 2007, we had $22.7 billion of goodwill, indefinite-lived intangibles, and other intangible assets.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 25,200 U.S. employees and approximately 4,400 non-U.S. employees.

Legacy The Bank of New York has one qualified and two non-qualified defined benefit pension plans in the U.S. and five overseas. As of Dec. 31, 2007, the U.S. plans accounted for 75% of the projected benefit obligation. Pension expense for the legacy The Bank of New York plans was $13 million in 2007, compared with $38 million in 2006 and $26 million in 2005.

In addition to its pension plans, legacy The Bank of New York has an Employee Stock Ownership Plan ("ESOP"). Benefits payable under the U.S. qualified pension plan are offset by the equivalent value of benefits earned under the ESOP.

Legacy Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and two overseas. As of Dec. 31, 2007, the U.S. plans accounted for 87% of the projected benefit obligation. A pension credit of $17 million was recorded for the legacy Mellon plans for the period July 1, 2007 to Dec. 31, 2007.

A net pension credit of approximately $42 million is expected to be recorded for BNY Mellon in 2008, assuming current currency exchange rates.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets, and for the legacy The Bank of New York U.S. plan the price used to value stock in the ESOP. Since 2005, these key elements have varied as follows:

(dollars in millions, except per share amounts)			Legacy The Bank of New York only	
	2008	2007	2006	2005
Domestic plans:				
Long-term rate of return on plan assets	**8.00%**	8.00%	7.88%	8.25%
Discount rate	**6.38**	6.00	5.88	6.00
Market-related value of plan assets [(a)]	**$3,628**	$1,352	$1,324	$1,502
ESOP stock price [(a)]	**47.15**	34.85	30.46	30.67
Net U.S. pension credit/(expense)	**N/A**	$ 16 [(c)]	$ (26)	$ (17)
All other net pension credit/(expense)	**N/A**	$ (12) [(d)]	(12)	(9)
Total net pension credit/(expense) [(b)]	**N/A**	$ 4	$ (38)	$ (26)

(a) *See "Summary of Significant Accounting and Reporting Policies" in Note 1 of Notes to Consolidated Financial Statements.*

(b) *Pension benefits expense includes discontinued operations expense of $6 million in 2006 and 2005.*

(c) *Includes a $21 million credit for legacy Mellon plans based on a discount rate of 6.25% as of July 1, 2007, and a long-term rate of return on plan assets of 8.25%.*

(d) *Includes $4 million of expense for legacy Mellon's foreign plans.*

The discount rate for U.S. pension plans was determined after reviewing a number of high quality long-term bond indices whose yields were adjusted to match the duration of BNY Mellon's pension liability. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 6.38% as of Dec. 31, 2007. The discount rates for foreign pension plans are based on high quality corporate bonds rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Our expected long-term rate of return on plan assets is based on anticipated returns for each asset class. Anticipated returns are weighted for the target allocation for each asset class. Anticipated returns are based on forecasts for prospective returns in the equity and fixed income markets, which should track the long-term historical returns for these markets. We also consider the growth outlook for U.S. and global economies, as well as current and prospective interest rates.

The market-related value of plan assets also influences the level of pension expense. Differences between expected and actual returns are recognized over five years to compute an actuarially derived market-related value of plan assets. For the legacy Mellon plans, the market-related value of assets was set equal to the assets' market value as of July 1, 2007. The averaging of actuarial gains and losses, for the legacy Mellon plan assets, will be phased in over the next five years.

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key elements on pension costs are shown in the table below.

Pension expense *(dollar amounts in millions, except per share amounts)*	Increase in pension expense		(Decrease) in pension expense	
Long-term rate of return on plan assets	(100)bp	(50) bp	50 bp	100 bp
Change in pension expense	$ 46.3	$ 23.3	$ (23.2)	$ (46.1)
Discount rate	(50) bp	(25) bp	25 bp	50 bp
Change in pension expense	$ 20.9	$ 10.4	$ (9.5)	$ (18.0)
Market-related value of plan assets	(20.00)%	(10.00)%	10.00%	20.00%
Change in pension expense	$ 138.6	$ 62.8	$ (40.2)	$ (81.8)
ESOP stock price	$ (10)	$ (5)	$ 5	$ 10
Change in pension expense	$ 11.5	$ 5.5	$ (5.2)	$ (9.9)

Consolidated balance sheet review

Total assets were $197.7 billion at Dec. 31, 2007, compared with $103.2 billion at Dec. 31, 2006. Total shareholders' equity was $29.4 billion at Dec. 31, 2007 compared with $11.4 billion at Dec. 31, 2006. The increase in assets and shareholders' equity primarily reflects the merger with Mellon. The increase in assets also reflects growth in client deposits as well as the transition of the deposits from the Acquired Corporate Trust Business.

- Interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements totaled $43.4 billion or 22% of assets at Dec. 31, 2007, compared with $18.3 billion, or 18% of assets at Dec. 31, 2006. This increase in liquid assets reflects the growth in deposits, as well as the acquisition of the remaining 50% interest in the ABN AMRO Mellon joint venture.
- Investment securities were $48.7 billion or 25% of our year-end assets in 2007 compared with $21.1 billon or 20% in 2006. The increase in investment securities primarily relates to the merger with Mellon, deposit growth and the consolidation of TRFC.
- Loans were $50.9 billion, or 26% of assets at Dec. 31, 2007, compared with $37.8 billion or 37% of assets at Dec. 31, 2006. The increase in loan levels was driven by the merger with Mellon and the needs of our securities servicing customers.

Investment securities

The following table shows the distribution of our securities portfolio:

Investment securities (at fair value) *(in millions)*	**Dec. 31, 2007**	Dec. 31, 2006 (a)
Fixed income securities:		
Mortgage/asset-backed securities	**$44,934**	$18,249
Corporate debt	**560**	256
Short-term money market instruments	**452**	531
U.S. treasury securities	**437**	86
U.S. Government agencies	**778**	673
State and political subdivisions	**721**	88
Other foreign debt	**298**	126
Subtotal fixed income securities	**48,180**	20,009
Equity securities:		
Money market or fixed income funds	**406**	1,032
Other	**103**	46
Subtotal equity securities	**509**	1,078
Total investment securities	**$48,689**	$21,087

(a) Legacy The Bank of New York only.

At Dec. 31, 2007, our investment securities portfolio included $45.2 billion of securities that we manage and $3.5 billion added in connection with the consolidation of TRFC (see page 16). Each of these portfolios is discussed separately below.

Investment securities, excluding TRFC, were $45.2 billion at Dec. 31, 2007, compared with $21.1 billion at Dec. 31, 2006 and $27.2 billion at Dec. 31, 2005. Average investment securities were $35.4 billion in 2007, compared with $22.3 billion in 2006 and $20.7 billion in 2005. At Dec. 31, 2007, the fixed income portfolio composition was approximately:

- 18% hybrid
- 25% fixed rate
- 49% variable rate mortgage-backed
- 5% treasuries, government agencies, municipalities and short-term securities
- 3% other securities

At Dec. 31, 2007, our portfolio of mortgage and asset-backed securities of $41.5 billion (excluding TRFC securities) were rated as follows, by external rating agencies:

- 95% AAA
- 4% AA
- 1% A

In replacing securities that mature or are paid off, we have been adding either adjustable or short life classes of structured mortgage-backed securities, both of which have short durations. The effective duration of our mortgage and asset-backed portfolio at Dec. 31, 2007 (excluding TRFC securities) was approximately 1.66 years. The duration of our securities portfolio has declined in 2007 as we have purchased floating rate notes to better match the duration of the deposits in the Acquired Corporate Trust Business.

At Dec. 31, 2007, within our investment securities portfolio, we had $1.5 billion of exposure (excluding TRFC securities) to mortgage-backed securities with subprime collateral. More than 98% of the collateral supporting these mortgage-backed securities is vintage 2005 or earlier.

In addition, within asset-backed securities, we held $379 million of CDOs, at par, that contained subprime exposure. Based on deteriorating conditions in the U.S. housing market, we recognized a pre-tax loss of $200 million ($118 million after-tax) related to these securities in the fourth quarter of 2007. An analysis of the portfolio showed it to be other than temporarily impaired. In addition, we recognized a $13 million loss on CDO exposure in the third quarter of 2007. The carrying value of the CDOs at Dec. 31, 2007 was $179 million or 47% of par. At Dec. 31, 2007, we had discontinued accruing interest on $37 million of these securities due to uncertainty about collecting the carrying value. All of these securities are currently paying interest. We intend to apply interest to principal on these securities which will result in a $9 million reduction of principal in 2008, assuming all interest continues to be paid.

At Dec. 31, 2007, our mortgage-backed securities with subprime exposure and collateralized debt obligations were rated as follows:

Ratings at Dec. 31, 2007	Mortgage-backed securities [(a)]	Asset-backed collateralized debt obligations
AAA	**18%**	**44%**
AA	**65**	**38**
A	**16**	**18**
BBB	**1**	**-**
Total	**100%**	**100%**

(a) With subprime exposure, excluding TRFC.

In the third quarter of 2007, we acquired $375 million of commercial paper and medium-term notes issued by a SIV from a portfolio advised by one of our asset managers. During the fourth quarter of 2007, $75 million of these securities matured, and we sold $174 million of these securities, resulting in a pre-tax loss of $8 million. We applied a similar discount to the $126 million of remaining securities which resulted in a write-down of $6 million. Also, in the fourth quarter of 2007, we acquired additional SIV securities with a fair market value of $45 million from a commingled NAV fund. The $165 million carrying amount of remaining SIV securities at Dec. 31, 2007 was 88% of par. On Jan. 8, 2008, we were notified of an enforcement action related to the SIV which will likely result in the liquidation of the SIV. We expect to receive an in-kind vertical slice of the underlying assets held by the SIV if there is a liquidation. At Feb. 25, 2008, the underlying assets held by the SIV were rated 68% AAA, 22% AA and 10% A.

As discussed on pages 16 and 17, on Dec. 31, 2007, we consolidated TRFC. The fair value of TRFC's asset-backed securities portfolio, which is included in securities available for sale, totaled approximately $3.5 billion at Dec 31, 2007. Below are TRFC's asset and mortgage-backed securities by credit rating received from external rating agencies.

Credit ratings for TRFC's asset and mortgage-backed securities Dec. 31, 2007 *(dollar amounts in millions)*	AAA	AA	A	Total
Variable & fixed rate mortgages	$1,608	$ -	$ -	$1,608
Home equity lines of credit	799	-	-	799
Credit cards	-	39	701	740
Subprime mortgage loans	270	-	-	270
Other asset-backed securities	30	20	-	50
Total	$2,707 [(a)]	$59	$701	$3,467
Percent	78%	2%	20%	100%

(a) Includes $802 million wrapped with monoline insurance.

The TRFC securities will be integrated into our investment portfolio during the first quarter of 2008 as the third party funding supporting the investment matures.

The unrealized net of tax loss on securities available-for-sale was $339 million at Dec. 31, 2007. At Dec. 31, 2006, the unrealized gains and losses on securities available for sale netted to zero. The increased unrealized net loss is the result of spreads widening on all instruments, including CDO's, offset in part by lower interest rates in 2007. We continue to have the ability and intent to hold these securities until any temporary impairment is recovered, or until maturity. The unrealized net of tax loss on securities available-for-sale decreased the adjusted tangible common equity ratio 18 bps at Dec. 31, 2007.

The following table shows the maturity distribution by carrying amount and yield (not on a tax equivalent basis) of our securities portfolio at Dec. 31, 2007.

Securities portfolio	U.S. government		U.S. government agency		States and political subdivisions		Other bonds, notes and debentures		Mortgage/asset-backed and equity securities		
(dollars in millions)	Amount	Yield[(a)]	Amount	Yield[(a)]	Amount	Yield[(a)]	Amount	Yield[(a)]	Amount	Yield[(a)]	Total
Securities held-to-maturity:											
One year or less	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -
Over 1 through 5 years	-	-	-	-	4	5.94	15	4.68	-	-	19
Over 5 through 10 years	-	-	-	-	15	6.17	-	-	-	-	15
Over 10 years	-	-	-	-	222	6.66	-	-	-	-	222
Mortgage-backed securities	-	-	-	-	-	-	-	-	1,922	5.35	1,922
Equity securities	-	-	-	-	-	-	-	-	2	4.24	2
Total	$ -	-%	$ -	-%	$241	6.62%	$ 15	4.68%	$ 1,924	5.35%	$ 2,180
Securities available-for-sale:											
One year or less	$341	4.14%	$559	4.45%	$ 8	8.72%	$ 336	5.14%	$ -	-%	$ 1,244
Over 1 through 5 years	93	3.59	219	4.91	34	8.50	47	7.45	-	-	393
Over 5 through 10 years	3	4.30	-	-	35	5.54	182	5.10	-	-	220
Over 10 years	-	-	-	-	401	6.85	728	4.22	-	-	1,129
Mortgage-backed securities	-	-	-	-	-	-	-	-	40,802	5.37	40,802
Asset-backed securities	-	-	-	-	-	-	-	-	2,221[(b)]	5.50	2,221
Equity securities	-	-	-	-	-	-	-	-	509	4.06	509
Total	$437	4.02%	$778	4.58%	$478	6.90%	$1,293	4.71%	$43,532	5.36%	$46,518

(a) Yields are based upon the amortized cost of securities.

(b) Includes $37 million, which, at Dec. 31, 2007, the accrual of interest had been discontinued due to uncertainty as to the collection of the carrying value.

Within our securities portfolio, including TRFC securities, we own $1.7 billion of securities which have a credit enhancement through a guarantee by a monoline insurer. $237 million of these securities are mortgage-backed, $661 million are municipal securities and $802 million are asset-backed securities. At Dec. 31, 2007, these securities were rated AAA. In all cases, when purchasing the securities, we relied on the creditworthiness of the underlying securities.

We also have equity investments categorized as other assets (bracketed amounts indicate carrying values). Included in other assets are joint ventures and other equity investments ($1.251 billion), Federal Reserve Bank stock ($366 million), strategic investments related to asset management and securities servicing ($313 million), private equity investments ($269 million), and tax advantaged low-income housing investments ($201 million).

Our equity investment in Wing Hang has a fair value of $895 million (book value of $275 million) at Dec. 31, 2007. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received dividends from Wing Hang of $17 million, $18 million, and $16 million in 2007, 2006 and 2005, respectively.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $269 million at Dec. 31, 2007, down $12 million from $281 million at Dec. 31, 2006. At Dec. 31, 2007, private equity investments consisted of investments in private equity funds of $218 million, direct equity of $29 million, mezzanine financings of $5 million, and leveraged bond funds of $17 million. Fair values for private equity funds are generally based upon information provided by fund sponsors and our knowledge of the underlying portfolio while mezzanine financing and direct equity investments are based upon Company models. At Dec. 31, 2007, we had hedged approximately $8 million of our private equity fund investments. Hedge positions are recorded at fair value with resulting gains and losses reflected in Investment income. In 2007, we had an average invested balance of $275 million in private equity. Investment income and interest income were $71 million, a pre-tax return of 26%.

At Dec. 31, 2007, we had $55 million of unfunded investment commitments to private equity funds and partnerships. The timing of future cash requirements to fund such commitments is generally dependent on the investment cycle. This cycle, the period over which privately-held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial public offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate. If unused, the commitments expire in 2010 and 2011.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

From time to time, we may make other fund commitments consistent with our strategy to expand our asset management activities.

Loans

Loans	Dec. 31,	
(in billions)	**2007**	2006 [a]
Period-end:		
Non-margin	**$45.7**	$32.7
Margin	**5.2**	5.1
Total	**$50.9**	$37.8
Yearly average:		
Non-margin	**$36.1**	$28.2
Margin	**5.4**	5.4
Total	**$41.5**	$33.6

(a) Legacy The Bank of New York only.

At Dec. 31, 2007, total exposures were $114.9 billion, up from $87.1 billion in 2006 reflecting the merger with Mellon and increased lending to financial institutions. Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 70% of our total lending exposure.

The following table provides additional details on our credit exposures and outstandings for continuing operations at Dec. 31, 2007 in comparison to Dec. 31, 2006.

Total exposure – consolidated				**Legacy The Bank of New York only**		
	Dec. 31, 2007			Dec. 31, 2006 [a]		
(in billions)	**Loans**	**Unfunded commitments**	**Total exposure**	Loans	Unfunded commitments	Total exposure
Non-margin loans:						
Financial institutions	**$14.1**	**$32.2**	**$ 46.3**	$13.0	$25.5	$38.5
Commercial	**6.0**	**27.8**	**33.8**	4.4	21.8	26.2
Subtotal	**20.1**	**60.0**	**80.1**	17.4	47.3	64.7
Wealth management loans and mortgages	**8.0**	**2.2**	**10.2**	4.3	0.5	4.8
Leasing financing	**4.9**	**0.1**	**5.0**	5.5	0.1	5.6
Commercial real estate	**3.0**	**1.7**	**4.7**	1.4	1.4	2.8
Other	**9.7**	**-**	**9.7**	4.1	-	4.1
Subtotal non-margin loans	**45.7**	**64.0**	**109.7**	32.7	49.3	82.0
Margin loans	**5.2**	**-**	**5.2**	5.1	-	5.1
Total	**$50.9**	**$64.0**	**$114.9**	$37.8	$49.3	$87.1

(a) Classifications have been changed following the merger with Mellon

Total loans were $50.9 billion at Dec. 31, 2007, compared with $37.8 billion at Dec. 31, 2006. The increase primarily reflects the merger with Mellon. Average total loans were $41.5 billion in 2007, compared with $33.6 billion in 2006. The increase in average loans primarily resulted from the merger with Mellon and increased overdrafts related to custody business and broker-dealer loans. Wealth management loans and mortgages are primarily composed of loans to high-net-worth individuals secured by marketable securities and jumbo mortgages. We had less than $20 million of subprime mortgages in our loan portfolio. These loans were issued to support our Community Reinvestment Act requirements. Other loans are composed largely of overdrafts related to custody and securities clearance clients.

Financial institutions

The financial institutions portfolio exposure was $46.3 billion at Dec. 31, 2007, compared to $38.5 billion at Dec. 31, 2006. The increase primarily reflects the merger with Mellon and greater activity in the capital markets in 2007, which drove increased demand for credit from financial institutions. These exposures are of high quality with 88% meeting the investment grade equivalent criteria of our rating system. These exposures are generally short-term, with 72% expiring within one year and are frequently secured. For example, mortgage banking, securities industry, and asset managers often borrow against marketable securities held in custody.

Exposure to banks is largely to investment grade counterparties in developed countries. Non-investment grade bank exposures are short term in nature supporting our global trade finance and dollar clearing businesses in developing countries globally.

As a conservative measure, our internal credit rating classification for international counterparties caps the rating based upon the sovereign rating of the country where the counterparty resides regardless of the credit rating of the counterparty or the underlying collateral.

The asset manager portfolio exposures are high quality with 96% meeting our investment grade equivalent ratings criteria. These exposures are generally short term liquidity facilities with the vast majority to regulated mutual funds. At Dec. 31, 2007, we had $81 million of senior loans to two SIVs, net of $19 million of credit losses which were recorded in 2007. We believe we are adequately reserved for any further potential losses. This represents the extent of our loan exposure to SIVs.

Our mortgage banking exposures are 73% investment grade with the balance of our exposure extended on a secured basis. We have also purchased $200 million of credit protection related to this portfolio.

Included in insurance exposure in the table below is $240 million of direct credit exposure to six monoline financial guaranty insurers. We also extend facilities which provide liquidity, primarily for variable rate tax exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax exempt issuer and is not simply dependent upon the monoline.

The diversity of the financial institutions portfolio is shown in the following table:

Financial institutions portfolio exposure

	Dec. 31, 2007					Legacy The Bank of New York only Dec. 31, 2006 (a)		
(in billions)	**Loans**	**Unfunded commitments**	**Total exposure**	**% Inv grade**	**% due <1 yr**	Loans	Unfunded commitments	Total exposure
Securities industry	**$ 6.9**	**$ 5.2**	**$12.1**	**92%**	**94%**	$ 7.4	$ 3.9	$11.3
Banks	**4.2**	**3.2**	**7.4**	**56**	**90**	3.1	3.0	6.1
Asset managers	**1.2**	**9.9**	**11.1**	**96**	**88**	1.3	7.9	9.2
Insurance	**0.2**	**7.2**	**7.4**	**99**	**24**	0.3	5.3	5.6
Government	**0.1**	**3.2**	**3.3**	**100**	**32**	0.1	2.4	2.5
Mortgage banks	**0.6**	**0.1**	**0.7**	**73**	**55**	0.2	0.6	0.8
Other	**0.9**	**3.4**	**4.3**	**90**	**60**	0.6	2.4	3.0
Total	**$14.1**	**$32.2**	**$46.3**	**88%**	**72%**	$13.0	$25.5	$38.5

(a) *Classifications have been changed following the merger with Mellon.*

Commercial

The commercial portfolio exposure increased to $33.8 billion at Dec. 31, 2007, from $26.2 billion at Dec. 31, 2006 primarily due to the merger with Mellon. Approximately 82% of the portfolio is investment grade and 19% of the portfolio matures within one year.

Commercial portfolio exposure						Legacy The Bank of New York only		
	Dec. 31, 2007					Dec. 31, 2006 (a)		
(in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Media and telecom	**$1.4**	**$ 2.8**	**$ 4.2**	**72%**	**12%**	$1.3	$ 2.4	$ 3.7
Manufacturing	**1.9**	**9.2**	**11.1**	**76**	**21**	1.1	6.7	7.8
Energy and utilities	**1.0**	**6.4**	**7.4**	**94**	**6**	0.6	5.1	5.7
Services and other	**1.7**	**9.4**	**11.1**	**84**	**29**	1.4	7.6	9.0
Total	**$6.0**	**$27.8**	**$33.8**	**82%**	**19%**	$4.4	$21.8	$26.2

(a) Classifications have been changed following the merger with Mellon.

Wealth Management loans and mortgages

Wealth Management loans and mortgages are primarily composed of loans to high-net-worth individuals secured by marketable securities and jumbo mortgages. As previously indicated, at Dec. 31, 2007, we had less than $20 million of subprime mortgages in our portfolio. These loans were issued to support our Community Reinvestment Act requirements.

Lease financings

We utilize the leasing portfolio as part of our tax cash flow management strategy. This portfolio generates attractive after-tax risk-adjusted returns. Counterparties in the leasing transactions are generally highly rated. The leasing portfolio consisted of non-airline exposures of $4.7 billion and $249 million of airline exposures at Dec. 31, 2007.

The non-airline portion of the leasing portfolio, now combined with legacy Mellon's leasing portfolio, consisted of $4.7 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. Excluding airline leasing, counterparty rating equivalents at Dec. 31, 2007, were as follows:

- 35% of the counterparties are AA or better;
- 37% are A;
- 22% are BBB, and
- 6% are non-investment grade

At Dec. 31, 2007, our exposure to the airline industry consisted of a $249 million leasing portfolio, including an $18 million real estate lease exposure. At Dec. 31, 2007, the airline-leasing portfolio consisted of $42 million to major U.S. carriers, $143 million to foreign airlines and $64 million to U.S. regionals.

In 2007, the airline industry continued to face challenging operating conditions. Despite the industry's improved capacity utilization, higher oil prices combined with a weaker economic outlook during the latter half of 2007 had a dampening effect on aircraft values in the secondary market. Because of these factors, we continue to maintain a sizable allowance for loan losses against these exposures and to closely monitor the portfolio. In 2007, we sold $67 million of aircraft leasing exposure, resulting in a charge-off of $36 million. In 2006, we sold $38 million of leasing exposure to a domestic airline, resulting in a charge-off of $23 million.

Commercial real estate

Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and a knowledge of local market conditions. Development loans are structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate loan portfolio totaled $4.7 billion of exposure at Dec. 31, 2007 compared with $2.8 billion of exposure at Dec. 31, 2006. The increase primarily resulted from the Mellon merger. At Dec. 31, 2007, approximately 75% of our commercial real estate portfolio was secured. The secured portfolio is diverse by project type with approximately 28% secured by residential buildings, approximately 22% secured by office buildings, 12% secured by retail properties, and 38% by other categories. Approximately 80% of the unsecured portfolio is allocated to investment grade real estate investment trusts (REITs) under revolving credit agreements.

We avoid speculative development loans. Real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows.

Other loans

Other loans are composed largely of overdrafts related to custody and securities clearance clients. Overdrafts increased significantly at Dec. 31, 2007 and have since been repaid.

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance. Excluding lease financings, these activities resulted in outstanding international loans of $11.7 billion and $6.6 billion at Dec. 31, 2007 and 2006, respectively. This increase primarily resulted from overdrafts related to custody and securities clearance clients.

At Dec. 31, 2007, our emerging markets exposures totaled approximately $5.9 billion consisting primarily of short-term loans, and a $275 million investment in Wing Hang. Emerging market countries where we have exposure include Argentina, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, Dominican Republic, Egypt, Honduras, Indonesia, India, Israel, Jamaica, Jordan, Korea, Malaysia, Mexico, Mozambique, Panama, Peru, Philippines, Russia, South Africa, Taiwan, Thailand, Turkey, Uruguay, Vietnam, and Yemen.

The table below shows trends in the loans outstanding at year-end on a continuing operations basis over the last five years based on a product analysis.

Loans by product		Legacy The Bank of New York only			
(in millions)	**2007**	2006	2005	2004	2003
Domestic:					
Commercial and industrial loans	**$ 6,553**	$ 4,814	$ 3,676	$ 3,411	$ 4,221
Real estate loans:					
Construction and land development	**772**	284	324	284	304
Other, principally commercial mortgages	**1,789**	422	554	863	1,375
Collateralized by residential properties	**3,659**	3,815	2,710	1,983	1,076
Banks and other financial institutions	**3,737**	2,494	2,266	1,323	1,320
Loans for purchasing or carrying securities	**6,208**	7,114	4,935	3,028	4,221
Lease financings	**3,206**	3,032	3,262	3,595	3,727
Less: Unearned income on lease financings	**(1,174)**	(832)	(938)	(1,072)	(1,063)
Wealth loans	**4,196**	266	378	431	573
Margin loans	**5,210**	5,167	6,089	6,059	5,712
Other	**2,122**	1,336	946	548	431
Total domestic	**36,278**	27,912	24,202	20,453	21,897
Foreign:					
Commercial and industrial loans	**913**	1,111	1,184	793	1,305
Banks and other financial institutions	**8,940**	5,350	4,196	3,939	2,045
Lease financings	**5,811**	5,802	5,816	5,871	6,026
Less: Unearned income on lease financings	**(2,876)**	(2,504)	(2,615)	(2,731)	(2,960)
Government and official institutions	**312**	9	101	42	93
Other	**1,553**	113	43	8	8
Total foreign	**14,653**	9,881	8,725	7,922	6,517
Less: Allowance for loan losses	**(327)**	(287)	(326)	(491)	(558)
Net loans	**$50,604**	$37,506	$32,601	$27,884	$27,856

The following table shows the maturity structure of our commercial loan portfolio at Dec. 31, 2007.

Maturity of loan portfolio *(in millions)*	Within 1 year	Between 1 and 5 years	After 5 years	Total
Domestic:				
Real estate, excluding loans collateralized by 1-4 family residential properties	$ 721	$1,098	$ 742	$ 2,561
Commercial and industrial loans	1,858	4,175	520	6,553
Loans for purchasing or carrying securities	6,113	95	-	6,208
Margin loans	5,210	-	-	5,210
Other, excluding loans to individuals and those collateralized by 1-4 family residential properties	4,613	1,202	44	5,859
Subtotal	18,515	6,570	1,306	26,391
Foreign	10,928	765	25	11,718
Total	$29,443	$7,335 (a)	$1,331 (a)	$38,109

(a) Variable rate loans due after one year totaled $8.048 billion and fixed-rate loans totaled $618 million.

Counterparty risk ratings profile

The table below summarizes the risk ratings of our foreign exchange and interest rate derivative counterparty credit exposure for the past year.

Counterparty risk ratings profile for the quarter ended (a)			**Legacy The Bank of New York only**		
	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006
AAA to AA-	**72%**	70%	71%	75%	76%
A+ to A-	**13**	12	13	13	12
BBB+ to BBB-	**10**	12	9	6	6
Noninvestment grade	**5**	6	7	6	6
Total	**100%**	100%	100%	100%	100%

(a) Represents credit rating agency equivalent of internal credit ratings.

For derivative counterparty credit exposure, see Note 24 of Notes to Consolidated Financial Statements.

Asset quality and allowance for credit losses

Over the past several years, we have improved our risk profile through greater focus on clients who are active users of our non-credit services, de-emphasizing broad-based loan growth. Our primary exposure to credit risk of a customer consists of funded loans, unfunded formal contractual commitments to lend, counterparty risk associated with derivative transactions and overdrafts associated with clearing and settlement.

The role of credit has shifted to one that complements our other services instead of as a lead product. Credit solidifies customer relationships and, through a disciplined allocation of capital, can earn acceptable rates of return as part of an overall relationship. We regularly cull our loan portfolio of credit exposures that no longer meet risk/return criteria, including an assessment of overall relationship profitability. In addition, we make use of credit derivatives and other risk mitigants as economic hedges of portions of the credit risk in our portfolio. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties.

We have implemented the following institutional credit strategies to improve our credit risk profile:

Focus on investment grade names to support cross-selling;

- Avoid single name/industry concentrations, using credit default swaps as appropriate. At Dec. 31, 2007, we have used credit default swaps to reduce exposure on $2.065 billion of loans and commitments, and
- Establish a target of $4.5 billion of exposure reduction which will:

- lower expected loss and potential volatility in the credit provision, and
- result in a modest reduction in interest revenue and associated capital markets fees.

Activity in allowance for credit losses

The following table details changes in our allowance for credit losses for the last five years:

Allowance for credit losses activity		**Legacy The Bank of New York only**			
(dollar amounts in millions)	**2007**	2006	2005	2004	2003
Loans outstanding, Dec. 31,	**$50,931**	$37,793	$32,927	$28,375	$28,414
Average loans outstanding	**41,515**	33,612	32,069	30,627	28,678
Allowance for credit losses:					
Balance, Jan. 1					
Domestic	**$ 328**	$ 363	$ 481	$ 500	$ 514
Foreign	**7**	11	27	70	79
Unallocated	**102**	96	119	113	99
Total	**437**	470	627	683	692
Charge-offs:					
Commercial	**(53)**	(27)	(144)	(24)	(118)
Foreign	**(19)**	(2)	(10)	(28)	(26)
Other	**(6)**	-	-	(5)	(7)
Total charge-offs	**(78)**	(29)	(154)	(57)	(151)
Recoveries:					
Commercial	**14**	7	1	2	9
Foreign	**1**	7	3	3	1
Other	**-**	2	-	-	-
Total recoveries	**15**	16	4	5	10
Net charge-offs	**(63)**	(13)	(150)	(52)	(141)
Provision	**(10)**	(20)	(7)	(4)	132
Addition resulting from merger with Mellon	**130**	-	-	-	-
Balance, Dec. 31,					
Domestic	**354**	328	363	481	500
Foreign	**24**	7	11	27	70
Unallocated	**116**	102	96	119	113
Total allowance, Dec. 31,	**$ 494**	$ 437	$ 470	$ 627	$ 683
Allowance for loan losses	**$ 327**	$ 287	$ 326	$ 491	$ 558
Allowance for unfunded commitments	**167**	150	144	136	125
Net charge-offs to average loans outstanding	**0.15%**	0.04%	0.47%	0.17%	0.49%
Net charge-offs to total allowance for credit losses	**12.75**	2.97	31.91	8.29	20.64
Total allowance for credit losses to year-end loans outstanding	**0.97**	1.16	1.43	2.21	2.40
Allowance for loan losses to year-end loans outstanding	**0.64**	0.76	0.99	1.73	1.96

Net charge-offs were $63 million in 2007, $13 million in 2006, and $150 million in 2005. Net charge-offs in 2007 included $23 million related to the sale of leased aircraft, $19 million related to foreign SIV exposure and $13 million related to an investment fund. Net charge-offs in 2006 included $23 million related to the sale of airline exposure. Net charge-offs in 2005 included $140 million related to two bankrupt airline customers.

The provision for credit losses was a credit of $10 million in 2007, compared with a credit of $20 million in 2006 and a credit of $7 million in 2005. The provision in 2007 compared with 2006 primarily reflects the growth in nonperforming assets and the current credit environment.

The total allowance for credit losses was $494 million and $437 million at year-end 2007 and 2006, respectively. The increase in the allowance for loan losses and allowance for unfunded commitments reflects the merger with Mellon, partially offset by credit losses from the sale of airline leases, SIV exposure, and an investment fund. The ratio of the total allowance for credit losses to year-end non-margin loans was 1.08% and 1.34% at Dec. 31, 2007 and 2006. The ratio of the allowance for loan losses to year-end non-margin loans was 0.72% and

0.88% at Dec. 31, 2007 and 2006. The decline in these ratios reflects the sale of heavily reserved airline leases in 2007.

We had $5.210 billion and $5.167 billion of secured margin loans on our balance sheet at Dec. 31, 2007 and 2006. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to these loans. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Our total allowance for credit losses at year-end 2007 equated to approximately 5.7 times the average charge-offs and 6.6 times the average net charge-offs for the last three years. Because historical charge-offs are not necessarily indicative of future charge-off levels, we also give consideration to other risk indicators when determining the appropriate allowance level.

The allowance for loan losses and the allowance for unfunded commitments consist of four elements:

- an allowance for impaired credits (nonaccrual commercial credits over $1 million);
- an allowance for higher risk rated credits;
- an allowance for pass rated credits, and
- an unallocated allowance based on general economic conditions and risk factors in our individual markets.

The first element, impaired credits, is based on individual analysis of all nonperforming commercial credits over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their fair value. Fair value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk rated credits, is based on the assignment of loss factors for each specific risk category of higher risk credits. We rate each credit in our portfolio that exceeds $1 million and assign the credits to specific risk pools. A potential loss factor is assigned to each pool, and an amount is included in the allowance equal to the product of the amount of the loan in the pool and the risk factor. Reviews of higher risk rated loans are conducted quarterly and the loan's rating is updated as necessary. We prepare a loss migration analysis and compare our actual loss experience to the loss factors on an annual basis to attempt to ensure the accuracy of the loss factors assigned to each pool.

The third element, pass rated credits, is based on our expected loss model. Borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower's credit rating, loss given default rating and maturity. The credit rating is dependent upon the borrower's probability of default. The loss given default incorporates a recovery expectation. Borrower ratings are reviewed semi-annually at a minimum and are periodically mapped to third parties, including rating agency and default and recovery, data bases to ensure ongoing consistency and validity. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our leasing and consumer portfolios. At our subsidiary banks that provide credit to small businesses, exposures are pooled and reserves are established based on historical portfolio losses.

The fourth element, the unallocated allowance, is based on management's judgment regarding the following factors:

- Economic conditions including duration of the current cycle;
- Past experience including recent loss experience;
- Credit quality trends;
- Collateral values;
- Volume, composition, and growth of the loan portfolio;
- Specific credits and industry conditions;
- Results of bank regulatory and internal credit exams;
- Geopolitical issues and their impact on the economy; and
- Volatility and model risk.

Based on an evaluation of these four elements, including individual credits, historical credit losses, and global economic factors, we have allocated our allowance for credit losses on a continuing operations basis as follows:

Allocation of allowance for credit losses		**Legacy The Bank of New York only**			
	2007	2006	2005	2004	2003
Domestic:					
Real Estate	**3%**	2%	1%	1%	1%
Commercial	**61**	67	72	73	73
Wealth management	**8**	6	4	2	-
Foreign	**5**	2	3	5	10
Unallocated	**23**	23	20	19	16
Total	**100%**	100%	100%	100%	100%

The above allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss. The percentage of the unallocated allowance for credit losses was 23% at Dec. 31, 2007, unchanged from Dec. 31, 2006. The unallocated allowance reflects various factors in the current credit environment, and is also available, among other things, to absorb further deterioration in our mortgage industry-related exposure.

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets		**Legacy The Bank of New York only**			
	Dec. 31,				
(dollar amounts in millions)	**2007**	2006	2005	2004	2003
Loans:					
Commercial	**$ 39**	$ 26	$ 12	$ 121	$ 207
Commercial real estate	**40**	-	-	-	-
Residential real estate	**20**	2	-	-	-
Other	**-**	-	1	1	9
Foreign	**87**	9	13	28	80
Total nonperforming loans	**186**	37	26	150	296
Other assets owned	**4**	1	13	1	-
Total nonperforming assets	**$ 190**	$ 38	$ 39	$ 151	$ 296
Nonperforming assets ratio	**0.4%**	0.1%	0.1%	0.7%	1.3%
Allowance for loan losses/nonperforming loans	**175.8**	775.7	1,253.8	327.3	188.5
Allowance for loan losses/nonperforming assets	**172.1**	755.3	835.9	325.2	188.5
Total allowance for credit losses/nonperforming loans	**265.6**	1,181.1	1,807.7	418.0	230.7
Total allowance for credit losses/nonperforming assets	**260.0**	1,150.0	1,205.1	415.2	230.7

Nonperforming assets increased by $152 million to $190 million at Dec. 31, 2007. The increase relates principally to liquidity facilities to two foreign SIVs ($81 million), a related party loan provided to support an investment management product that is currently being unwound ($24 million), and commercial construction loans ($23 million) and a loan to a real estate development company ($17 million) which are included in commercial real estate loans in the table above. The SIV exposure added to nonperforming loans represents all of the SIV exposure within our loan portfolio.

Nonperforming assets activity	**Dec. 31,**	
(in millions)	**2007**	2006[(a)]
Balance at beginning of year	**$ 38**	$ 39
Additions	**215**	41
Charge-offs	**(33)**	(2)
Paydowns/sales	**(36)**	(37)
Other	**6**	(3)
Balance at end of year	**$190**	$ 38

(a) *Legacy the Bank of New York only.*

The following table shows loans past due 90 days or more and still accruing interest for the last five years.

Past due loans at year-end		**Legacy The Bank of New York only**			
(in millions)	**2007**	2006	2005	2004	2003
Domestic:					
Consumer	**$ -**	$ 9	$2	$7	$ 9
Commercial	**343**	7	7	1	2
Total domestic	**343**	16	9	8	11
Foreign Banks	**-**	-	-	-	-
Total past due loans	**$343**	$16	$9	$8	$11

Past due loans at Dec. 31, 2007 were primarily comprised of loans to an asset manager that has filed bankruptcy. (See Note 27 of Notes to Consolidated Financial Statements.) These loans are well secured, largely by high grade fixed income securities, and are in the process of collection.

Deposits

Total deposits were $118.1 billion at year-end 2007, compared with $62.1 billion at Dec. 31, 2006 and $49.8 billion at Dec. 31, 2005. The increase, compared with 2006, was primarily due to the merger with Mellon, the Acquired Corporate Trust Business, and growth in the securities servicing business. Noninterest-bearing deposits were $32.4 billion at Dec. 31, 2007, compared with $19.6 billion at Dec. 31, 2006 and $12.7 billion at Dec. 31, 2005. Interest-bearing deposits were $85.8 billion at Dec. 31, 2007, compared with $42.6 billion at Dec. 31, 2006 and $37.1 billion at Dec. 31, 2005.

The aggregate amount of deposits by foreign customers in domestic offices was $7.3 billion, $6.3 billion, and $5.6 billion at Dec. 31, 2007, 2006, and 2005, respectively.

The majority of deposits in foreign offices of $64.7 billion at Dec. 31, 2007 were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2007.

Deposits > $100,000 at Dec. 31, 2007 *(in millions)*	Certificates of deposits	Other time deposits	Total
3 months or less	**$ 600**	**$21,684**	**$22,284**
Between 3 and 6 months	**462**	**-**	**462**
Between 6 and 12 months	**92**	**-**	**92**
Over 12 months	**1,378**	**-**	**1,378**
Total	**$2,532**	**$21,684**	**$24,216**

Other borrowings

We fund ourselves primarily through deposits and other borrowings, which are comprised of federal funds purchased and securities sold under repurchase agreement, payables to customers and broker-dealers, other borrowed funds, and long-term debt. At Dec. 31, 2007, we had $4.079 billion of commercial paper that was primarily recorded in the consolidation of TRFC. We eliminated this commercial paper in the first quarter of 2008. We also held $224 million and $85 million of commercial paper at Dec. 31, 2006 and 2005, respectively. Federal funds purchased and securities sold under repurchase agreements were $2.193 billion at Dec. 31, 2007, compared with $790 million at Dec. 31, 2006 and $834 million at Dec. 31, 2005. Payables to customers and broker-dealers were $7.578 billion at Dec. 31, 2007, $7.266 billion at Dec. 31, 2006 and $8.623 billion at Dec. 31, 2005. Other borrowed funds were $1.840 billion at Dec. 31, 2007, compared with $1.401 billion at Dec. 31, 2006 and $819 million at Dec. 31, 2005. Other borrowed funds consist primarily of extended federal funds purchased and amounts owed to the U.S. Treasury.

See "Liquidity and dividends" below for a discussion of long-term debt.

Information related to federal funds purchased and securities sold under repurchase agreements in 2007, 2006 and 2005 is presented in the table below.

Federal funds purchased and securities sold under repurchase agreements		**Legacy The Bank of New York only**	
(dollar amounts in millions)	**2007**	2006	2005
Maximum month-end balance	**$8,496**	$2,079	$3,349
Average daily balance	**2,890**	2,237	1,284
Average rate during the year	**4.30%**	4.65%	2.73%
Balance at Dec. 31	**2,193**	790	834
Average rate at Dec. 31	**3.54%**	4.18%	3.04%

Information related to other borrowed funds in 2007, 2006 and 2005 is presented in the table below.

Other borrowed funds [(a)]		**Legacy The Bank of New York only**	
(dollar amounts in millions)	**2007**	2006	2005
Maximum month-end balance	**$5,919**	$2,219	$1,414
Average daily balance	**2,523**	2,091	1,865
Average rate during the year	**3.59%**	4.77%	3.10%
Balance at Dec. 31	**5,919**	1,625	904
Average rate at Dec. 31	**3.07%**	3.39%	3.44%

(a) *Includes commercial paper.*

Liquidity and dividends

We maintain our liquidity through the management of our assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects our efforts to maintain flexibility of funding sources under changing market conditions. Stable core deposits from our securities servicing businesses, wealth management businesses and treasury services are generated through our diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity by enabling us to issue long-term liabilities with limited exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets that can be easily sold and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements. Liquidity is managed on both a consolidated basis and at The Bank of New York Mellon Corporation parent company ("Parent").

On July 1, 2007, the merger with Mellon added approximately $33 billion of interest-earning assets, including $18 billion of securities, $7 billion of loans and $6 billion of other money market investments. The merger also provided the following funding sources: $21 billion of interest-bearing deposits; $8 billion of noninterest bearing-deposits; $4 billion of long-term debt and $1 billion of federal funds purchased. Goodwill and intangibles related to the merger with Mellon were approximately $16 billion.

Non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased and other borrowings were $19.8 billion and $13.9 billion on an average basis in 2007 and 2006, respectively. The increase primarily reflects the merger with Mellon. Average foreign deposits, primarily from our European-based securities servicing business, were $50.3 billion in 2007 compared with $32.6 billion in 2006. The increase in foreign deposits reflects liquidity from our corporate trust and custody businesses, the merger with Mellon, and the acquisition of the Acquired Corporate Trust Business. Domestic savings and other time deposits were $1.6 billion and $1.0 billion on an average basis, in 2007 and 2006 Average payables to customers and broker-dealers were $5.1 billion in 2007 and $4.9 billion in 2006. Long-term debt increased on average to $12.3 billion in 2007 from $8.3 billion in 2006, reflecting the merger with Mellon, as well as the building of liquidity to pay debt maturing in 2008. Average noninterest-bearing deposits increased to $21.7 billion in 2007 from $11.6 billion in 2006, reflecting the acquisition of the Acquired Corporate Trust Business, the merger with Mellon and organic growth in our securities servicing businesses. A significant reduction in our securities servicing businesses would reduce access to deposits.

We have entered into several modest securitization transactions. See Note 16 of Notes to Consolidated Financial Statements. These transactions have not had a significant impact on our liquidity or capital.

The Parent's cash position was $4.414 billion and $908 million at Dec. 31, 2007 and 2006, respectively. Substantially, all of these funds were deposited with The Bank of New York. Our policy is to maintain sufficient cash for the Parent to be able to satisfy its obligations for one year without the need to access the capital markets or take a dividend from our bank subsidiaries.

The Parent has four major sources of liquidity:

- dividends from its subsidiaries;
- the commercial paper market;
- a revolving credit agreement with third party financial institutions; and
- access to the capital markets.

At Dec. 31, 2007, our bank subsidiaries had the ability to pay dividends of approximately $1.635 billion to the Parent without the need for a regulatory waiver. This dividend capacity would increase in 2008 to the extent of the banks' net income less dividends. At Dec. 31, 2007, nonbank subsidiaries of the Parent had liquid assets of approximately $948 million. These assets could be liquidated and the proceeds delivered by dividend or loan to the Parent. In accordance with GAAP, on July 1, 2007, the retained earnings of the bank subsidiaries acquired in the merger with Mellon were transferred to capital surplus. As a result, the dividend limitations for these banks is limited to the amount of earnings retained in the third and fourth quarters of 2007. Capital can be distributed by these banking subsidiaries via a regulatory waiver.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in Note 21 of Notes to Consolidated Financial Statements.

In 2007 and 2006, the Parent's average commercial paper borrowings, which exclude commercial paper issued by TRFC, were $73 million and $349 million, respectively. Commercial paper outstandings issued by the Parent were $65 million and $224 million at Dec. 31, 2007 and 2006, respectively. Net of commercial paper outstanding, the Parent's cash position at Dec. 31, 2007 increased by $3.665 billion to $4.349 billion compared with Dec. 31, 2006. The Parent has been increasing cash in anticipation of the repayment of long-term debt that matures in the next twelve months.

On Oct. 10, 2006, we entered into a $250 million credit agreement with 11 financial institutions. The facility was reduced to $226 million reflecting our merger with of one of our lenders, Mellon Bank, N.A., pursuant to the merger with Mellon. The fee on this facility depends on our credit rating and at Dec. 31, 2007 was 6 basis points. The credit agreement requires us to maintain:

- shareholder's equity of $5 billion;
- a ratio of Tier I capital plus the allowance for credit losses to nonperforming assets of at least 2.5;
- a double leverage ratio less than 1.3; and

- adequate capitalization of all our banks for regulatory purposes.

This facility matures in October 2011. There were no borrowings under this facility at Dec. 31, 2007.

We also have the ability to access the capital markets. In July 2007, we filed an S-3 shelf registration statement with the SEC covering the issuance of an unlimited amount of debt, common stock, preferred stock and trust preferred securities.

Access to the capital markets is partially dependent on our credit ratings, which, as of Dec. 31, 2007, were as follows:

Debt ratings at Dec. 31, 2007	Standard & Poor's	Moody's	Fitch	Dominion Bond Rating Service
Parent:				
Commercial paper	A-1	P-1	F1+	R-1 (middle)
Subordinated long-term debt	A	Aa3	A+	A (high)
Senior long-term debt	A+	Aa2	AA-	AA (low)
The Bank of New York:				
Long-term deposits	AA-	Aaa	AA	AA
Mellon Bank, N.A.:				
Long-term deposits	AA-	Aaa	AA	AA
Subordinated debt	A+	Aa1	A+	AA (low)
Outlook	Positive	Stable	Positive	Positive

Moody's upgraded our senior debt ratings for The Bank of New York from Aa2 to Aaa in March 2007, and for the Parent from Aa3 to Aa2 in April 2007. In June 2007, Dominion Bond Rating Service upgraded the long-term ratings of the Parent and its subsidiaries to Positive from Stable and the short-term rating of The Bank of New York to R-1 (high) from R-1 (middle). In July 2007, Dominion Bond Rating Service upgraded Mellon Bank, N.A.'s long-term deposits from AA (low) to AA and subordinated debt from A (high) to AA (low). In December 2007, Standard & Poor's revised our outlook to Positive from Stable.

The Parent's major uses of funds are payment of dividends, principal and interest on its borrowings, acquisitions, and additional investment in its subsidiaries.

The Parent has $3.050 billion of long-term debt that will become due in 2008. The increased amount of long-term debt due in 2008 is primarily due to $1.350 billion of extendible notes on which investors exercised their right not to extend the maturity date, as well as $250 million acquired in the merger with Mellon. In 2007, we called $250 million of subordinated debt and $133 million of subordinated debt matured. Also, $700 million of senior debt matured. We have $400 million of subordinated debt that will become callable and steps up to a higher interest rate in 2008. We expect that we will call this debt when the interest rate steps up. In addition, the Parent has the option to call $626 million of subordinated debt in 2008, which it expects to call and refinance if market conditions are favorable. The Parent expects to refinance any debt it repays by issuing a combination of senior and subordinated debt.

We also have $250 million of long-term debt, issued by The Bank of New York that will become due in 2008.

As a result of the merger with Mellon and issuances in 2007, long-term debt increased to $16.873 billion at Dec. 31, 2007 from $8.773 billion at Dec. 31, 2006. In 2007, we issued $309 million of callable medium-term subordinated notes bearing interest at rates from 5.45% to 6.30%. The notes are due in 2022, 2023, 2032 and 2033 and are callable by us after three to five years. The notes qualify as Tier II capital.

In 2007, we issued $4.325 billion of senior debt, summarized in the following table.

Senior debt issuances *(in millions)*	**2007**
4.95% non-callable five-year global senior medium-term notes due 2012	**$1,800**
5.00% senior notes due 2012	**250**
3-month LIBOR + 10bps senior note due 2012	**500**
Extendible notes due 2017 [(a)]	**750**
3-month LIBOR +1.5 bps senior note due 2010	**500**
3-month LIBOR +35 bps senior note due 2009	**425**
3-month LIBOR +44 bps senior note due 2010	**100**
Total senior debt issuances	**$4,325**

(a) *Investors exercised their right not to extend the maturity date of these notes; therefore, $650 million is due in the third quarter of 2008 and $100 million is due in the fourth quarter of 2008.*

We have $1.150 billion of junior subordinated debentures that are callable in 2008. These securities qualify as Tier I Capital. We have not yet decided if we will call these securities. The decision to call will be based on interest rates, the availability of cash and capital, and regulatory conditions. If we call the preferred trust securities, we expect to replace them with new preferred trust securities or senior or subordinated debt. See discussion of qualification of preferred trust securities as capital in "Capital."

Double leverage is the ratio of investment in subsidiaries divided by our consolidated equity plus preferred trust securities. Our double leverage ratio at Dec. 31, 2007, 2006, and 2005 was 98.89%, 102.86%, and 103.91%, respectively. Our target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes. The committed lines of credit of $500 million with four financial institutions matures in March 2008. In 2007, the average borrowing against these lines of credit was $2 million. Pershing LLC has three separate uncommitted lines of credit amounting to $1 billion in aggregate. In 2007, average daily borrowing under these lines was $17 million in aggregate.

Pershing Limited, an indirect U.K.-based subsidiary of BNY Mellon, has committed and uncommitted lines in place for liquidity purposes. The committed line of credit of $275 million with four financial institutions mature in March 2008. In 2007, the average daily borrowing against this line of credit was $3 million. Pershing Limited has three separate uncommitted lines of credit amounting to $300 million in aggregate. In 2007, average daily borrowing under these lines was $129 million in aggregate.

Statement of cash flows

Cash provided by operating activities was $4.0 billion in 2007, compared with $3.9 billion provided in 2006 and $1.1 billion used in 2005. The cash flows from operations in 2007 were principally the results of earnings and changes in trading activities. The cash flows from operations in 2006 were principally the result of earnings, the gain on the sale of the Retail Business and changes in trading activities. The cash flows used for operations in 2005 were principally the result of changes in trading activities, partially offset by earnings.

In 2007, cash used for investing activities was $21.6 billion compared to $6.3 billion used for investing activities in 2006 and $7.6 billion used for investing activities in 2005. In 2007, 2006, and 2005, cash was used to increase our investment in highly-rated securities and short-term liquid assets. Interest-bearing deposits were a use of funds in 2007, 2006, and 2005. Loans to customers were a use of funds in 2007, 2006 and 2005. Federal funds sold and securities purchased under resale agreements were also a use of funds in 2007 and 2006 and were a source of funds in 2005.

In 2007, cash provided by financing activities was $21.5 billion as compared to $2.5 billion provided by financing activities in 2006 and $8.1 billion provided by financing activities in 2005. In 2007, 2006 and 2005, sources of funds included deposits and the issuance of long-term debt.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

Contractual obligations at Dec. 31, 2007		Payments due by period			
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	**$ 18,311**	**$ 18,311**	**$ -**	**$ -**	**$ -**
Term deposits	**67,442**	**66,059**	**1,222**	**15**	**146**
Federal funds purchased and securities sold under repurchase agreements	**2,193**	**2,193**	**-**	**-**	**-**
Payables to customers and broker-dealers	**7,578**	**7,578**	**-**	**-**	**-**
Other borrowed funds [a]	**5,919**	**5,919**	**-**	**-**	**-**
Long-term debt [b]	**25,438**	**4,099**	**3,500**	**5,311**	**12,528**
Operating leases	**2,623**	**331**	**493**	**422**	**1,377**
Unfunded pension and post retirement benefits	**395**	**45**	**84**	**87**	**179**
Capital leases	**55**	**20**	**32**	**3**	**-**
Total contractual obligations	**$129,954**	**$104,555**	**$5,331**	**$5,838**	**$14,230**

(a) Includes commercial paper of $4.079 billion.
(b) Including interest.

We have entered into fixed and determinable commitments as indicated in the tables below:

Other commercial commitments at Dec. 31, 2007		Amount of commitment expiration per period			
(in millions)	Total	Less Than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	**$618,487**	**$618,487**	**$ -**	**$ -**	**$ -**
Lending commitments	**49,055**	**19,134**	**9,983**	**19,140**	**798**
Standby letters of credit	**13,813**	**9,261**	**2,448**	**1,899**	**205**
Commercial letters of credit	**1,167**	**1,095**	**65**	**7**	**-**
Investment commitments [(a)]	**200**	**5**	**7**	**48**	**140**
Purchase obligations [(b)]	**362**	**133**	**140**	**36**	**53**
Total commitments	**$683,084**	**$648,115**	**$12,643**	**$21,130**	**$1,196**

(a) *Includes venture capital, community reinvestment act, and other investment-related commitments. Commitments to venture capital limited partnerships may extend beyond expiration period shown to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.*

(b) *Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.*

In addition to the amounts shown in the table above, $92 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $28 million associated with these unrecognized tax benefits as of Dec. 31, 2007. At this point, it is not possible to determine when these amounts will be settled or resolved.

We believe that over the next twelve months, it is reasonably possible that the tax benefits associated with the IRS exam of our LILO transactions will be settled (see FSP FAS 13-2 in Note 3 of Notes to Consolidated Financial Statements). Given that we deposited funds with the IRS in anticipation of reaching a settlement (see Commitments and contingent liabilities, Note 24 of Notes to Consolidated Financial Statements), we do not believe the resolution of this matter will have a material impact on our short- and long-term liquidity positions.

Off-balance sheet arrangements

Off-balance sheet arrangements to be discussed in this section are limited to guarantees, retained or contingent interests, certain derivative instruments related to our common stock, and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include lending-related guarantees issued as part of our corporate banking business and securities lending indemnifications issued as part of BNY Mellon's servicing and fiduciary businesses. We have issued guarantees as indicated in the table below:

Guarantees at Dec. 31, 2007 *(in millions)*	Notional	Typical Revenue Based on Notional (Basis Points)
Corporate Banking:		
Standby letters of credit	**$ 13,813**	**12.5-135**
Commercial letters of credit	**1,167**	**10-150**
Securities lending indemnifications	**618,487**	**4-8**

Standby letters of credit and foreign and other guarantees totaled $14 billion at Dec. 31, 2007, an increase of $3 billion compared with Dec. 31, 2006. Standby letters of credit and foreign and other guarantees are used by the customer as a credit enhancement and typically expire without being drawn upon.

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $1.167 billion at Dec. 31, 2007, compared with $1.195 billion at Dec. 31, 2006.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security through an agent

(BNY Mellon) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days. We recorded $366 million of fee revenue from securities lending transactions in 2007 compared with $170 million in 2006. Securities are lent with and without indemnification against broker default. Custodian securities lent with indemnification against broker default of return of securities totaled $618 billion at Dec. 31, 2007, a $219 billion increase compared with Dec. 31, 2006, reflecting the merger with Mellon and the acquisition of the remaining 50% of the ABN AMRO Mellon joint venture, as well as growth in this line of business. These transactions were primarily collateralized at 102% by cash and U.S. government securities, which is monitored daily, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

We provided services to two qualifying special-purpose entities ("QSPEs") at Dec. 31, 2007. All of our securitizations are QSPEs as defined by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which, by design, are passive investment vehicles and therefore, we do not consolidate them. See Note 16 of Notes to Consolidated Financial Statements.

Asset-backed commercial paper securitization

In Dec. 2007, we called the first loss notes of TRFC, triggering the consolidation of TRFC. See page 16 for a further discussion.

Since 2000, we have sold and distributed securities for Old Slip Funding, LLC ("OSF"), an asset- backed commercial paper securitization program. We service the program and receive a market-based fee of approximately five basis points that is adequate to compensate us for our servicing responsibilities. As a result, there is no servicing asset or liability.

In 2007, we restructured the program with a third party holding the first loss position, which is designed to absorb the majority of any expected losses. The first loss note holder commitment is $5 million. The Bank of New York provides additional liquidity and credit enhancement to OSF's commercial paper securitization program through total rate of return swaps and a subordinated loan. The swaps are constructed to mature as the commercial paper matures. To the extent there is a liquidity issue impacting the paying ability of the underlying assets or if the underlying assets undergo a credit default, the swaps are designed to ensure the timely payments to the beneficial interest holders. At Dec. 31, 2007, the authorized size of the program was $5 billion. Effective Feb. 15, 2008, the authorized program size was lowered to $150 million. OSF is funded by commercial paper (98%) and a subordinated loan (2%). Other than an increased cost of funding, OSF experienced no funding difficulties and did not require liquidity support in 2007. There were no material writedowns of assets held by OSF in 2007. At Dec. 31, 2007, OSF held a $135 million book-value asset portfolio consisting of mortgage-backed securities, 93% of which were rated AAA and 7% were rated A. At Dec. 31, 2007, a FIN 46R analysis was performed on OSF and it was not subject to consolidation by BNY Mellon. Consolidation of OSF would be immaterial to the assets of BNY Mellon.

Capital

Capital data *(dollar amounts in millions except per share amounts; common shares in thousands)*	**2007**	**Legacy The Bank of New York only** 2006	2005
Average shareholders' equity to assets ratio *(a)*	**13.61%**	9.67%	9.34%
At Dec. 31			
Total shareholders' equity	**$ 29,403**	$ 11,429	$ 9,876
Tangible shareholders' equity	**$ 6,670**	$ 4,968	$ 5,555
Adjusted tangible shareholders' equity to assets ratio *(b)(c)*	**4.96%**	5.31%	5.57%
Tier I capital ratio *(a)(c)*	**9.32%**	8.19%	8.38%
Total (Tier I plus Tier II) capital ratio *(a)*	**13.25%**	12.49%	12.48%
Leverage capital ratio *(a)*	**6.53%**	6.67%	6.60%
Book value per common share	**$ 25.66**	$ 16.03	$ 13.57
Tangible book value per common share	**$ 5.82**	$ 6.98	$ 7.64
Dividend per share	**$ .95**	$ .91	$ .87
Dividend yield	**1.9%**	2.2%	2.6%
Closing common stock price per share	**$ 48.76**	$ 41.73	$ 33.76
Market capitalization	**$ 55,878**	$ 29,761	$ 24,560
Common shares outstanding	**1,145,983**	713,079	727,483

(a) *Includes discontinued operations.*
(b) *Shareholders' equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Adjusted for deferred tax liabilities associated with non-tax deductible identifiable intangible assets.*
(c) *Consolidated target ratios for Tier I and adjusted tangible common equity are 8.00% and 5.00%, respectively.*

The increase in shareholders' equity compared with Dec. 31, 2006 primarily resulted from the merger with Mellon. See Note 4 of Notes to Consolidated Financial Statements for further information regarding the impact of the merger with Mellon. In connection with the merger, we issued 418.3 million shares of common stock, resulting in an increase to shareholders' equity of $16.7 billion. During 2007, we retained $1.151 billion of operating earnings. Accumulated other comprehensive income declined $257 million reflecting the decrease in the fair value of securities available-for-sale. On July 1, 2007, in connection with the merger with Mellon, we retired all outstanding treasury stock. Since July 1, 2007, we have repurchased 1.7 million shares of common stock.

In a non-taxable business combination, such as our merger with Mellon, deferred tax liabilities are recorded in relation to identifiable intangible assets. The recording of this deferred tax liability results in an increase in goodwill equal to the amount of the deferred tax liability. Bank regulators and rating agencies adjust equity upward for the amount of this deferred tax liability since it is a liability for accounting purposes and will never require a cash settlement unless a sale occurs. As a result, we believe Tier I and adjusted tangible common equity should be our primary capital metrics.

The Tier I and adjusted tangible common equity ratios vary depending on the size of the balance sheet at quarter-end and the impact of interest rates on unrealized gains and losses among other factors. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher to finance these activities.

Our Tier I capital ratio was 9.32% at Dec. 31, 2007, which is more than 100 basis points above our principal capital measure target for Tier I capital of 8%. Our adjusted tangible common equity ratio was 4.96% at Dec. 31, 2007 and was in line with our targeted capital ratio of 5% of adjusted tangible common equity.

A billion dollar change in risk-weighted assets changes the Tier I ratio by 7 basis points while a $100 million change in common equity changes the Tier I ratio by 8 basis points.

A billion dollar change in assets changes the adjusted tangible common equity ratio by 3 basis points while a $100 million change in common equity changes the adjusted tangible common equity ratio by 6 basis points.

In July 2007, we raised our common stock dividend to $0.24 cents per share. In January 2008, we declared a quarterly common stock dividend of $.24 per share that was paid on Feb. 1, 2008.

In 2006, we retained $2.191 billion of earnings. In 2006, we issued $326 million of callable medium-term subordinated notes qualifying as Tier II capital, as well as $650 million of senior debt. During 2006, we entered into a lease transaction recorded as long-term debt of $527 million. We did not call any debt and $525 million of debt matured. Long-term debt at Dec. 31, 2006 totaled $8.773 billion.

In 2005, we retained $927 million of earnings. In 2005, we issued $500 million of noncallable subordinated notes and $285 million of callable medium-term subordinated notes qualifying as Tier II capital, as well as $1 billion of senior debt. During 2005, we called $94 million of higher rate debt and $110 million of debt matured. Long-term debt increased to $7.817 billion reflecting the transfer of Pershing from the Bank to the Parent.

Stock repurchase programs

Under our stock repurchase program, we repurchase shares from time to time. The following table discloses our repurchases of our common stock in the fourth quarter of 2007.

Share repurchases fourth quarter 2007

(common shares in thousands)	Total shares repurchased	Average price per share [a]	Total shares repurchased as part of a publicly announced plan
Fourth quarter 2007:			
October 2007	66	$ 42.04	-
November 2007	444	45.31	420
December 2007	47	44.96	-
Total fourth quarter 2007	557 [b]	$ 44.89	420

(a) *Amounts include commissions paid which were not significant. Total purchase price in the fourth quarter of 2007 was $19 million.*

(b) *Includes 137 thousand shares at a purchase price of approximately $6 million purchased from employees primarily in connection with the employees' payment of taxes upon the vesting of restricted stock.*

As disclosed on Aug. 8, 2007, the Executive Committee of the Corporation's Board of Directors authorized the Corporation to repurchase up to 6.5 million shares, a number based on the unused authorization previously given by the Board of Directors of The Bank of New York.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. This authorization is in addition to the authority to repurchase up to 6.5 million shares previously approved by the Executive Committee of the Board, of which 5.1 million shares remained at Dec. 31, 2007, resulting in an aggregate of 40.1 million shares available for repurchase at Dec. 31, 2007. There is no expiration date on either repurchase program.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries must, among other things, qualify as well capitalized. In addition, major bank holding companies such as the Parent are expected by the regulators to be well capitalized. As of Dec. 31, 2007 and 2006, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier I capital to risk-weighted assets and leverage (Tier I capital to average assets), which are shown as follows:

Consolidated and primary bank subsidiaries capital ratios	**Dec. 31, 2007**			Dec. 31, 2006 [a]		Guidelines	
	Consolidated	**The Bank of New York**	**Mellon Bank, N.A.**	Consolidated	The Bank of New York	Well Capitalized	Adequately Capitalized
Tier I [b]	**9.32%**	**8.24%**	**8.49%**	8.19%	8.66%	6%	4%
Total capital [c]	**13.25**	**11.82**	**12.14**	12.49	11.50	10	8
Leverage	**6.53**	**5.64**	**8.06**	6.67	7.06	5	3-5

(a) *Legacy The Bank of New York only.*

(b) *Tier I capital consists, generally, of common equity, trust-preferred securities (subject to limitations in 2009), and certain qualifying preferred stock, less goodwill and most other intangibles.*

(c) *Total Capital consists of Tier I capital plus Tier II capital. Tier II capital consists, generally, of certain qualifying preferred stock and subordinated debt and a portion of the loan loss allowance.*

If a bank holding company or bank fails to qualify as "adequately capitalized", regulatory sanctions and limitations are imposed. At Dec. 31, 2007, the amounts of capital by which BNY Mellon and our primary bank subsidiaries, The Bank of New York and Mellon Bank, N.A. exceed the well-capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2007 *(in millions)*	**Consolidated**	**The Bank of New York**	**Mellon Bank, N.A.**
Tier I Capital	$4,007	$1,756	$696
Total Capital	3,925	1,432	598
Leverage	2,636	735	902

We currently have $2.030 billion of trust preferred securities outstanding, net of issuance costs. On March 1, 2005, the Board of Governors of the Federal Reserve System (the "FRB") adopted a final rule that allows the continued limited inclusion of trust preferred securities in the Tier I capital of bank holding companies (BHCs). Under the final rule, we will be subject to a 15 percent limit in the amount of trust preferred securities that can be included in Tier I capital, net of goodwill, less any deferred tax liability. Amounts in excess of these limits will be included in Tier II capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of quantitative limits. Under the transition rules and final rules, we expect all of our trust preferred securities to continue to qualify as Tier I capital. BNY Mellon and our bank subsidiaries are expected to remain "well capitalized" under the final rule.

The following tables present the components of our risk-based capital and risk-adjusted assets at Dec. 31, 2007 and 2006:

Risk-based and leverage capital ratios at year-end [(a)] *(in millions)*	**2007**	2006 [(b)]
Tier I capital:		
Common shareholders' equity	**$ 29,403**	$11,429
Trust-preferred securities	**2,030**	1,150
Adjustments for:		
Goodwill and other intangibles [(c)]	**(20,718)**	(6,458)
Pensions	**246**	264
Securities valuation allowance	**339**	(13)
Merchant banking investment	**(41)**	(22)
Total Tier I capital	**11,259**	6,350
Qualifying unrealized equity security gains	**2**	-
Qualifying subordinate debt	**4,257**	2,903
Qualifying allowance for loan loss	**494**	437
Tier II capital	**4,753**	3,340
Total risk-based capital	**$ 16,012**	$ 9,690
Total risk-adjusted assets	**$120,866**	$77,567

(a) On a regulatory basis.

(b) Legacy The Bank of New York only. Certain balances have been revised, see Note 2 of Notes to Consolidated Financial Statements.

(c) Includes a deferred tax liability of $2.006 billion at Dec. 31, 2007 and $159 million at Dec. 31, 2006 associated with non-tax deductible identifiable intangible assets.

Components of risk adjusted assets			Legacy The Bank of New York only	
	2007 [(a)]		2006 [(a)]	
(in millions)	**Balance sheet/ notional amount**	**Risk adjusted balance**	Balance sheet/ notional amount	Risk adjusted balance
Assets:				
Cash, due from banks and interest-bearing deposits in banks	**$ 40,947**	**$ 8,096**	$ 16,012	$ 3,179
Securities	**48,698**	**12,437**	21,106	5,385
Trading assets	**6,420**	**-**	5,544	-
Fed funds sold and securities purchased under resale agreements	**9,108**	**1,590**	5,114	801
Loans	**50,931**	**36,954**	37,793	30,224
Allowance for loan losses	**(327)**	**-**	(287)	-
Other assets	**41,879**	**20,149**	17,924	10,755
Total assets	**$ 197,656**	**$ 79,226**	$ 103,206	$50,344
Off-balance sheet exposure:				
Commitments to extend credit	**$ 49,664**	**$ 15,313**	$ 37,448	$12,182
Securities lending	**618,487**	**8,043**	398,675	1,073
Standby letters of credit and other guarantees	**17,609**	**13,044**	14,695	11,284
Interest rate contracts	**792,601**	**2,528**	766,653	1,457
Foreign exchange contracts	**323,648**	**1,401**	116,980	734
Equity derivative contracts	**11,733**	**197**	-	-
Total off-balance sheet exposure	**$1,813,742**	**$ 40,526**	$1,334,451	26,730
Market risk equivalent assets		**1,114**		493
Allocated transfer risk reserve		**-**		-
Total risk-adjusted assets		**$120,866**		$77,567

(a) On a regulatory basis.

Capital framework

The U.S. federal bank regulatory agencies' risk-based capital guidelines are based upon the 1988 Capital Accord of the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee issued, in June 2004, and updated in November 2005, a revised framework for capital adequacy commonly known as the New Accord (the "New Accord" or "Basel II") that would set capital requirements for operational risk and refine the existing capital requirements for credit risk.

In the United States, U.S. regulators are mandating the adoption of the New Accord for "core" banks. The Bank of New York Mellon is a "core" bank. The only approach available to "core" banks is the Advanced Internal Ratings Based ("A-IRB") approach for credit risk and the Advanced Measurement Approach ("AMA") for operational risk.

On Dec. 7, 2007, The U.S. regulatory agencies published the U.S. Basel II final rule in the Federal Register. The final rule becomes effective on April 1, 2008. Under the final rule, 2008 is the first possible year for a bank to begin its parallel run and 2009 is the first possible year for a bank to begin its first of three transitional floor periods.

In the U.S., we are currently working towards implementing Basel II, A-IRB and AMA approaches within the required deadlines. We began implementing the Basel II Standardized Approach at our foreign subsidiaries as of Jan. 1, 2008. We maintain an active dialogue with regulators in U.S. and international jurisdictions to facilitate a smooth Basel II implementation process.

We believe Basel II will not constrain our current business practices and that using the advanced approaches, given our portfolio, could result in a reduction of risk-weighted assets notwithstanding the leverage ratio requirement.

Risk management

The understanding, identification and management of risk are essential elements for the successful management of BNY Mellon.

Our primary risk exposures are:

Type of risk	Description
Credit	The possible loss we would suffer if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk arises primarily from lending, trading, and securities servicing activities.
Market	The risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, including loans, securities, deposits, and other borrowings. Our market risks are primarily interest rate and foreign exchange risk and, to a lesser extent, equity and credit risk.
Operational	The risk of loss resulting from inadequate or failed internal processes, human factors and systems, or from external events.

Risk management and oversight begins with the Board of Directors and two key Board committees: the Risk Committee and the Audit and Examining Committee (the "A&E Committee").

The Risk Committee is comprised of independent directors and meets on a regular basis to review and assess our risks control processes with respect to such risks, and our risk management and fiduciary policies and activities. The delegation of policy formulation and day-to-day oversight is to our Chief Risk Officer, who, together with the Chief Auditor and Chief Compliance Officer, helps ensure an effective risk management structure. The functions of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The A&E Committee is also comprised of independent directors, all of whom have been determined by the Board to be financially literate within the meaning of the NYSE listing standards as interpreted by the Board, and two of whom have been determined (based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant) to be audit committee financial experts as set out in the rules and regulations under the Exchange Act, and to have accounting or related financial management expertise as such qualification under the NYSE listing standards is interpreted by the Board. The A&E Committee meets on a regular basis to perform, among other things, an oversight review of the integrity of our financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant's qualifications and independence, and the performance of our independent registered public accountant and our internal audit function. The A&E Committee also reviews management's assessment of the adequacy of internal controls. The functions of the A&E Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk Management Committee is the senior-most management body that approves BNY Mellon's risk appetite and tolerances and sets strategic direction and policy and provides oversight for the risk management, compliance and ethics framework.

Our risk management framework is designed to:

- Provide that risks are identified, monitored, reported, and priced properly;
- Define and communicate the types and amount of risk to take;
- Communicate to the appropriate management level, the type and amount of risk taken;
- Maintain a risk management organization that is independent of the risk taking activities; and
- Promote a strong risk management culture that encourages a focus on risk-adjusted performance.

Credit risk

To balance the value of our activities with the credit risk incurred in pursuing them, we set and monitor internal credit limits for activities that entail credit risk, most often on the size of the exposure and the maximum maturity of credit extended. For credit exposures driven by changing market rates and prices, exposure measures include an add-on for such potential changes.

We manage credit risk at both the individual exposure level as well as at the portfolio level. Credit risk at the individual exposure level is managed through our credit approval system of Divisional Portfolio Managers ("DPMs") and the Chief Credit Officer ("CCO"). The DPMs and CCO are responsible for approving the size, terms and maturity of all credit exposures as well as the ongoing monitoring of the exposures. In addition, they are responsible for assigning and maintaining the risk ratings on each exposure.

Credit risk at the portfolio level is managed by the Portfolio Management Division ("PMD") within the Risk Management and Compliance Sector. The PMD is responsible for calculating two fundamental credit measures. First, we project a statistically expected credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Expected loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity, and the severity of the loss we would incur, commonly called "loss given default." For corporate banking, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/Counterparties are assigned ratings by DPMs and the CCO on an 18-grade scale, which translates to a scaled probability of default. Additionally, transactions are assigned loss-given-default ratings (on a 12-grade scale) that reflect the transactions' structures including the effects of guarantees, collateral, and relative seniority of position.

The second fundamental measurement of credit risk calculated by the PMD is called economic capital. Our economic capital model estimates the capital required to support the overall credit risk portfolio. Using a Monte Carlo simulation engine and measures of correlation among borrower defaults, the economic model examines extreme and highly unlikely scenarios of portfolio credit loss in order to estimate credit related capital, and then allocates that capital to individual borrowers and exposures. The credit related capital calculation supports a second tier of policy standards and limits by serving as an input to both profitability analysis and concentration limits of capital at risk with any one borrower, industry or country.

The PMD is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss and economic capital. These methodologies and input estimates are regularly evaluated to insure their appropriateness and accuracy. As new techniques and data become available, the PMD attempts to incorporate, where appropriate, those techniques or data.

Credit risk is intrinsic to much of the banking business and necessary to its smooth functioning. However, BNY Mellon seeks to limit both on and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements, credit derivatives, and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review group, which is part of Internal Audit, made up of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

Market risk

Our market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products and provide direction for our market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Market Risk Committee oversees the market risk management process for trading activities, including foreign exchange risk. Both committees are supported by a comprehensive risk management process that is designed to help identify, measure, and manage market risk, as discussed under "Trading Activities and Risk Management" and "Asset/Liability Management" below and in Note 23 of Notes to Consolidated Financial Statements.

Operational risk

Overview

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside the corporation or business interruption due to system failures or other events. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

To address these risks, we maintain comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment. These controls have been designed to manage operational risk at appropriate levels given our financial strength, the business environment and markets in which we operate, the nature of our businesses, and considering factors such as competition and regulation. Our internal auditors monitor and test the overall effectiveness of the internal control and financial reporting systems on an ongoing basis.

We have also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed on a uniform basis. Among the procedures designed to ensure effectiveness are our "Code of Conduct", "Know Your Customer", and compliance training programs.

Operational risk management

We have established operational risk management as an independent risk discipline. The Operational Risk Management ("ORM") Group reports to the Chief Risk Officer. The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

- Board Oversight and Governance—The Risk Committee of the Board approves and oversees our operational risk management strategy in addition to credit and market risk. The Risk Committee meets regularly to review and approve operational risk management initiatives, discuss key risk issues, and review the effectiveness of the risk management systems.
- Business Line Accountability—Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with BNY Mellon policies and procedures.
- ORM Group—The ORM Group is responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the ORM group are to promote effective risk management, identify emerging risks, create incentives for generating continuous improvement in controls, and to optimize capital.

Global compliance

Our global compliance function provides leadership, guidance, and oversight to help business units identify applicable laws and regulations and implement effective measures to meet the specific requirements. Compliance takes a proactive approach by anticipating evolving regulatory standards and remaining aware of industry best practices, legislative initiatives, competitive issues, and public expectations and perceptions. The function uses its global reach to disseminate information about compliance-related matters throughout the Corporation. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of all critical committees of the Corporation, and provides regular updates to the A&E Committee of the Board of Directors.

Internal audit

Our internal audit function reports directly to the A&E Committee of the Board of Directors. Internal Audit utilizes a risk-based approach to its audit activity covering the risks in the operational, compliance, regulatory, technology, fraud, processing and other key risk areas of the Corporation. Internal Audit has unrestricted access to the Corporation and regularly participates in key committees of the Corporation.

Economic Capital

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a firm with a target debt rating. We quantify economic capital requirements for the risks inherent in our business activities using statistical modeling techniques and then aggregate them at the consolidated level. A capital reduction, or diversification benefit, is applied to reflect the unlikely event of experiencing an extremely large loss in each type of risk at the same time. Economic capital levels are directly related to our risk profile. As such, it has become a part of our internal capital assessment process and, along with regulatory capital, is a key component to ensuring that the actual level of capital is commensurate with our risk profile, and is sufficient to provide the financial flexibility to undertake future strategic business initiatives.

The framework and methodologies to quantify each of our risk-types have been developed by the PMD and are designed to be consistent with our risk management principles. The framework has been approved by senior management and has been reviewed by the Risk Committee of the Board of Directors. Due to the evolving nature of quantification techniques, we expect to continue to refine the methodologies used to estimate our economic capital requirements.

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers. The risk from these market making activities and from our own positions is managed by our traders and limited in total exposure as described below.

We manage trading risk through a system of position limits, a value-at-risk ("VAR") methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitive measures. Risk is monitored and reported to senior management by a separate unit on a daily basis. Based on certain assumptions, the VAR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is the basis for the economic capital calculation, which is allocated to lines of business for computing risk-adjusted performance.

As the VAR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management's assessment of market conditions. Additional stress scenarios based upon historic market events are also tested. Stress tests, by their design, incorporate the impact of reduced liquidity and the breakdown of observed correlations. The results of these stress tests are reviewed weekly with senior management.

The following tables indicate the calculated VAR amounts for the trading portfolio for the years ended Dec. 31, 2007 and 2006.

VAR (a) (b)	2007			
(in millions)	Average	Minimum	Maximum	Dec. 31
Interest rate	$ 4.0	$ 1.9	$ 9.5	$ 5.7
Foreign exchange	1.6	1.0	4.1	1.4
Equity	2.3	1.0	6.6	1.4
Credit	2.7	0.5	8.0	5.6
Commodities	2.0	-	3.7	-
Diversification	(3.3)	N/M	N/M	(5.3)
Overall portfolio	9.3	3.0	16.3	8.8

VAR (a) (b) *(in millions)*	2006			
	Average	Minimum	Maximum	Dec. 31
Interest rate	$ 2.9	$ 1.8	$ 7.6	$ 3.1
Foreign exchange	1.1	0.6	2.6	1.3
Equity	1.1	0.5	3.7	1.0
Credit derivatives	0.9	0.6	2.2	0.8
Diversification	(1.6)	N/M	N/M	(2.1)
Overall portfolio	4.4	3.0	6.8	4.1

(a) *Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. Results for 2006 are legacy The Bank of New York only.*

(b) *Value-at-Risk is intended to depict risk by underlying driver, i.e. interest rate, currency exchange rate, or counterparty credit quality. Accordingly, the credit derivative risk category has been revised to credit.*

N/M - Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During the year 2007, interest rate risk generated 30% of average VAR, credit derivatives generated 20% of average VAR, foreign exchange accounted for 12% of average VAR, commodities risk generated 21% of average VAR, and equity generated 17% of average VAR. During 2007, our daily trading loss did not exceed our calculated VAR amount on any given day.

Asset/liability management

Our diversified business activities include lending, investing in securities, accepting deposits, processing securities, raising money as needed to fund assets, and other transactions. The market risks from these activities are interest rate risk and foreign exchange risk. Our primary market risk is exposure to movements in U.S. dollar interest rates and certain foreign currency interest rates. We actively manage interest rate sensitivity. In addition to gap analysis, we use earnings simulation and discounted cash flow models to identify interest rate exposures.

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest revenue. The model incorporates management's assumptions regarding interest rates, balance changes on core deposits, market spreads, changes in the prepayment behavior of loans and securities, and the impact of derivative financial instruments used for interest rate risk management purposes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. These assumptions are inherently uncertain, and, as a result, the earnings simulation model cannot precisely estimate net interest revenue or the impact of higher or lower interest rates on net interest revenue. Actual results may differ from projected results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

We evaluate the effect on earnings by running various interest rate ramp scenarios up and down from a baseline scenario, which assumes no changes in interest rates. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The following table shows net interest revenue sensitivity for The Bank of New York Mellon:

Estimated changes in net interest revenue	Dec. 31, 2007	
(dollar amounts in millions)	$	%
up 200 bps vs. stable rate	$106	3.6%
up 100 bps vs. stable rate	64	2.2
down 100 bps vs. stable rate	13	0.4
down 200 bps vs. stable rate	31	1.1

bps - basis points.

The baseline scenario's Fed Funds rate in the Dec. 31, 2007 analysis was 4.25%. The 100 basis point ramp scenarios assume short-term rates change 25 basis points in each of the next four quarters, while the 200 basis point ramp scenarios assume a 50 basis point per quarter change. The down 100 basis point and the down 200 basis point Dec. 31, 2007 scenarios assume 10 year rates decline 41 and 66 basis points, respectively. Both the up 100 basis point and the up 200 basis point Dec. 31, 2007 scenarios assume a steepening of the yield curve with 10-year rates rising 134 and 234 basis points, respectively. These scenarios do not reflect strategies that management could employ to limit the impact as interest rate expectations change. The previous table relies on certain critical assumptions including depositors' behavior related to interest rate fluctuations and the prepayment and extension risk in certain of our assets. To the extent that actual behavior is different from that assumed in the models, there could be a change in interest rate sensitivity.

We also project future cash flows from our assets and liabilities over a long-term horizon and then discount these cash flows using the same assumptions noted above. The aggregation of these discounted cash flows is the Economic Value of Equity ("EVE"). The following table shows how the EVE would change in response to changes in interest rates:

Estimated changes in EVE at Dec. 31, 2007	
Rate change:	
up 200 bps vs. stable rate	**(0.8)%**
up 100 bps vs. stable rate	**0.2**
down 100 bps vs. stable rate	**1.3**
down 200 bps vs. stable rate	**1.7**

bps - basis points.

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

The asymmetrical accounting treatment of the impact of a change in interest rates on our balance sheet may create a situation in which an increase in interest rates can adversely affect reported equity and regulatory capital, even though economically there may be no impact on our economic capital position. For example, an increase in rates will result in a decline in the value of our fixed income investment portfolio, which will be reflected through a reduction in other comprehensive income in our shareholders' equity, thereby affecting the adjusted tangible common equity (TCE) ratio. Under current accounting rules, to the extent FAS 159-Fair-value option is not applied, there is no corresponding change on our fixed liabilities, even though economically these liabilities are more valuable as rates rise.

We project the impact of this change using the same interest rate ramp up assumptions described earlier and comparing the projected mark-to-market on the investment securities portfolio at Dec. 31, 2007, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the adjusted TCE ratio:

Estimated changes in the adjusted TCE ratio at Dec. 31, 2007 *(in basis points)*	
up 200 bps vs. stable rate	**(61)**
up 100 bps vs. stable rate	**(31)**
down 100 bps vs. stable rate	**23**
down 200 bps vs. stable rate	**41**

bps - basis points.

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2007, net investments in foreign operations totaled approximately $6.662 billion and were spread across 12 foreign currencies.

Business continuity

We are prepared for events that could damage our physical facilities, cause delay or disruptions to operational functions, including telecommunications networks, or impair our clients, vendors, and counterparties. Key elements of our business continuity strategies are extensive planning and testing, and diversity of business operations, data centers and telecommunications infrastructure.

We have established multiple geographically diverse locations for our funds transfer and broker-dealer services operational units, which provide redundant functionality to facilitate uninterrupted operations.

Our securities clearing, mutual fund accounting and custody, securities lending, master trust, UIT, corporate trust, stock transfer, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 11,500 employees on a global basis.

We continue to enhance geographic diversity for business operations by moving additional personnel to growth centers outside of existing major urban centers. We replicate 100% of our critical production computer data to multiple recovery data centers.

We have an active telecommunications diversity program. All major buildings and data centers have diverse telecommunications carriers. The data centers have multiple fiber optic rings and have been designed so that there is no single point of failure. All major buildings have been designed with diverse telecommunications access and connect to at least two geographically dispersed connection points. We have an active program to audit circuits for route diversity and to test customer back-up connections.

In 2003, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Securities and Exchange Commission jointly published the Interagency Paper, "Sound Practices to Strengthen the Resilience of the U.S. Financial System" ("Sound Practices Paper"). The purpose of the document was to define the guidelines for the financial services industry and other interested parties regarding "best practices" related to business continuity planning. Under these guidelines we are a key clearing and settlement organization required to meet a higher standard for business continuity.

We believe we have substantially met all of the requirements of the Sound Practices Paper. As a core clearing and settlement organization, we believe that we are at the forefront of the industry in improving business continuity practices.

We are committed to seeing that requirements for business continuity are met not just within our own facilities, but also within those of vendors and service providers whose operation is critical to our safety and soundness. To that end, we have a Service Provider Management Office whose function is to review new and existing service providers and vendors to see that they meet our standards for business continuity, as well as for information security, financial stability, personnel practices, etc.

We have developed a comprehensive plan to prepare for the possibility of a flu pandemic, which anticipates significant reduced staffing levels and will provide for increased remote working by staff for one or more periods lasting several weeks.

Although we are committed to observing best practices as well as meeting regulatory requirements, geopolitical uncertainties and other external factors will continue to create risk that cannot always be identified and anticipated.

The Bank of New York historical earnings per share and average shares outstanding

In the merger transaction between The Bank of New York and Mellon, The Bank of New York shareholders received .9434 shares of BNY Mellon common stock for each share of The Bank of New York common stock outstanding on the closing date of the merger. Mellon shareholders received one share of BNY Mellon common stock for each share of Mellon common stock outstanding on the closing date of the merger. The table below converts earnings per share and average shares outstanding for legacy The Bank of New York into post-merger share count terms.

In addition, all authorized, issued, treasury stock and loan to ESOP share amounts have been adjusted for the conversion ratio of .9434 described above. In the merger transaction, all shares of treasury stock of The Bank of New York and Mellon were cancelled and retired.

Continuing operations – before extraordinary (loss)		Legacy The Bank of New York only	
(in dollars, share amounts in thousands)	**2007**	2006	2005
Earnings per share:			
Basic – as reported	**$ 2.41**	$ 1.95	$ 1.75
Basic – adjusted for exchange ratio	**2.41**	2.07	1.86
Basic – as reported – excluding merger and integration expense [(a)]	**2.67**	2.05	1.75
Basic – adjusted for exchange ratio – excluding merger and integration expense [(a)]	**2.67**	2.17	1.86
Diluted – as reported	**2.38**	1.93	1.74
Diluted – adjusted for exchange ratio	**2.38**	2.04	1.84
Diluted – as reported – excluding merger and integration expense [(a)]	**2.64**	2.02	1.74
Diluted – adjusted for exchange ratio – excluding merger and integration expense [(a)]	**2.64**	2.14	1.84
Average shares outstanding:			
Basic – as reported	**923,199**	756,620	764,963
Basic – adjusted for exchange ratio	**923,199**	713,795	721,666
Diluted – as reported	**934,704**	765,749	772,851
Diluted – adjusted for exchange ratio	**934,704**	722,407	729,108

(a) After-tax merger and integration expense totaled $238 million and $72 million for the years ended Dec. 31, 2007 and, Dec. 31, 2006, respectively. There was no merger and integration expense for 2005.

Supplemental information – Reconciliation of diluted earnings per share – GAAP to non-GAAP

Reported amounts are presented in accordance with GAAP. We believe that this supplemental non-GAAP information is useful to the investment community in analyzing the financial results and trends of our business. We believe they facilitate comparisons with prior periods and reflect the principal basis on which our management internally monitors financial performance. These non-GAAP items also are excluded from our segment measures used internally to evaluate segment performance because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments.

Reconciliation of GAAP to non-GAAP EPS [(a)]	2007		2006 [(b)]		2005	
(dollar amounts in millions, except per share amounts)	After-tax	Diluted EPS	After-tax	Diluted EPS	After-tax	Diluted EPS
Net income-GAAP	**$2,039**	**$ 2.18**	$2,847	$3.94	$1,571	$2.16
Discontinued operations income (loss)	**(8)**	**(0.01)**	1,371	1.90	228	0.31
Extraordinary (loss)-TRFC	**(180)**	**(0.19)**	-	-	-	-
Continuing operations before extraordinary item	**2,227**	**2.38**	1,476	2.04	1,343	1.84 [(c)]
Merger and integration (M&I) expenses	**238**	**0.25**	72	0.10	-	-
Continuing operations before extraordinary item, and M&I expenses	**2,465**	**2.64** [(c)]	1,548	2.14	1,343	1.84
Intangible amortization expense	**197**	**0.21**	50	0.07	27	0.04
Continuing operations before extraordinary item, M&I expenses and intangible amortization – non-GAAP	**$2,662** [(d)]	**$ 2.85** [(d)]	$1,598	$2.22 [(c)]	$1,370	$1.88

(a) Results for 2007 include six months of the combined Company's results. Results for 2006 and 2005 include legacy The Bank of New York only.

(b) Revised, see Note 2 of Notes to Consolidated Financial Statements.

(c) Amounts do not foot due to rounding.

(d) Results include $118 million after-tax, or $0.13 per share resulting from writedown of CDOs.

SUPPLEMENTAL INFORMATION

Rate/Volume analysis [a]	2007 vs. 2006 Inc. (Dec.) due to change in			2006 vs. 2005 Inc. (Dec.) due to change in		
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average Rate	Total Inc. (Dec.)	Average balance	Average rate	Total Inc. (Dec.)
Interest Revenue						
Interest-earning assets:						
Interest-bearing deposits with banks (primarily foreign banks)	$ 606	$ 98	$ 704	$157	$107	$ 264
Federal funds sold and securities purchased under resale agreements	148	12	160	12	48	60
Margin loans	1	1	2	(48)	111	63
Non-margin loans:						
Domestic offices						
Consumer	102	8	110	70	7	77
Commercial	186	20	206	13	136	149
Foreign offices	127	(8)	119	46	132	178
Total non-margin loans	415	20	435	129	275	404
Securities:						
U.S. government obligations	4	-	4	(3)	2	(1)
U.S. government agency obligations	197	24	221	(9)	25	16
Obligations of states and political subdivisions	20	(2)	18	(3)	-	(3)
Other securities:						
Domestic offices	234	41	275	47	174	221
Foreign offices	228	21	249	37	(6)	31
Total other securities	462	62	524	84	168	252
Trading securities:						
Domestic offices	20	(3)	17	3	5	8
Foreign offices	(103)	19	(84)	(2)	6	4
Total trading securities	(83)	16	(67)	1	11	12
Total securities	600	100	700	70	206	276
Total interest revenue	1,770	231	2,001	320	747	1,067
Interest expense						
Interest-bearing deposits						
Domestic offices:						
Money market rate accounts	$ 181	$ 23	$ 204	$(16)	$ 52	$ 36
Savings	3	7	10	(1)	2	1
Certificates of deposits of $100,000 & over	(67)	9	(58)	39	64	103
Other time deposits	26	8	34	3	7	10
Total domestic	143	47	190	25	125	150
Foreign offices:						
Banks in foreign countries	108	7	115	17	97	114
Government & official institutions	16	4	20	4	7	11
Other time and savings	501	129	630	135	185	320
Total foreign	625	140	765	156	289	445
Total interest-bearing deposits	768	187	955	181	414	595
Federal funds purchased & securities sold under repurchase agreements	29	(8)	21	35	34	69
Other funds borrowed:						
Domestic offices	7	(25)	(18)	6	33	39
Foreign offices	6	3	9	1	2	3
Total other funds borrowed	13	(22)	(9)	7	35	42
Payables to customers and broker-dealers	7	3	10	(27)	66	39
Long-term debt	218	15	233	40	127	167
Total interest expense	1,035	175	1,210	236	676	912
Changes in net interest revenue	$ 735	$ 56	$ 791	$ 84	$ 71	$ 155

(a) Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

SFAS No. 157—Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires additional disclosures about fair value measurements. Under this framework, a three-level hierarchy has been established based on the transparency of the inputs to the valuation of an asset or liability. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. SFAS 157 will require us to consider the effect of our own credit standing in determining the fair value of our liabilities. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The requirements of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption.

We adopted SFAS 157 as of Jan. 1, 2008. We believe the adoption of SFAS 157 will not have a material impact on our financial condition or results of operations and we estimate that less than 5% of our assets and liabilities measured at fair value will be in the lowest tier of the fair value hierarchy.

EITF 06-4 and EITF 06-10—Split-Dollar Life Insurance

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) 06-4, "Postretirement Benefits Associated with Split-Dollar Life Insurance Arrangements," and EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," respectively. EITF 06-4 and EITF 06-10 address endorsement and collateral assignment split-dollar life insurance arrangements, respectively, that provide a benefit to an employee that extends to postretirement periods. An endorsement split-dollar policy is owned and controlled by the employer. However, a collateral assignment policy is owned and controlled by the employee. Both policy arrangements provide that the employer and an employee split the insurance policy's cash surrender value and/or death benefits.

The EITFs require that the deferred compensation or postretirement benefit aspects of the split-dollar life insurance arrangements be recognized as a liability by the employer because the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits will be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. At adoption, any net liability recognized will be recorded as a direct adjustment to the beginning balance of retained earnings and reported as a change in accounting principle.

Both EITFs were effective Jan. 1, 2008. The adoption of these EITFs require us to record a liability, in accordance with FAS 106, of approximately $28 million with an offsetting debit to retained earnings of approximately $18 million (after-tax).

SFAS No. 159—Fair-Value Option

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides companies with an irrevocable option to elect fair value as the measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. There is a one-time election available to apply this standard to existing financial instruments as of Jan. 1, 2008; otherwise, the fair value option will be available for financial instruments on their initial transaction date. The first re-measurement of existing financial instruments for which the option is elected will be recorded as an adjustment to retained earnings. For financial instruments for which the election has been made, changes in the fair value subsequent to initial adoption are recorded in earnings. SFAS 159 also requires companies to provide additional information that will help investors and other users of financial statements to understand more easily the effect on earnings of the company's choice to use fair value. In addition, it requires companies to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet.

We adopted SFAS 159 along with SFAS 157 on Jan. 1, 2008. We elected the fair value option for $390 million of existing loans and unfunded loan commitments where the related credit risks are managed utilizing other financial instruments which are fair valued in earnings. This election better aligns the accounting and reflects our risk management practices. As a result of adopting the fair value option on these loans and commitments, we will record a charge to retained earnings as of Jan. 1, 2008 of approximately $36 million, after-tax.

FSP No. FIN 39-1—Amendment of FASB Interpretation No. 39

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1 ("FSP 39-1") "Amendment of FASB Interpretation No. 39." FSP 39-1 permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms "conditional contracts" and "exchange contracts" with the term "derivative instruments", as defined in FAS 133. We adopted this FSP on Jan. 1, 2008. The impact of adopting FSP 39-1 is immaterial to our balance sheet.

SOP 07-1—Investment Companies

In June 2007, the Accounting Standards Executive Committee of the AICPA issued Statement of Position ("SOP") 07-1, "Clarification of the Scope of the Audit and Accounting Guide *Investment Companies* and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." SOP 07-1 provides guidance for determining whether an entity is an "investment company," as defined, and whether the specialized industry accounting principles for investment companies should be retained in the consolidated financial statements of the parent or of an equity method investor.

This new standard was expected to be effective for fiscal years beginning on or after Dec. 15, 2007. However, in October 2007, the FASB delayed the effective date of SOP 07-1 indefinitely primarily because of concerns over implementation issues arising from the interaction between the SOP and SFAS 157 and SFAS 159 and because of the short implementation period between its issuance and its effective date. For entities that have not yet adopted the provisions of SOP 07-1, early adoption will not be permitted during the indefinite deferral. A new effective date will be determined after the FASB addresses implementation issues and potential amendments.

SFAS No. 160—Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (i.e. minority interest) and for the deconsolidation of a subsidiary. This statement applies to all entities that prepare consolidated financial statements. This statement requires that noncontrolling interests in a subsidiary is part of the equity of the controlling group and is to be reported on the balance sheet within the equity section separately from BNY Mellon as a distinct item. The equity section of the balance sheet will be required to present equity attributable to both controlling and noncontrolling interests. The carrying amount of the noncontrolling interest is adjusted to reflect the change in ownership interest, and any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the noncontrolling interest (i.e., as additional paid in capital). Any transaction that results in the loss of control of a subsidiary is considered a remeasurement event with any retained interest remeasured at fair value. The gain or loss recognized in income includes both the realized gain or loss related to the portion of the ownership interest sold and the gain or loss on the remeasurement to fair value of the retained interest.

We expect to adopt SFAS 160 on Jan. 1, 2009. This statement is to be applied prospectively as of Jan. 1, 2009, except for the presentation requirements. The disclosure requirements are to be applied retroactively for all periods presented. We are currently evaluating the impact of SFAS 160.

EITF 07-1—Accounting for Collaborative Arrangements

In December 2007, the FASB ratified EITF No. 07-1, "Accounting for Collaborative Arrangements Relating to the Development and Commercialization of Intellectual Property." This EITF defines a collaborative arrangement and establishes disclosure requirements such as income statement classifications and amounts attributable to transactions arising from collaborative arrangements, as well as information regarding the nature and purpose of the collaborative arrangement, the collaborators' rights and obligations under the arrangement, and any accounting policies. EITF 07-1 is effective Jan. 1, 2009. The requirements would be applied as a change in accounting principle through retrospective application to all prior periods presented for collaborative arrangements existing as of Jan. 1, 2009. We are currently evaluating the impact of EITF 07-1.

SFAS No. 141 (revised)—Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141 (R)"), "Business Combinations." SFAS 141 (R) requires all acquisitions of businesses to be measured at the fair value of the business acquired rather than the cost-based provision that SFAS No. 141 had carried forward. This statement would require deal costs, such as legal, investment banking, and due diligence cost to be expensed as incurred. Back-end contingent payments would be recorded up front at fair value. Subsequent fair value changes would be recorded as income. The fair value of equity securities of the acquirer issued as consideration would be measured at the acquisition date rather than at the agreement date; accordingly, the purchase price and goodwill would not be known until closing. Restructuring or exit activities will no longer be considered an assumed liability of the acquired entity but will be expensed as incurred. This statement applies to business combination transactions completed subsequent to Dec. 31, 2008. We are currently evaluating the impact of SFAS 141 (R).

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 3 of Notes to Consolidated Financial Statements.

Net income for the fourth quarter of 2007 was $520 million, or $.45 per share, compared with $1.625 billion, or $2.27 per share, in the fourth quarter of 2006. The fourth quarter of 2007 included an extraordinary (loss) of $180 million, net of tax, associated with management's decision to restructure and consolidate the assets of the bank-sponsored conduit, TRFC. (See discussion on pages 16 and 17). Net income for the fourth quarter of 2006 included a net after-tax gain of $1.217 billion from the sale of our Retail Business. Income from continuing operations, before extraordinary loss was $700 million and diluted earnings per share was $.61 in the fourth quarter of 2007 compared with $427 million and $.60 per share in the fourth quarter of 2006. Continuing operations returned 9.5% on equity in the fourth quarter of 2007 compared with 15.0% in the fourth quarter of 2006.

Income from continuing operations for the fourth quarter of 2007 included merger and integration expense of $69 million after-tax or approximately $.06 per share. Results in the fourth quarter of 2007 also included a pre-tax loss of $200 million ($118 million after-tax or $.10 per share) for other than temporary impairment related to collateralized debt obligations, in our securities portfolio, that contained subprime exposure.

During the quarter, we completed the acquisition of the remaining 50% interest in the ABN AMRO Mellon Global Securities Services B.V. joint venture.

Fee and other revenue comprised 80% of total revenue, on an FTE basis, in the fourth quarter of 2007, compared with 76% in the fourth quarter of 2006. Fee and other revenue increased to $3.044 billion in the fourth quarter of 2007, an increase of 111% from $1.441 billion in the fourth quarter of 2006, primarily due to increases in asset and wealth management fees, securities servicing fees, and foreign exchange and other trading activities. The increase in asset and wealth management fees reflected the merger with Mellon as well as new business and higher equity market levels. The increase in securities servicing fees reflects: the merger with Mellon, as well as higher asset servicing fees due to increased client activity related to market volatility and net new business; higher issuer services fees reflecting a strong quarter in Depositary Receipts; and higher clearing and execution services fees due to increased activity resulting from market volatility along with continued growth in money market and mutual fund positions. Foreign exchange and other trading activities increased mainly due to the merger with Mellon, higher client volumes, a significant increase in currency volatility, as well as a higher valuation of the credit derivatives portfolio.

Net interest revenue on an FTE basis was $757 million, an increase of $305 million compared to $452 million in the fourth quarter of 2006. The increase reflects the merger with Mellon as well as a strong flow of client deposits together with the benefit from Federal Reserve interest rate reductions.

Total noninterest expense was $2.749 billion in the fourth quarter of 2007, an increase of $1.464 billion compared with $1.285 billion in the fourth quarter of 2006. Excluding merger and integration expenses and the amortization of intangible assets, operating expense increased $1.260 billion compared with the fourth quarter of 2006. This increase reflects the merger with Mellon as well as increased professional, legal and other purchased services, net occupancy, furniture and equipment, business development and other expense primarily due to business growth, strategic initiatives and the impact of acquisitions. Operating expense also reflects the benefit of $96 million in merger-related expense synergies in the fourth quarter of 2007.

The effective tax rate was 31.8% in the fourth quarter of 2007, compared with 31.2% in the fourth quarter of 2006. Excluding merger and integration expense, the tax rate was 33.2% in the fourth quarter of 2007 compared with 31.3% in the fourth quarter of 2006.

SELECTED QUARTERLY DATA (unaudited) (a)

			Legacy The Bank of New York only					
	Quarter ended (a)							
	2007				2006			
(dollar amounts in millions, except per share amounts)	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement								
Total fee and other revenue	**$ 3,044**	**$ 2,931**	**$ 1,580**	**$ 1,475**	$ 1,441	$ 1,263	$ 1,370	$ 1,265
Net interest revenue	**752**	**669**	**452**	**427**	451	351	358	339
Total revenue	**3,796**	**3,600**	**2,032**	**1,902**	1,892	1,614	1,728	1,604
Provision for credit losses	**20**	**-**	**(15)**	**(15)**	(15)	(4)	(1)	-
Noninterest expense	**2,749**	**2,706**	**1,389**	**1,272**	1,285	1,196	1,138	1,069
Income from continuing operations before income taxes and extraordinary (loss)	**1,027**	**894**	**658**	**645**	622	422	591	535
Provision for income taxes	**327**	**252**	**210**	**208**	195	124	200	175
Income from continuing operations	**700**	**642**	**448**	**437**	427	298	391	360
Income (loss) from discontinued operations, net of tax	**-**	**(2)**	**(3)**	**(3)**	1,198	54	57	62
Income before extraordinary (loss)	**700**	**640**	**445**	**434**	1,625	352	448	422
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	**(180)**	**-**	**-**	**-**	-	-	-	-
Net income	**$ 520**	**$ 640**	**$ 445**	**$ 434**	$ 1,625	$ 352	$ 448	$ 422
Basic earnings per share (b)								
Continuing operations	**$ .62**	**$ .57**	**$ .63**	**$ .61**	$ .61	$ .42	$ .55	$ .50
Discontinued operations	**-**	**-**	**-**	**-**	1.70	.07	.08	.09
Income before extraordinary (loss)	**.62**	**.57**	**.62 (c)**	**.61**	2.30 (c)	.49	.63	.59
Extraordinary (loss)	**(.16)**	**-**	**-**	**-**	-	-	-	-
Net income	**$ .46**	**$ .57**	**$ .62**	**$ .61**	$ 2.30	$ .49	$ .63	$ .59
Diluted earnings per share (b)								
Continuing operations	**$ .61**	**$ .56**	**$ .62**	**$ .61**	$ .60	$ .41	$ .54	$ .49
Discontinued operations	**-**	**-**	**-**	**-**	1.68	.07	.08	.09
Income before extraordinary (loss)	**.61**	**.56**	**.62**	**.60 (c)**	2.27 (c)	.49 (c)	.62	.58
Extraordinary (loss)	**(.16)**	**-**	**-**	**-**	-	-	-	-
Net income	**$ .45**	**$ .56**	**$ .62**	**$ .60**	$ 2.27	$ .49	$ .62	$ .58
Average balances (d)								
Interest-bearing deposits with banks	**$ 37,107**	**$ 34,461**	**$ 20,558**	**$ 13,546**	$ 15,157	$ 16,033	$ 12,432	$ 9,624
Securities	**49,310**	**48,039**	**26,836**	**25,141**	23,384	24,596	27,651	27,929
Loans	**47,109**	**45,517**	**37,317**	**35,953**	35,335	33,552	33,732	31,791
Total interest-earning assets	**140,622**	**133,521**	**90,557**	**79,075**	79,841	76,088	75,380	71,035
Total assets	**192,987**	**183,828**	**114,323**	**102,041**	102,138	108,864	110,388	106,133
Deposits	**114,727**	**107,336**	**68,944**	**58,765**	59,065	54,592	53,884	51,382
Long-term debt	**15,510**	**14,767**	**10,042**	**8,888**	8,677	8,339	8,146	8,011
Total shareholders' equity	**29,136**	**28,669**	**11,566**	**11,277**	11,338	10,262	9,882	9,888
Net interest margin (FTE) (d)	**2.16%**	**2.02%**	**2.01%**	**2.18%**	2.27%	1.89%	1.95%	1.95%
Annualized return on equity (e)	**9.53%**	**8.89%**	**15.54%**	**15.70%**	14.95%	11.61%	15.85%	14.75%
Pre-tax operating margin (FTE) (e)	**27%**	**25%**	**32%**	**34%**	33%	26%	34%	33%
Common stock data (b)(f)								
Market price per share range:								
High	**$ 50.26**	**$ 46.93**	**$ 44.67**	**$ 45.91**	$ 42.33	$ 37.81	$ 39.04	$ 38.20
Low	**42.93**	**38.30**	**40.78**	**40.40**	35.59	33.35	33.03	33.18
Average	**46.88**	**42.91**	**43.21**	**43.01**	38.53	35.82	35.76	35.59
Period end close	**48.76**	**44.14**	**43.93**	**42.98**	41.73	37.38	34.13	38.20
Dividends per share	**.24**	**.24**	**.23**	**.23**	.23	.23	.22	.22
Market capitalization (g)	**$ 55,878**	**$ 50,266**	**$ 31,495**	**$ 30,750**	$ 29,761	$ 26,938	$ 24,562	$ 27,807

(a) *Third quarter and fourth quarter of 2007 reflect the results of the combined company while the results for the first and second quarters of 2007 and all periods in 2006 reflect legacy The Bank of New York only. Results for fourth quarter of 2006 have been revised, see Note 2.*

(b) *All share-related data is presented in post-merger share count terms.*

(c) *Amount does not foot due to rounding.*

(d) *Prior periods calculated on a continuing operations basis even though the balance sheet, in accordance with GAAP, is not restated for discontinued operations.*

(e) *Continuing operations basis.*

(f) *At Dec. 31, 2007, there were 28,904 shareholders registered with our stock transfer agent, compared with 24,546 at Jan. 31, 2007 and 25,186 at Jan. 31, 2006. In addition, there were approximately 40,786 BNY Mellon employees at Dec. 31, 2007, who participated in BNY Mellon 401(k) Retirement Savings Plans. All shares of BNY Mellon common stock held by the Plans for its participants are registered in the names of The Bank of New York and Mellon Bank, N.A., as trustee.*

(g) *At period end.*

Fourth quarter 2007 compared with the fourth quarter of 2006 [(a)]

See discussion on page 68 of this report.

Third quarter of 2007 compared with the third quarter of 2006 [(a)]

On July 1, 2007, we completed our merger with Mellon Financial Corporation. Both companies merged into a new holding company named The Bank of New York Mellon Corporation. As a result, the financial results for the third quarter of 2007 include three months of the combined company's results, while the results of the third quarter 2006 represent legacy The Bank of New York only. Consolidated net income was $640 million, and diluted earnings per share was $.56 in the third quarter of 2007, compared with net income of $352 million, or $.49 per share in the third quarter of 2006. Third quarter 2007 income from continuing operations was $642 million, and diluted earnings per share was $.56, compared with income from continuing operations of $298 million, or $.41 per share in the third quarter of 2006. The third quarter of 2007 included merger and integration expenses of $218 million (pre-tax), or approximately $.11 per share. Excluding this amount, diluted earnings per share from continuing operations in the third quarter of 2007 was $.67 per share. The third quarter of 2006 included merger and integration expenses of $89 million (pre-tax), or approximately $.09 per share. Excluding this amount, diluted earnings per share from continuing operations in the third quarter of 2006 was $.50 per share. Fee and other revenue was $2.931 billion in the third quarter of 2007 compared with $1.263 billion in the third quarter of 2006. The increase in fee and other revenue was primarily due to the merger with Mellon, the Acquired Corporate Trust Business, net new business and higher equity market levels. Return on common equity on a continuing operations basis was 8.89% in the third quarter of 2007, compared with 11.61% in the third quarter of 2006.

Second quarter of 2007 compared with the second quarter of 2006 [(a)]

We reported second quarter 2007 net income of $445 million and diluted earnings per share of $.62, and income from continuing operations of $448 million and diluted earnings per share of $.62. This compares to net income of $448 million, or $.62 of diluted earnings per share, and income from continuing operations of $391 million, or $.54 of diluted earnings per share, in the second quarter of 2006. The second quarter of 2007 included merger and integration expenses of $47 million (pre-tax) that amounted to approximately $.04 per share. Excluding this amount, diluted earnings per share from continuing operations in the second quarter of 2007 was $.66 per share.

Performance highlights for the quarter include asset servicing growth of 17% over the second quarter of 2006, a record quarterly level reflecting increased transaction volumes and organic growth across all business products; asset and wealth management fees were up 25% over the second quarter of 2006 reflecting organic growth; and, good expense discipline drove positive operating leverage (excluding merger and integration expense).

First quarter of 2007 compared with the first quarter of 2006 [(a)]

We reported first quarter net income of $434 million and diluted earnings per share of $.60. Excluding merger and integration costs, first quarter net income was $444 million and diluted earnings per share was $.62. This compares to net income of $422 million, or $.58 of diluted earnings per share, and income from continuing operations of $360 million, or $.49 of diluted earnings per share in the first quarter of 2006.

Performance highlights for the quarter include asset servicing revenue growth of 17% over the first quarter of 2006, driven by custody, fund services, and broker-dealer services; asset and wealth management fees were up 20% over the first quarter of 2006, reflecting organic growth; and good expense discipline drove positive operating leverage.

(a) *Quarterly data for the first and second quarters of 2007 and all periods of 2006 represent legacy The Bank of New York only. All earnings per share data is presented in post-merger share count terms.*

NEW YORK STOCK EXCHANGE ANNUAL CERTIFICATION

Because our common stock is listed on the NYSE, our Chief Executive Officer is required to make an annual certification to the NYSE stating that he was not aware of any violation by BNY Mellon of the Corporate Governance Listing Standards of the NYSE. The Chief Executive Officer of The Bank of New York and Mellon each submitted this annual certification to the NYSE for 2007, and our Chief Executive Officer will do so after our 2008 Annual Meeting of Shareholders, in accordance with NYSE rules. We filed an Interim Written Affirmation for BNY Mellon with the NYSE on July 12, 2007.

We have filed with the SEC the certification required to be made by our Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002, as exhibits to the Annual Report on Form 10-K for the year ended Dec. 31, 2007.

Some statements in this document are forward-looking. These include all statements about the future results of BNY Mellon, projected business growth, statements with respect to the merger of The Bank of New York and Mellon with and into BNY Mellon, expectations with respect to operations after the merger, the expected outcome of legal, regulatory and investigatory proceedings, predicted loan losses, and BNY Mellon's plans, objectives and strategies. In addition, these forward-looking statements relate to: expected annual expense synergies; total merger and integration costs; the expected increase in the percentage of revenue and income from outside the U.S.; the expected increase in the level of fee revenue per employee; targeted capital ratios; reasons why our businesses are compatible with our strategies and goals; our projected effective tax rate for 2008; the anticipated effects of the consolidation of TRFC, including improved profitability, improved adjusted tangible common equity ratio, the accretive effect of the TRFC consolidation, the timing of the integration of TRFC's assets into our investment portfolio and the timing of elimination of TRFC's commercial paper; the impact of any capital support agreements, factors that could affect projected fee revenue, including allowance for credit reserves and valuation models; assumptions with respect to pension plans, including expected future contributions and benefit payments; reduction in principal of the CDO portfolio; expectations with respect to receipt of an in-kind vertical slice of underlying assets from a SIV if there is a liquidation; adequacy of reserves, including reserves for SIV exposure; the effect of a significant reduction in securities servicing business on deposits; expectations with respect to capital, including anticipated repayment and call of outstanding debt and issuance of replacement securities; expectations with respect to securities lending guarantees expiring without the need to advance cash; matters relating to Old Slip Funding LLC, including the impact of any consolidation if it were to occur; expectations with respect to the well-capitalized status of BNY Mellon and its bank subsidiaries; the effects of the implementation of Basel II; compliance with the requirements of the Sound Practices Paper; effect of geopolitical factors and other external factors; timing and impact of adoption of recent accounting pronouncements; impact of the acquisition of the remaining 50% interest in the ABN AMRO Mellon joint venture; ability to realize benefit of deferred tax assets including carryovers; likelihood that results of open tax years will affect Tax Reserves; amount of dividends bank subsidiaries can pay without regulatory waiver; resolution of matters relating to LILO transactions and impact of those resolutions; potential impact of review of corporate trust business; impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings, including the claims raised by The Federal Customs Service of The Russian Federation and matters relating to the information returns, and withholding tax returns for the Acquired Corporate Trust Business.

In this report, any other report, any press release or any written or oral statement that the Company or its executives may make, words such as "estimate," "forecast," "project," "anticipate," "confident," "target," "expect," "intend," "seek," "believe," "plan," "goal," "could," "should," "may," "will," "strategy," "synergies," "opportunities," "trends" and words of similar meaning, signify forward-looking statements.

Factors that could cause BNY Mellon's results to differ materially from those described in the forward-looking statements, as well as other uncertainties affecting future results and the value of BNY Mellon's stock and factors which represent risks associated with the business and operations of BNY Mellon, can be found in the "Risk Factors" section of BNY Mellon's annual report on Form 10-K for the year ended Dec. 31, 2007, and any subsequent reports filed with the Securities and Exchange Commission (the "Commission") by BNY Mellon pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements, including discussions and projections of future results of operations and discussions of future plans contained in the MD&A, are based on management's current expectations and assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond BNY Mellon's control), including adverse changes in market conditions and the timing of such changes, and the actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties and the risks and uncertainties described in the documents referred to in the preceding paragraph. The "Risk Factors" discussed in the Form 10-K could cause or contribute to such differences. Investors should consider all risks mentioned elsewhere in this document and in subsequent reports filed by BNY Mellon with the Commission pursuant to the Exchange Act, as well as other uncertainties affecting future results and the value of BNY Mellon's stock.

All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events.

Accumulated Benefit Obligation ("ABO")—The actuarial present value of benefits (vested and non-vested) attributed to employee services rendered.

Adjusted tangible shareholders' equity to assets—Shareholders' equity less goodwill and intangible assets divided by total assets less goodwill and intangible assets. Adjusted for deferred tax liabilities associated with non-tax deductible identifiable intangible assets.

Alternative investments—Usually refers to investments in hedge funds, leveraged loans, subordinated and distressed debt, real estate and foreign currency overlay. Many hedge funds pursue strategies that are uncommon relative to mutual funds. Examples of alternative investment strategies are: long-short equity, event driven, statistical arbitrage, fixed income arbitrage, convertible arbitrage, short bias, global macro, and equity market neutral.

Assets under custody and administration—Assets held in a fiduciary capacity for which various services are provided such as; custody, accounting, administration valuations and performance measurement. These assets are not on our balance sheet.

Assets under management—Assets held in a fiduciary capacity that are either actively or passively managed. These assets are not on our balance sheet.

Collateral management—A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers. The Corporation acting as an independent collateral manager is positioned between the buyer and seller to provide a convenient, flexible, and efficient service to ensure proper collateralization throughout the term of the transaction. The service includes verification of securities eligibility and maintenance of margin requirements.

Collateralized Debt Obligations (CDOs)—A type of asset-backed security and structured credit product that gain exposure to the credit of a portfolio of fixed-income assets and divide the credit risk among different tranches.

Credit derivatives—Contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction, such events include bankruptcy, insolvency and failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a contingent payment by the seller (insurer) following a credit event.

Credit risk—The risk of loss due to borrower or counterparty default.

Cross-currency swaps—Contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Also see interest rate swaps in this glossary.

Depositary Receipts ("DR")—A negotiable security that generally represents a non-U.S. company's publicly traded equity. Although typically denominated in U.S. dollars, depositary receipts can also be denominated in Euros. Depositary receipts are eligible to trade on all U.S. stock exchanges and many European stock exchanges. American depositary receipts ("ADR") trade only in the U.S.

Derivative—A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, credit worthiness for credit default swaps or financial or commodity indices.

Discontinued operations—The operating results of a component of an entity, as defined by SFAS No. 144, that are removed from continuing operations when that component has been disposed of or it is management's intention to sell the component.

Double leverage—The situation that exists when a holding company's equity investments in wholly-owned subsidiaries (including goodwill and intangibles) exceed its equity capital. Double leverage is created when a bank holding company issues debt and downstreams the proceeds to a subsidiary as an equity investment.

Economic Value of Equity ("EVE")—An aggregation of discounted future cash flows of assets and liabilities over a long-term horizon.

Exchange Traded Fund ("ETF")—Each share of an ETF tracks a basket of stocks in some index or benchmark, providing investors with a vehicle that closely parallels the performance of these benchmarks while allowing for intraday trading.

FASB—Financial Accounting Standards Board.

Foreign currency options—Similar to interest rate options except they are based on foreign exchange rates. Also see interest rate options in this glossary.

Foreign currency swaps—An agreement to exchange stipulated amounts of one currency for another currency at one or more future dates.

Foreign exchange contracts—Contracts that provide for the future receipt or delivery of foreign currency at previously agreed-upon terms.

Forward rate agreements—Contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date.

Fully Taxable Equivalent ("FTE")—Basis for comparison of yields on assets having ordinary taxability with assets for which special tax exemptions apply. The FTE adjustment reflects an increase in the interest yield or return on a tax-exempt asset to a level that would be comparable had the asset been fully taxable.

Generally Accepted Accounting Principles ("GAAP")—Accounting rules and conventions defining acceptable practices in preparing financial statements in the U.S. The FASB is the primary source of accounting rules.

Granularity—Refers to the amount of concentration in the credit portfolio due to large individual exposures. One measure of granularity is the amount of economic capital attributable to an exposure. As the average economic capital per exposure declines, the portfolio is considered to be more granular.

Hedge fund—A fund, usually used by wealthy individuals and institutions, which is allowed to use aggressive strategies that are unavailable to mutual funds, including selling short, leverage, program trading, swaps, arbitrage, and derivatives. Hedge funds are exempt from many of the rules and regulations governing mutual funds, which allow them to accomplish aggressive investing goals. Legal requirements in many countries allow only certain sophisticated investors to participate in hedge funds.

Interest rate options, including caps and floors—Contracts to modify interest rate risk in exchange for the payment of a premium when the contract is initiated. As a writer of interest rate options, we receive a premium in exchange for bearing the risk of unfavorable changes in interest rates. Conversely, as a purchaser of an option, we pay a premium for the right, but not the obligation, to buy or sell a financial instrument or currency at predetermined terms in the future.

Interest rate sensitivity—The exposure of net interest income to interest rate movements.

Interest rate swaps—Contracts in which a series of interest rate flows in a single currency is exchanged over a prescribed period. Interest rate swaps are the most common type of derivative contract that we use in our asset/liability management activities. An example of a situation in which we would utilize an interest rate swap would be to convert our fixed-rate debt to a variable rate. By entering into the swap, the principal amount of the debt would remain unchanged, but the interest streams would change.

Investment grade loans and commitments—Those where the customer has a Moody's long-term rating of Baa3 or better; and/or a Standard & Poor's long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings

Invoiced services—Services provided by global payment services for which the customer can choose to pay directly or by leaving a compensating balance.

Joint venture—A company or entity owned and operated by a group of companies for a specific business purpose, no one of which has a majority interest.

Lease-In-Lease-Out ("LILO") transaction—A transaction in which a person or entity leases property from the owner for a specified time period and then leases the property back to that owner for a shorter time period. The obligations of the property owner as sublessee are usually secured by deposits, letters of credit, or marketable securities.

Leverage ratio—Tier 1 Capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

Liquidity risk—The risk of being unable to fund our portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Loans for purchasing or carrying securities—Loans primarily to brokers and dealers in securities.

Margin loans—A loan that is used to purchase shares of stock. The shares purchased are used as collateral for the loan.

Mark-to-market exposure—A measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes us and, therefore, creates a repayment risk for us. When the mark-to-market is negative, we owe the counterparty. In this situation, we do not have repayment risk.

Market risk—The potential loss in value of portfolios and financial instruments caused by movements in market variables, such as interest and foreign-exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement—An agreement between two counterparties that have multiple contracts with each other that provides for the net settlement of all contracts through a single payment in the event of default or termination of any one contract.

N/A—Not applicable.

N/M—Not meaningful.

Net interest margin—The result of dividing net interest revenue by average interest-earning assets.

Operating leverage—The rate of increase in revenue to the rate of increase in expenses.

Operational risk—The risk of loss resulting from inadequate or failed processes or systems, human factors, or external events.

Performance fees—Fees paid to an investment advisor based upon the fund's performance for the period relative to various predetermined benchmarks.

Pre-tax operating margin (FTE)—Income before tax on an FTE basis for a period divided by total revenue on an FTE basis for that period.

Projected Benefit Obligation ("PBO")—The actuarial present value of all benefits accrued on employee service rendered prior to the calculation date, including allowance for future salary increases if the pension benefit is based on future compensation levels.

Return on assets—Annualized income divided by average assets.

Return on tangible common equity—Annualized income, excluding amortization expense of intangible assets, divided by average tangible shareholders' equity.

Return on equity—Annualized income divided by average shareholders' equity.

Securities lending short-term investment fund—For some of our securities lending clients, we invest the cash collateral received in the customer's securities lending transactions in a short-term highly liquid commingled investment fund. The fund is rated AAA by Standard & Poor's and started operation in 2003.

Securities lending transaction—A fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (BNY Mellon) to a borrower, usually a broker/dealer or bank, on an open, oversight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days.

Statement of Financial Accounting Standards ("SFAS")—Statement published by the Financial Accounting Standards Board.

Structured Investment Vehicle ("SIV")—A fund which borrows money by issuing short-term securities at low interest and then lends money by buying long-term securities at higher interest, making a profit for investors from the difference.

Sub-custodian—A local provider (e.g., a bank) contracted by us to provide specific custodial related services in a selected country or geographic area. Services generally include holding foreign securities in safekeeping, facilitating settlements and reporting holdings to the custodian.

Tangible common equity ratio ("TCE")—The percentage computed by dividing common shareholders' equity less intangibles and goodwill by period-end total assets less intangibles and goodwill.

Tangible shareholders' equity—Shareholders' equity less goodwill and intangibles.

Tier I and total capital—Includes common shareholders' equity (excluding certain components of comprehensive income), qualifying trust-preferred securities and minority interest in equity accounts of consolidated subsidiaries, less goodwill and certain intangible assets, and a deduction for certain non-financial equity investments. Total capital includes Tier I capital, as well as qualifying subordinated debt and the reserve for credit losses.

Unfunded commitments—Legally binding agreements to provide a defined level of financing until a specified future date.

Unit Investment Trust ("UIT")—A sponsor-created portfolio of securities. Like mutual funds, these securities portfolios are designed to meet specific investment objectives. However, unlike a mutual fund, a UIT is an unmanaged portfolio consisting of securities that are fixed at the UIT's initiation and generally remain unchanged over the security's life.

Value at Risk ("VAR")—A measure of the dollar amount of potential loss at a specified confidence level from adverse market movements in an ordinary market environment.

Variable Interest Entity ("VIE")—An entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb or the right to receive the entity's losses or returns.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

The Corporation's management, including its principal executive officer and principal financial officer, has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2007, the Corporation's internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited the 2007 financial statements included in this Annual Report under "Financial Statements and Notes," has issued a report with respect to the effectiveness of the Corporation's internal control over financial reporting. This report appears on page 78.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation's ("the Corporation") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Corporation as of December 31, 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended, and our report dated February 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 27, 2008

CONSOLIDATED INCOME STATEMENT

The Bank of New York Mellon Corporation (and its subsidiaries)

(in millions, except per share amounts or unless otherwise noted)	Year ended Dec. 31, [a]		
	2007	2006	2005
Fee and other revenue			
Securities servicing fees:			
Asset servicing	**$2,350**	$1,401	$1,267
Issuer services	**1,560**	895	639
Clearing and execution services	**1,192**	1,248	1,242
Total securities servicing fees	**5,102**	3,544	3,148
Asset and wealth management fees	**2,060**	545	455
Performance fees	**93**	35	9
Foreign exchange and other trading activities	**786**	415	379
Treasury services	**348**	209	206
Financing-related fees	**216**	250	282
Distribution and servicing	**212**	6	5
Investment income	**149**	160	90
Securities gains (losses)	**(201)**	2	22
Other	**266**	173	119
Total fee and other revenue	**9,031**	5,339	4,715
Net interest revenue			
Interest revenue	**5,751**	3,740	2,669
Interest expense	**3,451**	2,241	1,329
Net interest revenue	**2,300**	1,499	1,340
Provision for credit losses	**(10)**	(20)	(7)
Net interest revenue after provision for credit losses	**2,310**	1,519	1,347
Noninterest expense			
Staff	**4,120**	2,640	2,310
Professional, legal and other purchased services	**781**	381	344
Net occupancy	**449**	279	250
Software	**280**	220	214
Distribution and servicing	**268**	17	17
Furniture and equipment	**267**	190	199
Sub-custodian	**200**	134	96
Business development	**190**	108	97
Clearing and execution	**183**	199	204
Communications	**109**	97	91
Other	**546**	241	222
Subtotal	**7,393**	4,506	4,044
Amortization of intangible assets	**319**	76	40
Merger and integration expense:			
The Bank of New York Mellon	**355**	-	-
Acquired Corporate Trust Business	**49**	106	-
Total noninterest expense	**8,116**	4,688	4,084
Income			
Income from continuing operations before income taxes	**3,225**	2,170	1,978
Provision for income taxes	**998**	694	635
Income from continuing operations	**2,227**	1,476	1,343
Income (loss) from discontinued operations, net of tax	**(8)**	1,371	228
Income before extraordinary (loss)	**2,219**	2,847	1,571
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	**(180)**	-	-
Net income	**$2,039**	$2,847	$1,571

CONSOLIDATED INCOME STATEMENT (continued)

(in dollars unless otherwise noted)	Year ended Dec. 31, [a] 2007	2006	2005
Earnings per share [b]			
Basic:			
Income from continuing operations	**$ 2.41**	$ 2.07	$ 1.86
Income (loss) from discontinued operations, net of tax	**(.01)**	1.92	.32
Income before extraordinary (loss)	**2.40**	3.99	2.18
Extraordinary (loss), net of tax	**(.19)**	-	-
Net income	**$ 2.21**	$ 3.99	$ 2.18
Diluted:			
Income from continuing operations	**$ 2.38**	$ 2.04	$ 1.84
Income (loss) from discontinued operations, net of tax	**(.01)**	1.90	.31
Income before extraordinary (loss)	**2.37**	3.94	2.16 [c]
Extraordinary (loss), net of tax	**(.19)**	-	-
Net income	**$ 2.18**	$ 3.94	$ 2.16
Average shares outstanding [b] *(in thousands)*			
Basic	**923,199**	713,795	721,666
Common stock equivalents	**11,505**	8,612	7,442
Diluted	**934,704**	722,407	729,108

(a) *Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. All other periods reflect legacy The Bank of New York only. Certain prior period amounts have been revised, see Note 2 of Notes to Consolidated Financial Statements.*

(b) *All earnings per share data and average shares outstanding are presented in post-merger share count terms.*

(c) *Does not foot due to rounding.*

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

The Bank of New York Mellon Corporation (and its subsidiaries)

(dollar amounts in millions, except per share amounts)	Dec. 31 2007	2006 [a]
Assets		
Cash and due from banks	$ 6,635	$ 2,840
Interest-bearing deposits with banks	34,312	13,172
Federal funds sold and securities purchased under resale agreements	9,108	5,114
Securities:		
Held-to-maturity (fair value of $2,171 and $1,710)	2,180	1,729
Available-for-sale	46,518	19,377
Total securities	48,698	21,106
Trading assets	6,420	5,544
Loans	50,931	37,793
Reserve for loan losses	(327)	(287)
Net loans	50,604	37,506
Premises and equipment	1,731	1,050
Accrued interest receivable	739	422
Goodwill	16,331	5,008
Intangible assets	6,402	1,453
Other assets	16,676	9,973
Assets of discontinued operations	-	18
Total assets	$197,656	$103,206
Liabilities		
Deposits:		
Noninterest-bearing (principally domestic offices)	$ 32,372	$ 19,554
Interest-bearing deposits in domestic offices	21,082	10,041
Interest-bearing deposits in foreign offices	64,671	32,551
Total deposits	118,125	62,146
Federal funds purchased and securities sold under repurchase agreements	2,193	790
Trading liabilities	4,577	2,507
Payables to customers and broker-dealers	7,578	7,266
Commercial paper	4,079	224
Other borrowed funds	1,840	1,401
Accrued taxes and other expenses	8,101	5,129
Other liabilities (including allowance for lending related commitments of $167 and $150)	4,887	3,477
Long-term debt	16,873	8,773
Liabilities of discontinued operations	-	64
Total liabilities	168,253	91,777
Shareholders' equity [b]		
Common stock-par value $.01 per share; authorized 3,500,000,000 shares; issued 1,146,896,177 and 994,110,501 shares	11	10
Additional paid-in capital	19,990	10,035
Retained earnings	10,015	9,280
Accumulated other comprehensive loss, net of tax	(574)	(317)
Less: Treasury stock of 912,896 and 280,935,236 shares, at cost	(39)	(7,576)
Loan to ESOP (- and 95,994 shares)	-	(3)
Total shareholders' equity	29,403	11,429
Total liabilities and shareholders' equity	$197,656	$103,206

(a) Legacy The Bank of New York only. Certain prior period balances have been revised, see Note 2 of Notes to Consolidated Financial Statements.

(b) Par value, authorized, issued, treasury stock and loan to ESOP shares at Dec. 31, 2006 have been restated in post merger share count terms.

See accompanying Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation (and its subsidiaries)

	Year ended Dec. 31, [a]		
(in millions)	**2007**	2006 [b]	2005
Operating activities			
Net income	**$ 2,039**	$ 2,847	$ 1,571
Income (loss) from discontinued operations	**(8)**	1,371	228
Extraordinary (loss)	**(180)**	-	-
Income from continuing operations	**2,227**	1,476	1,343
Adjustments to reconcile net income to cash provided by (used for) operating activities:			
Provision for credit losses	**(10)**	(20)	(7)
Depreciation and amortization	**826**	490	515
Deferred tax expense (benefit)	**(148)**	398	(55)
Securities gains and venture capital income	**141**	(9)	(68)
Change in trading activities	**1,947**	847	(2,216)
Change in accruals and other, net	**(992)**	(67)	(885)
Net effect of discontinued operations	**(21)**	796	258
Net cash provided by (used for) operating activities	**3,970**	3,911	(1,115)
Investing activities			
Change in interest-bearing deposits with banks	**(10,625)**	(3,810)	(946)
Change in margin loans	**(43)**	921	(30)
Purchases of securities held-to-maturity	**-**	(567)	(544)
Paydowns of securities held-to-maturity	**228**	227	373
Maturities of securities held-to-maturity	**233**	116	70
Purchases of securities available-for-sale	**(30,398)**	(11,122)	(18,044)
Sales of securities available-for-sale	**2,600**	7,559	4,941
Paydowns of securities available-for-sale	**4,862**	4,553	6,759
Maturities of securities available-for-sale	**16,023**	4,510	2,437
Net principal disbursed on loans to customers	**(3,647)**	(5,551)	(6,212)
Proceeds from sale of loans	**52**	122	263
Change in federal funds sold and securities purchased under resale agreements	**(2,612)**	(2,689)	3,283
Change in seed capital investments	**136**	(216)	-
Purchases of premises and equipment/capitalized software	**(313)**	(221)	(131)
Acquisitions, net cash	**1,431**	2,135	(265)
Disposition net of cash included	**-**	(2,275)	-
Proceeds from the sale of premises and equipment	**1**	149	-
Other, net	**506**	(188)	(44)
Net effect of discontinued operations	**(8)**	-	468
Net cash used for investing activities	**(21,574)**	(6,347)	(7,622)
Financing activities			
Change in deposits	**19,067**	3,304	6,108
Change in federal funds purchased and securities sold under repurchase agreements	**75**	(43)	(371)
Change in payables to customers and broker-dealers	**313**	(1,358)	(41)
Change in other funds borrowed	**(772)**	588	534
Change in commercial paper	**(295)**	139	(168)
Net proceeds from the issuance of long-term debt	**4,617**	1,527	2,033
Repayments of long-term debt	**(1,131)**	(567)	(215)
Proceeds from the exercise of stock options	**475**	217	61
Issuance of common stock	**20**	174	171
Tax benefit realized on share-based payment awards	**55**	37	11
Stock rights redemption	**-**	-	(39)
Treasury stock acquired	**(113)**	(883)	(417)
Cash dividends paid	**(884)**	(656)	(644)
Net effect of discontinued operations	**41**	-	1,031
Net cash provided by financing activities	**21,468**	2,479	8,054
Effect of exchange rate changes on cash	**(69)**	(85)	309
Change in cash and due from banks			
Change in cash and due from banks	**3,795**	(42)	(374)
Cash and due from banks at beginning of period	**2,840**	2,882	3,256
Cash and due from banks at end of period	**$ 6,635**	$ 2,840	$ 2,882
Supplemental disclosures			
Interest paid	**$ 3,546**	$ 2,322	$ 1,389
Income taxes paid	**1,390**	652	876
Income taxes refunded	**147**	4	20

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. All other periods reflect legacy The Bank of New York only.

(b) Revised, see Note 2 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

The Bank of New York Mellon Corporation (and its subsidiaries)

(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	ESOP loan	Total shareholders' equity
Balance at Jan. 1, 2005	$10	$ 9,535	$ 6,162	$ (6)	$(6,411)	$ -	$ 9,290
Comprehensive income:							
Net income	-	-	1,571	-	-	-	1,571
Other comprehensive income, net of tax:	-	-	-	(138)	-	-	(138)
Reclassification adjustment	-	-	-	10	-	-	10
Total comprehensive income	-	-	1,571	(128)	-	-	1,443
Dividends on common stock at $.87 per share	-	-	(644)	-	-	-	(644)
Repurchase of common stock	-	-	-	-	(407)	(10)	(417)
Common stock issued under employee benefit plans	-	158	-	-	-	3	161
Stock rights redemption	-	(39)	-	-	-	-	(39)
Stock awards and options exercised	-	-	-	-	82	-	82
Balance at Dec. 31, 2005	$10	$ 9,654	$ 7,089	$(134)	$(6,736)	$ (7)	$ 9,876
Comprehensive income:							
Net income	-	-	2,847	-	-	-	2,847
Other comprehensive income, net of tax:	-	-	-	133	-	-	133
Adjustment to initially apply SFAS 158	-	-	-	(264)	-	-	(264)
Reclassification adjustment	-	-	-	(52)	-	-	(52)
Total comprehensive income	-	-	2,847	(183)	-	-	2,664
Dividends on common stock at $.91 per share	-	-	(656)	-	-	-	(656)
Repurchase of common stock	-	-	-	-	(883)	-	(883)
Common stock issued under employee benefit plans	-	381	-	-	-	4	385
Stock awards and options exercised	-	-	-	-	43	-	43
Balance at Dec. 31, 2006 [(a)]	$10	$10,035	$ 9,280	$(317)	$(7,576)	$ (3)	$11,429
Adjustments for the cumulative effect of applying FSP FAS 13-2 and FIN 48, net of taxes of $(214)	-	-	**(416)**	-	-	-	**(416)**
Adjusted balance at Jan. 1, 2007	**10**	**10,035**	**8,864**	**(317)**	**(7,576)**	**(3)**	**11,013**
Comprehensive income:							
Net income	-	-	**2,039**	-	-	-	**2,039**
Other comprehensive income, net of tax:	-	-	-	**(231)**	-	-	**(231)**
Reclassification adjustment	-	-	-	**(26)**	-	-	**(26)**
Total comprehensive income	-	-	**2,039**	**(257)**	-	-	**1,782**
Dividends on common stock at $.95 per share	-	-	**(884)**	-	-	-	**(884)**
Repurchase of common stock	-	-	-	-	**(113)**	-	**(113)**
Common stock issued under employee benefit plans	-	**25**	-	-	**2**	**3**	**30**
Common stock issued in settlement of share repurchase agreements with broker-dealer counterparties	-	**(35)**	-	-	**35**	-	-
Stock awards and options exercised	-	**644**	-	-	**69**	-	**713**
Retirement of treasury stock	**(3)**	**(7,541)**	-	-	**7,544**	-	-
Merger with Mellon	**4**	**16,846**	-	-	-	-	**16,850**
Other	-	**16**	**(4)**	-	-	-	**12**
Balance at Dec. 31, 2007	**$11**	**$19,990**	**$10,015**	**$(574)**	**$ (39)**	**$ -**	**$29,403**

(a) Certain prior period balances have been revised, see Note 2 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

1. Summary of significant accounting and reporting policies

Basis of Presentation

The accounting and financial reporting policies of The Bank of New York Mellon Corporation, a global financial services company, conform to U.S. generally accepted accounting principles (GAAP) and prevailing industry practices. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Amounts subject to significant estimates and assumptions are items such as the reserve for loans losses and lending-related commitments, goodwill and intangibles, pension and post-retirement obligations, and the fair value of financial instruments. Actual results could differ from these estimates.

In addition to discontinued operations (see Note 5 of Notes to Consolidated Financial Statements), certain other prior year information has been reclassified to conform its presentation with the 2007 financial statements.

The consolidated financial statements include the accounts of BNY Mellon and its subsidiaries. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. Earnings on these investments are reflected in fee and other revenue as securities servicing fees, asset and wealth management fees or investment income, as appropriate, in the period earned. Our most significant equity method investments are:

(in millions)	Percent Ownership	Book Value
Wing Hang	20.2%	$274.5
CIBC Mellon	50%	$593.9

The income statement and balance sheet include results of acquired businesses accounted for under the purchase method of accounting pursuant to SFAS No. 141 "Business Combinations", and equity investments from the dates of acquisition. We record any contingent purchase payments when the amounts are resolved and become payable.

The Parent Corporation financial statements in Note 21 of Notes to Consolidated Financial Statements include the accounts of the Parent Corporation; those of a wholly owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by BNY Mellon; and MIPA, LLC, a single member company, created to hold and administer corporate owned life insurance. Financial data for the Parent Corporation, the financing subsidiary and the single member company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential variable interest entity (VIE). BNY Mellon's assessment focuses on the dispersion of risks and rewards attributable to the potential VIE. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest. A company is deemed to be the primary beneficiary and thus required to consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE's expected losses, that will receive a majority of the VIE's expected residual returns, or both. A "variable interest" is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets. "Expected losses" and "expected residual returns" are measures of variability in the expected cash flows of a VIE. When we transfer financial assets in a securitization to a VIE, the VIE must represent a qualifying special purpose entity (QSPE) or we would continue to consolidate the transferred financial assets. QSPE status is achieved when all conditions specified in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are met. Those conditions focus on whether the entity is demonstrably distinct from BNY Mellon, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other dispositions of assets. We also obtain the required true-sale opinions from outside counsel on all securitizations. We have determined that all of our securitization trusts are QSPEs.

Nature of operations

BNY Mellon is a global financial services company providing a broad range of financial products and services in domestic and international markets. Through our seven business segments (Asset Management, Wealth Management, Asset Servicing, Issuer Services, Clearing and Execution Services, Treasury Services and Other), we serve the following major classes of customers—institutions, corporations, and high net worth individuals. For institutions and corporations we provide the following services:

- investment management;
- trust and custody;
- foreign exchange;
- securities lending;
- depositary receipts;
- corporate trust;
- shareowner services, and
- banking services.

For individuals, we provide mutual funds, separate accounts, wealth management and private banking services. BNY Mellon's asset management businesses provide investment products in many asset classes and investment styles on a global basis.

Trading account securities, available-for-sale securities, and held-to-maturity securities

Securities are classified in the trading account securities portfolio, the available-for-sale securities portfolio or the held-to-maturity securities portfolio when they are purchased. Securities are classified as trading account securities when the intent is profit maximization through market appreciation and resale. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity. Seed capital investments are classified as other assets, trading account securities or available-for-sale securities, depending on the nature of the investment and management's intent.

Trading account securities are stated at fair value. Trading revenue includes both realized and unrealized gains and losses. The liability incurred on short-sale transactions, representing the obligation to deliver securities, is included in trading account liabilities at fair value.

Available-for-sale securities are stated at fair value. Unrealized gains or losses on assets classified as available for sale, net of tax, are recorded as an addition to or deduction from other comprehensive results. Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Unrealized gains and losses on seed capital investments classified as Other assets are recorded in investment income.

We conduct quarterly reviews to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. We examine various factors when determining whether an impairment is other-than-temporary. Examples of factors that may indicate that an other-than-temporary impairment has occurred include:

- Fair value is below cost;
- The decline in fair value has existed for an extended period of time;
- Management does not possess both the intent and the ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value;
- The decline in fair value is attributable to specific adverse conditions affecting a particular investment;
- The decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area; and
- A debt security has been downgraded by a rating agency.

Securities with an unrealized loss that is determined to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

The accounting policy for the determination of the value of a security when quoted prices are not available has been identified as a "critical accounting estimate" as it requires us to make numerous assumptions based on available market data.

Loans and leases

Loans are reported net of any unearned discount. Loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Deferred fees and costs are netted against outstanding loan balances. Loans held for sale are carried at the lower of aggregate cost or fair value.

Unearned revenue on direct financing leases is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in other income. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

Nonperforming assets

Commercial loans are placed on nonaccrual status when the fair value of collateral is less than the principal and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Residential mortgage loans are generally placed on nonaccrual status when, in our judgment, collection is in doubt or the loans are 180 days or more delinquent, subject to an impairment test. Consumer loans are not classified as nonperforming assets, but are charged off and interest accrued is suspended based upon an established delinquency schedule determined by product. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest revenue. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectibility of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest payments become current or when the loan becomes well secured and is in the process of collection.

A loan is considered to be impaired, as defined by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment reserve is measured on the commercial loans of $1 million or greater and which meet the definition of an impaired loan per SFAS No. 114. Personal nonaccrual loans are not tested for impairment because they are included in large groups of smaller-balance homogeneous loans that, by definition along with leases, are excluded from the scope of SFAS No. 114.

Impaired loans are required to be measured based upon the loan's market price, the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve is established by either an allocation of the reserve for credit losses or by a provision for credit losses. Impairment reserves are not needed when the recorded investment in an impaired loan is less than the loan valuation.

Reserve for loans losses and reserve for unfunded commitments

The reserve for loans losses, shown as a valuation allowance to loans, and the allowance for lending related commitments are referred to as BNY Mellon's reserve for credit exposure. The accounting policy for the determination of the adequacy of the reserves has been identified as a "critical accounting estimate" as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

The reserve for loans losses is maintained to absorb losses inherent in the loans portfolio as of the balance sheet date based on our judgment. The reserve determination methodology is designed to provide procedural discipline in assessing the appropriateness of the reserve. Credit losses are charged against the reserve. Recoveries are added to the reserve.

The methodology for determining the allowance for lending related commitments considers the same factors as the reserve for loan losses, as well as an estimate of the probability of drawdown.

Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from 2 to 40 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful lives.

Software

BNY Mellon capitalizes costs relating to acquired software and internal-use software development projects that provide new or significantly improved functionality. We capitalize projects that are expected to result in longer term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality. All other costs incurred in connection with an internal-use software project are expensed as incurred. Capitalized software is recorded in other assets.

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets' identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed at least annually for impairment. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a "critical accounting estimate" as it requires us to make numerous complex and subjective estimates.

Fee revenue

We record security servicing fees, asset and wealth management fees, foreign exchange and other trading activities, treasury services, financing-related fees, distribution and servicing, and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectibility is reasonably assured.

Additionally, we recognize revenue from non-refundable, up-front implementation fees under outsourcing contracts using a straight-line method, commencing in the period the ongoing services are performed through the expected term of the contractual relationship. Incremental direct set-up costs of implementation, up to the related implementation fee or minimum fee revenue amount, are deferred and amortized over the same period that the related implementation fees are recognized. If a client terminates an outsourcing contract prematurely, the unamortized deferred incremental direct set-up costs and the unamortized deferred up-front implementation fees related to that contract are recognized in the period the contract is terminated.

Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are generally calculated as a percentage of the applicable portfolio's performance in excess of a benchmark index or a peer group's performance. For hedge fund investments, an investment management performance fee is calculated as a percentage of the applicable portfolio's positive returns. When a portfolio underperforms its benchmark or fails to generate positive performance in the instance of a hedge fund investment, subsequent years' performance must generally exceed this shortfall prior to fees being earned. Amounts billable in subsequent years and which are subject to a clawback if performance thresholds in those years are not met are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multiyear performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that is non-refundable is recognized.

Net interest revenue

Revenue on interest-earning assets and expense on interest-bearing liabilities is recognized based on the effective yield of the related financial instrument.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Revenue and expense accounts are translated monthly at an average monthly exchange rate. Transaction gains and losses are included in the income statement. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive income.

Pension

The measurement date for BNY Mellon's pension plans was changed from Sept. 30 to Dec. 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield of high quality corporate bonds available in the marketplace. Periodic pension expense includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses.

Actuarial gains and losses include the impact of plan amendments and various gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in the market-related value over a five-year period.

Any gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from the assumed discount rate or expected returns and from changes in assumptions are deferred. To the extent a gain or loss, excluding the asset gain or loss, exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is recognized over the future service periods of active employees.

BNY Mellon's accounting policy regarding pensions has been identified as a "critical accounting estimate" as it is regarded to be critical to the presentation of our financial statements since it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain.

Severance

BNY Mellon provides separation benefits through the BNY Mellon Separation Plan, the Bank of New York Company, Inc. Separation Plan or the Mellon Financial Corporation Displacement Program to eligible employees separated or displaced from their jobs for business reasons not related to individual performance. Basic separation benefits are based on the employee's years of continuous benefited service. Separation expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

Income Taxes

We record current tax liabilities or assets through charges or credits to the current tax provision for the estimated taxes payable or refundable for the current year. Deferred tax assets and liabilities are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. Interest and penalties related to income taxes are recorded as income tax expense.

Derivative financial instruments

Derivative contracts, such as futures contracts, forwards, interest rate swaps, foreign currency swaps and options and similar products used in trading activities are recorded at fair value. We do not recognize gains or losses at the inception of derivative transactions if the fair value is not determined based upon observable market transactions and market data. Gains and losses are included in foreign exchange and other trading activities in fee and other revenue. Unrealized gains and losses are reported on a gross basis in trading account assets and trading liabilities, after taking into consideration master netting agreements.

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management ("ALM") process. These derivatives are designated as fair value and cash flow hedges of certain assets and liabilities when we enter into the derivative contracts. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item. Gains and losses on cash flow hedges are recorded in other comprehensive income.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet.

We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective and whether those derivatives are expected to remain highly effective in future periods. We evaluate ineffectiveness in terms of amounts that could impact a hedge's ability to qualify for hedge accounting and the risk that the hedge could result in more than a de minimus amount of ineffectiveness. At inception, the potential causes of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the transaction and to determine the method for evaluating effectiveness on an ongoing basis. Recognizing that changes in the value of derivatives used for hedging or the value of hedged items could result in significant ineffectiveness, we have processes in place that are designed to identify and evaluate such changes when they occur. Quarterly, we perform a quantitative effectiveness assessment and record any ineffectiveness.

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative's hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading activities.

The accounting policy for the determination of the value of derivative when quoted prices are not available has been identified as a "critical accounting estimate" as it requires us to make numerous assumptions based on the available market data.

Statement of cash flows

We have defined cash and cash equivalents as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock options

We adopted SFAS No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" on Jan. 1, 2006, using the "modified prospective" method. Under this method, compensation cost is recognized beginning with the effective date: (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The modified retroactive restatement method requires that our financial statements be restated as if fair value accounting had been adopted in 1995. For 2007 and 2006, there is no difference between the prospective method and the retroactive restatement method. The following table discloses the pro forma effects on net income and earnings per share for 2005 as if the retroactive restatement method had been adopted.

Pro forma income and EPS *(in millions except per share amounts)*	2005
Reported net income	$1,571
Stock-based employee compensation costs using prospective method, net of tax	29
Stock-based employee compensation costs using retroactive restatement, net of tax	(37)
Pro forma net income	$1,563
Reported diluted earnings per share	$ 2.16
Impact on diluted earnings per share	(.01)
Pro forma diluted earnings per share	$ 2.15

Certain of our stock compensation grants vest when the employee retires. SFAS 123(R) requires the completion of expensing of new grants with this feature by the first date the employee is eligible to retire. For grants prior to Jan. 1, 2006, we will continue to expense them over their stated vesting period. The adoption of SFAS 123(R) increased pre-tax expense by $17 million in 2007 and $12 million in 2006, respectively.

2. Revision of prior period financial statements

Our fourth quarter 2006 acquisition of the Acquired Corporate Trust Business and sale of our Retail Business to JPMorgan Chase included a "Like Kind Exchange" (the "LKE") of finite lived intangible assets, principally core deposit intangibles, under Internal Revenue Code section ("Section") 1031. The LKE deferred taxes of $164 million were treated as a liability acquired in the business combination with an offsetting increase to goodwill.

We reviewed the transaction and determined that $164 million of deferred tax expense should have been recognized on the gain related to the Retail Business intangibles included in the LKE with

JPMorgan Chase. Accordingly, we have corrected the fourth quarter 2006 financial statements with a non-cash charge to discontinued operations—income taxes and a reduction in goodwill of $164 million. This revision does not impact income from continuing operations or our tangible common equity. We revised our prior period's financial statements and notes to reflect these taxes in discontinued operations.

The table below presents the effect of the correction on our previously reported consolidated statements of income for the fiscal year ended Dec. 31, 2006 and for the three-month period ended Dec. 31, 2006, the consolidated statement of cash flows for the fiscal year ended Dec. 31, 2006 and the consolidated balance sheet for the period ended Dec. 31, 2006.

For the period ended Dec. 31, 2006	As previously reported			As revised	
(in millions, except per share amounts)	Fourth quarter	Year	Adjustment	Fourth quarter	Year
Income from continuing operations	$ 427	$1,476	$ -	$ 427	$ 1,476
Discontinued operations:					
Income from discontinued operations	2,130	2,426	-	2,130	2,426
Income taxes	(768)	(891)	(164)	(932)	(1,055)
Discontinued operations, net	1,362	1,535	(164)	1,198	1,371
Net income	$1,789	$3,011	$(164)	$1,625	$ 2,847
Per common share data (a)					
Basic earnings:					
Income from continuing operations	$ 0.61	$ 2.07		$ 0.61	$ 2.07
Income from discontinued operations, net	1.93	2.15		1.70	1.92
Net income	$ 2.53 (b)	$ 4.22		$ 2.30 (b)	$ 3.99
Diluted earnings:					
Income from continuing operations	$ 0.60	$ 2.04		$ 0.60	$ 2.04
Income from discontinued operations, net	1.90	2.13		1.68	1.90
Net income	$ 2.50	$ 4.17		$ 2.27 (b)	$ 3.94

(a) Per common share data is presented in post-merger share count terms.
(b) Does not foot due to rounding.

The effect of the correction on the Dec. 31, 2006 consolidated balance sheet is as follows:

Balance as of Dec. 31, 2006 *(in millions)*	As previously reported	Adjustment	As revised
Goodwill	$ 5,172	$(164)	$ 5,008
Total assets	103,370	(164)	103,206
Retained earnings	9,444	(164)	9,280
Total shareholders' equity	11,593	(164)	11,429
Memo: Tangible common equity	4,968	-	4,968

The effect of the correction on the year-ended 2006 consolidated statement of cash flows is as follows:

Year ended Dec. 31, 2006 *(in millions)*	As previously reported	Adjustment	As revised
Net income	$ 3,011	$(164)	$ 2,847
Gain on retail business sale, net of taxes	(1,381)	164	(1,217)
Net cash provided by operating activities	3,911	-	3,911

3. Accounting changes and new accounting pronouncements

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments", an amendment of SFAS 140 and SFAS 133. SFAS 155 permits us to elect to measure any hybrid financial instrument at fair value if the hybrid instrument contains an embedded derivative that otherwise would require bifurcation and be accounted for separately under SFAS 133. SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event after Dec. 31, 2006. On Jan. 17, 2007, the FASB issued Derivative Implementation Groups ("DIG") Issue B40 which impacts how SFAS 155 is applied. The adoption of SFAS 155 and DIG Issue B40 did not have a significant impact on our investment activities.

FSP FAS 13-2—Leases

In July 2006, the FASB issued FASB Staff Position ("FSP") FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction," revising the accounting guidance under SFAS No. 13 ("SFAS 13"), "Accounting for Leases," for leveraged leases. This FSP modifies existing interpretations of SFAS 13 and associated industry practice. As a result in 2007, we recognized a one-time after-tax charge to equity of $389 million related to a change in the timing of our lease cash flows due to the LILO settlement, further described in Note 24 of Notes to Consolidated Financial Statements. However, an amount approximating this one-time charge will be taken into income over the remaining term of the affected leases. Since we have not yet reached a settlement with the IRS related to LILOs originated in 1998, in the fourth quarter of 2007, we changed our estimate assuming a September 2008 settlement date. This resulted in an after-tax charge to earnings in 2007 of $5 million. As with our other LILOs, the portion of the one-time charge related to 1998 leases will be taken into income between the settlement date and the end of the lease term.

FIN No. 48—Taxes

In 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires that a tax position meet a "more-likely-than-not threshold" for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The impact of adoption in 2007 was a charge to equity of $27 million. See Note 13 of Notes to Consolidated Financial Statements for further discussion related to FIN 48.

SFAS No. 158—Pensions

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires the Company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the fiscal year, (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur (reported in comprehensive income) and (d) provide additional disclosure. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's consolidated balance sheets at December 31, 2006 has been included in the accompanying financial statements. The adoption of SFAS 158 resulted in a charge to equity of $264 million.

4. Acquisitions and dispositions

Acquisitions in 2007

Merger with Mellon Financial Corporation

On July 1, 2007, we completed our merger with Mellon Financial Corporation ("Mellon"), headquartered in Pittsburgh, Pennsylvania. Both companies merged into a new holding company named The Bank of New York Mellon Corporation ("BNY Mellon") upon completion of the transaction. In the transaction, each share of Mellon $.50 par value common stock was converted into one share of BNY Mellon $.01 par value common stock and each share of The Bank of New York $7.50 par value common stock was converted into .9434 shares of BNY Mellon $.01 par value common stock. The merger was accounted for as a purchase of Mellon for accounting and financial reporting purposes. As a result, the historical financial statements of the combined company presented in this Annual Report are the historical financial statements of The Bank of New York. Mellon's results of operations were included with The Bank of New York's results beginning July 1, 2007.

At June 30, 2007, Mellon had total assets of $43 billion, total common shares outstanding of 418,330,448 and had 17,400 employees. Mellon's total revenue and net income from continuing operations for the first six months of 2007 were $2,902 million and $524 million, respectively.

The merger with Mellon added approximately $33 billion of interest-earning assets, including $18 billion of securities, $7 billion of loans and $6 billion of other money market investments. The merger also provided the following funding sources: $21 billion of interest-bearing deposits, $8 billion of noninterest-bearing deposits, $4 billion of long term debt and $1 billion of federal funds purchased. Goodwill and intangibles related to the merger with Mellon were approximately $16 billion.

Purchase price and goodwill—Mellon

The purchase price has been allocated to the assets acquired and liabilities assumed using their fair values at the merger date. The computation of the purchase price and the allocation of the purchase price to the net assets of Mellon, based on their respective fair values at July 1, 2007, and the resulting amount of goodwill are presented in the following table. Changes to the carrying amount of goodwill and intangible assets, since the merger date, reflect additional information obtained about the fair value of the assets acquired and liabilities assumed.

(dollar amounts in millions, except per share amounts) [(a)]	July 1, 2007	
Purchase price of Mellon Financial:		
Mellon Financial net common shares outstanding	418,330,448	
Exchange ratio	1.00	
The Bank of New York Mellon shares	418,330,448	
Average price per share	$ 39.86	
Purchase price of Mellon Financial shares		$16,675
Estimated fair value of outstanding Mellon Financial stock options		302
Total purchase price		$16,977
Net Mellon Financial assets acquired:		
Mellon Financial shareholders' equity		$ 5,194
Mellon Financial goodwill and intangibles		(2,925)
Unrecognized compensation on unvested stock options and restricted stock		126
Estimated adjustments to reflect assets at fair value:		
Loans and leases, net		(199)
Premises and equipment		15
Identified intangibles		5,010
Other assets		532
Estimated adjustments to reflect liabilities at fair value:		
Deposits		(4)
Long-term debt		(18)
Other liabilities		(95)
Deferred taxes		
Related to new intangibles carrying value	(1,728)	
Related to stock options	(40)	
Related to all other adjustments	214	
Total deferred tax adjustments		(1,554)
Estimated exit and transactions costs		(169)
Total net assets acquired and adjustment to fair value		5,913
Goodwill		$11,064

(a) *Certain amounts have been revised subsequent to July 1, 2007.*

Components of the fair value of acquired, identifiable intangible assets related to the acquisition of Mellon as of July 1, 2007 are as follows:

(in millions)	Fair value[a]	Estimated lives or contract terms
Amortizing intangibles:		
Asset and Wealth Management customer relationships	$1,815	14 years
Customer contracts in Institutional services	711	24 years
Core deposits	106	5 years
Non-compete agreements	21	6 years
Indefinite-lived intangibles:		
Mutual funds advisory contracts	1,357	N/A
Trade names	1,000	N/A
Total	$5,010	

(a) *Certain amounts have been revised subsequent to July 1, 2007.*

The following condensed statement of net assets acquired reflects the fair value of Mellon's net assets as of July 1, 2007.

Mellon's net assets *(in millions)*	July 1, 2007
Assets	
Cash and cash equivalents	$ 7,928
Securities	18,397
Trading assets	1,305
Loans, net of allowance	6,840
Goodwill and other intangible assets	16,074
All other assets	6,249
Total assets	$56,793
Liabilities	
Deposits	$28,990
Short-term borrowings	1,943
All other liabilities	4,566
Long-term debt	4,317
Total liabilities	$39,816
Net assets acquired	$16,977

Other 2007 acquisitions

In addition to the previously discussed merger with Mellon, we acquired three businesses for a total cost of $635 million.

Goodwill and the tax-deductible portion of goodwill related to other 2007 acquisitions was $418 million and $7 million, respectively. We frequently structure our acquisitions with both an initial payment and a later contingent payment tied to post-closing revenue or income growth, and we record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable.

At Dec. 31, 2007, we are potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures, could range from approximately $343 million to $483 million over the next four years. None of the potential contingent additional consideration was recorded as goodwill at Dec. 31, 2007. Cash paid or accrued for contingent payments was $56 million in 2007.

In December 2007, we completed the acquisition of ABN AMRO Mellon Global Securities Services B.V. (ABN AMRO Mellon). ABN AMRO Mellon, the 50-50 joint venture company, established by Mellon Bank N.A. and ABN AMRO in 2003 to provide global custody and related services to institutions outside North America, will now be known as BNY Mellon Asset Servicing B.V. and become a part of the asset servicing segment. The acquisition of BNY Mellon Asset Servicing B.V. added $1.0 billion of loans, $3.5 billion of money market assets and $4.5 billion of deposits. The impact of the acquisition on earnings per share is not expected to be material.

In January 2007, certain clearing and custody relationships rights were acquired by our Pershing subsidiary. The transaction involved 46 organizations, comprised of 30 registered investment advisor firms and 16 introducing broker-dealer firms.

In March 2007, we sold our 49% stake in joint venture BNY Mortgage Co. to EverBank Financial Corp. The transaction is consistent with our strategic moves to focus on asset management and securities servicing.

In June 2007, we sold our 30% equity investment in RBS International Securities Services (Holdings) Limited to BNP Paribas Securities Services.

In December 2007, we acquired the remaining 50% joint venture interest in PI Asset Management, an asset management firm that manages funds of hedge funds aimed at Japanese institutional investors.

In November 2007, we agreed to acquire ARX Capital Management, a leading independent asset management business headquartered in Rio de Janeiro, Brazil. ARX Capital Management specializes in Brazilian multi-strategy, long/short and long only investment strategies and has more than $2.8 billion in assets under management. In January 2008, we completed the acquisition of ARX Capital Management. The transaction is a key development in our global growth and will enable us to offer clients access to expanding investment opportunities and expertise in the Brazilian marketplace.

2006 Acquisitions

During 2006, five businesses were acquired for a total cost of $2.557 billion. Goodwill and the tax-deductible portion of goodwill related to 2006 acquisitions was $1.782 billion and $1.641 billion, respectively. See below for a discussion of the business acquired in 2006.

Purchase of Acquired Corporate Trust Business and sale of Retail Business

On October 1, 2006, we sold our Retail Business to JPMorgan Chase for the net asset value plus a premium of $2.3 billion. JPMorgan Chase sold its corporate trust business to us for the net asset value plus a premium of $2.15 billion. The difference between premiums resulted in us receiving a net cash payment of $150 million. We may also receive a contingent payment of up to $50 million, tied to customer retention. We recorded an after-tax gain of $1.217 billion, revised (see Note 2 of Notes to Consolidated Financial Statements) on the sale of the Retail Business. For further details, see Note 5 of Notes to Consolidated Financial Statements.

On October 2, 2006, we completed the transaction resulting in the formation of BNY ConvergEx Group. BNY ConvergEx Group brought together BNY Securities Group's trade execution, commission management, independent research and transition management business with Eze Castle Software, a leading provider of trade order management and related investment technologies.

BNY Mellon, as successor to The Bank of New York, and GTCR Golder Rauner, LLC each hold a 35.4% stake in BNY ConvergEx Group, with the balance held by Eze Castle Software's investors and BNY ConvergEx Group's management team.

In addition, our B-Trade and G-Trade businesses became part of the BNY ConvergEx Group on Feb. 1, 2008.

Other 2006 acquisitions/divestures

- In Jan. 2006, we acquired Alcentra Group Limited, an international asset management group.
- In March 2006, we acquired Urdang Capital Management, Inc., a real estate investment firm.
- In June 2006, we acquired the bond administration business of TD Banknorth, N.A.
- In December 2006, we sold our transfer agency software business, Rufus, to Bravura Solutions Limited.
- In December 2006, we acquired the remaining 50% stake in AIB/BNY Securities Services (Ireland) Ltd.

Pro forma condensed combined financial information

On a pro forma basis, if the merger with Mellon and the acquisition of the Acquired Corporate Trust Business had occurred on Jan. 1, 2006, the transactions would have had the following impact:

(dollar amounts in millions, except per share amounts)	2007 Reported	2007 Pro forma	2006 Reported	2006 Pro forma
Revenue	$11,331	$14,216	$6,838	$12,732
Income from continuing operations	2,227	3,000	1,476	2,497
Net income	2,039	2,815	2,847	2,463
Diluted earnings per share:				
Income from continuing operations	$ 2.38	$ 2.63	$ 2.04	$ 2.20
Net income	2.18	2.46	3.94	2.17

The pro forma results are based on adding the pre-tax historical results of Mellon and the Acquired Corporate Trust Business to our results and primarily adjusting for amortization of intangibles created in the transaction and taxes. The pro forma data does not include adjustments to reflect our operating costs or expected differences in the way funds generated by the Acquired Corporate Trust Business are invested. The pro forma data is intended for informational purposes and is not indicative of the future results of operations.

5. Discontinued operations

On Oct. 1, 2006, we acquired JPMorgan Chase's corporate trust business and JPMorgan Chase acquired our Retail Business. We adopted discontinued operations accounting for our Retail Business. The results from continuing operations exclude the results of our Retail Business and include the operations of the Acquired Corporate Trust Business only after Oct. 1, 2006.

In accordance with the generally accepted accounting principles (GAAP), results for all the Retail Business are reported separately as discontinued operations for all periods presented. The assets and liabilities of the businesses sold are included in assets of discontinued operations and liabilities of discontinued operations on the consolidated balance sheet. Net interest revenue has been computed by allocating investment securities and federal funds sold and related interest income to discontinued operations to match the amount and duration of the assets sold with the amount and duration of the liabilities sold. In addition, certain residual activity from businesses that Mellon had reported as discontinued operations prior to the merger are also included as discontinued operations after July 2007.

Assets and liabilities of discontinued operations as of Dec. 31, 2007 and Dec. 31, 2006 were not significant.

Summarized financial information for discontinued operations is as follows:

Discontinued operations [a]		Legacy The Bank of New York only	
(in millions)	2007	2006	2005
Fee and other revenue	$ 16	$2,372 [b]	$258
Net interest revenue	-	457	569
Total revenue	$ 16	$2,829	$827
Income (loss) from discontinued operations	$(16)	$2,426	$389
Income taxes (benefits)	(8)	1,055 [c]	161
Income (loss) from discontinued operations, net of taxes	$ (8)	$1,371 [c]	$228

(a) Results for 2007 include six months of the combined Company's results and six months of legacy The Bank of New York only. All other periods reflect legacy The Bank of New York only.

(b) Including the $2.159 billion pre-tax gain on the sale of the Retail Business.

(c) Revised, See Note 2 of Notes to Consolidated Financial Statements.

6. Goodwill and Intangibles

Goodwill

The level of goodwill increased in 2007 due to the merger with Mellon, the acquisition of the remaining 50% interest in ABN AMRO Mellon, other smaller acquisitions as well as additional consideration paid for prior acquisitions, and the effect of foreign exchange rates on non-U.S. dollar denominated goodwill. The following table shows the changes to goodwill, by business sector for 2007:

Goodwill *(in millions)*	Asset and Wealth Management	Institutional Services	Total
Balance at Dec. 31, 2006 (Revised See Note 2) [a]	$ 605	$4,403	$ 5,008
Mellon	8,815	2,278	11,093
Other acquisitions	7	411	418
Foreign exchange translation	(39)	7	(32)
Other [b]	28	(184)	(156)
Balance at Dec. 31, 2007	**$9,416**	**$6,915**	**$16,331**

(a) Legacy The Bank of New York only. Revised, see Note 2 of Notes to Consolidated Financial Statements.

(b) Other changes in goodwill include purchase price adjustments and certain other reclassifications.

The table below provides a further breakdown of goodwill by business segment. Goodwill impairment testing is performed annually at the business segment level. No impairment losses were recorded in 2007 and 2006.

Goodwill by segment (in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing & Execution Services	Treasury Services	Total
Balance at Dec. 31, 2006 [(a)]	$ 571	$ 34	$ 912	$2,328	$1,132	$31	$ 5,008
Mellon	6,513	2,302	2,027	190	-	61	11,093
Other acquisitions	7	-	411	-	-	-	418
Foreign exchange translation	(39)	-	5	-	2	-	(32)
Other [(b)]	2	26	(64)	(105)	(15)	-	(156)
Balance at Dec. 31, 2007	**$7,054**	**$2,362**	**$3,291**	**$2,413**	**$1,119**	**$92**	**$16,331**

(a) Legacy The Bank of New York only. Revised, see Note 2 of Notes to Consolidated Financial Statements.
(b) Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired. The increase in intangible assets in 2007 compared with 2006 resulted from the merger with Mellon. No impairment losses were recorded on intangible assets in 2007 or 2006.

Intangible assets	Dec. 31, 2007					Dec. 31, 2006 [(a)]		
(in millions)	Gross carrying amount [(a)]	Acquisitions [(b)]	Accumulated amortization	Net carrying amount	Remaining weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:								
Customer contracts- Institutional services	$1,301	$ 738	$(263)	$1,776	16 yrs.	$1,138	$(136)	$1,002
Customer relationships-Asset and Wealth Management	93	1,840	(175)	1,758	13 yrs.	93	(12)	81
Deposit premiums	-	106	(24)	82	4 yrs.	-	-	-
Other	17	47	(2)	62	7 yrs.	17	(17)	-
Total subject to amortization	$1,411	$2,731	$(464)	$3,678	14 yrs.	$1,248	$(165)	$1,083
Not subject to amortization [(c)]								
Trade name	$ 370	$ 999	N/A	$1,369	N/A	$ 370	N/A	$ 370
Mutual fund advisory contracts	-	1,355	N/A	1,355	N/A	-	N/A	-
Total not subject to amortization	$ 370	$2,354	N/A	$2,724	N/A	$ 370	N/A	$ 370
Total intangible assets	$1,781	$5,085	$(464)	$6,402	N/A	$1,618	$(165)	$1,453

(a) Legacy The Bank of New York only.
(b) See Note 4 of Notes to Consolidated Financial Statement for the impact of the Mellon merger.
(c) Intangible assets not subject to amortization have an indefinite life.

Intangible assets – net carrying amount by segment (in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing & Execution Services	Treasury Services	Total
Legacy The Bank of New York	$ 68	$ 1	$ 23	$719	$710	$ -	$1,521
Mellon	3,296	642	434	200	-	261	4,833
Other acquisitions	-	-	48	-	-	-	48
Net carrying amount at Dec. 31, 2007	**$3,364**	**$643**	**$505**	**$919**	**$710**	**$261**	**$6,402**

Intangible amortization expense was $319 million, $76 million and $40 million for 2007, 2006 and 2005. The increase compared with both prior periods resulted from the merger with Mellon. The impact of intangible amortization expense and purchase accounting adjustments, in 2007, related to the merger with Mellon was $123 million pre-tax or $81 million after-tax.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense *(in millions)*
2008	$469
2009	422
2010	381
2011	350
2012	320

7. Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years. At Dec. 31, 2007, securities issued by U.S. Government sponsored enterprises exceed 10% of shareholders' equity. At Dec. 31, 2007, there were no other issuers that exceeded 10% of shareholders' equity.

Securities					Legacy The Bank of New York only			
	Dec. 31, 2007				Dec. 31, 2006			
		Gross unrealized				Gross unrealized		
(in millions)	Amortized cost	Gains	Losses	Fair value	Amortized cost	Gains	Losses	Fair value
Available-for-sale:								
U.S. Government obligations	$ 436	$ 2	$ -	$ 438	$ 86	$ -	$ -	$ 86
U.S. Government agency obligations	777	1	-	778	554	-	-	554
Obligations of states and political subdivisions	474	4	-	478	85	3	-	88
Mortgage-backed securities	41,254	153	605	40,802	16,315	60	66	16,309
Asset-backed securities	2,328	24	131	2,221	468	3	7	464
Equity securities	505	11	7	509	1,073	5	-	1,078
Other debt securities	1,345	2	55	1,292	796	2	-	798
Total securities available for sale	47,119	197	798	46,518	19,377	73	73	19,377
Held-to-maturity:								
U.S. Government obligations	-	-	-	-	-	-	-	-
U.S. Government agency obligations	-	-	-	-	120	-	1	119
Obligations of states and political subdivisions	241	2	-	243	-	-	-	-
Mortgage-backed securities	1,921	13	24	1,910	1,492	1	17	1,476
Asset-backed securities	-	-	-	-	-	-	-	-
Emerging markets	-	-	-	-	117	-	2	115
Other debt securities	16	-	-	16	-	-	-	-
Other equity securities	2	-	-	2	-	-	-	-
Total securities held-to-maturity	2,180	15	24	2,171	1,729	1	20	1,710
Total securities	$49,299	$212	$822	$48,689	$21,106	$74	$93	$21,087

At Dec. 31, 2007, the majority of unrealized losses are attributable to changes in interest rates on investment grade securities. The portion of unrealized losses that are not attributable to interest rates are attributable to prevailing market spreads and are expected to be recovered. We have the ability and intent to hold these securities until their value recovers. We believe that all of our unrealized losses are temporary in nature.

Temporarily impaired securities

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for greater than twelve months.

Temporarily impaired securities	Less than 12 months		12 months or more		Total	
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Dec. 31, 2007:						
Mortgage-backed securities	$17,591	$416	$10,673	$213	$28,264	$629
Asset-backed securities	144	37	454	94	598	131
Other debt securities	396	55	-	-	396	55
Equity securities	19	6	19	1	38	7
Total temporarily impaired securities	$18,150	$514	$11,146	$308	$29,296	$822
Dec. 31, 2006:						
U.S. Government agency obligations	$ -	$ -	$ 119	$ 1	$ 119	$ 1
Mortgage-backed securities	5,429	21	4,003	62	9,432	83
Asset-backed securities	224	7	-	-	224	7
Emerging markets	110	2	-	-	110	2
Total temporarily impaired securities	$ 5,763	$ 30	$ 4,122	$ 63	$ 9,885	$ 93

The amortized cost and fair values of securities at Dec. 31, 2007, by contractual maturity, are as follows:

Securities by contractual maturity at Dec. 31, 2007	Available for sale		Held to maturity	
(in millions)	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	**$ 1,266**	**$ 1,244**	**$ -**	**$ -**
Due after one year through five years	**395**	**393**	**19**	**19**
Due after five years through ten years	**217**	**220**	**15**	**15**
Due after ten years	**1,154**	**1,129**	**222**	**224**
Mortgage-backed securites	**41,254**	**40,802**	**1,922**	**1,911**
Asset-backed securities	**2,328**	**2,221**	**-**	**-**
Equity securities	**505**	**509**	**2**	**2**
Total securities	**$47,119**	**$46,518**	**$2,180**	**$2,171**

Realized gross gains on the sale of securities available-for-sale were $29 million in 2007 and $81 million in 2006. There were $230 million of realized gross losses in 2007 and $79 million of realized gross losses in 2006. In 2007, we recorded a $200 million (pre-tax) loss for other than temporary impairment, on $379 million of CDOs that contained subprime exposure.

At Dec. 31, 2007, assets amounting to $34.2 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $29.9 billion were securities and $4.3 billion were loans. Included in these pledged assets was securities available-for-sale of $750 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2007, the market value of the securities received that can be sold or repledged was $29.5 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2007, the market value of collateral repledged and sold was $311 million.

8. Loans

For details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2007 and 2006, see the "Loans by product" table on page 42, which is incorporated by reference into these Notes to Consolidated Financial Statements.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $35 million, $211 million, and $244 million at Dec. 31, 2007, 2006, and 2005, respectively. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

The composition of our loan portfolio is shown in the following table:

Composition of loan portfolio	Dec. 31	
(in millions)	**2007**	2006 [(a)]
Commercial	**$ 7,466**	$ 5,925
Real estate	**6,220**	4,521
Wealth loans	**4,196**	266
Lease financings	**4,967**	5,498
Banks and other financial institutions	**12,677**	7,844
Loans for purchasing or carrying securities	**6,208**	7,114
Margin loans	**5,210**	5,167
Government and official institutions	**312**	9
Other	**3,675**	1,449
Less: Allowance for loan losses	**(327)**	(287)
Total loans	**$50,604**	$37,506

(a) Legacy The Bank of New York only.

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses *(in millions)*	Allowance for loan losses	Allowance for lending-related commitments	Allowance for credit losses
Balance at Dec. 31, 2004 [(a)]	$ 491	$136	$ 627
Charge-offs	(154)	-	(154)
Recoveries	4	-	4
Net charge-offs	(150)	-	(150)
Provision	(15)	8	(7)
Balance at Dec. 31, 2005 [(a)]	$ 326	$144	$ 470
Charge-offs	(29)	-	(29)
Recoveries	16	-	16
Net charge-offs	(13)	-	(13)
Provision	(26)	6	(20)
Balance at Dec. 31, 2006 [(a)]	$ 287	$150	$ 437
Additions resulting from merger with Mellon	**43**	**87**	**130**
Charge-offs [(b)]	**(72)**	**(6)**	**(78)**
Recoveries [(b)]	**15**	**-**	**15**
Net charge-offs	**(57)**	**(6)**	**(63)**
Provision [(b)]	**54**	**(64)**	**(10)**
Balance at Dec. 31, 2007	**$ 327**	**$167**	**$ 494**

(a) Legacy The Bank of New York only.

(b) Includes six months of the combined Company's results and six months of legacy The Bank of New York only.

The table below sets forth information about our nonperforming assets and impaired loans.

Nonperforming assets		Legacy The Bank of New York only	
	Dec. 31,		
(in millions)	**2007**	2006	2005
Loans:			
Commercial	**$ 79**	$26	$ 12
Residential real estate	**20**	2	1
Total domestic	**99**	28	13
Foreign	**87**	9	13
Total nonperforming loans	**186**	37	26
Other assets owned	**4**	1	13
Total nonperforming assets	**$190**	$38	$ 39
Impaired loans with an allowance	**$141**	$ 8	$ 17
Impaired loans without an allowance [(a)]	**17**	19	-
Total impaired loans	**$158**	$27	$ 17
Allowance for impaired loans [(b)]	**$ 34**	$ 1	$ 5
Average balance of impaired loans during the year	**27**	41	101
Interest income recognized on impaired loans during the year	**-**	2	3

(a) When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(b) The allowance for impaired loans is included in the allowance for loan losses.

Past due loans at year-end		Legacy The Bank of New York only	
(in millions)	**2007**	2006	2005
Domestic:			
Consumer	**$ -**	$ 9	$2
Commercial	**343**	7	7
Total domestic	**343**	16	9
Foreign Banks	**-**	-	-
Total past due loans	**$343**	16	$9

Lost interest		Legacy The Bank of New York only	
(in millions)	**2007**	2006	2005
Amount by which interest income recognized on nonperforming loans exceeded reversals:			
Total	**$1**	$1	$-
Foreign	**-**	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:			
Total	**6**	1	1
Foreign	**2**	-	-

At Dec. 31, 2007, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

We use the discounted cash flow method as the primary method for valuing impaired loans.

9. Other assets

Other assets	Dec. 31,	
(in millions)	**2007**	2006 [(a)]
Accounts and interest receivable	**$ 4,889**	$3,443
Corporate/bank owned life insurance	**3,599**	1,721
Equity in joint ventures and other investments	**2,400** [(b)]	857
Prepaid pension assets	**1,657**	635
Fails to deliver	**1,650**	1,523
Software	**519**	388
Margin deposits	**511**	324
Prepaid expenses	**329**	223
Due from customers on acceptances	**81**	213
Other	**1,041**	646
Total other assets	**$16,676**	$9,973

(a) Legacy The Bank of New York only.
(b) Includes Federal Reserve Bank stock of $366 million, at cost.

10. Deposits

The aggregate amount of time deposits in denominations of $100,000 or greater was approximately $43.4 billion at Dec. 31, 2007 and $31.8 billion at Dec. 31, 2006. At Dec. 31, 2007, the scheduled maturities of all time deposits for the years 2008 through 2012 and 2013 and thereafter are as follows: $41.944 billion; $828 million; $402 million; $15 million; $0.1 million; and $175 million, respectively.

11. Other fee and other revenue and noninterest expense

In 2007, other fee and other revenues included $58 million of expense reimbursement from joint ventures, $41 million of net economic value payments related to the Acquired Corporate Trust Business, and a $28 million settlement received for early termination of a contract with a clearing business. In 2006, other fee and other revenue included a pre-tax gain of $35 million related to the conversion of our New York Stock Exchange seats into cash and shares of NYSE Group, Inc. common stock, some of which were sold. In 2005, other fee and other revenue included a $17 million gain on the sale of our interest in Financial Models Companies, Inc. In 2007, other noninterest expense included personnel related, postage, forms and supplies and joint venture pass-through expenses of $211 million, as well as a $32 million write-off of the remaining interest in a hedge fund manager and a $17 million loss related to SIV securities purchased from a commingled NAV fund. The commingled NAV fund is managed to the specifications of a money market fund. In 2006, other noninterest expense included a $22 million transition services expense related to the Acquired Corporate Trust Business.

Other fee and other revenue includes equity in earnings of unconsolidated subsidiaries of $56 million, $47 million and $39 million in 2007, 2006 and 2005.

12. Net interest revenue

Net interest revenue		Legacy The Bank of New York only	
	Year ended Dec. 31,		
(in millions)	**2007**	2006	2005
Interest revenue			
Non-margin loans	**$1,884**	$1,449	$1,045
Margin loans	**332**	330	267
Securities:			
Taxable	**1,887**	1,101	823
Exempt from federal income taxes	**18**	29	38
Total securities	**1,905**	1,130	861
Deposits in banks	**1,242**	538	274
Federal funds sold and securities purchased under resale agreements	**290**	130	70
Trading assets	**98**	163	152
Total interest revenue	**5,751**	3,740	2,669
Interest expense			
Deposits in domestic offices	**577**	387	237
Deposits in foreign offices	**1,812**	1,047	602
Federal funds purchased and securities sold under repurchase agreements	**125**	104	35
Other borrowed funds	**91**	100	58
Customer payables	**177**	167	128
Long-term debt	**669**	436	269
Total interest expense	**3,451**	2,241	1,329
Net interest revenue	**$2,300**	$1,499	$1,340

13. Income taxes

Provision for income taxes from continuing operations		Legacy The Bank of New York only	
	Year ended Dec. 31,		
(in millions)	**2007**	2006	2005
Current taxes:			
Federal	**$ 801**	$ (30)	$437
Foreign	**237**	232	198
State and local	**108**	94	55
Total current tax expense	**1,146**	296	690
Deferred taxes:			
Federal	**(99)**	425	(96)
Foreign	**(9)**	-	-
State and local	**(40)**	(27)	41
Total deferred tax expense (benefit)	**(148)**	398	(55)
Provision for income taxes	**$ 998**	$694	$635

The components of income before taxes are as follows:

Components of income before taxes		Legacy The Bank of New York only	
(in millions)	**2007**	2006	2005
Domestic	**$2,154**	$1,582	$1,712
Foreign	**1,071**	588	266
Income before taxes	**$3,225**	$2,170	$1,978

The components of our net deferred tax liability (included in accrued taxes and other expenses) at Dec. 31 are as follows:

Net deferred tax liability		Legacy The Bank of New York only	
(in millions)	**2007**	2006	2005
Lease financings	**$3,010**	$3,298	$3,202
Depreciation and amortization	**2,645**	757	549
Pension obligations	**609**	237	373
Securities valuation	**(193)**	92	31
Credit losses on loans	**(221)**	(201)	(251)
Tax credit carryovers	**(404)**	(286)	(390)
Net operating loss carryover	**(485)**	(323)	(285)
Reserves not deducted for tax	**(905)**	(175)	(118)
Other assets	**(478)**	(175)	(190)
Other liabilities	**438**	248	187
Net deferred tax liability	**$4,016**	$3,472	$3,108

We recorded foreign tax credit carryovers of $346 million, a portion of which will begin to expire in 2012, and general business credit carryovers of $58 million which begin to expire in 2023. We have federal net operating loss carryovers of $1.386 billion (for which we have recorded a $485 million tax benefit) related to a separate filing of a group of certain leasing subsidiaries which begin to expire in 2023. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2007, we had approximately $959 million of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no provision has been recorded for income tax that would occur if repatriated. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate		Legacy The Bank of New York only	
	2007	2006	2005
Federal rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.3**	2.0	2.7
Credit for synthetic fuel investments	**(0.7)**	(1.8)	(2.5)
Credit for low-income housing investments	**(1.0)**	(1.7)	(1.8)
Tax-exempt income	**(1.6)**	(1.4)	(1.5)
Foreign operations	**(3.2)**	(0.7)	(0.4)
Other – net	**1.2**	0.6	0.6
Effective rate	**31.0%**	32.0%	32.1%

FIN 48 Unrecognized tax positions *(in millions)*	**2007**
Gross balance at Jan. 1, 2007	**$842**
Unrecognized tax benefits acquired July 1, 2007	**44**
Prior period tax positions	
Increases	**91**
Decreases	**(5)**
Current period tax positions	**5**
Settlements	**-**
Statute expiration	**-**
Gross balance at Dec. 31, 2007	**$977**
Amount affecting effective tax rate if recognized	**$170**

We adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," on Jan. 1, 2007. As a result of the adoption of FIN 48, we recognized a $27 million increase in our liability for uncertain tax benefits ("Tax Reserves"), which reduced the Jan. 1, 2007 retained earnings balance. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the statement of financial position as of Dec. 31, 2007 is accrued interest, where applicable, of $233 million. The additional tax expense related to interest for 2007 is $77 million.

BNY Mellon's federal consolidated income tax returns are closed to examination through 1995. Although the IRS has completed its examination for 1996 and 1997, at this time, a formal revenue agent's report has not been received. We believe it is unlikely that there will be any changes to those years that would affect the Tax Reserves. The IRS is currently examining our consolidated income tax returns for tax years 1998 through 2002. Our New York State and New York City return examinations have been completed through 1993. New York State and New York City are currently examining our tax returns for the years 1994 through 1996. Our United Kingdom income tax returns are closed through 1998. Although the UK tax authorities have completed their examination for the period from 1999 through 2004, at this time, a formal report has not been received. We believe it is unlikely that there will be any changes to those years that would materially affect the Tax Reserves.

We have Tax Reserves related to transactions occurring in the years 1998 through 2002 that are currently under examination by the IRS. We believe that over the next 12 months, it is reasonably possible that the unrecognized tax benefits associated with the IRS examination of our LILO transactions will be settled. (See discussion of FSP FAS 13-2 in Note 3 of Notes to Consolidated Financial Statements.) We do not expect that the resolution of this and other issues over the next 12 months will have a material impact on our financial statements.

14. Extraordinary (loss) – Consolidation of Three Rivers Funding Corporation ("TRFC")

Mellon Bank, N.A. has a referral relationship with and provides administrative services to TRFC. On Dec. 31, 2007, we called the first loss notes of TRFC, making us the primary beneficiary and triggering the consolidation of TRFC. The consolidation resulted in the recognition of an extraordinary (loss) (non-cash accounting charge) of $180 million, net of a tax benefit of $122 million. The extraordinary (loss) represents the mark to market discount from par at Dec. 31, 2007, associated with spread widening for the assets in TRFC. The diluted earnings per share impact of the extraordinary (loss) was $0.19 per share.

In addition to the extraordinary (loss), the size of the Dec. 31, 2007 balance sheet increased by the full amount of third party commercial paper funding previously issued by TRFC of approximately $4.0 billion. At Dec. 31, 2007, we held $136 million of TRFC's commercial paper, which was eliminated upon consolidation.

15. Long-term debt

Long-term debt	At Dec. 31, 2007			Dec. 31, 2006	
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt					
Fixed rate	**3.25-6.38%**	**2008-2019**	**$ 4,452**	3.63-5.20%	$2,106
Floating rate	**4.83-5.59%**	**2008-2038**	**4,305**	5.17-5.41%	1,781
Subordinated debt [(a)]	**3.27-7.40%**	**2008-2033**	**6,050**	3.27-7.40%	3,701
Junior subordinated debentures [(a)]	**5.95-7.97%**	**2008-2043**	**2,066**	5.95-7.97%	1,185
Total			**$16,873**		$8,773

(a) Fixed rate.

The aggregate amounts of notes and debentures that mature during the five years 2008 through 2012 for BNY Mellon are as follows: $3.300 billion, $1.225 billion, $950 million, $1.394 billion and $2.850 billion. At Dec. 31, 2007, subordinated debt aggregating $1.432 billion was redeemable at our option as follows: $626 million in 2008; $237 million in 2009; and $569 million after 2009. We have $400 million of subordinated debt that is fixed at 3.40% until 2008 when it becomes variable. We intend to call this debt in the first quarter of 2008.

Junior subordinated debentures

Wholly owned subsidiaries of BNY Mellon (the "Trusts") have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities"). The sole assets of each trust, with the exception of Mellon Capital IV, are our junior subordinated deferrable interest debentures whose maturities and interest rates match the Trust Preferred Securities. The assets for Mellon Capital IV are currently (i) our remarketable 6.044% junior subordinated notes due 2043, and (ii) interests in stock purchase contracts between Mellon Capital IV and us. On the "stock purchase date", as defined in the prospectus supplement for the Trust Preferred Securities of Mellon Capital IV, the sole assets of the trust will be shares of a series of our non-cumulative perpetual preferred stock.

Our obligations under the agreements that relate to the Trust Preferred Securities, the Trusts and the notes and debentures constitute a full and unconditional guarantee by us of the Trusts' obligations under the Preferred Trust Securities.

The following table sets forth a summary of the Trust Preferred Securities issued by the Trusts as of Dec. 31, 2007:

Trust Preferred Securities at Dec. 31, 2007 *(dollar amounts in millions)*	Amount	Interest Rate	Assets of Trust [(a)]	Due Date	Call Date	Call Price
BNY Institutional Capital Trust A	$ 300	7.78%	$ 309	2026	2006	103.89% [(b)]
BNY Capital I [(c)]	300	7.97	309	2026	2006	103.99 [(b)]
BNY Capital IV	200	6.88	206	2028	2004	Par
BNY Capital V	350	5.95	361	2033	2008	Par
MEL Capital III [(d)(e)]	397	6.37	380	2036	2016	Par
MEL Capital IV [(e)]	500	6.24	501	-	2012	Par
Total	$2,047		$2,066			

(a) *Junior subordinated debentures and interests in stock purchase contracts for Mellon Capital IV.*
(b) *Call price decreases ratably to par in the year 2016.*
(c) *The BNY Capital I Preferred and Common Trust Securities were redeemed on Feb. 1, 2008.*
(d) *Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.98 to £1, the rate of exchange on Dec. 31, 2007.*
(e) *Includes purchase accounting adjustments.*

We have the option to shorten the maturity of BNY Capital IV to 2013 or extend the maturity to 2047. The BNY Capital Preferred Trust Securities have been converted to floating rate via interest rate swaps.

16. Securitizations

We provide services to two QSPEs as of Dec. 31, 2007.

Money fund securitization

In 2000, we purchased BNY Hamilton Money Fund shares with a market value of $400 million. We then sold the right to receive the principal value of the shares in 2021 in a securitization transaction and retained the rights to receive on-going dividends from the shares. We did not recognize a gain on the sale. The purpose of this securitization is to achieve a favorable after-tax risk-adjusted investment return. We sponsor the BNY Hamilton Money Fund and receive an administrative fee for servicing the fund. We hedged a portion of the interest rate risk of the transaction by entering into a $200 million interest rate swap with a third party. The retained interest is recorded in available-for-sale securities in the consolidated balance sheet.

Municipal bond securitizations

We sponsor approximately $170 million of municipal bond securitizations for which no gain was recognized. These securitizations are comprised of $119 million which are Aaa insured, quarterly variable rate bonds with borrowers rated no lower than A3 on Moody's municipal bond scale and $51 million which are one year general obligation, unlimited tax notes issued by a borrower having a Moody's municipal bond rating of Baa2. All transactions were done at par value. These transactions generate approximately $1 million of annual pre-tax equivalent revenue. The program's purpose is to achieve a favorable after-tax risk-adjusted investment return.

Asset-backed commercial paper conduit

Since 2000, we have sold and distributed securities for Old Slip Funding, LLC ("OSF"), an asset-backed commercial paper securitization program. We service the program and receive a market-based fee of approximately five basis points that is adequate to compensate us for our servicing responsibilities. As a result, there is no servicing asset or liability.

In 2007, we restructured the program with a third party holding the first loss position, which is designed to absorb the majority of any expected losses. The first loss note holder commitment is $5 million. The Bank of New York provides additional liquidity and credit enhancement to OSF's commercial paper securitization program through total rate of return swaps and a subordinated loan. The swaps are constructed to mature as the commercial paper matures. To the extent there is a liquidity issue impacting the paying ability of the underlying assets or if the underlying assets undergo a credit default, the swaps are designed to ensure the timely payments to the beneficial interest holders. At Dec. 31, 2007, the authorized size of the program was $5 billion. Effective Feb. 15, 2008, the authorized program size was lowered to $150 million. OSF is funded by commercial paper (98%) and a subordinated funding loan (2%). Other than an increased cost of funding, OSF experienced no funding difficulties and did not require liquidity support in 2007. There were no material writedowns of assets held by OSF in 2007. At Dec. 31, 2007, OSF held a $135 million book-value asset portfolio consisting of mortgage-backed securities, 93% of which were rated AAA and 7% were rated A. At Dec. 31, 2007, a FIN 46R analysis was performed on OSF and it was not subject to consolidation by BNY Mellon. Consolidation of OSF would be immaterial to the assets of BNY Mellon.

Impact of programs

The impact of these securitizations on our fully diluted earnings per share is less than 1 cent. Furthermore, if these transactions were consolidated on the balance sheet, there would have been virtually no impact on our liquidity, and the Tier I and Total Capital ratios at Dec. 31, 2007 would have been four and five basis points lower, respectively.

17. Shareholders' equity

Effective July 1, 2007, BNY Mellon had 3.5 billion authorized shares of common stock with a par value of $.01 per share and 100 million authorized shares of preferred stock with a par value of $.01 per share. At Dec. 31, 2007, there were 1,145,983,281 outstanding shares of common stock and no outstanding shares of preferred stock.

Prior to the merger with Mellon, we had 5 million authorized shares of Class A convertible preferred stock having a par value of $2.00 per share. At Dec. 31, 2006, 3,000 shares were outstanding. On Jan. 22, 2007, we redeemed 300 shares of Class A convertible preferred stock at a per share redemption price of $25 plus accrued dividends of $11.03. The remaining 2,700 shares were converted into The Bank of New York common stock with shareholders receiving 7.39644 shares (unadjusted) of The Bank of New York common stock for each share of Class A convertible preferred stock.

In addition to the Class A preferred stock, we had 5 million authorized shares of preferred stock having no par value, with no shares outstanding at Dec. 31, 2006.

In October 2006, we repurchased 10 million shares of common stock at an initial price of $35.33 from a broker-dealer counterparty who borrowed the shares as part of an accelerated share repurchase program. The initial price was subject to a purchase price adjustment based on the price the counterparty actually paid for the shares. The program matured in October 2007. In November 2007, we issued 818,164 shares of common stock to settle the purchase price adjustment.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. This authorization is in addition to the authority to repurchase up to 6.5 million shares previously approved by the Executive Committee of the Board, of which 5.1 million shares remain at Dec. 31, 2007. We repurchased 1.5 million shares of our common stock in the second half of 2007 as part of a publicly announced plan. Total share repurchases in the second half of 2007 totaled 1.7 million shares.

18. Comprehensive results

Accumulated unrealized gain (loss), net of tax *(in millions)*	Dec. 31, **2007**	2006	2005
Foreign currency translation, net of tax			
Beginning balance	**$ (64)**	$ (77)	$ (61)
Period change	**75**	13	(16)
Ending balance	**$ 11**	$ (64)	$ (77)
SFAS No. 158 adjustment, net of tax [(a)]			
Pensions, net of tax			
Beginning balance	**$(295)**	$ (26)	$ (23)
Period change	**46**	(193)	(3)
Total	**(249)**	(219)	(26)
Other post-retirement benefits:			
Period change	**3**	(76)	-
Ending balance	**$(246)**	$(295)	$ (26)
Unrealized gain (loss) on assets available for sale, net of tax			
Beginning balance	**$ 16**	$ (57)	$ 49
Period change	**(358)**	73	(106)
Ending balance	**$(342)**	$ 16	$ (57)
Unrealized gain (loss) on cash flow hedges, net of tax			
Beginning balance	**$ 26**	$ 26	$ 29
Period change	**(23)**	-	(3)
Ending balance[(b)]	**$ 3**	$ 26	$ 26
Total accumulated unrealized gain (loss), net of tax			
Beginning balance	**$(317)**	$(134)	$ (6)
Period change	**(257)**	(183)	(128)
Ending balance	**$(574)**	$(317)	$(134)

(a) *In accordance with SFAS No. 158 in 2007 and 2006 and SFAS No. 87 in 2005.*

(b) *Includes unrealized gain(loss) on foreign currency cash flow hedges of $4 million, $3 million and $(3) million at Dec. 31, 2007, Dec. 31, 2006 and Dec. 31, 2005, respectively.*

Tax effects allocated to each component of comprehensive results *(in millions)*	Before tax amount	Tax (expense) benefit	After-tax amount
Year ended Dec. 31, 2005:			
Foreign currency translation adjustment	$ (20)	$ 4	$ (16)
Minimum pension liability	(5)	2	(3)
Unrealized gain (loss) on assets available for sale:			
During the year	(188)	74	(114)
Reclassification adjustments	14	(6)	8
Unrealized gain (loss)	(174)	68	(106)
Unrealized gain (loss) on cash flow hedges:			
During the year	(10)	5	(5)
Reclassification adjustments	3	(1)	2
Unrealized gain (loss)	(7)	4	(3)
Other comprehensive results	$(206)	$ 78	$(128)
Year ended Dec. 31, 2006:			
Foreign currency translation adjustment	$ 21	$ (8)	$ 13
SFAS No. 158 adjustment [(a)]			
Pensions	(320)	127	(193)
Other post-retirement benefits	(126)	50	(76)
Unrealized gain(loss) on assets available for sale:			
During the year	202	(81)	121
Reclassification adjustments	(81)	33	(48)
Unrealized gain (loss)	121	(48)	73
Unrealized gain (loss) on cash flow hedges:			
During the year	7	(3)	4
Reclassification adjustments	(7)	3	(4)
Unrealized gain (loss)	-	-	-
Other comprehensive results	$(304)	$121	$(183)
Year ended Dec. 31, 2007:			
Foreign currency translation adjustment	$ 111	$ (36)	$ 75
SFAS No. 158 adjustment [(a)]			
Pensions	87	(41)	46
Other post-retirement benefits	8	(5)	3
Unrealized gain (loss) on assets available for sale:			
During the year	(557)	218	(339)
Reclassification adjustments	(32)	13	(19)
Unrealized gain(loss)	(589)	231	(358)
Unrealized gain/(loss) on cash flow hedges:			
During the year	(26)	10	(16)
Reclassification adjustments	(11)	4	(7)
Unrealized gain (loss)	(37)	14	(23)
Other comprehensive results	$(420)	$163	$(257)

(a) In accordance with SFAS No. 158 in 2007 and 2006 and SFAS No. 87 in 2005.

19. Stock–based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (RSUs) and other stock-based awards to employees of BNY Mellon and its subsidiaries.

In connection with the merger with Mellon, all outstanding stock-based awards granted under Mellon's equity compensation plans at the merger date were converted to BNY Mellon shares using a one-to-one ratio and are incorporated within this footnote. Upon approval of the merger with The Bank of New York by Mellon shareholders, change in control provisions were triggered in stock option plans for Mellon's employees and directors, resulting in the immediate vesting of 7 million stock options under various option plans. These stock options are included as exercisable in the stock option activity table on the following page.

Stock Option Plans

Our stock option plans ("the Option Plans") provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon and its subsidiaries. At Dec. 31, 2007, under the Option Plans, we may issue 37,957,525 new options. In addition, we may reissue any options cancelled under our 1999 and 2003 Long-Term Incentive Plans. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $66 million, $42 million, and $48 million for 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement was $27 million, $19 million, and $20 million for 2007, 2006, and 2005, respectively.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2007	2006	2005
Dividend yield	**2.4%**	2.8%	2.6%
Expected volatility	**23**	22	24
Risk-free interest rate	**4.46**	4.72	4.17
Expected option lives (in years)	**6**	6	5

For 2007 and 2006, assumptions were determined as follows:

- Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.
- We use historical data to estimate option exercises and employee terminations within the valuation model.
- The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
- The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our Option Plans as of Dec. 31, 2007, 2006, and 2005, and changes during the years ended on those dates, is presented below:

Stock option activity *(a)*	Shares subject to option	Weighted average Exercise price	Weighted Average remaining contractual term *(in years)*
Balance at Dec. 31, 2004	64,915,169	$36.98	
Granted	5,895,943	32.19	
Exercised	(3,179,338)	19.31	
Canceled	(2,100,169)	40.76	
Balance at Dec. 31, 2005	65,531,605	$37.29	
Granted	5,906,816	37.09	
Exercised	(8,670,355)	25.45	
Canceled	(2,029,112)	42.63	
Balance at Dec. 31, 2006	60,738,954	$38.79	
Mellon conversion, July 1	**31,649,426**	**35.97**	
Granted	**8,028,880**	**41.61**	
Exercised	**(14,479,352)**	**33.13**	
Canceled	**(1,828,205)**	**45.98**	
Balance at Dec. 31, 2007	**84,109,703**	**$38.82**	**5.5**
Vested and expected to vest at Dec. 31, 2007	**82,805,594**	**$38.78**	**5.5**
Exercisable at Dec. 31, 2007	**63,727,506**	**$38.37**	**4.4**

(a) *Values for 2006, 2005 and 2004 represent legacy The Bank of New York only and have been restated in post merger share count terms.*

	2007	2006	2005
Weighted average fair value of options at grant date *(a)*	**$8.96**	$7.75	$6.50
Aggregate intrinsic value *(in millions)*			
-Outstanding at 12/31	**$ 875**	$ 338	$ 189
-Exercisable at 12/31	**$ 701**	$ 268	$ 144

(a) *Values for 2006 and 2005 represent legacy The Bank of New York only and have been restated in post merger share count terms.*

Stock options outstanding at Dec. 31, 2007

	Options Outstanding			Options Exercisable *(a)*	
Range of Exercise Prices	Number Outstanding at Dec. 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 2007	Weighted Average Exercise Price
$21 to 31	15,298,974	2.7 years	$26.85	15,180,930	$26.84
31 to 41	38,754,463	6.5	37.04	23,208,716	35.78
41 to 51	22,634,258	4.6	43.94	17,915,852	43.50
51 to 60	7,422,008	3.1	57.15	7,422,008	57.15
$21 to 60	84,109,703	5.5	$38.82	63,727,506	$38.37

(a) *At Dec. 31, 2006 and 2005, 49,854,177 and 51,809,812 options were exercisable at an average price of $39.56 and $39.00, respectively, and have been restated in post merger share count terms.*

The total intrinsic value of options exercised during the years ended Dec. 31, 2007, 2006 and 2005 was $148 million, $100 million, and $31 million.

As of Dec. 31, 2007, there was $130 million of total unrecognized compensation cost related to nonvested shares granted under the Option Plans. The unrecognized compensation cost is expected to be recognized over a weighted-average period of three years.

Cash received from options exercised under the option plans for the years ended Dec. 31, 2007, 2006, and 2005, was $475 million, $217 million, and $61 million, respectively. The actual tax benefit realized for the tax deductions from options exercised totaled $55 million, $37 million, and $11 million, respectively, for the years ended Dec. 31, 2007, 2006, and 2005, respectively.

Restricted stock and RSUs

Restricted stock and RSUs are granted under our Long-Term Incentive Plans at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period. The recipient of a share of restricted stock is entitled to voting rights and dividends on the common stock. An RSU entitles the recipient to receive a share of common stock after the applicable restrictions lapse. The recipient is entitled to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding but does not receive voting rights.

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period of one to seven years. The total compensation expense recognized for restricted stock and RSUs was $101 million, $70 million and $55 million in 2007, 2006 and 2005, respectively.

The following table summarizes our nonvested restricted stock activity for 2007.

Nonvested restricted stock and RSU activity	Number of shares	Weighted-average fair value
Nonvested restricted stock and RSUs at Dec. 31, 2006	6,977,028	$31.61
Mellon conversion July 1	**1,277,435**	**41.57**
Granted	**3,829,202**	**41.74**
Vested	**(2,463,188)**	**29.09**
Forfeited	**(825,690)**	**37.17**
Nonvested restricted stock and RSUs at Dec. 31, 2007	**8,794,787**	**37.58**

As of Dec. 31, 2007, $167 million of total unrecognized compensation costs related to nonvested restricted stock is expected to be recognized over a weighted-average period of approximately two years.

20. Employee benefit plans

BNY Mellon has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

Defined benefit plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post retirement healthcare plans. The measurement date for plan assets and obligations was changed from Sept. 30 to Dec. 31, effective Dec. 31, 2007. The impact of acquisitions shown below reflects the merger with the Mellon pension plans, effective July 1, 2007.

	Pension Benefits				Healthcare Benefits			
	Domestic		Foreign		Domestic		Foreign	
(in millions)	**2007**	2006 [a]	**2007**	2006 [a]	**2007**	2006 [a]	**2007**	2006 [a]
Weighted-average assumptions used to determine benefit obligations								
Measurement date	**Dec. 31**	Sept. 30	**Dec. 31**	Sept. 30	**Dec. 31**	Sept. 30	**Dec. 31**	Sept. 30
Discount rate	**6.38%**	6.00%	5.75%	4.95%	**6.38%**	6.00%	**5.80%**	5.00%
Rate of compensation increase	**3.50**	3.75	4.43%	4.46%	-	-	-	-
Change in projected benefit obligation								
Benefit obligation at beginning of period	**$ (867)**	$ (963)	**$ (254)**	$ (227)	**$ (175)**	$ (185)	**$ (8)**	$ (8)
Service cost	**(61)**	(49)	**(18)**	(9)	**(1)**	-	-	-
Interest cost	**(94)**	(53)	**(18)**	(11)	**(12)**	(10)	**(1)**	(1)
Employee contributions	-	-	**(1)**	(1)	-	-	-	-
Actuarial gain/(loss)	**99**	136	**(21)**	2	**(3)**	3	**2**	1
Acquisitions	**(1,512)**	-	**(171)**	-	**(80)**	-	-	-
Curtailment gain/(loss)	-	(4)	-	2	-	-	-	-
Benefits paid	**93**	66	**7**	4	**23**	17	-	-
Adjustments due to change in measurement date	**(7)**	-	**(5)**	-	**(2)**	-	-	-
Foreign exchange adjustment	**N/A**	N/A	**(16)**	(14)	**N/A**	N/A	(1)	-
Benefit obligation at end of period	**(2,349)**	(867)	**(497)**	(254)	**(250)**	(175)	**(8)**	(8)
Change in plan assets								
Fair value at beginning of period	**1,425**	1,333	**265**	219	**68**	65	-	-
Actual return on plan assets	**199**	143	**21**	23	**3**	3	-	-
Employer contributions	**13**	15	**16**	13	-	-	-	-
Employee contributions	-	-	**1**	1	-	-	-	-
Acquisitions	**2,187**	-	**229**	-	-	-	-	-
Benefit payments	**(93)**	(66)	**(7)**	(4)	-	-	-	-
Adjustments due to change in measurement date	**11**	-	**4**	-	**1**	-	-	-
Foreign exchange adjustment	**N/A**	N/A	**16**	13	**N/A**	N/A	-	-
Fair value at end of period	**3,742**	1,425	**545**	265	**72**	68	-	-
Net amount recognized	**1,393**	558	**48**	11	**(178)**	(107)	**(8)**	(8)
Fourth quarter activity, net	-	4	-	-	-	4	-	-
Funded status at end of period	**$ 1,393**	$ 562	**$ 48**	$ 11	**$ (178)**	$ (103)	**$ (8)**	$ (8)
Amounts recognized in accumulated other comprehensive (income)/loss consist of:								
Net loss/(gain)	**$ 208**	$ 351	**$ 96**	$ 58	**$ 88**	$ 88	**$ (3)**	$ (1)
Prior service cost/(credit)	**(72)**	(84)	-	-	-	-	-	-
Net initial obligation/(asset)	-	-	-	-	**20**	25	-	-
Total (before tax effects)	**$ 136**	$ 267	**$ 96**	$ 58	**$ 108**	$ 113	**$ (3)**	$ (1)

(a) Legacy The Bank of New York only.

Net periodic benefit cost/ (credit) [a]	Pension Benefits						Healthcare Benefits					
	Domestic			Foreign			Domestic			Foreign		
(in millions)	**2007** [b]	2006	2005	**2007** [b]	2006	2005	**2007** [b]	2006	2005	**2007** [b]	2006	2005
Weighted-average assumptions as of Jan. 1												
Market-related value of plan assets	**$1,352**	$1,324	$1,502	**$ 252**	$ 252	$ 219	**$ 72**	$ 72	$ 70	**N/A**	N/A	N/A
Discount rate	**6.00%**	5.88%	6.00%	**4.95%**	4.90%	5.50%	**6.00%**	5.88%	6.00%	**5.00%**	5.00%	5.00%
Expected rate of return on plan assets	**8.00**	7.88	8.25	**6.40**	6.70	7.10	**8.00**	7.25	7.25	**N/A**	N/A	N/A
Rate of compensation increase	**3.75**	3.75	3.75	**4.46**	4.20	4.20	-	-	-	-	-	-
Components of net periodic benefit cost/(credit)												
Service cost	**$ 61**	$ 49	$ 64	**$ 18**	$ 9	$ 9	**$ 1**	$ -	$ -	**$ -**	$ -	$ -
Interest cost	**94**	53	55	**18**	11	9	**13**	10	9	**-**	1	1
Expected return on assets	**(190)**	(100)	(120)	**(28)**	(15)	(11)	**(5)**	(5)	(5)	**-**	-	-
Curtailment (gain)/loss	**-**	(11)	-	**-**	-	-	**-**	8	-	**-**	-	-
Other	**19**	35	18	**4**	7	2	**11**	12	8	**-**	-	-
Net periodic benefit cost/ (credit) [c]	**$ (16)**	$ 26	$ 17	**$ 12**	$ 12	$ 9	**$ 20**	$ 25	$ 12	**$ -**	$ 1	$ 1

(a) *Results prior to July 1, 2007 represent legacy The Bank of New York only.*
(b) *Assumptions in effect as of July 1, 2007 for legacy Mellon plans include discount rate of 6.25% for domestic plans and discount rate of 5.75% for foreign plans, expected rate of return on plan assets of 8.25% and rate of compensation increase of 3.25%.*
(c) *Pension benefits expense includes discontinued operations expense of $6 million for 2006 and 2005.*

Changes in other comprehensive (income)/loss in 2007	Pension Benefits		Healthcare Benefits	
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss/(gain) arising during period	$(108)	$28	$ 7	$(2)
Recognition of prior years' net (loss)	(29)	(4)	(7)	-
Prior service cost/(credit) arising during period	-	-	-	-
Recognition of prior years' prior service credit	10	-	-	-
Recognition of prior years' net initial (obligation)	-	-	(4)	-
Adjustment due to change in measurement date	(4)	(1)	(1)	-
Foreign exchange adjustment	-	15	-	-
Total recognized in other comprehensive (income)/loss (before tax effects)	$(131)	$38	$(5)	$(2)

Amounts expected to be recognized in net periodic benefit cost/(income) in 2008 (before tax effects)	Pension Benefits		Healthcare Benefits	
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain)/loss recognition	$ 9	$1	$6	$-
Prior service cost recognition	(10)	-	-	-
Net initial obligation (asset) recognition	-	-	4	-

	Domestic		Foreign	
(in millions)	**2007**	2006 [a]	**2007**	2006 [a]
Pension benefits:				
Prepaid benefit cost	**$1,590**	$ 610	**$ 67**	$ 25
Accrued benefit cost	**(197)**	(52)	**(19)**	(14)
Total pension benefits	**$1,393**	$ 558	**$ 48**	$ 11
Healthcare benefits:				
Prepaid benefit cost	**$ -**	$ -	**$ -**	$ -
Accrued benefit cost	**(178)**	(107)	**(8)**	(8)
Total healthcare benefits	**$ (178)**	$(107)	**$ (8)**	$ (8)

(a) *Legacy The Bank of New York only.*

The accumulated benefit obligation for all defined benefit plans was $2.612 billion at Dec. 31, 2007 and $1.048 billion at Sept. 30, 2006.

Plans with obligations in excess of plan assets	Domestic		Foreign	
(in millions)	**2007**	2006 [a]	**2007**	2006 [a]
Projected benefit obligation	**$198**	$52	**$13**	$13
Accumulated benefit obligation	**194**	49	**12**	12
Fair value of plan assets	**-**	-	**1**	1

(a) *Legacy The Bank of New York only.*

Our expected long-term rate of return on plan assets is based on anticipated returns for each asset class. Anticipated returns are weighted for the target allocation for each asset class and are based on forecasts for prospective returns in the equity and fixed income markets, which should track the long-term historical returns for these markets. We also consider the growth outlook for U.S. and global economies, as well as current and prospective interest rates.

For additional information on pension assumptions see "Critical Accounting Estimates" on pages 34 and 35.

Assumed healthcare cost trend—Domestic healthcare benefits

The assumed health care cost trend rate used in determining benefit expense for 2007 is 8.9% decreasing to 5.0% in 2013. This projection is based on various economic models that forecast a decreasing growth rate of health care expenses over time. The underlying assumption is that health care expense growth cannot outpace gross national product ("GNP") growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2013 bears a reasonable relationship to the discount rate.

An increase in the health care cost trend rate of one percentage point for each year would increase the postretirement benefit obligation by $19.8 million, or 7.9% and the sum of the service and interest costs by $1.4 million, or 6.9%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $17.2 million, or 6.9%, and the sum of the service and interest costs by $1.2 million, or 5.9%.

Assumed healthcare cost trend—Foreign healthcare benefits

An increase in the healthcare cost trend rate of one percentage point for each year would increase the post-retirement benefit obligation by $1.7 million, or 23%, and the sum of the service and interest costs by $0.2 million, or 33%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $1.2 million, or 16%, and the sum of the service and interest costs by $0.1 million, or 17%.

Investment strategy and asset allocation

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments.

Equities are the main holding including our common stock as well as private equities. Alternative investments and fixed income securities provide diversification and lower the volatility of returns. In general, equity securities within any plan's portfolio are maintained in the range of 45% to 75% of total plan assets, fixed-income securities range from 20% to 50% of plan assets and other assets (including cash equivalents) are held in amounts ranging from 0% to 10% of plan assets. Asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast) and the advice of professional investment advisors.

Our pension assets were invested as follows at Dec. 31, 2007 and Sept. 30, 2006:

Asset Allocations [(a)]	Domestic		Foreign	
(in millions)	2007	2006	2007	2006
Equities	**65%**	69%	**59%**	54%
Fixed income	**26**	19	**29**	38
Alternative investment	**3**	7	**10**	-
Private equities	**2**	3	**-**	-
Real estate	**2**	-	**2**	-
Cash	**2**	2	**-**	8
Total plan assets	**100%**	100%	**100%**	100%

(a) *Asset allocations prior to July 1, 2007 are for legacy The Bank of New York only.*

Included in the domestic plan assets above were 2 million and 4.2 million shares of our common stock with a fair value of $98 million and $150 million at Dec. 31, 2007 and Sept. 30, 2006, respectively, representing 3% of 2007 plan assets and 11% of 2006 plan assets. The BNY Mellon retirement plans received approximately $2 million and $3 million of dividends from BNY Mellon common stock in 2007 and 2006, respectively. Assets of the U.S. post retirement healthcare plan are invested in an insurance contract.

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2008 of $20 million for the domestic plans and $46 million for the foreign plans.

The following benefit payments for BNY Mellon's pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

(in millions)	Domestic	Foreign
Pension benefits:		
Year 2008	$ 185	$ 7
2009	137	8
2010	139	9
2011	151	10
2012	154	10
2013-2017	872	74
Total pension benefits	$1,638	$118
Healthcare benefits:		
Year 2008	$ 24	$ -
2009	25	-
2010	25	-
2011	25	-
2012	24	-
2013-2017	107	1
Total healthcare benefits	$ 230	$ 1

Defined contribution plans

We have an Employee Stock Ownership Plan ("ESOP") covering certain domestic full-time employees with more than one year of service. The ESOP works in conjunction with our defined benefit pension plan. Employees are entitled to the higher of their benefit under the ESOP or the defined benefit pension plan at retirement. If the benefit under the pension plan is higher, the employee's share of the ESOP is contributed to the pension plan.

Contributions are made equal to required principal and interest payments on borrowings by the ESOP. At Dec. 31, 2007 and Sept. 30, 2006, the ESOP owned 9.0 million and 10.5 million shares of our stock, respectively. The fair value of total ESOP assets were $443 million and $375 million at Dec. 31, 2007 and Sept. 30, 2006. Contributions were approximately $3.6 million in 2007, $3.3 million in 2006 and $2.1 million in 2005. ESOP related expense was $3 million, $3 million and $2 million in 2007, 2006 and 2005.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $86 million in 2007, $62 million in 2006, and $58 million in 2005. The increase in defined contribution costs in 2007 reflects the domestic and foreign plans assumed in the merger with Mellon.

21. Company financial information

Our bank subsidiaries are subject to dividend limitations under the Federal Reserve Act, as well as national and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed the Bank's net profits for such year combined with retained net profits for the prior two years. Our national bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the reserve for credit losses. The Bank of New York is also prohibited from paying dividends in excess of undivided profits.

Under the first and more significant of these limitations, our bank subsidiaries could declare dividends of approximately $1.635 billion in 2008 plus net profits earned in the remainder of 2008.

In accordance with GAAP, on July 1, 2007, the retained earnings of the bank subsidiaries acquired in the merger with Mellon were transferred to capital surplus. As a result, the dividend limitation for these banks is limited to the amount of earnings retained in the third and fourth quarters of 2007. Capital can be distributed by these banking subsidiaries via a regulatory waiver.

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2007, BNY Mellon's bank subsidiaries exceeded these minimum requirements.

The bank subsidiaries declared dividends of $611 million in 2007, $2.125 billion in 2006, and $911 million in 2005. The Federal Reserve Board and the Office of the Comptroller of the Currency ("OCC") have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve Board can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank's dividends should not exceed earnings from continuing operations.

Our capital ratios and discussion of related regulatory requirements are presented in the "Capital—Capital adequacy" section on page 54 and through the risk-based and leverage capital ratios at year-end table on page 55 and are incorporated by reference into these Notes to Consolidated Financial Statements.

The Federal Reserve Act limits and requires collateral for extensions of credit by our insured subsidiary banks to BNY Mellon and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of BNY Mellon and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of our affiliates are limited to 10% of such bank's regulatory capital, and in the aggregate for BNY Mellon and all such affiliates to 20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $403 million and $112 million for the years 2007 and 2006.

In addition, under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's shareholders, pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

The Parent company's condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation) (a)

Year ended Dec. 31		Legacy The Bank of New York only	
(in millions)	**2007**	2006 (b)	2005
Dividends from bank subsidiaries	**$ 564**	$2,076	$ 862
Dividends from nonbank subsidiaries	**321**	687	108
Interest revenue from bank subsidiaries	**210**	92	104
Interest revenue from nonbank subsidiaries	**242**	197	142
Other revenue	**53**	(25)	24
Total revenue	**1,390**	3,027	1,240
Interest (including $149 in 2007, $127 in 2006 and $81 in 2005 to subsidiaries)	**769**	546	340
Other expense	**152**	35	63
Total expense	**921**	581	403
Income before income taxes and equity in undistributed net income of subsidiaries	**469**	2,446	837
Provision (benefit) for income taxes	**(106)**	(122)	(58)
Equity in undistributed net income:			
Bank subsidiaries	**844**	395	411
Nonbank subsidiaries	**620**	(116)	265
Net income	**$2,039**	$2,847	$1,571

(a) Includes results of discontinued operations and the extraordinary (loss).

(b) Revised, see Note 2 of Notes to Consolidated Financial Statements.

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

(in millions)	Dec. 31 2007	2006 [a][b]
Assets:		
Cash and due from banks	**$ 4,414**	$ 908
Securities	**437**	74
Loans—net of reserve	**224**	401
Investment in and advances to subsidiaries and associated companies:		
Banks	**22,707**	11,748
Other	**19,849**	9,843
Subtotal	**42,556**	21,591
Corporate-owned life insurance	**935**	-
Other assets	**470**	177
Total assets	**$49,036**	$23,151
Liabilities:		
Deferred compensation	**$ 512**	$ -
Other borrowed funds	**372**	224
Due to nonbank subsidiaries	**2,765**	2,657
Other liabilities	**496**	889
Long-term debt	**15,488**	7,952
Total liabilities	**19,633**	11,722
Shareholders' equity	**29,403**	11,429
Total liabilities and shareholders' equity	**$49,036**	$23,151

(a) Revised, see Note 2 of Notes to Consolidated Financial Statements.

(b) Legacy The Bank of New York only.

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

(in millions)	Year-ended Dec. 31 2007	Legacy The Bank of New York only 2006 [a]	Legacy The Bank of New York only 2005
Operating activities:			
Net income	**$ 2,039**	$ 2,847	$ 1,571
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**17**	17	30
Equity in undistributed net income of subsidiaries	**(1,464)**	(279)	(676)
Change in accrued interest receivable	**(24)**	(7)	-
Change in accrued interest payable	**(17)**	15	25
Change in taxes payable	**(439)**	595	23
Other, net	**471**	(181)	(18)
Net cash provided by operating activities	**583**	3,007	955
Investing activities:			
Purchases of securities	**(956)**	(61)	(18)
Proceeds from sales of securities	**813**	8	-
Change in loans	**180**	(310)	(61)
Acquisitions of, investments in, and advances to subsidiaries	**(566)**	(2,367)	(2,093)
Other, net	**(10)**	125	15
Net cash used in investing activities	**(539)**	(2,605)	(2,157)
Financing activities:			
Net change in commercial paper	**(159)**	139	(168)
Proceeds from issuance of long-term debt	**4,617**	974	1,778
Repayments of long-term debt	**(982)**	(258)	(202)
Change in advances from subsidiaries	**433**	(66)	236
Issuance of common stock	**495**	428	243
Treasury stock acquired	**(113)**	(883)	(417)
Cash dividends paid	**(884)**	(656)	(644)
Tax benefit realized on share based payment awards	**55**	37	11
Stock rights redemption	**-**	-	(39)
Net cash provided (used) in financing activities	**3,462**	(285)	798
Change in cash and due from banks	**3,506**	117	(404)
Cash and due from banks at beginning of year	**908**	791	1,195
Cash and due from banks at end of year	**$ 4,414**	$ 908	$ 791
Supplemental disclosures			
Interest paid	**$ 785**	$ 530	$ 314
Income taxes paid [b]	**$ 1,053**	$ 430	$ 658
Income taxes refunded [b]	**(142)**	-	(1)
Payments (received from) paid to subsidiaries	**(820)**	585	311
Net income taxes paid	**$ 91**	$ 1,015	$ 968

(a) Revised, see Note 2 of Notes to Consolidated Financial Statements.

(b) Includes discontinued operations.

22. Fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods—see Note 1 "Summary of Significant Accounting and Reporting Policies" in the Notes to the Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions we used are discount rates ranging principally from 3% to 7% at Dec. 31, 2007 and 5% to 8% at Dec. 31, 2006. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

A summary of the practices used for determining fair value is as follows.

Interest-bearing deposits in banks

The fair value interest-bearing deposits in banks is based on discounted cash flows.

Securities, trading activities, and derivatives used for ALM

The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. Fair value amounts for derivative instruments, such as options, futures and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of interest rate swaps is the amount that would be received or paid to terminate the agreement.

Loans and commitments

For certain categories of consumer loans, fair value includes consideration of the quoted market prices for securities backed by similar loans. Discounted future cash flows and secondary market values are used to determine the fair value of other types of loans. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

Other financial assets

Fair value is assumed to equal carrying value for these assets due to their short maturity.

Deposits, borrowings, and long-term debt

The fair value of noninterest-bearing deposits and payables to customers and broker-dealers is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is based upon current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

Financial instruments-summary			**Legacy The Bank of New York only**	
	Dec. 31, 2007		Dec. 31, 2006	
(in millions)	**Carrying amount**	**Estimated fair value**	Carrying amount	Estimated fair value
Assets:				
Interest-bearing deposits in banks	**$ 34,312**	**$ 34,322**	$ 13,172	$13,163
Securities	**50,772**	**51,427**	21,856	22,332
Trading assets	**6,420**	**6,420**	5,544	5,544
Loans and commitments	**45,629**	**45,796**	31,995	32,209
Derivatives used for ALM	**144**	**156**	87	141
Other financial assets	**20,235**	**20,235**	10,309	10,309
Total financial assets	**$157,512**	**$158,356**	$ 82,963	$83,698
Non-financial assets	**40,144**		20,225 [a]	
Assets of discontinued operations	**-**		18	
Total assets	**$197,656**		$103,206 [a]	
Liabilities:				
Noninterest-bearing deposits	**$ 32,372**	**$ 32,372**	$ 19,554	$19,554
Interest-bearing deposits	**85,753**	**85,768**	42,592	42,600
Payables to customers and broker-dealers	**7,578**	**7,578**	7,266	7,266
Borrowings	**8,256**	**8,256**	2,481	2,481
Long-term debt	**16,873**	**16,602**	8,773	8,706
Trading liabilities	**4,577**	**4,577**	2,507	2,507
Derivatives used for ALM	**116**	**69**	134	117
Total financial liabilities	**$155,525**	**$155,222**	$ 83,307	$83,231
Non-financial liabilities	**12,728**		8,406	
Liabilities of discontinued operations	**-**		64	
Total liabilities	**$168,253**		$ 91,777	

(a) *Revised, see Note 2 of Notes to Consolidated Financial Statements.*

The table below summarizes the carrying amount of the hedged financial instruments and the related notional amount of the hedge and estimated fair value (unrealized gain/(loss)) of the derivatives that were linked to these items:

Hedged financial instruments			Unrealized	
(in millions)	Carrying amount	Notional amount	Gain	(Loss)
At Dec. 31, 2007:				
Loans	**$ 36**	**$ 39**	**$ -**	**$ (3)**
Securities held-for-sale	**223**	**223**	**-**	**(11)**
Deposits	**669**	**660**	**8**	**-**
Long-term debt	**8,796**	**8,743**	**148**	**(55)**
At Dec. 31, 2006 [(a)]:				
Loans	$ 43	$ 43	$ -	$ -
Securities held-for-sale	493	428	34	(5)
Deposits	1,528	1,530	27	(2)
Long-term debt	6,130	6,238	80	(110)

(a) *Legacy The Bank of New York only.*

The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for derivative hedging contracts:

Interest rate swaps		Remaining contacts outstanding at Dec. 31,				
(dollars in millions)	**Dec. 31, 2007**	2008	2009	2010	2011	2012
Receive fixed interest rate swaps:						
Notional	**$9,003**	$8,457	$7,244	$7,144	$6,582	$5,132
Weighted average rate	**5.24%**	5.34%	5.36%	5.39%	5.37%	5.41%
Pay fixed interest rate swaps:						
Notional	**$ 662**	$ 240	$ 226	$ 223	$ -	$ -
Weighted average rate	**5.75%**	6.27%	6.31%	6.32%	-	-
Forward LIBOR rate [(a)]	**4.82%**	3.37%	3.82%	4.37%	4.70%	4.86%

(a) *The forward LIBOR rate shown above reflects the implied forward yield curve for that index at Dec. 31, 2007. However, actual repricings for ALM interest rate swaps are generally based on 3-month LIBOR.*

23. Trading activities

The following table shows the fair value of our financial instruments that are held for trading purposes:

Trading account					**Legacy The Bank of New York only**			
	2007				**2006**			
	Assets		**Liabilities**		Assets		Liabilities	
(in millions)	**Dec. 31**	**Average**	**Dec. 31**	**Average**	Dec. 31	Average	Dec. 31	Average
Interest rate contracts:								
Futures and forward contracts	**$ -**	**$ -**	**$ 95**	**$ 14**	$ -	$ 15	$ -	$ -
Swaps	**2,295**	**1,466**	**1,655**	**1,109**	1,390	1,637	951	1,088
Written options	**-**	**-**	**675**	**641**	-	-	764	961
Purchased options	**187**	**189**	**-**	**1**	208	190	-	-
Foreign exchange contracts:								
Written options	**-**	**-**	**176**	**127**	-	-	115	84
Purchased options	**137**	**109**	**-**	**-**	79	134	-	-
Commitments to purchase and sell foreign exchange	**1,184**	**1,060**	**1,156**	**1,007**	301	310	259	355
Debt securities	**1,665**	**2,049**	**213**	**265**	3,338	3,560	140	238
Credit derivatives	**61**	**16**	**3**	**6**	2	2	9	9
Equities	**877**	**722**	**604**	**631**	226	146	269	148
Commodity and other derivatives	**14**	**6**	**-**	**-**	-	-	-	-
Total trading account	**$6,420**	**$5,617**	**$4,577**	**$3,801**	$5,544	$5,994	$2,507	$2,883

Revenue from foreign exchange and other trading activities included the following:

Foreign exchange and other trading activities		Legacy The Bank of New York only	
(in millions)	2007	2006	2005
Foreign exchange	**$593**	$304	$266
Interest rate contract	**46**	25	22
Debt securities	**69**	75	67
Credit derivatives	**59**	(8)	(2)
Equities	**16**	19	26
Commodity and other derivatives	**3**	-	-
Total	**$786**	$415	$379

Foreign exchange includes income from purchasing and selling foreign exchange, futures, and options.

Interest rate contracts reflect results from futures and forward contracts, interest rate swaps, foreign currency swaps, and options. Debt securities primarily reflect income from fixed income securities. Credit derivatives include revenue from credit default swaps. Equities include income from equity securities and equity derivatives. Commodity and other derivatives include option contracts for barrels of oil related to synthetic fuel tax credits.

The following table of total daily revenue or loss captures trading volatility and shows the number of days in which our trading revenues fell within particular ranges during the past year.

Distribution of revenues	Legacy The Bank of New York only				
	Quarter ended				
(in millions)	Dec. 31, 2006[(a)]	March 31, 2007[(a)]	June 30, 2007[(a)]	Sept. 30, 2007	**Dec. 31, 2007**
Revenue range:	Number of occurrences				
Less than $(2.5)	-	-	-	2	**-**
$(2.5) - $0	4	6	4	5	**3**
$0 - $2.5	45	33	33	16	**8**
$2.5 - $5.0	11	20	24	20	**25**
More than $5.0	2	3	3	20	**26**

(a) Based on revenues before deducting share of joint venture partner, Susquehanna Trading.

24. Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks, and to trade for our own account. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks.

A summary of our off-balance sheet credit transactions, net of participations, at Dec. 31, 2007 and 2006 follows:

Off-balance sheet credit risks	Dec. 31	
(in millions)	**2007**	2006[(a)]
Lending commitments[(b)]	**$ 49,055**	$ 36,465
Standby letters of credit[(c)]	**13,813**	10,902
Commercial letters of credit	**1,167**	1,195
Securities lending indemnifications	**618,487**	398,675

(a) Legacy The Bank of New York only.

(b) Net of participations totaling $763 million at Dec. 31, 2007 and $899 million at Dec. 31, 2006.

(c) Net of participations totaling $2.576 billion at Dec. 31, 2007 and $2.574 billion at Dec. 31, 2006.

The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. We also extend facilities which provide liquidity, primarily for variable rate tax-exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax exempt issuer and is not simply dependent on the monoline. The allowance for lending-related commitments was $167 million at Dec. 31, 2007 and $150 million at Dec. 31, 2006. A summary of lending commitment maturities at Dec. 31, 2007, is as follows: $19.1 billion less than one year; $29.2 billion in one to five years, and $.8 billion over five years.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (The Bank of New York Mellon Corporation) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days. We generally lend securities with indemnification against broker default. We generally require the borrower to provide 102% cash collateral which is monitored on a daily basis, thus reducing credit risk. Security lending transactions are generally entered into only with highly-rated counterparties. Securities lending indemnifications were secured by collateral of $637 billion at Dec. 31, 2007 and $406 billion at Dec. 21, 2006.

Standby letters of credit principally support corporate obligations and include $683 million and $1.0 billion that were collateralized with cash and securities at Dec. 31, 2007 and 2006. At Dec. 31, 2007, approximately $9.3 billion of the standbys will expire within one year.

The estimated liability for losses related to these arrangements, if any, is included in the reserve for unfunded commitments.

The notional amounts for off-balance sheet risks express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. We enter into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

A summary of the notional amount and credit exposure of our derivative financial instruments at Dec. 31, 2007 and 2006 follows:

Derivative financial instruments	Notional		Credit exposure	
(in millions)	**2007**	2006 [a]	**2007**	2006 [a]
Interest rate contracts:				
Futures and forward contracts	**$ 81,738**	$ 60,986	$ 4	$ 1
Swaps	**363,809**	322,024	5,272	3,255
Written options	**188,480**	199,788	8	7
Purchased options	**160,739**	183,855	919	641
Foreign exchange contracts:				
Swaps	**3,479**	2,572	20	112
Written options	**7,177**	9,596	2	9
Purchased options	**6,974**	10,892	193	141
Commitments to purchase and sell foreign exchange	**306,018**	93,920	723	602
Equity derivatives:				
Futures and forwards	**894**	326	4	5
Written options	**5,003**	10,023	5	1
Purchased options	**3,668**	6,755	506	236
Credit derivatives:				
Beneficiary	**2,258**	1,688	38	2
Guarantor	**2**	-	-	-
			7,694	5,012
Effect of master netting agreements			(5,077)	(4,215)
Total credit exposure			$ 2,617	$ 797

(a) Legacy The Bank of New York only.

At Dec. 31, 2007, approximately $226 billion (notional) of interest rate contracts will mature within one year, $407 billion (notional) between one and five years, and the balance after five years. At Dec. 31, 2007, approximately $262 billion (notional) of foreign exchange contracts will mature within one year and $41 billion between one and five years, and the balance after five years.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract.

Operating Leases

Net rent expense for premises and equipment was $278 million in 2007, $180 million in 2006 and $181 million in 2005.

At Dec. 31, 2007, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2008—$331 million; 2009—$254 million; 2010—$239 million; 2011—$218 million; 2012—$204 million; and 2013 through 2027—$1.377 billion.

Other

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services. Insurance has been purchased to mitigate certain of these risks. We are a minority equity investor in, and member of, several industry clearing or settlement exchanges through which foreign exchange, securities, or other transactions settle. Certain of these industry clearing or settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other partners do not honor their obligations. It is not possible to estimate a maximum potential amount of payments that could be required with such agreements.

In the ordinary course of business, we make certain investments that have tax consequences. From time to time, the IRS may question or challenge the tax position we have taken. We engaged in certain types of structured cross-border leveraged leasing investments, referred to as "LILOs," prior to mid-1999 that the IRS has challenged. In 2004, the IRS proposed adjustments to our tax treatment of these transactions. On Feb. 28, 2006, we settled this matter with the IRS relating to LILO transactions closed in 1996 and 1997.

Our 1998 LILO transactions are in a subsequent audit cycle and were not part of the settlement. We believe that a comparable settlement for 1998 may be possible, given the similarity between these leases and the settled leases. However, negotiations are ongoing and the treatment of the 1998 leases may still be litigated if an acceptable settlement cannot be reached. Under current U.S. generally accepted accounting principles, if the 1998 leases are settled, on a basis comparable to the 1996 and 1997 leases we would not expect the settlement of the 1998 leases to have a further impact on net income, based on existing reserves.

In the fourth quarters of 2005 and 2007, we deposited funds with the IRS in anticipation of reaching a settlement on the 1998 LILO investments.

On Feb. 11, 2005, the IRS released Notice 2005-13, which identified certain lease investments known as "SILOs" as potentially subject to IRS challenge. On Sept. 6, 2007, we received a draft Form 5701, *Notice of Proposed Adjustment*, denying the tax benefits associated with certain of our so-called SILOs. Although it is likely the IRS will challenge the tax benefits associated with all such leases in 2008, we remain confident that our tax treatment of the leases complied with statutory, administrative and judicial authority existing at the time they were entered into.

In 2001 and 2002, we entered into various structured transactions that involved, among other things, the payment of U.K. corporate income taxes that were credited against our U.S. corporate income tax liability. The IRS continues to review these transactions and it is likely that some or all of the credits will be challenged upon completion of the review.

On Oct. 9, 2007, we received a letter from the IRS informing us that the IRS is considering designating one such transaction for litigation. At this time, it is unknown if the transaction will ultimately be designated for litigation, but, if so designated, we are prepared to defend our position and we believe that any tax benefits associated with these transactions were consistent with the applicable statutory, judicial and administrative authority existing at the time they were entered into.

Based on a probability assessment of various potential outcomes, we currently believe we have adequate tax reserves to cover our LILO exposure and any other potential tax exposures. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when appropriate.

In connection with the acquisition of JPMC's corporate trust business, we were required to file various IRS information and withholding tax returns. While preparing these returns in 2007, we identified certain inconsistencies in the supporting tax documentation and records transferred to us that were needed to file accurate returns. For additional information, see "Legal and Regulatory Proceedings" on page 120.

In the fourth quarter of 2007, we also discovered that other business lines, including the legacy The Bank of

New York corporate trust business, may have similar issues and initiated an extensive company-wide review to identify any inconsistencies in the supporting tax documentation. Any deficiencies that are identified will be promptly remediated. We made an initial disclosure of this matter to the IRS on a voluntary basis in the fourth quarter of 2007 and we continue to work diligently with the IRS to help resolve the matters. Any exposure resulting from this matter is uncertain and cannot currently be reasonably estimated.

25. Derivative instruments used for interest rate risk management purposes.

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. For hedges of fixed-rate loans, asset-backed securities, deposits and long-term debt, the hedge documentation specifies the terms of the hedged items and the interest rate swaps and indicates that the derivative is hedging a fixed-rate item and is a fair value hedge, that the hedge exposure is to the changes in the fair value of the hedged item due to changes in benchmark interest rates, and that the strategy is to eliminate fair value variability by converting fixed-rate interest payments to LIBOR. There were no counterparty default losses on these instruments in 2007, 2006 and 2005.

The fixed rate loans hedged generally have an original maturity of 9 to 12 years and are not callable. These loans are hedged with "pay fixed rate, receive variable rate" swaps with similar notional amounts, maturities, and fixed rate coupons. The swaps are not callable. At Dec. 31, 2007, $39 million of loans were hedged with interest rate swaps which had notional values of $39 million.

The securities hedged generally have a weighted average life of 10 years and are callable six months prior to maturity. These securities are hedged with pay fixed rate, receive variable rate swaps of like maturity, repricing and fixed rate coupon. The swaps are callable six months prior to maturity. At Dec. 31, 2007, $223 million of securities were hedged with interest rate swaps which had notional values of $223 million.

The fixed rate deposits hedged generally have original maturities of 3 to 12 years, and, except for five deposits, are not callable. These deposits are hedged with receive fixed rate, pay variable rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable except for the five that hedge the callable deposits. At Dec. 31, 2007, $660 million of deposits were hedged with interest rate swaps which had notional values of $660 million.

The fixed rate long-term debt hedged generally has an original maturity of 5 to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2007, $9.172 billion of debt was hedged with interest rate swaps that had notional values of $8.343 billion.

In addition to the fair value hedges discussed above, we have a cash flow hedge utilizing an interest rate swap to hedge the variability in expected future cash flows attributable to floating rates on a long-term debt issue. The hedge documentation specifies the terms of the hedged items and interest rate swaps and indicates that the derivative is hedging future variable interest payments, that the hedge exposure is the variability in interest payments, and that the strategy is to eliminate variability by converting floating rate interest payments to fixed payments. For cash flow hedges the interest rate swap is marked-to-market with the changes in value recorded in other comprehensive income. The amount recognized as other comprehensive income for the cash flow hedge is reclassified to net interest revenue as interest is realized on the hedged item.

The long-term debt hedged has a principal amount of $400 million and has a LIBOR-based floating rate and a two-year original maturity. The debt is hedged with a receive LIBOR, pay fixed rate swap with the same maturity and interest payment dates as the debt to eliminate the variability in interest payments on the debt. Within the next twelve months, net pre-tax gains of under $100 thousand included in other comprehensive income are expected to be reclassified to income.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward contracts usually have maturities of less than two years. The derivatives employed are designated as net investment hedges of changes in value of our foreign investment due to exchange rates, such that changes in value of the forward exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these contracts is deferred and reported within accumulated translation adjustments in shareholders' equity, net of tax effects. At Dec. 31, 2007, foreign exchange contracts, with notional amounts totaling $4.013 billion, were designated as hedges.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness		Legacy The Bank of New York only	
	Dec. 31,		
(in millions)	**2007**	2006	2005
Fair value hedges on loans	**$ 0.1**	$(0.1)	$ 0.1
Fair value hedge of securities	**0.1**	0.1	(0.1)
Fair value hedge of deposits and long-term debt	**5.8**	(1.2)	0.9
Cash flow hedges	**0.1**	(0.5)	0.2
Other (a)	**(0.2)**	0.5	-
Total	**$ 5.9**	$(1.2)	$ 1.1

(a) *Includes ineffectiveness recorded on foreign exchange hedges.*

26. Business segments

For details of our business segments, see Business segments review on pages 17 and 18 preceeding the Market indexes table, the tables, through "Average assets" (excluding "pre-tax operating margin") on page 19. For details of the primary types of fee revenue generated by each segment, see the sector overview table on page 7. The tables and information in those paragraphs are incorporated by reference into these Notes to Consolidated Financial Statements.

27. Legal and regulatory proceedings

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

As previously disclosed in the Company's Form 8-K dated May 17, 2007, the Federal Customs Service of the Russian Federation is pursuing a claim against The Bank of New York ("BNY"), a subsidiary of the Company. The claim is based on allegations relating to the previously disclosed Russian funds transfer matter that was the subject of the Company's Non-Prosecution Agreement and alleges violations of U.S. law by failing to supervise and monitor funds transfer activities at BNY. This "lack of action" is alleged to have resulted in underpayment to the Russian Federation of the value added taxes that were due to be paid by the customers of the bank's clients on certain goods imported into the country. The claim seeks $22.5 billion in "direct and indirect" losses.

BNY has been defending itself vigorously in this matter and intends to continue to do so. BNY believes it has meritorious procedural and substantive defenses to the allegations in the Russian courts and also believes it has meritorious defenses to an attempted enforcement of a judgment outside the Russian Federation in countries in which BNY has material assets if a judgment were to be entered in this matter by the Russian courts.

The Company filed a proof of claim on January 18, 2008, in the Chapter 11 bankruptcy of Sentinel Management Group, Inc. ("Sentinel"), seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at BNY. At the time of the bankruptcy, the cash and securities collateral for the loan were valued at over $600 million. The Chapter 11 Trustee for Sentinel recently indicated that he is prepared to file an adversary proceeding against BNY seeking to disallow BNY's claim and asserting a claim for damages against BNY under a variety of theories including that BNY aided and abetted certain insiders of Sentinel in mis-appropriating customer assets and improperly using those assets as collateral for the loan. BNY has also learned that the Commodities Futures Trading Commission (the "CFTC") has opened an investigation that includes a review of Sentinel's relationship with BNY. While the timing and outcome of the bankruptcy is uncertain, the Company intends to vigorously pursue its claim.

As previously disclosed in the Company's Annual Report on Form 10-K for the year ended Dec. 31, 2006, the U.S. Securities and Exchange Commission ("SEC") is investigating the trading activities of Pershing Trading Company LP, a floor specialist, on two regional exchanges from 1999 to 2004. Because the conduct at issue is alleged to have occurred largely during the period when Pershing was owned by Credit Suisse First Boston (USA), Inc. ("CSFB"), the Company has made claims for indemnification against CSFB relating to this matter under the agreement relating to the acquisition of Pershing. CSFB is disputing these claims for indemnification.

The Company previously disclosed in its Annual Report on Form 10-K for the year ended Dec. 31, 2006 that the SEC was investigating the appropriateness of certain expenditures made in connection with marketing and distribution of the Hamilton Funds. The Company was informed by the SEC Staff on Sept. 11, 2007 that they had concluded their investigation and that no enforcement action was recommended.

The Company previously disclosed in its Annual Report on Form 10-K for the year ended Dec. 31, 2006 that the SEC was investigating possible market-timing transactions cleared by Pershing LLC. The Company was informed by the SEC Staff orally that they had concluded their investigation and that no enforcement action was recommended.

As previously reported in a Current Report filed by Mellon on Form 8-K dated Sept. 30, 2005, Mellon Investor Services LLC ("MIS") received a "Wells Notice" from the SEC relating to MIS' disclosure practices to its transfer agency (issuer) clients during the period 2001 through late 2004 concerning the receipt of fees from a search firm that performs in-depth searches for "lost" shareholders. The Company was informed by the SEC Staff on Aug. 16, 2007 that they had concluded their investigation and that no enforcement action was recommended.

In connection with the acquired JPMorgan Chase corporate trust business, BNY was required to file various IRS information and withholding tax returns for 2006. In preparing to do so, BNY identified certain inconsistencies in the supporting tax documentation and records transferred to BNY that were needed to file accurate returns. The Company and JPMorgan Chase jointly disclosed this matter to the IRS on a voluntary basis in a meeting on Sept. 7, 2007 and the Company believes it will receive additional time to remediate the issues. The Company and JPMorgan Chase are attempting to resolve the information reporting and withholding issues presented. While there can be no assurance, the Company believes that after remediation the potential financial exposure will be immaterial, and, in any event, BNY is indemnified by JPMorgan Chase for the 2006 tax withholding and reporting obligations associated with the acquisition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheet of The Bank of New York Mellon Corporation and subsidiaries ("the Corporation") as of December 31, 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet of the Corporation and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the two years ended December 31, 2006, were audited by other auditors whose report, dated February 21, 2007, was unqualified and included an explanatory paragraph that described the change in the Corporation's method of accounting for defined benefit pension and other postretirement plans discussed in Note 3 to the consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

KPMG LLP

New York, New York
February 27, 2008

DIRECTORS, SENIOR MANAGEMENT AND EXECUTIVE COMMITTEE

Directors

Frank J. Biondi, Jr.
Senior Managing Director
WaterView Advisors LLC
Investment advisor

Ruth E. Bruch
Senior Vice President and
Chief Information Officer
Kellogg Company
Cereal and convenience foods

Nicholas M. Donofrio
Executive Vice President, Innovation and Technology
IBM Corporation
Developer, manufacturer and provider of advanced information technologies and services

Steven G. Elliott
Senior Vice Chairman
The Bank of New York Mellon Corporation

Gerald L. Hassell
President
The Bank of New York Mellon Corporation

Edmund F. "Ted" Kelly
Chairman, President and Chief Executive Officer
Liberty Mutual Group
Multi-line insurance company

Robert P. Kelly
Chief Executive Officer
The Bank of New York Mellon Corporation

Richard J. Kogan
Principal
The KOGAN Group LLC

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
International designer, manufacturer and distributor of jewelry and fine goods

John A. Luke, Jr.
Chairman and Chief Executive Officer
MeadWestvaco Corporation
Manufacturer of paper, packaging and specialty chemicals

Robert Mehrabian
Chairman, President and Chief Executive Officer
Teledyne Technologies, Inc.
Advanced industrial technologies

Mark A. Nordenberg
Chancellor
University of Pittsburgh
Major public research university

Catherine A. Rein
Senior Executive Vice President and
Chief Administrative Officer
MetLife, Inc.
Insurance and financial services company

Thomas A. Renyi
Executive Chairman
The Bank of New York Mellon Corporation

William C. Richardson
President and Chief Executive Officer Emeritus
The W.K. Kellogg Foundation
Private foundation

Samuel C. Scott III
Chairman, President and Chief Executive Officer
Corn Products International, Inc.
Global producers of corn-refined products and ingredients

John P. Surma
Chairman and Chief Executive Officer
United States Steel Corporation
Steel manufacturing

Wesley W. von Schack
Chairman, President and Chief Executive Officer
Energy East Corporation
Energy services company

Senior Management

Thomas A. Renyi
Executive Chairman

Robert P. Kelly
Chief Executive Officer

Gerald L. Hassell
President

Executive Committee

Torry Berntsen
Chief Client Management Officer

Richard F. Brueckner
Chief Executive Officer
Pershing LLC

Steven G. Elliott
Senior Vice Chairman
Co-Head, Integration

Thomas P. (Todd) Gibbons
Chief Risk Officer

Timothy F. Keaney
Co-Chief Executive Officer
BNY Mellon Asset Servicing

Carl Krasik
General Counsel

David F. Lamere
Chief Executive Officer
BNY Mellon Wealth Management

Jonathan Little
Vice Chairman, BNY Mellon Asset Management
Chairman, BNY Asset Management International
Chairman, The Dreyfus Corporation

Donald R. Monks
Vice Chairman
Co-Head, Integration

Ronald P. O'Hanley
Chief Executive Officer and President
BNY Mellon Asset Management

James P. Palermo
Co-Chief Executive Officer
BNY Mellon Asset Servicing

Karen B. Peetz
Chief Executive Officer
The Bank of New York Mellon Corporate Trust

Lisa B. Peters
Chief Human Resources Officer

Brian G. Rogan
Chief Executive Officer
The Bank of New York Mellon
Issuer and Treasury Services

Bruce W. Van Saun
Vice Chairman
Chief Financial Officer

Kurt D. Woetzel
Chief Information Officer

PERFORMANCE GRAPH



Total Shareholder Return (5 Years)
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
The Bank of New York Mellon Corporation
S&P 500
New Peer Group
Old Peer Group

	2002	2003	2004	2005	2006	2007
The Bank of New York Mellon Corporation	$100.00	$142.09	$147.09	$144.31	$183.06	$218.48
S&P 500	100.00	128.68	142.68	149.69	173.33	182.85
New Peer Group	100.00	142.14	161.09	182.77	221.21	210.97
Old Peer Group	100.00	130.18	139.38	148.97	177.00	151.04

This graph shows The Bank of New York Mellon's cumulative total shareholder returns over the five-year period from Dec. 31, 2002 to Dec. 31, 2007. The graph reflects total shareholder returns for The Bank of New York from Dec. 31, 2002 to June 29, 2007, and for The Bank of New York Mellon from July 2, 2007 to Dec. 31, 2007. June 29, 2007 was the last day of trading on the NYSE of The Bank of New York stock and July 2, 2007 was the first day of trading on the NYSE of The Bank of New York Mellon stock. We are showing combined The Bank of New York – The Bank of New York Mellon shareholder returns because The Bank of New York Mellon does not have a five-year history as a public company. The graph also shows the cumulative total returns for the same five-year period of the S&P 500 index, as well as our old and new peer groups (listed below). After the merger, we reevaluated the composition of our peer group and determined that a change was appropriate. Our new peer group is composed of asset managers and institutional service providers that represent our primary competitors. The comparison assumes a $100 investment on Dec. 31, 2002 in The Bank of New York stock (which was converted on a .9434 for one basis into The Bank of New York Mellon stock on July 1, 2007), in the S&P 500 Index and in each of the peer groups shown and assumes that all dividends were reinvested.

New Peer Group*	Old Peer Group*
AllianceBernstein Holdings LP	BB & T Corporation
BlackRock, Inc.	Bear Stearns Companies, Inc.
JP MorganChase & Co.	Fifth Third Bancorp
Legg Mason, Inc.	Lehman Brothers Holdings, Inc.
Lehman Brothers Holdings, Inc.	National City Corporation
Northern Trust Corporation	Northern Trust Corporation
PNC Financial Services Group, Inc.	PNC Financial Services Group, Inc.
Prudential Financial, Inc.	State Street Corporation
State Street Corporation	SunTrust Banks, Inc.
SunTrust Banks, Inc.	US Bancorp
US Bancorp	Wachovia Corporation
Wachovia Corporation	

* Individual returns are weighted by market capitalization at the end of each year.



CORPORATE INFORMATION

The Bank of New York Mellon Corporation is a global financial services company focused on helping clients manage and service their financial assets, operating in 34 countries and serving more than 100 markets. The company is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing superior asset management and wealth management, asset servicing, issuer services, clearing services and treasury services through a worldwide client-focused team. It has more than $23 trillion in assets under custody and administration, more than $1.1 trillion in assets under management and services $11 trillion in outstanding debt. Additional information is available at *www.bnymellon.com.*

Corporate Headquarters

One Wall Street
New York, NY 10286
+1 212 495 1784
www.bnymellon.com

Annual Meeting

The Annual Meeting of Shareholders will be held in New York City at 101 Barclay Street, 10th Floor, at 9 a.m. on Tuesday, April 8, 2008.

Exchange Listing

The Bank of New York Mellon's common stock is traded on the New York Stock Exchange under the trading symbol BK. BNY Capital IV 6.875% Preferred Trust Securities Series E (symbol BKPrE) and BNY Capital V 5.95% Preferred Trust Securities Series F (symbol BKPrF) are also listed on the New York Stock Exchange.

Stock Prices

Prices for The Bank of New York Mellon's common stock can be viewed at *www.bnymellon.com/investorrelations.*

Corporate Governance

Corporate governance information is available online at *www.bnymellon.com/governance.*

Corporate Social Responsibility

Information about The Bank of New York Mellon's commitment to corporate social responsibility, including our Equal Employment Opportunity/Affirmative Action policies, is available at *www.bnymellon.com/csr.* To obtain a copy of the company's Corporate Social Responsibility Report, e-mail *csr@bnymellon.com.*

Investor Relations

Visit *www.bnymellon.com/investorrelations* or call +1 212 635 1855.

Dividend Payments

Subject to approval of the board of directors, dividends are paid on The Bank of New York Mellon's common stock on or about the first day of February, May, August and November.

Form 10-K and Shareholder Publications

For a free copy of The Bank of New York Mellon's Annual Report on Form 10-K or the quarterly earnings news release on Form 8-K, as filed with the Securities and Exchange Commission, send a written request by e-mail to *corpsecretary@bnymellon.com* or by mail to the Secretary of The Bank of New York Mellon, One Wall Street, New York, NY 10286.

The 2007 Annual Report, as well as Forms 10-K, 8-K and 10-Q, and quarterly earnings and other news releases can be viewed and printed at *bnymellon.com.*

The contents of the listed Internet sites are not incorporated into this Annual Report.

Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
www.bnymellon.com/shareowner

Shareholder Services

BNY Mellon Shareowner Services maintains the records for our registered shareholders and can provide a variety of services at no charge such as those involving:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Direct deposit of dividends
- Transfer of stock to another person

For assistance from BNY Mellon Shareowner Services, visit *www.bnymellon.com/shareowner/isd* or call +1 800 205 7699.

Direct Stock Purchase and Dividend Reinvestment Plan

The Direct Stock Purchase and Dividend Reinvestment Plan provides a way to purchase shares of common stock directly from The Bank of New York Mellon at the current market value. Nonshareholders may purchase their first shares of The Bank of New York Mellon's common stock through the Plan, and shareholders may increase their shareholding by reinvesting cash dividends and through optional cash investments. Plan details are in a prospectus, which may be viewed online at *www.bnymellon.com/shareowner/isd* or obtained in a hard copy by calling +1 866 353 7849.

Electronic Deposit of Dividends

Registered shareholders may have quarterly dividends paid on The Bank of New York Mellon's common stock deposited electronically to their checking or savings account, free of charge. To have your dividends deposited electronically, go to *www.bnymellon.com/shareowner/isd* to set up your account(s) for direct deposit. If you prefer, you may also send a written request by e-mail to *shrrelations@bnymellon.com* or by mail to BNY Mellon Shareowner Services, P.O. Box 358016, Pittsburgh, PA 15252-8016. For more information, call +1 800 205 7699.

Shareholder Account Access

By Internet

24 hours a day/7 days a week
www.bnymellon.com/shareowner/isd

Shareholders can register to receive shareholder information electronically by enrolling in MLink. To enroll, access *www.bnymellon.com/shareowner/isd* and follow two easy steps.

By phone

24 hours a day/7 days a week
Toll-free in the U.S. +1 800 205 7699
Outside the U.S. +1 201 680 6578

Telecommunications Device for the Deaf (TDD) Lines
Toll-free in the U.S. +1 800 231 5469
Outside the U.S. +1 201 680 6610

By mail

BNY Mellon Shareowner Services
P.O. Box 358016
Pittsburgh, PA 15252-8016



THE BANK OF NEW YORK MELLON

The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286
+1 212 495 1784

bnymellon.com

END

